Filed pursuant to Rule 424(b)(3)
Registration No. 333-118053

PROSPECTUS

Sensus Metering Systems Inc.

$275,000,000

8 5/8% Senior Subordinated Notes due 2013

We issued the 8 5/8% Senior Subordinated Notes due 2013 (the “notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), in exchange for our 8 5/8% Senior Subordinated Notes due 2013 (the “old notes”), which were issued on December 17, 2003, pursuant to Rule 144A and Regulation S under the Securities Act.

We pay interest on the notes semi-annually on June 15 and December 15 of each year. The notes mature on December 15, 2013. Prior to December 15, 2008, we may redeem all of the notes at a price equal to 100% plus the applicable premium set forth in this offering circular. At our option, we may redeem all or a portion of the notes on or after December 15, 2008 at the redemption prices set forth in this prospectus. There is no sinking fund for the notes.

The notes are our unsecured senior subordinated obligations and rank junior to our senior indebtedness and equally with all of our unsecured senior subordinated indebtedness. Our obligations under the notes are fully and unconditionally guaranteed on a senior subordinated basis by our parent and, subject to certain limitations, each of our current and future domestic restricted subsidiaries.

This prospectus is to be used by Goldman, Sachs & Co. in connection with offers and sales related to market-making transactions in the notes. Goldman, Sachs & Co. may act as principal or agent in such transactions. These sales will be made at prices related to prevailing market prices at the time of such sale. We will receive no portion of the proceeds of the sale of such notes and will bear expenses incident to the registration thereof.

There is no established trading market for the notes, and we do not intend to apply for listing of the notes on any securities exchange.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 15, 2007.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. Please review this prospectus in its entirety, including the risk factors and financial statements and the related notes included elsewhere herein, before you decide to invest in the notes. Unless the context otherwise indicates or requires, references in this prospectus to (i) the term “Parent” refers to Sensus Metering Systems (Bermuda 2) Ltd., (ii) the term “Sensus” refers to Sensus Metering Systems Inc., the issuer of the notes, (iii) the terms “our company,” “we,” “us,” or “our” refer to Sensus and its subsidiaries, and (iv) the terms “the Sensus Group” or “the group” refer to Parent and its subsidiaries, including Sensus, in each case after giving effect to the acquisition of the metering systems business of Invensys plc, or “Invensys Metering Systems,” which was completed on December 17, 2003. Certain statements in this “Prospectus Summary” are forward-looking statements. See “Forward-Looking Statements.”

Financial information reflected throughout this prospectus, unless otherwise specifically indicated, reflects information for the Sensus Group on a consolidated basis. References to “fiscal year” mean the twelve months ending March 31.

Our Company

We conduct the primary operations of the Sensus Group in North America. The Sensus Group is a leading provider of advanced metering technologies and related metering communications systems to the worldwide utility industry and has over a century of experience in designing and manufacturing metering products. We believe the Sensus Group is the largest global manufacturer of water meters and has a substantial share of the sales of automatic meter reading, or AMR, devices to the North American water utilities market. Additionally, we believe that the Sensus Group is a leading global developer and manufacturer of gas and heat metering systems and is an active participant in the North American electric metering systems market. The Sensus Group is recognized throughout the utility industry for developing and manufacturing metering products with long-term accuracy and unique product features, innovative metering communication systems, as well as for providing comprehensive customer service for all of our products and services. Continuing our efforts to provide the utility markets with leading edge metering communications systems, in July 2006 we acquired Advanced Metering Data Systems, L.L.C., or AMDS, a developer of an advanced metering infrastructure, or AMI, fixed network radio frequency, or RF, system. With the acquisition, we now provide an advanced fixed network AMI solution to all three North America utility markets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisition” for additional information regarding this acquisition. In addition to our metering business, we believe we are the leading North American producer of pipe joining and repair products for water and natural gas utilities and a premier supplier of precision-manufactured, thin-wall, low-porosity aluminum die-castings.

Industry, Markets and Products

The Sensus Group has three principal product lines: metering systems products, pipe joining and repair products, and precision die casting products, accounting for approximately 81%, 10% and 9% of net sales, respectively, for fiscal 2007. Metering systems, the largest product line, includes advanced metering technologies, AMI and AMR communications systems and four principal metering technology categories: water, gas, heat and electricity. Under the Smith-Blair brand name, we manufacture pipe joining and repair products used primarily by water and gas utilities. Our precision die casting product line includes precision die-castings that are used internally for our gas meter housings and sold externally, primarily to the top five suppliers to the U.S. automotive industry, or Tier I automotive suppliers. For fiscal 2005, 2006 and 2007, the Sensus Group had net sales from continuing operations of $569.8 million, $613.9 million and $632.9 million, respectively. The Sensus Group had net sales of $171.0 million and $146.6 million for the fiscal quarters ended June 30, 2007 and July 1, 2006, respectively.

Metering Systems Products

The Sensus Group distributes metering technologies and metering communications system products to utilities throughout the world and has a large installed base of meters worldwide. The North American and European utility markets are the largest markets in which the Sensus Group competes.

Demand for meters and metering communications systems has historically been driven by replacement and repair activities, upgrades to new features or technologies, new construction activity, efforts to reduce utility operating costs, conservation considerations and regulatory requirements. In addition, utilities have been migrating their manually read meters to technology-based metering solutions and communicating AMI and AMR systems, which enable them to lower their operating costs and increase their revenue streams through the reduction of manual meter readings and the improvement of measurement accuracy. We believe these benefits have contributed to the growth of the AMI and AMR markets. We offer complete multi-utility AMI and AMR solutions to the water, gas and electric utility markets in North America. In addition to our own AMI and AMR systems, our meters are compatible with the leading AMI and AMR systems on the market today.

Water and Heat Metering. The Sensus Group’s water metering technology products and systems are sold worldwide with its largest markets being North America and Europe. The Sensus Group has water metering systems that cover residential and commercial applications. The Sensus Group’s water meters utilize two basic metrology designs. First is a piston or positive displacement design, which measures water based on the displacement of a known volume of water. Second is a velocity design, whose measurement uses the speed of water through a specific pipe diameter. In addition, meters can have two basic types of registers, known as manual and encoder registers. A standard or manual register delivers a reading that is determined by gears turning numbered dials and is read visually. An absolute encoder register is an electronic register whereby the register’s odometer reading is converted into electronic signals. Once the reading has been encoded, it can be transmitted and read in a variety of ways, including remotely. The Sensus Intelligent Communicating Encoder, or ICE®, family of products is available on all positive displacement water meters and is the basis for one of the most technologically advanced AMI and AMR systems in the industry. The Sensus Group’s AMI and AMR systems offer utilities several ways to collect meter reading data, including TouchRead®, walk-by and drive-by RF RadioRead®, PhoneRead® and fixed-based FlexNet® RF systems.

The North American water utility market is the Sensus Group’s largest market and where we believe we hold a leading market share position among four main competitors. Our end-customers in this market are the approximately 53,000 water utilities located throughout the continent. Historically, we focused our efforts on the small- to mid-size utilities that have an installed base of fewer than 50,000 meters. Such utilities represent approximately 90% of the water utilities in North America. We believe our high accuracy meters, AMI and AMR systems are attractive to these smaller utilities, which generally have limited resources, because they reduce labor-intensive manual meter readings, improve reading accuracy and minimize the cost of repairs. Additionally, with the acquisition of AMDS and the AMI FlexNet® system, we are better positioned to expand beyond our traditional markets with a comprehensive AMI solution for larger water utilities.

The European water metering market is another significant market for the Sensus Group. The Sensus Group is one of the leading participants in this market along with a few other significant competitors. Much of the European residential water meter market is subject to national regulations that effectively limit a meter’s service life to approximately six years. These regulations minimize the need for long-term accuracy. In addition, these utilities do not read the meters frequently, which makes advanced metering systems more difficult to justify. As a result of these factors, product differentiation and features are less of a basis for competition than in North America. However, the Sensus Group is seeing a heightened level of utility market activity with advanced metering communications systems and with that, the Sensus Group is investigating some AMI/AMR system solutions for the market which could change these market dynamics. For industrial and commercial meters, durability, accuracy and design specifications are more critical in the customer’s selection process and are a greater basis for competition.

The Sensus Group’s heat metering activity is focused on heat utilities and sub-metering companies in Europe with its main activity in countries that utilize hot water for heating purposes. The Sensus Group produces several types of heat meters that measure the energy consumed. Sensors measure the temperature of the water in a closed system as it enters and exits the building or apartment. The difference in temperature is used to calculate the amount of energy consumed. Heat metering products include PolluCom E® compact heat meter, PolluStat E® ultrasonic heat meter and PolluFlow® bulk hot water meter. Advanced metering communications systems are also being reviewed for these markets.

Gas Metering. The Sensus Group’s gas metering and regulator products are sold primarily to the North American gas utility market and selected international gas utility markets where our gas products meet the regional product specifications. The Sensus Group’s largest market is in North America where the market consists of approximately 1,250 gas utilities with approximately 75 million meters. The majority of the market consists of large investor-owned utilities, or IOUs, with the remaining being small- to mid-size municipal utilities. The IOUs make up approximately 20% of the gas utility companies; however, they manage over 85% of the metering services in the North American market.

The Sensus Group has provided gas metering and regulatory products to the gas utility market for over 100 years and is considered a market leader. Over this period, the Sensus Group has continued to provide product improvements and new product developments to the market. The Sensus Group produces diaphragm gas metering devices for residential, commercial and industrial market segments. For transport gas customers, the group supplies the market with large volume turbine meters and, within the past few years, has introduced an ultrasonic gas meter line with the brand name Sonix®. In addition to meters, the Sensus Group provides regulator products that manage the gas pressure in the gas line. The Sensus Group also supplies AMI and AMR products that can read a meter remotely using radio frequency interfaces that connect to the meters. The group’s AMI and AMR products include the Sensus mobile RadioRead® system and the AMI FlexNet® system.

Electricity Metering. We entered the North American electric utility market in 2002 with the introduction of the iCon® solid-state electricity meter for residential metering applications. The electric meter products are only sold in North America and global regions that accept American National Standards Institute standard meters. The North American electric utility market is made up of approximately 3,000 electric utilities having 140 million electric meters for residential, commercial and industrial applications. The two main segments of the electric utility market are IOUs and public or municipal utilities. IOUs make up 7% of the electric utilities, but manage approximately 70% of the metering services, similar to the gas metering market.

We continue to expand the iCon® electric meter product offering to include commercial and industrial electric meter lines as well as growing the meter’s AMI and AMR capabilities. We offer our own electric meter AMI and AMR products, which include the RadioRead® mobile walk-by/drive-by system and the AMI FlexNet® two-way and one-way fixed network system. The key design features of the iCon® enable the product to be one of the most highly accurate electricity measurement devices, and the well engineered mechanical design allows for AMI and AMR product integration for both Sensus and compatible third-party AMI/AMR vendor products. These features have permitted the iCon® meter to quickly gain market acceptance in North America in a short period of time. The market growth for solid-state electricity meters is expected to be higher than the historical 3% market growth for the North America electric meter market due to utilities upgrading to new technologies incorporating their new meters with AMI/AMR systems.

Pipe Joining and Repair Products

Our Smith-Blair brand competes in the North American pipe joining, tapping and repair products market. Pipe joining, tapping and repair products consist principally of pipe couplings, tapping sleeves and saddles, and repair clamps that are used primarily by water and natural gas utilities to construct, extend and repair utility piping systems. Demand for pipe joining, tapping and repair products is driven by new construction, replacements and repairs. Replacement and repair demand is driven by aging infrastructure as well as extreme weather conditions, including freezes, droughts, hurricanes and earthquakes. Due to the often time-sensitive nature of customer demand for pipe joining, tapping and repair products, a company’s ability to promptly respond to customer needs with effective engineering solutions plays a significant role in its success within this market. Smith-Blair successfully differentiates itself by providing the widest range of both standard products and engineered-to-order products while maintaining the highest levels of customer service and, we believe, the shortest lead times in the industry.

Precision Die Casting Products

In North America, approximately 250 die casters produce thousands of castings for numerous products ranging from components for automobiles to medical devices. Our die casting products consist of high quality thin-wall, low porosity aluminum die castings, generally targeting the automotive industry and gas utility markets in North America. We believe that only four other precision die casters in the United States have the ability to produce products that are similar to those we produce. Sales within the precision die casting market are largely dependent on the success of the automotive platform for which the products are manufactured. In fiscal 2007, approximately 23% of our die casting products were used internally by our gas metering business, and approximately 77% were sold to Tier I automotive component suppliers.

Business Strategy

The goal of the Sensus Group is to continue to be a leader in the metering system industry by providing value-added advanced metering and related communications systems for the worldwide utility industry. We and other members of the group intend to achieve this goal by pursuing the following strategies:

•	maintain focus on core North American market;

•	continue to develop market-leading technologies;

•	capitalize on metering technology leadership in complementary markets;

•	enhance North American distributor relationships;

•	continue to reduce costs and improve productivity; and

•	selectively pursue strategic opportunities.

The Invensys Metering Systems Acquisition

On December 17, 2003, we acquired Invensys Metering Systems from certain affiliates of Invensys plc (“Invensys”). Prior to the completion of this acquisition, we had no active business operations. The acquisition was funded through a combination of borrowings under our senior credit facilities, proceeds from the offering of the old notes and capital contributions from the principal equity investors in the Sensus Group, which are comprised of certain funds affiliated with The Resolute Fund, L.P. that are managed by The Jordan Company, L.P., which we refer to collectively as “The Resolute Fund,” and GS Capital Partners 2000, L.P. and certain of its affiliated investment partnerships, which we refer to collectively as “GS Capital Partners.” The Resolute Fund and GS Capital Partners beneficially own substantially all of the outstanding voting securities of our ultimate parent, Sensus Metering Systems (Bermuda 1), which we refer to as “Holdings,” and, therefore, control Sensus. Please refer to the section entitled “The Invensys Metering Systems Acquisition” for a summary description of the terms of the acquisition of Invensys Metering Systems and the related equity contribution, to the section entitled “The Senior Credit Facilities” for a summary description of the terms of our senior credit facilities and to the section entitled “Security Ownership of Certain Beneficial Owners and Management” for a table showing The Resolute Fund’s and GS Capital Partners’ respective beneficial ownership interests in the outstanding voting securities of Holdings.

Senior Credit Facilities

In connection with the acquisition of Invensys Metering Systems, the Sensus Group entered into senior credit facilities with a syndicate of lenders. The credit facilities provide senior secured financing of $258.2 million, consisting of (a) two term loan facilities in the aggregate amount of $188.2 million and (b) two revolving credit facilities in the aggregate amount of $70.0 million. At June 30, 2007, approximately $5.8 million of the $70.0 million revolving credit facilities was used to support letters of credit that had not been drawn upon and $9.2 million had been drawn as short-term borrowings. At June 30, 2007, approximately $188.2 million was outstanding under the term loan facilities. The senior credit facilities require the Sensus Group to comply with certain financial covenants, consisting of maximum total leverage ratios, minimum interest coverage ratios and minimum fixed charge coverage ratios.

Terms of the Notes

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Sensus Metering Systems Inc.

Securities Offered	$275.0 million aggregate principal amount of 8 5/8% Senior Subordinated Notes due 2013.

Maturity Date	December 15, 2013.

Interest	8 5/8% per annum, payable semi-annually in arrears on June 15 and December 15.

Guarantees

The notes are unconditionally guaranteed, jointly and severally and on an unsecured senior subordinated basis, by Parent and, subject to certain limited exceptions, all our existing and future domestic subsidiaries. Our foreign subsidiaries do not guarantee the notes.

Ranking	The notes are our unsecured senior subordinated obligations. The notes and related guarantees rank:

•	junior to all of our and the guarantors’ existing and future senior indebtedness;

•	equally with any of our and the guarantors’ existing and future senior subordinated indebtedness; and

•	senior to any of our and the guarantors’ existing and future subordinated indebtedness.

As of June 30, 2007, the Sensus Group had approximately $197.4 million of senior indebtedness outstanding, all of which is secured. The notes are structurally subordinated to all of the existing and future liabilities of our subsidiaries that do not guarantee the notes. As of June 30, 2007, the non-guarantor subsidiaries had approximately $166.2 million of combined total liabilities (including trade payables and $16.2 million borrowed by one of our European subsidiaries under the term loan facilities, but excluding debt owed to the issuer or any note guarantor).

Optional Redemption

Prior to December 15, 2008, we may redeem all, but not less than all, of the notes in cash at a redemption price equal to 100% of their principal amount plus the Applicable Premium (as defined in “Description of the Notes—Optional Redemption”), plus accrued and unpaid interest to the redemption date.

We may redeem the notes at any time and from time to time on or after December 15, 2008 in whole or in part, in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption.

Change of Control

If a change of control occurs, subject to certain conditions, we must give holders of the notes an opportunity to sell to us the notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. See “Description of the Notes—Change of Control.”

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit the ability of Parent and each of its restricted subsidiaries, including the issuer, to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	pay dividends on its capital stock or redeem, repurchase or retire its capital stock or subordinated indebtedness;

•	make certain investments;

•	enter into arrangements that restrict dividends from its subsidiaries;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of its subsidiaries; and

•	merge, amalgamate or consolidate with other companies or transfer all or substantially all of its assets.

The limitations will be subject to a number of important qualifications and exceptions. See “Description of the Notes—Certain Covenants.”

For additional information about the notes, see the section of this prospectus entitled “Description of the Notes.”

Risk Factors

Before making an investment decision with respect to the notes, you should consider carefully the information included in the “Risk Factors” section as well as other information set forth in this prospectus.

Corporate Offices

Our principal executive offices are located at 8601 Six Forks Road, Suite 300, Raleigh, NC 27615 and our phone number is (919) 845-4017.

SUMMARY HISTORICAL FINANCIAL DATA

The following table presents summary historical financial data for the Sensus Group that have been derived from the audited consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. as of March 31, 2007, 2006 and 2005, for each of the three years in the period ended March 31, 2007 and for the period from Inception (December 18, 2003) through March 31, 2004 and of Invensys Metering Systems (the “Predecessor”) as of March 31, 2003 and for the period from April 1, 2003 through December 17, 2003 and for the period ended March 31, 2003 and from the unaudited consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. as of June 30, 2007 and July 1, 2006, and for the quarters then ended. The consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. as of March 31, 2007 and 2006 and for each of the three years in the period ended March 31, 2007 and as of June 30, 2007 and for each of the quarters ended June 30, 2007 and July 1, 2006 are included elsewhere in this prospectus. The following information should be read in conjunction with “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Predecessor (1)
	Year Ended March 31, 2003		Period from April 1, 2003 to December 17, 2003		Period from Inception (December 18, 2003) to March 31, 2004		Year Ended March 31, 2005		Year Ended March 31, 2006		Year Ended March 31, 2007		Fiscal Quarter Ended
(in millions)													July 1, 2006		June 30, 2007
													(unaudited)		(unaudited)
Statement of Operations Data:
Net sales	$504.5		$364.6		$164.4		$569.8		$613.9		$632.9		$146.6		$171.0
Income (loss) from continuing operations	$33.3		$10.0		$(1.5)		$(4.2)		$(3.2)		$(8.1)		$(6.6)		$(2.5)
Other Financial Data:
EBITDA (2)	$79.9		$43.2		$20.8		$79.9		$86.7		$83.9		$16.9		$19.0
Restructuring costs (3)	12.4		9.6		1.1		8.1		7.2		8.5		1.9		0.6
Capital expenditures	11.8		8.4		6.1		21.2		23.2		17.3		3.1		6.4
Ratio of earnings to fixed charges (4)	37.0	x	31.0	x	—	(5)	1.1	x	1.1	x	—	(6)	—	(7)	—	(8)
Balance Sheet Data:
Cash and cash equivalents	$17.1		—		$48.5		$54.9		$52.6		$34.9		$30.7		$22.8
Total assets	670.0		—		952.9		940.2		935.1		973.2		911.5		960.2
Total debt	14.1		—		506.6		500.4		485.6		475.5		485.6		476.8
Stockholder’s equity	496.3		—		198.0		194.0		186.4		226.5		180.5		223.9

(1)	On December 18, 2003, Sensus acquired the metering systems and certain other businesses from Invensys plc. Prior to the date of the acquisition of Invensys Metering Systems, we had no operations. As a result of the acquisition, we changed the basis of accounting for the Sensus Group and acquired substantial debt, such that the financial results of periods prior to the acquisition are not necessarily comparable to results after the acquisition. Information for periods prior to December 18, 2003 reflects the results of operations and other data for our predecessor, Invensys Metering Systems.
(2)

For additional information regarding EBITDA, including a reconciliation of the net income (loss) of the Sensus Group to EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.” We have presented EBITDA because management considers EBITDA to be an important measure of financial performance. Management believes that EBITDA provides useful information for our investors for trending, analyzing and benchmarking the performance and value of our business. Management also believes that EBITDA is useful in assessing current performance compared with the historical performance of our predecessor because items within our income statements such as depreciation, amortization and interest expense are significantly impacted by the acquisition of Invensys Metering Systems. Internally, EBITDA is used as a financial measure to assess the performance of our business and is an important measure in our incentive compensation plans. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity.

(3)	For additional information regarding restructuring costs, see Note 7 to the audited consolidated financial statements included elsewhere in this prospectus. Restructuring costs are added to net income (loss) for purposes of determining compliance by the Sensus Group with the financial covenants of both the senior credit facilities and the indentures governing the notes.
(4)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent pre-tax income (loss) and fixed charges. Fixed charges consist of interest expense, the portion of rental expense that management believes is representative of the interest component of rent expense (assumed to be 33%) and the amortized amount of deferred financing costs.
(5)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $1.8 million during this period to achieve a ratio of 1:1.
(6)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $4.5 million during this period to achieve a ratio of 1:1.
(7)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $4.1 million during this period to achieve a ratio of 1:1.
(8)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $2.1 million during this period to achieve a ratio of 1:1.

RISK FACTORS

An investment in the notes involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before investing in the notes. If any of the following risks actually occur, our business, financial results and operating results could be materially and adversely affected, which, in turn, could adversely affect our ability to repay the notes.

Risks Relating to this Offering and the Notes

Our substantial indebtedness could adversely affect our financial health, harm our ability to react to changes to our business and could prevent us from fulfilling our obligations under our indebtedness, including the notes.

We are highly leveraged and have significant debt service obligations. As of June 30, 2007, the Sensus Group had total debt of approximately $476.8 million outstanding. The group’s cash interest paid for the fiscal quarters ended July 1, 2006 and June 30, 2007 was $15.8 million and $15.6 million, respectively. The group’s cash interest paid for fiscal 2006 and fiscal 2007 was $37.7 million and $40.6 million, respectively.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could also have other material consequences. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt; and

•	limit our ability to raise additional financing on satisfactory terms or at all.

Furthermore, our interest expense could increase if interest rates increase because a major portion of our debt under the credit agreement governing our senior secured credit facilities is variable rate debt. Our senior secured credit facilities include term loan facilities in an aggregate amount of $188.2 million, each of which bear interest at the adjusted London Interbank Offered Rate, or LIBOR, plus 2.0% or the alternate base rate plus 1.0%, and revolving credit facilities in an aggregate amount of $70.0 million, each of which bear interest at the adjusted LIBOR plus 2.5% or the alternate base rate plus 1.5% (exclusive, in each case, of a 0.5% facility fee). See “The Senior Credit Facilities.” In addition, during fiscal 2006 and 2007, we utilized interest rate swap agreements, with an aggregate notional amount of $100.0 million, to mitigate our exposure to fluctuations in interest rates on variable-rate debt and expect to continue to utilize these agreements to manage interest rate risk in the future. These swap agreements, however, do not provide complete protection from fluctuations in interest rates and we could recognize losses as a result of entering into swap agreements.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indenture governing the notes and the credit agreement governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. For example, the indenture governing the notes allows us to incur additional indebtedness so long as on the date of the incurrence thereof, our Consolidated Coverage Ratio (as defined in the indenture governing the notes) exceeds 2.00 to 1.00. In addition, the indenture governing the notes allows us to incur indebtedness in the aggregate amount that is available under our senior credit facilities plus other specifically identified additional amounts, including a general carve-out from the restrictions on indebtedness included therein, in the amount of $25.0 million, whether or not we satisfy the ratio. As of June 30, 2007, the Sensus Group had approximately $60.8 million of borrowings available under the revolving credit facilities of the senior credit facilities of which approximately $5.8 million was used to support letters of credit that had not been drawn upon. Any additional borrowings could be senior to the notes and the related guarantees. If we incur additional debt in the future, the risks associated with our substantial leverage would increase. See “The Senior Credit Facilities” and “Description of the Notes” for a detailed description of the qualifications and exceptions to our ability to incur additional indebtedness.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes and amounts borrowed under our senior secured credit facilities, and to fund our operations, depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations, currently anticipated cost savings and operating improvements may not be realized on schedule or at all and future borrowings may not be available to us under our senior secured credit facilities or otherwise in amounts sufficient to enable us to service our indebtedness, including the notes and amounts borrowed under the senior secured credit facilities, or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, the indenture for the notes and the credit agreement for our senior secured credit facilities may restrict us from adopting any of these alternatives. Furthermore, neither The Resolute Fund nor GS Capital Partners has any continuing obligation to provide us with debt or equity financing. Because of these and other factors beyond our control, we may be unable to pay the principal, premium, if any, interest or other amounts on the notes. See “The Senior Credit Facilities” and “Description of the Notes.”

Restrictive covenants in the senior credit facilities and the indenture governing the notes may restrict our ability to pursue our business strategies.

Our senior secured credit facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be beneficial to us. Our senior secured credit facilities include covenants restricting, among other things, our ability to:

•	guarantee or incur additional debt;

•	incur liens and engage in sale leaseback transactions;

•	make loans and investments;

•	declare dividends or redeem or repurchase capital stock;

•	engage in mergers, amalgamations, acquisitions and other business combinations;

•	prepay, redeem or purchase subordinated debt (including the notes);

•	amend or otherwise alter terms of debt (including the notes);

•	sell assets;

•	transact with affiliates; and

•	alter the business that we conduct.

For a discussion of the restrictive covenants and the qualifications and exceptions thereto, see “Description of the Notes—Certain Covenants.”

Our senior secured credit facilities also include financial covenants, including requirements that we maintain:

•	a minimum interest coverage ratio;

•	a minimum fixed charge coverage ratio; and

•	a maximum leverage ratio.

These financial covenants become more restrictive over time.

The indenture governing the notes also contains numerous covenants including, among other things, restrictions on our ability to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

•	make certain investments;

•	enter into arrangements that restrict dividends from our subsidiaries;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of our subsidiaries; and

•	merge, amalgamate or consolidate with other companies or transfer all or substantially all of our assets.

Our breach of any covenant contained in our senior secured credit facilities or the indenture governing the notes could have an adverse effect on our ability to repay the notes and our other debt.

A breach of any covenant contained in our senior secured credit facilities or the indenture governing the notes, including the inability to comply with the required financial ratios contained therein, could result in a default under our senior secured credit facilities or the notes. If any such default occurs, the lenders under our senior secured credit facilities and the holders of the notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our senior secured credit facilities also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under our senior secured credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure the debt, which includes the available cash of Sensus and its subsidiaries that guarantee the senior secured facilities, and they will also have the right to prevent us from making debt service payments on the notes. If the debt under our senior secured credit facilities or the notes were to be accelerated, our assets may not be sufficient to repay in full the notes and our other debt. As of June 30, 2007, the Sensus Group was in full compliance with the financial restrictions and covenants of the senior credit facilities and the indenture governing the notes.

Your right to receive payments on the notes is subordinated to the borrowings under our senior secured credit facilities and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of the guarantors’ existing senior indebtedness and possibly to all of the guarantors’ future borrowings.

The notes and the guarantees rank behind all of our and the guarantors’ existing senior indebtedness, including the senior secured credit facilities, and rank behind all of our and the guarantors’ future borrowings, in each case, except any future indebtedness that expressly provides that it ranks equal with, or junior in right of payment to, the notes and the guarantees, as applicable. As of June 30, 2007, we had approximately $197.4 million of senior indebtedness outstanding, all of which is secured. In addition, our senior secured credit facilities and the indenture for the notes permit us to incur additional indebtedness, subject to certain limitations. See “The Senior Credit Facilities—Covenants and Other Matters” and “Description of the Notes—Certain Covenants—Limitation on Indebtedness.” As of June 30, 2007, the Sensus Group had approximately $60.8 million of borrowings available under the revolving credit facilities of the senior credit facilities of which approximately $5.8 million was used to support letters of credit that had not been drawn upon. Any additional borrowings could be senior to the notes and the related guarantees.

As a result of this subordination, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and the senior debt of the guarantors are entitled to be paid in full and in cash before any payment may be made with respect to the notes or the guarantees.

All payments on the notes and the guarantees may be blocked by our senior lenders in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on designated senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with the trade creditors and all other holders of our and the guarantors’ senior subordinated indebtedness in the assets remaining after we and the guarantors have paid all of the senior secured indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables or other unsecured, unsubordinated creditors in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of senior indebtedness.

The notes are not secured by our assets nor those of our guarantors, and the lenders under our senior secured credit facilities are entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.

In addition to being subordinated to all our existing and future senior debt, the notes and the guarantees are not secured by any of our assets. Our obligations under our senior secured credit facilities are secured by, among other things, a first priority pledge of all the common stock of Sensus, substantially all our assets and substantially all the assets of certain of the guarantors as well as certain of the assets of our foreign subsidiaries with respect to the portions of our senior secured credit facilities that are made available to such subsidiaries. If we become insolvent or are liquidated, or if payment under our senior secured credit facilities or in respect of any other secured indebtedness is accelerated, the lenders under our senior secured credit facilities or holders of other secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to our senior secured credit facilities or other senior debt). Upon the occurrence of any default under our senior secured credit facilities (and even without accelerating the indebtedness under our senior secured credit facilities), the lenders may be able to prohibit the payment of the notes and guarantees either by limiting our ability to access our cash flow or under the subordination provisions contained in the indenture governing the notes. See “The Senior Credit Facilities” and “Description of the Notes—Ranking.”

The notes are not guaranteed by any of Parent’s non-domestic subsidiaries and, as a result, are effectively subordinated to all obligations of the non-guarantor subsidiaries.

The subsidiary guarantors of the notes include only our wholly owned domestic subsidiaries, subject to certain limited exceptions. The notes are not guaranteed by Parent’s other subsidiaries (including all of Parent’s foreign subsidiaries). One foreign subsidiary of Parent incurred $16.2 million of debt under a European term loan facility and may in the future incur $30.0 million under a European revolving credit facility. As a result of this structure, the notes are effectively subordinated to all indebtedness and other obligations, including trade payables, of the non-guarantor subsidiaries of Parent. The effect of this subordination is that, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding involving a non-guarantor subsidiary, the assets of that subsidiary could not be used to pay you until after all other claims against that subsidiary, including trade payables, have been fully paid. In addition, holders of minority equity interests in non-guarantor subsidiaries may receive distributions prior to or pro rata with us depending on the terms of the equity interests.

The historical financial data included in this prospectus include data for Parent’s non-guarantor subsidiaries. In fiscal 2007, the aggregate net sales of the non-guarantor subsidiaries were $239.9 million, representing approximately 38% of total sales of the Sensus Group and the net loss of the non-guarantor subsidiaries was $4.7 million. As of June 30, 2007, the aggregate total assets, excluding intercompany balances (based on book value), of the non-guarantor subsidiaries were $233.7 million, representing approximately 24% of total assets of the Sensus Group (based on book value). As of the same date, the non-guarantor subsidiaries had approximately $166.2 million of total liabilities (including trade payables and $16.2 million borrowed by a European subsidiary of Parent under our term loan facilities, but excluding debt owed to the issuer of the notes or any note guarantor).

Federal and state fraudulent transfer laws and Bermuda law permit a court to void the notes and the guarantees and, if that occurs, you may not receive any payments on the notes.

The notes are guaranteed by each of the guarantors. Our issuance of the notes and the issuance of the guarantees by the guarantors may be subject to review under federal and state fraudulent transfer and conveyance statutes or under Bermuda law if a bankruptcy, liquidation or reorganization proceeding, including circumstances in which bankruptcy is not involved, is commenced at some future date by, or on behalf of, our unpaid creditors or unpaid creditors of our guarantors. While the relevant laws may vary from state to state, under such laws the issuance of the notes and the guarantees and the application of the proceeds therefrom will be a fraudulent conveyance if (1) we issued the notes and the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (2) only, one of the following is true:

•	we or any of the guarantors were or was insolvent, or rendered insolvent, by reason of such transactions;

•	we or any of the guarantors were or was engaged in a business or transaction for which our or the applicable guarantor’s assets constituted unreasonably small capital; or

•	we or any of the guarantors intended to, or believed that we or it would, be unable to pay debts as they matured.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the applicable guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any payment on the notes.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts was greater than the fair value of all its assets;

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its existing debts and liabilities as they become due; or

•	it cannot pay its debts as they become due.

A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its subsidiary guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the notes. Each subsidiary guarantee of the notes will contain a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under applicable fraudulent transfer law.

An active trading market may not develop for the notes, which may make the notes illiquid and adversely affect the market price quoted for the notes.

You cannot be sure that an active trading market will develop for the notes. We do not intend to apply for a listing of the notes on a securities exchange or any automated dealer quotation system. We have been advised by Goldman, Sachs & Co. that as of the date of this prospectus Goldman, Sachs & Co. intends to make a market in the notes. Goldman, Sachs & Co. is not obligated to do so, however, and any market-making activities with respect to the notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to limits imposed by the Securities Act and the Securities Exchange Act of 1934, or Exchange Act. Because Goldman, Sachs & Co. is our affiliate, Goldman, Sachs & Co. is required to deliver a current “market-making” prospectus and otherwise comply with the registration requirements of the Securities Act in any secondary market sale of the notes. Accordingly, the ability of Goldman, Sachs & Co. to make a market in the notes may, in part, depend on our ability to maintain a current market-making prospectus. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

We may not be able to fulfill our repurchase obligations in the event of a change of control.

Upon the occurrence of any change of control, we will be required to make a change of control offer to repurchase the notes. Any change of control also would constitute a default under our senior secured credit facilities. Therefore, upon the occurrence of a change of control, the lenders under our senior secured credit facilities would have the right to accelerate their loans, and we would be required to repay all of our outstanding obligations under our senior secured credit facilities. Also, as our senior secured credit facilities will generally prohibit us from purchasing any notes, if we do not repay all borrowings under our senior secured credit facilities first or obtain the consent of the lenders under our senior secured credit facilities, we will be prohibited from purchasing the notes upon a change of control.

In addition, if a change of control occurs, we may not have available funds sufficient to pay the change of control purchase price for any of the notes that might be delivered by holders of the notes seeking to accept the change of control offer and, accordingly, none of the holders of the notes may receive the change of control purchase price for their notes. Our failure to make the change of control offer or to pay the change of control purchase price when due would result in a default under the indenture governing the notes. See “Description of the Notes—Defaults.”

Bankruptcy may delay payment on the notes.

The U.S. bankruptcy code generally prohibits the payment of pre-bankruptcy debt by a company that commences a bankruptcy case. If we and the guarantors became debtors in bankruptcy cases, so long as the cases were pending you would likely not receive any payment of principal or interest due under the notes.

There are state securities law restrictions on resale of the notes.

In order to comply with the securities laws of certain jurisdictions, the notes may not be offered or resold by any holder unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. We do not currently intend to register or qualify the resale of the notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws may also be available.

Redemption may adversely affect your return on the notes.

The notes are subject to redemption at our option. We may choose to redeem the notes at times when prevailing interest rates may be relatively low. In that circumstance, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the notes.

You may have difficulty in effecting service of process on our non-U.S. resident directors and officers and in enforcing liabilities against them or Parent.

Parent is a Bermuda exempted company. Certain of its directors and officers may not be residents of the United States, and a substantial portion of its assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against Parent or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against Parent or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Parent or its directors or officers under the securities laws of other jurisdictions (including the United States). See “Service of Process and Enforcement of Liabilities.”

Risks Relating to Our Business

We are controlled by Holdings’ principal investors, whose interests in our business may be different than yours and who control the appointment of our board of directors. As a result, conflicts may exist with respect to fundamental business decisions.

The Resolute Fund and GS Capital Partners beneficially own substantially all of the outstanding voting securities of Holdings and, therefore, control Sensus. See “Security Ownership of Certain Beneficial Owners and Management.” Our entire board was designated by persons affiliated with The Resolute Fund and GS Capital Partners. In addition, persons affiliated with Holdings’ principal investors control the appointment of management and the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The interests of Holdings’ principal investors and their affiliates, with respect to these and other business decisions, could conflict with yours. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of Holdings’ principal investors as equity holders might conflict with your interests as a note holder. Affiliates of Holdings’ principal investors may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the notes. In addition, Holdings’ principal investors or their affiliates may in the future own businesses that directly compete with ours.

We have recorded a significant amount of intangible assets that may never generate the returns we expect, which may require us to write off a significant portion of our intangible assets and would have an adverse effect on our financial condition and results of operations.

The acquisitions of Invensys Metering Systems and AMDS resulted in significant increases in identifiable intangible assets and goodwill. Identifiable intangible assets, which include customer relationships, developed technology, trademarks and tradenames, patents and non-competition agreements, were $215.7 million at June 30, 2007, representing 22% of total assets. Amortization expense associated with the identifiable intangible assets of the Sensus Group was $23.6 million in fiscal 2007 and is expected to be approximately $66.8 million over the next five fiscal years (without giving effect to any acquisitions completed subsequent to March 31, 2007). The large amount of amortization expense will adversely affect the net income of the Sensus

Group during this period. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses we acquired, was $370.5 million at June 30, 2007, representing 39% of our total assets.

Goodwill and identifiable intangible assets, which are deemed to have indefinite lives, are recorded at fair value on the date of acquisition and, in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. The full value of our intangible assets may never be realized. Any future determination requiring the write-off of a significant portion of intangible assets would have an adverse effect on our financial condition and results of operations.

We are dependent on the utility industry, which may experience volatility. This volatility could cause our results of operations to vary significantly from period to period.

In fiscal 2007, approximately 91% of total net sales of the Sensus Group were derived from sales of products and services to the utility industry. Purchases of our products are, to a substantial extent, deferrable in the event that utilities reduce capital expenditures as a result of, among other factors, mergers and acquisitions, pending or unfavorable regulatory decisions, decreased sales due to weather conditions, rising interest rates or general economic downturns.

The utility industry, both domestic and foreign, is generally characterized by long budgeting, purchasing and regulatory process cycles that can take up to several years to complete. Our utility customers typically issue requests for quotes and proposals, establish evaluation committees, review different technical options with vendors, analyze performance and cost/benefit justifications and perform a regulatory review, in addition to applying the normal budget approval process within a utility.

Such purchase decisions are often put on hold indefinitely when merger negotiations begin. If our customers engage in a high amount of merger and acquisition activity, our sales could be materially and adversely affected. If future state or other regulatory decisions are issued that cause a delay in purchasing decisions, or if we experience changes in our customer base or requirements to modify our products and services (or develop new products or services) to meet the needs of market participants, our results could be materially and adversely affected.

Many of our products are distributed to utility contractors in connection with residential, commercial and industrial construction projects. Historically, new housing construction has decreased during economic slowdowns, and the level of activity in the commercial and industrial construction markets depends on the general economic outlook, corporate profitability, interest rates and existing plant capacity utilization. In general, factors such as trends in the construction industry, billing practices, changes in municipal spending or other factors that influence metering products sales are not within our control and, as a result, may have a material adverse effect on our operating results and financial condition.

We are facing increasing competition. If we are unable to successfully implement our business strategy we risk losing market share to these competitors.

We face competitive pressures from a variety of companies in each of the markets we serve. Some of our present and potential future competitors have or may have substantially greater financial, marketing, technical or manufacturing resources, and in some cases, greater name recognition, market penetration and experience than us. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products and services than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our prospective customers. It is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. If we cannot compete successfully against current or future competitors, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Additionally, some of our larger, more sophisticated customers are attempting to reduce the number of vendors from which they purchase to increase their efficiency. If we are not selected as one of these preferred providers, we may lose access to certain sections of the markets in which we compete. Our largest customer, Home Depot Waterworks Supply, Inc., underwent this process in fiscal 2007, which adversely impacted our water meter business in the United States. Our customers increasingly demand a broad product range, and we must continue to develop our expertise to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in research and development, manufacturing, customer service and support, marketing and our distribution networks. We may also have to adjust the prices of some of our products to stay competitive. There is a risk that we may not have sufficient resources to continue to make such investments and that we may be unable to maintain our competitive position within each of the markets we serve.

We face potential product liability claims relating to products we manufacture or distribute. The successful assertion of a large product liability claim could subject us to substantial damages.

We face risk of exposure to existing and future product liability claims in the event that the use of our products is alleged to have resulted in injury or other adverse effects. We currently maintain product liability insurance coverage providing for primary coverage of $2 million and excess coverage of $75 million, but there is a risk that we may be unable to obtain such insurance on acceptable terms in the future, or at all, and any such insurance may not provide adequate coverage against potential claims. In addition, although we are entitled to indemnification from certain subsidiaries of Invensys under the terms of the stock purchase agreement for certain product liability claims existing prior to the acquisition of Invensys Metering Systems, we may be unable to recover from the indemnifying parties in the event we are found liable. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome of the litigation with respect to those claims. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition and results of operations and our ability to make payments on the notes when due. In addition, our business depends on the strong product reputation we believe we have developed. In the event that this reputation is damaged, we may face difficulty in maintaining the pricing of some of our products, which could result in reduced sales and profitability.

We are subject to the effects of fluctuations in foreign exchange rates.

The financial condition and results of operations of each operating foreign subsidiary of Parent are reported in the relevant local currency and are then translated into U.S. dollars at the applicable currency exchange rate for inclusion in the financial statements of the Sensus Group. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may do so in the future. For example, for fiscal 2006, net sales were negatively impacted by $3.2 million from the devaluation of the euro versus the U.S. dollar and, for fiscal 2007, net sales were positively impacted by $11.6 million from the valuation of foreign currencies, primarily the euro, versus the U.S. dollar.

In addition to currency translation risk, the Sensus Group incurs currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or a sales transaction using a different currency than the relevant local currency. Given the volatility of exchange rates, the Sensus Group may be unable to effectively manage its currency transaction risks. The majority of the Sensus Group’s businesses source raw materials and sell their products within their local markets in their functional currencies and, therefore, have limited transaction exposure. Fluctuations in the value of the U.S. dollar may impact our ability to compete in international markets. Currency fluctuations could have a material adverse effect on our future international sales and, consequently, on our financial condition and results of operations. During fiscal 2006 and 2007, we utilized foreign currency forward contracts to minimize the effect of exchange rate fluctuations and expect to continue to utilize these contracts to manage foreign currency exchange risk in the future. Forward contracts, however, do not provide complete protection from fluctuations in foreign currency exchange rates and we could recognize losses as a result of entering into foreign currency forward contracts.

We depend on our ability to develop new products for our success. We may be unable to continue to develop new products successfully.

We have made, and expect to continue to make, substantial investments in technology development. Our future success will depend, in part, on our ability to continue to design and manufacture new competitive products and to enhance our existing products. This product development will require continued investment to maintain our market position. Unforeseen problems could occur with respect to the development and performance of our technologies and products and we may not meet our product development schedules. In addition, our new products and systems may not be accepted in the market. For example, market acceptance for AMR systems varies by country based on such factors as the regulatory and business environment, labor costs and other economic conditions. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including:

•	product quality;

•	reliability and timeliness of delivery;

•	new product innovation;

•	price competitiveness;

•	technical expertise and development capability;

•	product design capability;

•	manufacturing expertise;

•	operational flexibility;

•	customer service; and

•	overall management.

Our success depends on our ability to continue to meet our customers’ changing requirements. We may be unable to address technological advances and introduce new products that may be necessary to allow us to remain competitive within our businesses. Furthermore, may not be able to adequately protect any of our own technological developments to maintain a competitive advantage.

We rely on our information technology systems to conduct our business. If these systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business and financial results could be adversely affected.

The efficient operation of our business is dependent on our information technology systems. We rely on our information technology systems to effectively manage our business data, communications, production and supply chain, order entry, order fulfillment, inventory replenishment, e-commerce and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failure and viruses. Any such interruption could have a material adverse effect on our business.

If we are unable to make necessary capital investments, our business may be adversely affected.

We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our production processes. As we attempt to maintain and grow our business, we may have to incur significant capital expenditures. We believe that we will be able to fund these expenditures through cash flow from operations and cash on hand. There is a risk that we will not have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, and the amount of future capital expenditures may materially exceed of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product line may become dated, our productivity may decrease and the quality of our products may be adversely affected, which, in turn, could result in reduced sales and profitability.

If we cannot successfully implement our business strategy, our business, results of operations and potential for growth will be adversely affected.

Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control, and we may not be successful in implementing our strategy. In addition, the implementation of our strategy may not improve our operating results. We may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies due to business or competitive factors or factors not currently expected, such as unforeseen costs and expenses or events beyond our control. Any failure to successfully implement our business strategy may adversely affect our results of operations and opportunities for growth.

International operations expose the Sensus Group to numerous risks and business uncertainties.

In fiscal 2006 and fiscal 2007, foreign operations of the Sensus Group represented 31% and 35%, respectively, of consolidated net sales. The Sensus Group is subject to the risks inherent in conducting business across national boundaries, any one of which could adversely impact its business. These risks include:

•	regional economic downturns;

•	changes in governmental policy or regulation;

•	restrictions on the transfer of funds into or out of the country;

•	import and export duties and quotas;

•	domestic and foreign customs and tariffs;

•	different regimes controlling the protection of our intellectual property;

•	international incidents;

•	military outbreaks;

•	government instability;

•	difficulty in staffing and managing widespread operations;

•	nationalization of foreign assets;

•	government protectionism;

•	compliance with U.S. Department of Commerce export controls;

•	potentially negative consequences from changes in tax laws;

•	higher interest rates;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions; and

•	exposure to liabilities under the U.S. Foreign Corrupt Practices Act.

For example, our Chinese joint venture relies on a utility that is owned by a local governmental entity for its manufacturing facilities. We may not continue to have the cooperation of the local Chinese government in our manufacturing operations. One or more of these factors may impair the current or future international operations of the Sensus Group and, consequently, our overall business.

We may face volatility in the availability of energy and raw materials used in our manufacturing process.

In the manufacturing of our products, we use large amounts of energy, including electricity and gas, and raw materials and processed inputs, including brass castings, aluminum ingot, plastics and rubber. We obtain energy, raw materials and certain manufactured components from third-party suppliers. We do not maintain long-term supply contracts with our suppliers. The loss, or a substantial decrease in the availability, of such products from some of our suppliers, or the loss of key supplier relationships could have a material adverse effect on our business, results of operations and financial condition. The availability and prices of electricity, gas and raw materials may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. In addition, supply interruptions could arise from shortages of electricity, gas and raw materials, labor disputes, transportation disruptions, impaired financial condition of suppliers, adverse weather conditions or other natural disasters. Any change in the supply of, or price for, these energy sources and raw materials may adversely affect our ability to satisfy our customers on a timely basis and thereby negatively affect our financial performance. In addition, we may not be able to pass any price increases in raw materials or other product inputs along to our customers in the form of higher prices, which may have an adverse affect on our operating results.

We have transitioned a substantial portion of our manufacturing capabilities to contract manufacturers. If we are unable to manage our outsourcing arrangements effectively, or if we are unable to accurately project demand, our revenue and profitability could be harmed.

Our future operating results will depend on our ability to develop and manufacture products cost-effectively. To minimize manufacturing costs, as well as focus on our core competencies and streamline our operations, we have outsourced production of products representing approximately 14% of fiscal 2007 net sales. The primary products that we have outsourced are the MXU radio transducers, fixed-based AMR equipment and iCon® electric meters. The outsourcing of production capabilities somewhat diminishes the day-to-day control that we are able to exercise over the production process that could result in quality problems, and correspondingly increased product warranty costs. In addition, as we outsource more production capacity, we will retain limited internal production capacity, and will, therefore, rely on our contract manufacturers to fill orders on a timely basis. We will be required to provide accurate forecasts to our contract manufacturers to satisfy demand for our products. If we overestimate our requirements, we may be required to purchase quantities of products that exceed customer demand. If we underestimate our requirements, we may have inadequate inventory from which to meet customer demand.

Our intellectual property may be inadequately protected, which could result in the loss of our exclusive right to use the intellectual property. Additionally, some of our intellectual property may be misappropriated, which could subject us to claims of infringement.

We rely on a combination of patents, trademarks, copyrights, licenses and trade secret rights to protect our intellectual property throughout the world. Our patent and trademark applications may not be approved and our issued patents and trademark registrations may not adequately protect our intellectual property and could be challenged by third parties. Other parties may independently develop similar or superior technologies or designs around any patents that may be issued to us. There is a risk that the steps we have taken may not prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as the laws of the United States.

In the ordinary course of our operations, we, and other companies within the Sensus Group, from time to time pursue and are pursued in administrative proceedings and litigation concerning the protection of intellectual property rights. For example, a German subsidiary of Parent is currently seeking to invalidate a third-party

German Patent DE 196 51 202, which relates to the MEI TWIN compound water meter products and which is registered to a German competitor. This suit may not be successful. If it is not successful, the German subsidiary could be subject to a lawsuit accusing it of patent infringement. The German subsidiary would vigorously defend itself against any such infringement claim, but there can be no guarantee that it would prevail. Net sales of our MEI TWIN products were approximately $7.4 million in fiscal 2007 and $6.0 million in fiscal 2006.

If successful, third-party intellectual property lawsuits could subject us to substantial damages, and require us to cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or discontinue the use of certain technology. They could also force us to seek licenses to the infringing technology, which licenses may not be available on reasonable terms, or at all. Our ability to sustain current margins on some or all of our products may be affected, which could reduce our sales and profitability. Third-party lawsuits could also invalidate our intellectual property rights or those of other members of the Sensus Group. Regardless of the success of any third party-initiated or company-initiated claims, they would likely be time-consuming and expensive to resolve, and would divert the time and attention of our management.

We have licensed technology from third parties to develop new products or product enhancements, including licenses relating to many of our current leading products. We also expect to seek technology from third parties in the future as needed or desirable for future products and product enhancements. Third-party licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, or could require that we change our product and design plans, and we may still become involved in third-party lawsuits, any of which could seriously harm or delay our ability to manufacture and sell our products.

We rely on independent distributors for a significant portion of our sales. We may be unable to retain the services of these distributors.

In addition to our own direct sales force, we depend on the services of independent distributors to sell our products and provide service and aftermarket support to our end-customers. In fiscal 2007, approximately 31% of the net sales of the Sensus Group were generated from sales to our top ten customers, which include our distributors, with approximately 12% of our net sales derived from sales to distributors affiliated with Home Depot Waterworks Supply, Inc., our largest customer and a wholly owned subsidiary of The Home Depot, Inc. The majority of the distribution contracts we have with these independent distributors are cancelable by the distributor after a short notice period. There is a risk that these distributors may terminate their agreements with us.

The loss of one or more key distributors, such as distributors affiliated with Home Depot Waterworks Supply, Inc., or a substantial number of our other distributors, could materially reduce our sales and profits. While our relationships with our ten largest distributors have been long-standing, distributors in our industry have experienced significant consolidation in recent years, and our distributors could be acquired by other distributors that buy products from our competitors. As consolidation among distributors continues, distributors may be able to force us to lower our prices, which would have an adverse impact on our results of operations.

Our business is subject to the regulation of, and dependent on licenses granted by, the Federal Communications Commission and other governmental bodies. Changes in existing regulations or the loss of our licenses could adversely affect our business.

A significant portion of our AMR/AMI products and systems use radio spectrum and are subject to regulation by the Federal Communications Commission, or FCC, in the United States. Licenses for radio frequencies must be obtained and periodically renewed. Any license granted to us or our customers may not be renewed on acceptable terms, or at all, and the FCC may not keep in place rules for our frequency bands that are compatible with our business. In the past, the FCC has adopted changes to the requirements for equipment using radio spectrum, and it is possible that the FCC or the United States Congress will adopt additional changes in the future.

We have committed, and expect to continue to commit, significant resources to the development of products that use particular radio frequencies. Action by the FCC could require modifications to our products. If we are unable to modify our products to meet such requirements, we could experience delays in completing such modifications, or the cost of such modifications could have a material adverse effect on our future financial condition and results of operations.

Our radio-based products currently employ both licensed and unlicensed radio frequencies. There must be sufficient radio spectrum allocated by the FCC for our intended uses. As to the licensed frequencies, there is some risk that there may be insufficient available frequencies in some markets to sustain our planned operations. The unlicensed frequencies are available for a wide variety of uses and are not entitled to protection from interference by other users. In the event that the unlicensed frequencies become unacceptably crowded or restrictive, and no additional frequencies are allocated, our business could be materially adversely affected. We are also subject to regulatory requirements on our radio-based products in international markets that vary by country. In some countries, limitations on frequency availability or the cost of making necessary modifications may preclude us from selling our products.

The water and heat meter product lines of the Sensus Group’s business are subject to national regulation in many European countries. For instance in Germany, there are national regulations that require cold water meters to be recalibrated and repaired every six years. Hot water and heat meters need to be recalibrated and repaired every five years. Other European countries, including The Netherlands, Austria, Switzerland, the Czech Republic and Slovakia, have similar regulations. Because of the relative expense involved in repairing water and heat meters, many customers install new meters at the time these national regulations call for recalibration and repair. If these national regulations were changed to extend the time for recalibration and repair, that could decrease sales of water and heat meters in Europe. If European or other countries were to impose new or change existing regulations regarding products, that could also materially and adversely affect the business, financial condition and results of operations of the Sensus Group.

We are also subject to governmental regulations related to occupational safety and health, labor, and wage practices. In addition, we are subject to various government regulations regarding the performance of certain engineering services. Failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alteration of our production processes, cessation of operations or other actions that could materially and adversely affect our business, financial condition and results of operations.

We face potential liability from asbestos exposure claims.

One of our subsidiaries, along with as many as 200 other companies, is a defendant in several lawsuits filed in various state courts in Mississippi by groups of plaintiffs alleging illnesses from exposure to asbestos or asbestos-containing products and seeking unspecified compensatory and punitive damages. Because the cases are in initial stages, it is uncertain whether any plaintiffs have dealt with any of our subsidiary’s products, were exposed to an asbestos-containing component part of our subsidiary’s products or whether such part could have been a contributing factor to the alleged illness. Although we are entitled to indemnification for legal and indemnity costs for asbestos claims related to these products from certain subsidiaries of Invensys pursuant to the stock purchase agreement for the acquisition of Invensys Metering Systems, such indemnities, when aggregated with all other indemnity claims, are limited to the purchase price paid by us in connection with such acquisition. See “The Invensys Metering Systems Acquisition—Indemnification Obligations.”

We are subject to work stoppages at our facilities, and our customers and suppliers may be subjected to work stoppages, which could seriously impact the profitability of our business.

As of June 30, 2007, the Sensus Group had 3,862 employees, of whom 1,397 were employed in the United States and 2,465 were employed abroad. As of June 30, 2007, approximately 40% of our total employees, primarily in the United States and Europe, were represented by labor unions.

In the United States, we are a party to labor agreements with the United Steel Workers of America and the United Automobile Workers. The Uniontown, Pennsylvania facility has a five-year agreement with the United Steel Workers of America that expires on February 24, 2008. Sensus Precision Die Casting, Inc., our subsidiary through which we operate our precision die casting product line, has a new three-year labor contract with the United Automobile Workers that expires on October 11, 2009. Smith-Blair recently completed its labor agreement negotiations and has a new four-year labor contract with the United Steel Workers of America that expires on March 27, 2011.

In Germany, employees of the Sensus Group are represented by IG Metall, which negotiates labor terms and conditions with local Employers Associations that also represent other employers. The outcome of these negotiations also directly affects non-unionized employees to the extent that individual employment agreements contain cross references to relevant metal union contracts. The current union agreement with IG Metall covering our German unionized workforce expires on October 31, 2008.

Although we believe that our relations with our employees are generally good, a strike, work stoppage or other slowdown by our unionized workers could cause a disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. In addition, if a greater percentage of our work force becomes unionized, our business and financial results could be materially adversely affected.

Many of our suppliers and direct and indirect customers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or their suppliers could result in slowdowns or closures of assembly plants where our products are used and, thus, adversely affect the demand for our products.

We may be unable to identify attractive acquisition candidates, successfully integrate our acquired operations or realize the intended benefits of our acquisitions. As a result, growth from acquisitions could be limited.

We may pursue selective strategic acquisition opportunities, evaluate potential acquisitions, some of which could be material, and engage in discussions with acquisition candidates. We may not be able to identify and acquire suitable acquisition candidates in the future, the financing of any such acquisition may be unavailable on satisfactory terms and we may be unable to accomplish our strategic objectives as a result of any such acquisition. In addition, our acquisition strategies may not be successfully received by customers or achieve their intended benefits. If we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions would likely result in the incurrence of debt and contingent liabilities and an increase in interest expense and amortization expense as well as significant charges relating to integration costs, which could have a material adverse effect on our results of operations or financial condition. Often acquisitions are undertaken to improve the operating results of either or both of the acquirer and the acquired company, and we may not be successful in this regard. We may encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, diversion of management’s attention and unanticipated problems or liabilities, some or all of which could materially and adversely affect us.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that are subject to risks and uncertainties. All statements included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements give our current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of the Sensus Group. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “may,” “could,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

These forward-looking statements are based on our expectations and beliefs concerning future events affecting us. They are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus, including the risks outlined under “Risk Factors,” will be important in determining future results. Actual future results may vary materially as a result of various risks and uncertainties, including, but not limited to:

•	our inability to successfully implement our business strategy;

•	claims of infringement or misappropriation of our intellectual property;

•	compliance with regulations of the FCC and other governmental bodies;

•	our inability to develop new products;

•	our reliance on independent distributors;

•	our inability to realize the full value of our intangible assets;

•	competition in our industry;

•	our dependence on the utility and automotive industries, which have experienced volatility;

•	our inability to meet our debt service obligations;

•	the availability and terms of additional capital to fund our operations;

•	work stoppages experienced by us or our customers or suppliers;

•	instability of foreign economies and fluctuations in foreign exchange rates;

•	the availability and/or cost of energy and raw materials;

•	product liability claims relating to products we manufacture or distribute; and

•	our reliance on information technology systems to conduct our business.

Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

USE OF PROCEEDS

We will not receive any proceeds from the sale of notes offered pursuant to this prospectus.

CAPITALIZATION

The following table sets forth the cash and cash equivalents, and capitalization of the Sensus Group as of June 30, 2007. You should read this table in conjunction with the information set forth under “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “The Senior Credit Facilities” and the financial statements and the notes thereto included elsewhere in this prospectus.

As of June 30, 2007
(in millions)
Cash and cash equivalents	$22.8
Debt:
Senior bank facilities:
Revolving credit facilities(1)	9.2
Term loan facilities(2)	188.2
Senior subordinated notes	275.0
Other debt(3)	4.4

Total debt	476.8
Total stockholder’s equity	223.9

Total capitalization	$700.7

(1)	We had $60.8 million of borrowing capacity under the revolving credit portion of the senior credit facilities of which approximately $5.8 million was used to support letters of credit that had not been drawn upon. Up to $30.0 million of the borrowings under the revolving credit facilities may be incurred by European subsidiaries of Parent.
(2)	Our term loan facilities include a $172.0 million U.S. term loan facility and a $16.2 million European term loan facility. Please refer to “The Senior Credit Facilities” for a description of the terms of the senior secured credit facilities.
(3)	Our other debt consists of $4.0 million in short-term debt assumed in the Rongtai acquisition and a $0.4 million long-term loan from the Rongtai joint venture partner.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents certain historical financial and other data for the Sensus Group that have been derived from the audited consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. as of March 31, 2007, 2006 and 2005, for each of the three years in the period ended March 31, 2007 and for the period from Inception (December 18, 2003) through March 31, 2004 and of Invensys Metering Systems (the “Predecessor”) as of March 31, 2003 and for the period from April 1, 2003 through December 17, 2003 and for the period ended March 31, 2003 and from the unaudited consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. as of June 30, 2007 and July 1, 2006, and for the quarters then ended. The consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. as of March 31, 2007 and 2006 and for each of the three years in the period ended March 31, 2007 and as of June 30, 2007 and for each of the quarters ended June 30, 2007 and July 1, 2006 are included elsewhere in this prospectus.

The following table should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the related notes thereto included elsewhere in this prospectus.

	Predecessor (1)
	Year Ended March 31, 2003		Period from April 1, 2003 to December 17, 2003		Period from Inception (December 18, 2003) to March 31, 2004		Year Ended March 31, 2005		Year Ended March 31, 2006		Year Ended March 31, 2007		Fiscal Quarter Ended
(in millions)													July 1, 2006		June 30, 2007
													(unaudited)		(unaudited)
Statement of Operations Data:
Net sales	$504.5		$364.6		$164.4		$569.8		$613.9		$632.9		$146.6		$171.0
Income (loss) from continuing operations	$33.3		$10.0		$(1.5)		$(4.2)		$(3.2)		$(8.1)		$(6.6)		$(2.5)
Other Financial Data:
EBITDA (2)	$79.9		$43.2		$20.8		$79.9		$86.7		$83.9		$16.9		$19.0
Restructuring costs (3)	12.4		9.6		1.1		8.1		7.2		8.5		1.9		0.6
Capital expenditures	11.8		8.4		6.1		21.2		23.2		17.3		3.1		6.4
Ratio of earnings to fixed charges (4)	37.0	x	31.0	x	—	(5)	1.1	x	1.1	x	—	(6)	—	(7)	—	(8)
Balance Sheet Data:
Cash and cash equivalents	$17.1		—		$48.5		$54.9		$52.6		$34.9		$30.7		$22.8
Total assets	670.0		—		952.9		940.2		935.1		973.2		911.5		960.2
Total debt	14.1		—		506.6		500.4		485.6		475.5		485.6		476.8
Stockholder’s equity	496.3		—		198.0		194.0		186.4		226.5		180.5		223.9

(1)	On December 18, 2003, Sensus acquired the metering systems and certain other businesses from Invensys plc. Prior to the date of the acquisition of Invensys Metering Systems, we had no operations. As a result of the acquisition, we changed the basis of accounting for the Sensus Group and acquired substantial debt, such that the financial results of periods prior to the acquisition are not necessarily comparable to results after the acquisition. Information for periods prior to December 18, 2003 reflects the results of operations and other data for our predecessor, Invensys Metering Systems.
(2)

For additional information regarding EBITDA, including a reconciliation of the net income (loss) of the Sensus Group to EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.” We have presented EBITDA because management considers EBITDA to be an important measure of financial performance. Management believes that EBITDA provides useful information for our investors for trending, analyzing and benchmarking the performance and value of our business. Management also believes that EBITDA is useful in assessing current performance compared with the historical performance of our predecessor because items within our income statements such as depreciation, amortization and interest expense are significantly impacted by the acquisition of

Invensys Metering Systems. Internally, EBITDA is used as a financial measure to assess the performance of our business and is an important measure in our incentive compensation plans. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity.

(3)	For additional information regarding restructuring costs, see Note 7 to the audited consolidated financial statements included elsewhere in this prospectus. Restructuring costs are added to net income (loss) for purposes of determining compliance by the Sensus Group with the financial covenants of both the senior credit facilities and the indentures governing the notes.
(4)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent pre-tax income (loss) and fixed charges. Fixed charges consist of interest expense, the portion of rental expense that management believes is representative of the interest component of rent expense (assumed to be 33%) and the amortized amount of deferred financing costs.
(5)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $1.8 million during this period to achieve a ratio of 1:1.
(6)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $4.5 million during this period to achieve a ratio of 1:1.
(7)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $4.1 million during this period to achieve a ratio of 1:1.
(8)	The ratio coverage for this period is less than 1:1. The Sensus Group would have had to generate additional earnings of $2.1 million during this period to achieve a ratio of 1:1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Sensus Group should be read together with the “Selected Historical Financial Data” and the financial statements and the related notes included elsewhere in this prospectus. References to “fiscal” mean the year ending March 31. For example, “fiscal 2007” means the period from April 1, 2006 to March 31, 2007. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Forward-Looking Statements.”

General

The Sensus Group is a leading provider of advanced metering technologies and related metering communications systems to the worldwide utility industry and has over a century of experience in designing and manufacturing metering products. We believe that the Sensus Group is the largest global manufacturer of water meters and has a substantial share of the sales of AMR devices to the North American water utilities market. Additionally, we believe that the Sensus Group is a leading global developer and manufacturer of gas and heat metering systems and is an active participant in the North American electric metering systems market. The Sensus Group is recognized throughout the utility industry for developing and manufacturing metering products with long-term accuracy and unique product features, innovative metering communication systems, as well as for providing comprehensive customer service for all of its products and services. Continuing our efforts to provide the utility markets with leading edge metering communications systems, in July 2006 we acquired AMDS, a developer of an AMI fixed network RF system. With the acquisition, we now provide an advanced fixed network AMI solution to all three North America utility markets. In addition to our metering business, we believe we are the leading North American producer of pipe joining and repair products for water and natural gas utilities and a premier supplier of precision-manufactured, thin-wall, low-porosity aluminum die-castings.

History

Although the Sensus Group and its predecessors have been supplying metering and related products for over a century, the Sensus Group’s current business was created in early 1999 when BTR plc and Siebe plc merged to form Invensys plc. Following this merger and until the completion of our acquisition of Invensys Metering Systems, the Sensus Group’s business was generally operated by Invensys plc as a single product group and participated in various strategic initiatives implemented by Invensys plc, including customer development, services, project management and lean supply chain programs. We acquired the Invensys Metering Systems businesses from Invensys plc on December 17, 2003. See “The Invensys Metering Systems Acquisition.” The historical results of operations of Invensys Metering Systems may not be fully indicative of the results of operations on a stand-alone basis.

Recent Event

On July 19, 2007, our board of directors approved the Sensus Metering Systems 2007 Stock Option Plan, which we refer to as the “Option Plan,” and a form of Notice of Stock Option Grant and Nonqualified Stock Option Agreement. The Option Plan provides for the issuance of stock options to employees, directors and consultants of the Sensus Group and its affiliates. A total of 1,000,000 shares of Bermuda 1 Class B common stock are available for issuance upon exercise of options granted pursuant to the Option Plan.

In connection with the approval of the Option Plan, the compensation committee of our board of directors granted options to purchase 310,000 shares of Bermuda 1 Class B common stock to certain members of management. The options are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant. In addition, the vesting of the options may accelerate upon the occurrence of certain stated liquidity events. The options have an exercise price of $5.50 per share.

Recent Acquisition

On July 6, 2006, we acquired substantially all of the assets and assumed certain liabilities of AMDS for $64.3 million consisting of $51.5 million in cash and 15,000 vested preference shares issued by Holdings with an estimated fair value of $12.8 million. We financed the transaction with equity contributions totaling $30.4 million in cash from Holdings, cash on hand and utilization of our revolving credit facility. The vested preference shares are subject to mandatory redemption by Holdings for $15.0 million at the option of the holder once certain future performance targets are achieved. On the earlier of an initial public offering, change of control or the fifth anniversary of the closing date, any vested shares that have not been redeemed for liquidation value or converted into common shares of Holdings will then become redeemable by Holdings or convertible regardless of whether the performance measures have been met. This purchase is expected to provide the Sensus Group with core capability to deliver comprehensive AMI technology with robust two-way offerings to the electricity market and powerful one-way solutions for the water and gas markets, which complements the Sensus Group’s existing AMR technologies. Prior to the acquisition, we had marketed AMDS’ technology to the electric utility and combined utility markets in North America under an exclusive licensing agreement.

We are also required to make additional future cash payments to AMDS based on a specified percentage of certain financial performance measures of the acquired business through March 2011. In addition, Holdings issued 15,000 unvested preference shares to AMDS, which are subject to vesting based on the performance of the acquired business over a five-year period following closing. The redemption value of the unvested preference shares is $15.0 million if the specified performance thresholds are achieved over the relevant period. Any additional future cash consideration and the fair value of the unvested preference shares represent additional purchase price and will increase the amount of recorded goodwill when the contingencies are resolved.

Holdings is legally obligated to satisfy any future redemption requirements of the vested and unvested preference shares. Accordingly, the estimated fair value of the vested preference shares has been reflected within stockholder’s equity in Parent’s consolidated balance sheet at June 30, 2007 since it represents a capital contribution from Holdings. We are not obligated to fulfill any future redemption requirements on behalf of Holdings.

This transaction was accounted for in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, or FAS 141, and the operating results have been included in Parent’s consolidated financial statements from the date of acquisition. Since the acquisition was not material to Parent’s consolidated results of operations, unaudited pro forma financial information was not required by either FAS 141 or SEC Regulation S-X, and therefore was not presented.

Results of Operations

The following table provides results of operations of the Sensus Group:

(in millions)	Fiscal Quarter Ended June 30, 2007%		Fiscal Quarter Ended July 1, 2006%
Net sales	$171.0	100%	$146.6	100%
Gross profit	43.4	25%	40.6	28%
Selling, general and administrative expenses	28.7	17%	28.8	20%
Restructuring costs	0.6	—	1.9	1%
Amortization of intangible assets	5.5	3%	5.6	4%
Other operating expense, net	0.5	—	0.7	1%

Operating income	8.1	5%	3.6	2%
Interest expense, net	(10.6)	(7)%	(10.3)	(7)%
Other (expense) income, net	(0.1)	—	2.1	1%

Loss before income taxes and minority interest	(2.6)	(2)%	(4.6)	(4)%
(Benefit) provision for income taxes	(0.8)	(1)%	1.9	1%

Loss before minority interest	(1.8)	(1)%	(6.5)	(5)%
Minority interest	(0.7)	—	(0.1)	—

Net loss	$(2.5)	(1)%	$(6.6)	(5)%

Fiscal Quarter Ended June 30, 2007 Compared with Fiscal Quarter Ended July 1, 2006

Certain prior year amounts in the discussion below have been reclassified to conform with the Sensus Group’s reorganization of its business units for the purpose of providing more useful comparative information for management and the group’s investors for trending, analyzing and benchmarking the current performance and value of the Sensus Group’s business. Management believes the reorganization is necessary as a result of the AMDS acquisition to effectively monitor the performance of the AMI technology. This change has no overall impact on the Sensus Group’s reportable segment or consolidated financial results.

Net Sales. Net sales increased $24.4 million (including a $3.8 million favorable foreign currency impact), or 17%, to $171.0 million for the fiscal quarter ended June 30, 2007 from $146.6 million for the fiscal quarter ended July 1, 2006. This increase was due to continued growth in the underlying markets and in AMR and AMI applications, expansion into new markets in Europe and China and strengthening economies in Central Europe and South America.

North American water meter sales increased $0.9 million for the fiscal quarter ended June 30, 2007 compared to the fiscal quarter ended July 1, 2006. Water and heat meter division sales outside of North America increased $10.6 million (including a $3.4 million favorable foreign currency impact), or 24%, for the fiscal quarter ended June 30, 2007 as compared to the fiscal quarter ended July 1, 2006. This increase was principally the result of growth in Eastern Europe, Africa and South America, entry into new markets and a strengthening economy in Central Europe and South America.

Electric/AMI meter sales increased $9.7 million, or 47%, for the fiscal quarter ended June 30, 2007, as compared to the fiscal quarter ended July 1, 2006, due to continued growth in sales of the group’s iCon® electric meter products with embedded AMI applications.

Gas meter sales increased $4.1 million, or 27%, for the current fiscal quarter as compared to the prior corresponding fiscal quarter principally due to higher sales volumes of residential gas meters and regulators.

Pipe joining and repair products sales increased marginally by $0.1 million for the fiscal quarter ended June 30, 2007 as compared to the fiscal quarter ended July 1, 2006. Sales from the group’s precision die casting products decreased $1.0 million, or 7%, for the current fiscal quarter as compared to the prior corresponding fiscal quarter principally due to decreased demand from the U.S. automotive market.

The Sensus Group’s top ten customers accounted for approximately 31% of net sales for the fiscal quarter ended June 30, 2007. Sales to distributors affiliated with Home Depot Waterworks Supply, Inc. constituted approximately 12% of net sales in the current fiscal quarter. No other individual customer accounted for more than 5% of net sales.

Gross Profit. Gross profit increased $2.8 million (including a $1.1 million favorable foreign exchange impact), or 7%, to $43.4 million for the fiscal quarter ended June 30, 2007 from $40.6 million for the fiscal quarter ended July 1, 2006. The gross profit percentage decreased to 25% in the current fiscal quarter from 28% in the prior corresponding fiscal quarter as the result of AMI overheads due to the AMDS acquisition, an unfavorable product mix and increased material costs for brass, plastic resins, steel and aluminum, which more than offset higher sales and continued increases in selling prices.

Selling, General and Administrative Expenses. Selling, general and administrative, or SG&A, expenses for the current fiscal quarter decreased nominally by $0.1 million compared to the prior corresponding fiscal quarter (including a $0.9 million unfavorable foreign currency impact). SG&A expenses, as a percentage of net sales, decreased to 17% from 20% for the fiscal quarter ended June 30, 2007 as compared to the fiscal quarter ended July 1, 2006 as a result of the group’s beginning to realize some benefits from prior restructuring programs as sales volumes grow.

Restructuring Costs. Restructuring costs for the fiscal quarter ended June 30, 2007 were $0.6 million, which decreased $1.3 million from the fiscal quarter ended July 1, 2006. The decrease in the current fiscal quarter related primarily to the timing of European manufacturing restructuring initiatives.

Amortization of Intangible Assets. Amortization expense relates primarily to the intangible assets consisting of non-competition agreements, customer relationships and other intangible assets recorded at the time of the acquisition of Invensys Metering Systems and the intangible assets consisting of developed technology recorded as a result of the AMDS acquisition. Amortization of intangible assets decreased slightly to $5.5 million for the current fiscal quarter from $5.6 million for the prior corresponding fiscal quarter.

Other Operating Expense, Net. Other operating expense, net of $0.5 million for the fiscal quarter ended June 30, 2007 decreased $0.2 million from $0.7 million for the fiscal quarter ended July 1, 2006. Other operating expense, net for the current fiscal quarter consisted of a management fee of $0.7 million paid to The Jordan Company, L.P., partially offset by other income of $0.2 million.

Interest Expense, Net. Interest expense, net increased $0.3 million for the fiscal quarter ended June 30, 2007 compared to the fiscal quarter ended July 1, 2006 due to higher amortization of deferred financing costs, higher interest rates on the group’s variable-rate debt and increased short-term borrowings under the group’s U.S. revolving credit facility. The higher interest rates on the group’s variable-rate debt were partially offset by the impact of the Sensus Group’s interest rate swap agreements discussed in “—Qualitative and Quantitative Information about Market Risk.”

Other Non-Operating (Expense) Income, Net. Other non-operating expense, net of $0.1 million for the current fiscal quarter compared to other non-operating income, net of $2.1 million for the prior corresponding fiscal quarter. The prior period income was due to the net gain on the sale of assets related to the group’s idle manufacturing facility in France and net transactional foreign currency gains.

(Benefit) Provision for Income Taxes. Income tax benefit was $(0.8) million for the fiscal quarter ended June 30, 2007 compared to income tax expense of $1.9 million for the fiscal quarter ended July 1, 2006. The income tax benefit for the current fiscal quarter reflects the Sensus Group’s pre-tax loss based on the group’s estimated annual effective tax rate. Previously, the group’s tax provision was the result of income taxes being recorded based on the forecasted income of the Sensus Group’s operations. No income tax benefit was previously recorded for operating losses incurred on an interim basis where the realization of any such benefit was considered uncertain.

Minority Interest. Minority interest expense increased $0.6 million for the current fiscal quarter as compared to the prior corresponding fiscal quarter, which was principally attributable to the partner’s share of earnings for the group’s Rongtai joint venture.

Net Loss. Net loss of $2.5 million for the fiscal quarter ended June 30, 2007 decreased $4.1 million from $6.6 million for the fiscal quarter ended July 1, 2006 primarily as a result of higher gross profit, lower restructuring costs and lower income tax expense, which more than offset increased other non-operating expense.

Results of Operations

The following table provides results of operations of the Sensus Group:

(in millions)	Year Ended March 31, 2007%		Year Ended March 31, 2006%		Year Ended March 31, 2005%
Net sales	$632.9	100%	$613.9	100%	$569.8	100%
Gross profit	179.1	28%	186.4	30%	170.8	30%
Selling, general and administrative expenses	110.4	17%	107.9	17%	99.5	18%
Restructuring costs	8.5	1%	7.2	1%	8.1	1%
Amortization of intangible assets	23.6	4%	22.5	4%	21.3	4%
Other operating expense, net	2.7	—	3.4	1%	3.0	—

Operating income	33.9	6%	45.4	7%	38.9	7%
Interest expense, net	(42.4)	(7)%	(39.3)	(6)%	(36.7)	(6)%
Other income (expense), net	1.9	—	(1.1)	—	2.0	—

Income (loss) from continuing operations before income taxes and minority interest	(6.6)	(1)%	5.0	1%	4.2	1%
Provision for income taxes	1.0	—	8.2	1%	8.3	1%

Loss from continuing operations before minority interest	(7.6)	(1)%	(3.2)	—	(4.1)	—
Minority interest	(0.5)	—	—	—	(0.1)	—

Loss from continuing operations	(8.1)	(1)%	(3.2)	—	(4.2)	—
Gain (loss) from discontinued operations	0.1	—	—	—	(0.8)	—

Net loss	$(8.0)	(1)%	$(3.2)	—	$(5.0)	—

Fiscal Year Ended March 31, 2007 Compared with Fiscal Year Ended March 31, 2006

Net Sales. Net sales increased $19.0 million (including an $11.6 million favorable foreign currency impact), or 3%, to $632.9 million for fiscal 2007 from $613.9 million for fiscal 2006. This increase was due to continued growth in the underlying markets and in AMR and AMI applications, expansion into new markets in Europe and China and strengthening economies in Central Europe and South America, partially offset by lower sales volumes related to U.S. distributor consolidations.

North American sales of water meters decreased $22.5 million, or 9%, for fiscal 2007 compared to fiscal 2006. This decrease was primarily the result of U.S. distributor consolidations and the timing with the development and migration to the Sensus Group’s new AMI/AMR products.

Gas meter sales decreased $2.8 million, or 5%, for the current fiscal year compared to the prior fiscal year principally due to lower residential gas meter sales. Electric/AMI meter sales increased $9.1 million, or 55%, for the fiscal year 2007, as compared to fiscal 2006, due to continued growth in sales of the group’s iCon® electric meter products and expansion of the group’s product line into multiphase and broader AMI applications.

In the Sensus Group’s Europe/Middle East/Africa meter division sales increased $25.6 million, or 13% (including a $10.5 million favorable foreign currency impact), for fiscal 2007 as compared to fiscal 2006. This increase was principally the result of growth in Eastern Europe and Africa, entry into new markets, increased bulk meter sales and a strengthening economy in Central Europe. South American meter division sales increased $3.5 million (including a $0.7 million favorable foreign currency impact) for the current fiscal year as compared to the prior fiscal year due to increased domestic water meter system sales in Brazil and Chile resulting from new customers.

Sales from the group’s precision die casting products increased $4.0 million, or 7%, in fiscal 2007 as compared to fiscal 2006, principally due to expansion into China and pass down of aluminum price increases to the group’s customers. Excluding the impact of aluminum price increases, sales were comparable to the prior fiscal year. Pipe joining and repair products sales increased $2.1 million for the current fiscal year as compared to the corresponding prior fiscal year as a result of price increases and new product introductions, partially offset by lower volumes on traditional product lines.

The Sensus Group’s top ten customers accounted for approximately 31% of net sales for fiscal 2007. Sales to distributors affiliated with Home Depot Waterworks Supply, Inc. constituted approximately 12% of net sales in fiscal 2007. No other individual customer accounted for more than 5% of net sales.

Gross Profit. Gross profit decreased $7.3 million (including a $3.3 million favorable foreign exchange impact), or 4%, to $179.1 million for fiscal 2007 from $186.4 million for fiscal 2006. The decrease in gross profit for the current fiscal year was the result of higher sales being more than offset by an unfavorable product mix, increased material costs for brass, plastic resins, steel and aluminum and higher depreciation expense related to increased investment in manufacturing infrastructure and new business ventures as compared to the prior fiscal year. In connection with the purchase method of accounting, the Sensus Group recorded an inventory write-up to estimated fair value of $0.7 million related to inventories acquired in the AMDS acquisition in fiscal 2007.

Selling, General and Administrative Expenses. SG&A expenses increased $2.5 million (including a $2.2 million unfavorable foreign currency impact) to $110.4 million for fiscal 2007 from $107.9 million for fiscal 2006 due to the group’s expansion into China, the AMDS acquisition and higher medical insurance charges, partially offset by lower bad debt expense as a result of the higher than anticipated recovery of the Delphi receivable and the benefits of restructuring in Europe.

Restructuring Costs. Restructuring costs for fiscal 2007 were $8.5 million, which increased $1.3 million from fiscal 2006. The increase in the current fiscal year relates to the Sensus Group’s decision to exit certain AMR product lines in favor of the acquired technologies of AMDS.

Amortization of Intangible Assets. Amortization expense relates primarily to the intangible assets consisting of non-competition agreements, customer relationships and other intangible assets recorded at the time of the acquisition of Invensys Metering Systems and the intangible assets consisting of developed technology recorded as a result of the AMDS acquisition. Amortization of intangible assets increased to $23.6 million for fiscal 2007 from $22.5 million for fiscal 2006 due to the acquired intangible assets of AMDS.

Other Operating Expense, Net. Other operating expense, net of $2.7 million for fiscal 2007 decreased $0.7 million from $3.4 million for fiscal 2006. Other operating expense, net for fiscal 2007 consisted of a management fee of $2.6 million paid to The Jordan Company, L.P. and other fees and expenses of $0.1 million.

Interest Expense, Net. Interest expense, net increased $3.1 million for fiscal 2007 compared to fiscal 2006 due to higher interest rates on the group’s variable-rate debt and increased short-term borrowings under the group’s U.S. revolving credit facility. The higher interest rates on the group’s variable-rate debt were partially offset by the impact of the Sensus Group’s interest rate swap agreements discussed in “—Qualitative and Quantitative Information about Market Risk.”

Other Non-Operating Income (Expense), Net. Other non-operating income, net of $1.9 million for fiscal 2007 increased $3.0 million from fiscal 2006 and resulted from the net gain on the sale assets of $1.6 million, primarily related to the group’s idle manufacturing facility in France, and net transactional foreign currency gains.

Provision for Income Taxes. Income tax provision of $1.0 million for fiscal 2007 decreased $7.2 million compared to $8.2 million for fiscal 2006. The lower income tax expense for fiscal 2007 was a result of lower sales in North America water meters and lower gross profit compared to fiscal 2006. The Sensus Group’s effective tax rates were the result of income taxes being incurred on the taxable income of the group’s global operations while no income tax benefit was recorded on the operating losses incurred in certain foreign jurisdictions where the realization of related deferred tax assets is considered uncertain.

Minority Interest. Minority interest expense increased $0.5 million for fiscal 2007 as compared to $0.0 million for fiscal 2006. The minority interest expense for fiscal 2007 was principally attributable to the closure of the Indian joint venture in fiscal 2006.

Net Loss. Net loss of $8.0 million for fiscal 2007 increased $4.8 million from $3.2 million for fiscal 2006 primarily as a result of lower gross profit, higher SG&A expenses and higher interest expense, partially offset by lower income tax expense.

Fiscal Year Ended March 31, 2006 Compared with Fiscal Year Ended March 31, 2005

Net Sales. Net sales increased by $44.1 million, or 8%, from $569.8 million for fiscal 2005 to $613.9 million for fiscal 2006. The principal driver of net sales growth in fiscal 2006 was the continued strong demand that the group experienced for metering systems, due to continued growth of AMR applications and strong product sales of water meters. Unfavorable currency translation, due primarily to the devaluation of the euro against the U.S. dollar, accounted for a sales decrease of $3.2 million for fiscal 2006. North American sales of water meters increased by $23.6 million, or 11%, for fiscal 2006 as compared to fiscal 2005, resulting from continued buoyancy for AMR applications and products. Electric meter sales increased 14% in fiscal 2006 as compared to fiscal 2005 due to continued growth in sales of the group’s iCon® electric meter products to electric utilities. Gas meter sales decreased marginally in fiscal 2006 as compared to fiscal 2005.

The Europe/Middle East/Africa water meter market experienced an increase in sales of $5.0 million in fiscal 2006, net of foreign currency impact, as compared to fiscal 2005. This increase was the result of new ventures and growth in Eastern Europe and Africa offsetting declines in Central Europe. South American sales increased $1.6 million, net of foreign currency impact, in fiscal 2006 as compared to fiscal 2005. This increase resulted primarily from higher residential water meter sales in Brazil and Chile.

Third-party sales of the group’s precision die casting products in fiscal 2006 as compared to fiscal 2005 increased $10.9 million due to expansion into China. Pipe joining and repair products sales increased $6.6 million, or 12%, in fiscal 2006 as compared to fiscal 2005 due to significant price increases and increased demand for the group’s products resulting from adverse weather conditions.

The Sensus Group’s top ten customers accounted for approximately 33% of net sales for fiscal 2006. Sales to distributors affiliated with National Waterworks, Inc., the group’s largest customer and now a wholly owned subsidiary of The Home Depot, Inc. operating under the name Home Depot Waterworks Supply, Inc., constituted approximately 12% of net sales in fiscal 2006. No other individual customer accounted for more than 5% of net sales.

Gross Profit. Gross profit increased by $15.6 million (including a $1.1 million unfavorable foreign currency impact), or 9%, from $170.8 million in fiscal 2005 to $186.4 million in fiscal 2006. Gross profit as a percentage of sales remained flat at 30% in fiscal 2006 resulting from favorable market mix, attributable to higher water meter sales and cost reductions resulting from restructuring activities more than offsetting increased worldwide material prices. The improvement in gross margin dollars in fiscal 2006 as compared to fiscal 2005 was primarily due to higher sales volumes.

Selling, General and Administrative Expenses. SG&A expenses for fiscal 2006 increased by $8.4 million (including a $0.4 million favorable foreign currency impact), or 8%, to $107.9 million, from $99.5 million in fiscal 2005. Expenses, as a percentage of net sales, decreased to 17% from 18% for fiscal 2006 as compared to fiscal 2005, primarily as the group began to realize some economies of scale as sales volumes continued to grow. The absolute increase in SG&A expenses in fiscal 2006 was attributed to increased investments in research and development; a $0.9 million receivable write-down in fiscal 2006 relating to the bankruptcy filing of Delphi Corporation, a significant customer of the Sensus Group; buildup of the group’s finance and accounting infrastructure; and expansion into new markets in China, Italy and Algeria.

Restructuring Costs. Restructuring costs were $7.2 million for fiscal 2006. Fiscal 2006 restructuring costs included costs associated with ceasing production at the group’s Indian joint venture facility, exiting select motorcycle product lines at the group’s PDC Rongtai joint venture and further rationalizing the group’s German manufacturing operations. Fiscal 2006 restructuring costs consisted of $1.1 million relating to the write-off of certain assets that were impaired as a result of the initiatives taken in China and India and $6.1 million relating to headcount reduction initiatives. The decrease in restructuring costs of $0.9 million from fiscal 2005 was primarily the result of the winding down of the group’s current European restructuring activities to achieve the group’s targeted operational footprint.

Amortization of Intangible Assets. Amortization of intangible assets increased by $1.2 million from $21.3 million in fiscal 2005 to $22.5 million in fiscal 2006. The increase was due to high levels of intangible assets resulting from purchases of technology rights. Amortization expense related primarily to the intangible assets recorded at the time of the acquisition of Invensys Metering Systems for non-competition agreements, customer relationships and patents.

Other Operating Expense, Net. Other operating expense, net of $3.4 million for fiscal 2006 increased by $0.4 million compared to $3.0 million for fiscal 2005. For fiscal 2006, other operating expense, net related to management fees of $2.3 million paid to the Jordan Company, L.P., $0.5 million related to unconsummated acquisition costs and $0.6 million of regulatory and other fees and expenses.

Interest Expense, Net. Interest expense, net was $39.3 million for fiscal 2006 compared with $36.7 million for fiscal 2005. The increase in interest expense, net for the current fiscal year was the result of rising interest rates on the group’s variable-rate debt, partially offset by lower debt outstanding due to accelerated debt repayments.

Other Non-Operating (Expense) Income, Net. Other non-operating expense, net of $1.1 million for the fiscal year ended March 31, 2006 increased by $3.1 million compared to other non-operating income, net of $2.0 million for the fiscal year ended March 31, 2005. The increase in other non-operating expense, net was related primarily to unrealized foreign exchange losses on remeasurement of intercompany loans, partially offset by unrealized gains on forward contracts related to such loans.

Provision for Income Taxes. Income tax expense was $8.2 million for fiscal 2006 compared to income tax expense of $8.3 million for 2005. The fiscal 2006 effective tax rate of 164% was the result of income taxes being incurred on the taxable income of the group’s global operations while no income tax benefit was recorded on the operating losses incurred in certain foreign jurisdictions where the realization of related deferred tax assets is considered uncertain.

Minority Interest. Minority interest expense for fiscal 2006 decreased marginally as compared to fiscal 2005 and was a result of our partners’ share of earnings of $0.8 million for the group’s Algeria joint venture offset by losses of $0.8 million for the group’s Indian and Chinese joint ventures.

Net Loss. Net loss of $3.2 million for fiscal 2006 decreased by $1.8 million compared to a net loss of $5.0 million for fiscal 2005. The improvement in fiscal 2006 was primarily the result of the increase in sales volumes and gross margins as compared to fiscal 2005.

Non-GAAP Measures

The discussion of EBITDA is being provided because management considers EBITDA to be an important measure of financial performance. Management believes that EBITDA provides useful information for our investors for trending, analyzing and benchmarking the performance and value of our business. Management also believes that EBITDA is useful in assessing current performance compared with the historical performance of the group’s predecessor because items within the group’s income statements such as depreciation, amortization and interest expense are significantly impacted by the acquisition of Invensys Metering Systems. Internally, EBITDA is used as a financial measure to assess the performance of the group’s business and is an important measure in the group’s incentive compensation plans. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the group’s financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of the group’s liquidity.

The following table set forth a management reconciliation of the differences between EBITDA and net (loss) income calculated in accordance with GAAP for the fiscal quarters ended June 30, 2007 and July 1, 2006, for fiscal 2007, 2006 and 2005 and for the period from Inception (December 18, 2003) through March 31, 2004 and of Invensys Metering Systems (“Predecessor”) for the period from April 1, 2003 through December 17, 2003 and fiscal 2003, respectively (in millions):

	Fiscal Quarter Ended June 30, 2007	Fiscal Quarter Ended July 1, 2006	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (1)
							Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
Net (loss) income	$(2.5)	$(6.6)	$(8.1)	$(3.2)	$(5.0)	$(1.8)	$9.8	$33.3
Depreciation and amortization	11.0	11.2	48.1	42.4	39.8	10.5	12.3	14.6
Interest expense, net	10.6	10.3	42.4	39.3	36.7	12.7	(1.9)	0.5
Income tax (benefit) provision	(0.8)	1.9	1.0	8.2	8.3	(0.5)	22.6	30.7
Minority interest	0.7	0.1	0.5	—	0.1	(0.1)	0.4	0.8

EBITDA	$19.0	$16.9	83.9	86.7	79.9	$20.8	$43.2	$79.9

(Gain) loss from discontinued operations	—	—	(0.1)	—	0.8	0.3	0.2	—

EBITDA (excluding discontinued operations)	$19.0	$16.9	$83.8	$86.7	$80.7	$21.1	$43.4	$79.9

(1)	On December 18, 2003, Sensus acquired the metering systems and certain other businesses from Invensys plc. Prior to the date of the acquisition of Invensys Metering Systems, we had no operations. As a result of the acquisition, we changed the basis of accounting for the Sensus Group and acquired substantial debt, such that the financial results of periods prior to the acquisition are not necessarily comparable to results after the acquisition. Information for periods prior to December 18, 2003 reflects the results of operations and other data for our predecessor, Invensys Metering Systems.

EBITDA increased $2.1 million to $19.0 million for the fiscal quarter ended June 30, 2007 from $16.9 million for the fiscal quarter ended July 1, 2006 primarily as a result of higher gross profit and lower restructuring costs, partially offset by increased other non-operating expense.

EBITDA decreased $2.8 million to $83.9 million for fiscal 2007 from $86.7 million for fiscal 2006 primarily as a result of lower gross profit. EBITDA increased by $6.8 million from $79.9 million for fiscal 2005 to $86.7 million for fiscal 2006, which was attributable to increased sales resulting in higher gross margins.

Liquidity and Capital Resources

During fiscal 2007 and the fiscal quarter ended June 30, 2007, the Sensus Group funded its operating, investing and financing requirements through cash on hand, borrowings under its senior credit facilities and, during fiscal 2007 only, equity contributions related to the AMDS acquisition. The group generally funds operating and capital requirements from a combination of cash on hand, cash flows from operating activities and borrowings under its senior credit facilities.

Net cash flow used in operating activities for the fiscal quarters ended June 30, 2007 and July 1, 2006 was $5.8 million and $19.5 million, respectively. The $13.7 million decrease in net cash used in operating activities in the fiscal quarter ended June 30, 2007 as compared to the fiscal quarter ended July 1, 2006 was the result of decreased inventory purchases and the timing of payments on accounts payable and accrued expenses. Net cash flow provided by operating activities in fiscal 2007, 2006 and 2005 was $30.8 million, $47.1 million and $33.7 million, respectively. The $16.3 million decrease in net cash provided by operating activities in fiscal 2007 as compared to fiscal 2006 was the result of lower operating income and the timing of payments on accounts payable and accrued expenses.

Cash expenditures for restructuring for the fiscal quarters ended June 30, 2007 and July 1, 2006 were $1.6 million and $1.3 million, respectively, and were reflected within cash used in operations. As of June 30, 2007, the Sensus Group had $5.4 million of restructuring accruals reflected on its consolidated balance sheet reflected within current liabilities and other long-term liabilities. Cash expenditures for restructuring for fiscal 2007, 2006 and 2005 were $7.2 million, $7.0 million and $9.9 million, respectively, and were reflected within cash used in operations. As of March 31, 2007, the Sensus Group had $6.7 million of restructuring accruals reflected on its consolidated balance sheet reflected within current liabilities and other long-term liabilities. Additional restructuring expenses of approximately $6.0 million are expected to be incurred in fiscal 2008 as current restructuring programs are completed and new initiatives are undertaken.

Working capital as a percentage of net sales decreased to 11% at June 30, 2007 as compared with 14% at July 1, 2006 due to higher accounts payable, accrued expenses and short-term borrowings, partially offset by increased accounts receivable resulting from higher sales. Working capital as a percentage of net sales decreased to 13% for fiscal 2007 as compared with 14% for fiscal 2006 due to higher accounts payable and accrued expenses.

Cash used for investing activities of $7.6 million and $2.0 million for the fiscal quarters ended June 30, 2007 and July 1, 2006, respectively, and $69.1 million, $36.7 million and $19.7 million for fiscal 2007, 2006 and 2005, respectively, represents payments for capital expenditures, intangibles, software development costs and business acquisitions, partially offset by proceeds from the disposition of property, plant and equipment and business units. Capital expenditures were $6.4 million and $3.1 million for the fiscal quarters ended June 30, 2007 and July 1, 2006, respectively. Capital expenditures were $17.3 million, and $23.2 million and $21.2 million for fiscal 2007, 2006 and 2005, respectively. Capital expenditure requirements were comprised of equipment, molds and tooling for replacement and expenditures for cost reduction, maintenance, safety and expansion initiatives. For fiscal 2008, the group expects to make capital expenditures of approximately $25.0 million reflecting its continuing emphasis on a growth-oriented capital expenditures program.

Business acquisition expenditures of $0.4 million for the fiscal quarter ended June 30, 2007 related to the performance of the acquired AMDS business. Business acquisition expenditures of $52.6 million for fiscal 2007 were attributable to $0.6 million as a final payment for the Rongtai acquisition completed in September 2006,

$0.5 million for progress payments for the acquisition of net assets of DuPenn Inc., which was consummated in fiscal 2006, and $51.5 million attributable to the AMDS acquisition. In fiscal 2007, proceeds from sale of assets of $1.8 million were primarily from the sale of the Sensus Group’s idle manufacturing facility in France.

Net cash provided by financing activities was $1.2 million for the fiscal quarter ended June 30, 2007 and represents $9.2 million in short-term borrowings under the Sensus Group’s U.S. revolving credit facility, partially offset by principal payments of $8.0 million on the group’s term loan facilities in June 2007. For the fiscal quarter ended July 1, 2006, net cash used in financing activities represents payment of debt issuance costs of $0.6 million in connection with the second amendment to the Sensus Group’s senior credit facilities in May 2006. Cash provided by (used in) financing activities was $19.7 million, ($12.8) million and ($8.1) million for fiscal 2007, 2006 and 2005, respectively. Cash provided by financing activities for fiscal 2007 represents equity contributions of $30.4 million in cash from Holdings related to the AMDS acquisition, partially offset by principal payments of $0.1 million on short-term borrowings assumed in the Rongtai acquisition, $10.0 million of principal payments on the group’s term loan facilities in March 2007 and payment of debt issuance costs of $0.6 million in connection with the group’s second amendment to its credit agreement in May 2006.

We maintain senior credit facilities that provide senior secured financing totaling $258.2 million, consisting of a) two term loan facilities in an aggregate amount of $188.2 million, including a $172.0 million U.S. term loan facility and a $16.2 million European term loan facility and b) two revolving credit facilities in an aggregate amount of $70.0 million, under which $40.0 million is available in the form of U.S. dollar-denominated loans and $30.0 million is available in the form of U.S. dollar-denominated loans or in the form of euro- or U.K. sterling-denominated loans. The term loan facilities mature on December 17, 2010. Borrowing costs under the term loan facility are based on variable rates tied to LIBOR plus a 2% margin, or the greater of the Prime Rate and the Federal Funds Effective Rate plus a 1% margin. Up to $30.0 million of the revolving credit facilities is available in the form of letters of credit, and amounts repaid under the revolving credit facilities may be re-borrowed (subject to satisfaction of the applicable borrowing conditions) at any time prior to the maturity of the revolving credit facilities.

As of June 30, 2007, we had $476.8 million of total indebtedness outstanding, consisting of $275.0 million of senior subordinated notes, $172.0 million under the U.S. term loan facility, $16.2 million under the European term loan facility, $13.2 million in short-term borrowings (comprised of $9.2 million under the U.S. revolving credit facility and $4.0 million assumed in the Rongtai acquisition) and a $0.4 million variable-rate, long-term loan from the Rongtai joint venture partner. Interest expense, net, including amortization of deferred financing costs, was $10.6 million for the fiscal quarter ended June 30, 2007 and $42.4 million for fiscal 2007. The next scheduled principal payments on the term loan facilities are due in September 2008. At June 30, 2007, in addition to the $9.2 million that was drawn as short-term borrowings, approximately $5.8 million of the Sensus Group’s revolving credit facilities was used to support letters of credit that had not been drawn upon.

We believe that cash on hand and expected cash flows from operations, together with available borrowings under the revolving credit facilities constituting part of our senior secured credit facilities, will provide sufficient funds to enable us to fund our planned capital expenditures, make scheduled principal and interest payments and meet our other cash requirements for the foreseeable future; however, we offer no assurances. Our ability to make scheduled payments of principal of, or to pay interest on, or to refinance, our indebtedness or to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In conjunction with the AMDS acquisition, we are legally obligated to satisfy any additional future cash payments to AMDS based on a specified percentage of certain financial performance measures of the acquired business through March 2011. We believe that expected cash flows from operations will provide sufficient funds to fulfill this obligation.

We cannot assure you that our business will generate sufficient cash flow from operations, that any revenue growth or operating improvements will be realized or that future borrowings will be available under our senior secured credit facilities in an amount sufficient to enable us to service our indebtedness, including the notes, or to fund our other liquidity needs. In addition, we cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facilities and the notes as they become due. Our ability to access capital in the long term will depend on the availability of capital markets and pricing on commercially reasonable terms at the time we are seeking funds. See “Risk Factors—Risks Relating to this Offering and the Notes—To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.” As of June 30, 2007, the Sensus Group was in full compliance with the restrictive covenants of the senior credit facilities and the indenture governing the notes.

Off-Balance Sheet Arrangements

The Sensus Group has no off-balance sheet arrangements that would have a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table is a summary of contractual cash obligations (excluding interest) as of March 31, 2007 (in millions). The interest component of the Sensus Group’s term loan facilities and senior subordinated notes is discussed in Note 8 to the March 31, 2007 audited consolidated financial statements included elsewhere in this prospectus.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
Long-term loan from Rongtai acquisition	$—	$0.4	$—	$—	$0.4
Term loan facilities	—	51.8	144.4	—	196.2
Revolving loan facilities (1)	—	—	—	—	—
Operating leases	2.7	2.2	3.5	1.1	9.5
Senior subordinated notes	—	—	—	275.0	275.0

Total contractual cash obligations	$2.7	$54.4	$147.9	$276.1	$481.1

(1)	The revolving loan facilities provide for $70.0 million of borrowing capacity. The revolving credit facilities mature in December 2009. As of March 31, 2007, $4.7 million of letters of credit were issued and are included in the $70.0 million of borrowing capacity under the revolving credit facilities.

Taxes

The Sensus Group is subject to taxation in multiple jurisdictions throughout the world. Our effective tax rate and tax liability are affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds between jurisdictions and repatriate income, and changes in law. Generally, the tax liability for each legal entity is determined either on a (a) non-consolidated and non-combined basis or (b) consolidated and combined basis only with other eligible entities subject to tax in the same jurisdiction, in either case without regard to the taxable losses of non-consolidated and non-combined affiliated entities. As a result, the group may pay income taxes to some jurisdictions even though on an overall basis a net loss for the period is incurred.

Inflation

Inflation can affect the costs of goods and services used by the group. The majority of the countries that are of significance to the group, from either a manufacturing or sales viewpoint, have in recent years enjoyed relatively low inflation. The competitive environment in which the group operates inevitably creates pressure on it to provide its customers with cost-effective products and services. We believe the group’s cost reduction programs are critical to maintaining its competitive position.

Critical Accounting Policies

The methods, estimates and judgments used in applying critical accounting policies have a significant impact on the results we report in our financial statements. The Sensus Group evaluates its estimates and judgments on an on-going basis. Estimates are based on historical experience and on assumptions that are believed to be reasonable under the circumstances. Management’s experience and assumptions form the basis for judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what management anticipates, and different assumptions or estimates about the future could change the reported results.

We believe the following accounting policies are the most critical to the group’s reported financial statements and require the most difficult, subjective or complex judgments in the preparation of these statements.

Revenue recognition. Sales and related cost of sales are recorded based on the following criteria: a) delivery has occurred or services have been rendered, b) evidence of an arrangement exists, c) pricing is fixed or determinable and d) collection is reasonably assured. The Sensus Group has certain sales rebate programs with some customers that periodically require rebate payments. Management estimates amounts due under these sales rebate programs at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns and allowances. These estimates are based upon historical experience. The Sensus Group records an allowance for sales returns based on the historical relationship between shipments and returns. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Retirement benefits. Pension obligations are actuarially determined and are affected by several assumptions, including discount rate, long-term rate of return on plan assets and assumed annual rate of compensation increase for plan employees. Changes in rates and differences from actual results for each assumption affect the amount of pension expense recognized in current and future periods.

Restructuring. Over the last five fiscal years, the Sensus Group implemented a focused cost reduction program that resulted in restructuring costs being incurred. Additional restructuring programs have been approved and implemented to support new programs and circumstances. The related restructuring reserves reflect estimates, including those pertaining to employee severance costs and contractual lease obligations. Management reassesses the reserve requirements to complete each individual program on a quarterly basis. Actual restructuring costs may be different from the estimates used to establish the restructuring reserves.

Warranty obligations. Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized. The amounts of those reserves are based on warranty terms and best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Estimates of warranty obligations are reevaluated on a quarterly basis. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. Resulting balances are then compared with present spending rates to ensure that the accruals are adequate to meet expected future obligations.

Income taxes. At the end of each fiscal quarter, management estimates the effective tax rate expected to be applicable for the full fiscal year. The estimated effective tax rate reflects the expected jurisdiction where income is earned as well as tax planning strategies. If the actual results are different from our estimates, adjustments to the effective tax rate may be required in the period in which such determination is made.

The Sensus Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Management regularly reviews deferred tax assets for recoverability and establishes a valuation allowance based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, a full valuation allowance has been established against the deferred tax assets related to certain foreign and domestic net operating loss carryforwards.

Impairment of long-lived assets. Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable and for all assets to be disposed. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, and is charged to results of operations at that time. Assets to be disposed of are reported at the lower of the carrying amounts or fair value less cost to sell. Management determines fair value using a discounted future cash flow analysis. The determination of market values based on discounted cash flows requires management to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates.

Intangible assets. Intangible assets historically have consisted of goodwill, trademarks and patents. Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Patents and trademarks are stated at fair value on the date of acquisition. Goodwill and indefinite-lived intangible assets (trademarks and tradenames) are required to be tested at least annually for impairment using fair value measurement techniques prescribed by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The group performed its annual impairment testing of its goodwill and indefinite-lived intangible assets as of March 31, 2007 and no impairment was evident.

The Sensus Group assesses the fair value of its reporting units for goodwill impairment based upon a discounted cash flow methodology. Those estimated future cash flows, which are based upon historical results and current projections, are discounted at a rate corresponding to a “market” rate. If the carrying amount of the reporting unit exceeds the estimated fair value determined through that discounted cash flow methodology, goodwill impairment may be present. The Sensus Group measures the goodwill impairment loss based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimate the implied fair value of goodwill. An impairment loss would be recognized to the extent that a reporting unit’s recorded goodwill exceeded the implied fair value of goodwill.

Recent Accounting Pronouncements

In September 2006, Financial Accounting Standards Board, or FASB, issued FASB Statement No. 157, Fair Value Measurements, or FAS 157, to provide enhanced guidance when using fair value to measure assets and liabilities. FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. FAS 157 applies whenever other pronouncements require or permit assets or liabilities to be measured at fair value and, while not requiring new fair value measurements, may change current practices. FAS 157 is effective for the group beginning in fiscal year 2009. The Sensus Group is currently evaluating the impact FAS 157 will have on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R), or FAS 158. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Sensus Group will adopt FAS 158 related to the funded status in the current fiscal year at March 31, 2008. FAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. In the fiscal year ending March 31, 2009, the Sensus Group will adopt this change related to the measurement date. FAS 158 allows employers to choose one of two transition methods to adopt the measurement date requirement, and both methods would result in immediate adjustments to the statement of financial position. The group does not anticipate that the adoption of FAS 158 will have a material impact on its financial statements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or FAS 159. FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. FAS 159 is effective for the group beginning in fiscal year 2009. The group is currently assessing the impact of FAS 159 on its consolidated financial statements.

Qualitative and Quantitative Information about Market Risk

The Sensus Group is exposed to various market risk factors such as fluctuating interest rates and changes in foreign currency rates.

Currency translation. The results of operations of the group’s foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each period concerned. This translation has no impact on cash flow. The balance sheets of foreign subsidiaries are translated into U.S. dollars at the closing exchange rates. Any adjustments resulting from the translation are recorded as other comprehensive income (loss). As of June 30, 2007, assets of foreign subsidiaries constituted approximately 34% of total assets. As of March 31, 2007, assets of foreign subsidiaries constituted approximately 33% of total assets. Foreign currency exchange rate exposure is most significant with respect to the group’s European and South American operations. For the fiscal quarter ended June 30, 2007, net sales were positively impacted by the valuation of foreign currencies, primarily the euro, versus the U.S. dollar by $3.8 million. For the fiscal year ended March 31, 2007, net sales were positively impacted by the valuation of foreign currencies, primarily the euro, versus the U.S. dollar by $11.6 million. Net sales for fiscal 2006 were negatively impacted by the devaluation of foreign currencies versus the U.S. dollar by $3.2 million while net sales for fiscal 2005 were positively impacted by the appreciation of foreign currencies against the U.S. dollar by $13.4 million.

Currency transaction exposure. Currency transaction exposure arises when a business has transactions denominated in foreign currencies. The Sensus Group has entered into forward contracts that are denominated in foreign currencies, principally euros and Slovakian korunas, to offset the remeasurement impact of currency rate changes on intercompany receivables and payables. These contracts are used to offset exchange losses and gains on underlying exposures. Changes in the fair value of these forward contracts are recorded immediately in earnings. The group does not enter into derivative instrument transactions for trading or speculative purposes. The purpose of the group’s foreign currency management policy is to minimize the effect of exchange rate fluctuations on certain foreign denominated anticipated cash flows. Holding all other variables constant, a change in the contracted forward rates of 1% on the group’s forward contracts denominated in the present foreign currencies would result in a gain or loss of $0.1 million, which the group believes would offset the impact of currency gains and losses related to certain receivables and payables. The Sensus Group expects to continue to utilize forward contracts to manage foreign currency exchange risks in the future.

Interest rate risk. The Sensus Group has a significant amount of debt, with a large portion being at variable rates. The group’s total indebtedness as of June 30, 2007 was $476.8 million, of which $197.8 million (including the $0.4 million long-term loan from the Rongtai joint venture partner) bears interest at variable rates. As of June 30, 2007, substantially all of our variable-rate borrowings were under the senior credit facilities and were at the adjusted LIBOR plus 2.0%. At June 30, 2007, the weighted average interest rate on our variable-rate term debt was approximately 7.2% (consisting of approximately 5.2% LIBOR plus 2.0%). Holding all other variables constant, a change in the interest rate of 1% on our variable-rate debt would impact annual interest costs by $1.0 million, after giving effect to the interest rate swaps discussed below.

On December 9, 2005 and March 24, 2006, the Sensus Group entered into interest rate swap agreements, each with a notional amount of $50.0 million, to hedge exposure to variable interest rates. The purpose of the swaps, designated as a cash flow hedge, is to effectively hedge the Sensus Group’s interest payments on a portion of its variable-rate debt. Under the terms of the swap agreements, which are effective January 20, 2006 and August 22, 2006 and terminate on September 30, 2010 and June 30, 2010, respectively, the group receives periodic variable interest payments at the three-month LIBOR and makes periodic payments at a fixed rate of 4.927% and 5.121%, respectively. Changes in the group’s cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives, and therefore changes in the fair value of the swaps are reflected in other comprehensive income (loss), net of tax. Any ineffectiveness of the swaps is required to be recognized in earnings. Other comprehensive income of $0.8 million (net of tax of $0.5 million) and $0.8 million (net of tax of $0.4 million) for the fiscal quarters ended June 30, 2007 and July 1, 2006, respectively, reflects the changes in fair value of the interest rate swaps due to fluctuations in interest rates since inception. The Sensus Group expects to continue to utilize interest rate swap agreements to manage interest rate risk in the future.

BUSINESS

Our Company

We conduct the primary operations of the Sensus Group in North America. The Sensus Group is a leading provider of advanced metering technologies and related metering communications systems to the worldwide utility industry and has over a century of experience in designing and manufacturing metering products. We believe the Sensus Group is the largest global manufacturer of water meters and has a substantial share of the sales of AMR devices to the North American water utilities market. Additionally, we believe that the Sensus Group is a leading global developer and manufacturer of gas and heat metering systems and is an active participant in the North American electric metering systems market. The Sensus Group is recognized throughout the utility industry for developing and manufacturing metering products with long-term accuracy and unique product features, innovative metering communication systems as well as for providing comprehensive customer service for all of our products and services. Continuing our efforts to provide the utility markets with leading edge metering communications systems, in July 2006 we acquired AMDS, a developer of an AMI fixed network RF system. With the acquisition, we now provide an advanced fixed network AMI solution to all three North America utility markets. In addition to our metering business, we believe we are the leading North American producer of pipe joining and repair products for water and natural gas utilities and a premier supplier of precision-manufactured, thin-wall, low-porosity aluminum die-castings.

Industry, Markets and Products

The Sensus Group has three principal product lines: metering systems products, pipe joining and repair products, and precision die casting products, accounting for approximately 81%, 10% and 9% of net sales, respectively, for fiscal 2007. Metering systems, the largest product line, includes advanced metering technologies, AMI and AMR communications systems and four principal metering technology categories: water, gas, heat and electricity. Under the Smith-Blair brand name, we manufacture pipe joining and repair products used primarily by water and gas utilities. Our precision die casting product line includes precision die-castings that are used internally for our gas meter housings and sold externally, primarily to Tier I automotive suppliers. For fiscal 2005, 2006 and 2007, the Sensus Group had net sales from continuing operations of $569.8 million, $613.9 million and $632.9 million, respectively. The Sensus Group had net sales of $171.0 million and $146.6 million for the fiscal quarters ended June 30, 2007 and July 1, 2006, respectively.

Metering Systems Products

The Sensus Group distributes metering technologies and metering communications system products to utilities throughout the world and has a large installed base of meters worldwide. The North American and European utility markets are the largest markets in which the Sensus Group competes.

Demand for meters and metering communications systems has historically been driven by replacement and repair activities, upgrades to new features or technologies, new construction activity, efforts to reduce utility operating costs, conservation considerations and regulatory requirements. In addition, utilities have been migrating their manually read meters to technology-based metering solutions and communicating AMI and AMR systems, which enable them to lower their operating costs and increase their revenue streams through the reduction of manual meter readings and the improvement of measurement accuracy. As a result of these benefits, the AMI and AMR markets have experienced significant growth. We offer complete multi-utility AMI and AMR solutions to the water, gas and electric utility markets in North America. In addition to our own AMI and AMR systems, our meters are compatible with all of the leading AMI and AMR systems on the market today.

Water and Heat Metering. The Sensus Group’s water metering technology products and systems are sold worldwide with its largest markets being North America and Europe. The Sensus Group has water metering systems that cover residential and commercial applications. The Sensus Group’s water meters utilize two basic metrology designs. First is a piston or positive displacement design, which measures water based on the displacement of a known volume of water. Second is a velocity design, whose measurement uses the speed of water through a specific pipe diameter. In addition, meters can have two basic types of registers, known as manual and encoder registers. A standard or manual register delivers a reading that is determined by gears turning numbered dials and is read visually. An absolute encoder register is an electronic register whereby the register’s odometer reading is converted into electronic signals. Once the reading has been encoded, it can be transmitted and read in a variety of ways, including remotely. The Sensus ICE® family of products is available on all positive displacement water meters and is the basis for one of the most technologically advanced AMI and AMR systems in the industry. The Sensus Group’s AMI and AMR systems offer utilities several ways to collect meter reading data, including TouchRead®, walk-by and drive-by RF RadioRead®, PhoneRead® and fixed-based FlexNet® RF systems.

The North American water utility market is the Sensus Group’s largest market and where we believe we hold a leading market share position among four main competitors. Our end-customers in this market are the approximately 53,000 water utilities located throughout the continent. Historically, we focused our efforts on the small- to mid-size utilities that have an installed base of fewer than 50,000 meters. Such utilities represent approximately 90% of the water utilities in North America. We believe our high accuracy meters, AMI and AMR systems are attractive to these smaller utilities, which generally have limited resources, because they reduce labor-intensive manual meter readings, improve reading accuracy and minimize the cost of repairs. Additionally, with the acquisition of AMDS and the AMI FlexNet® system, we are better positioned to expand beyond our traditional markets with a comprehensive AMI solution for larger water utilities.

The European water metering market is another significant market for the Sensus Group. The Sensus Group is one of the leading participants in this market along with a few other significant competitors. Much of the European residential water meter market is subject to national regulations that effectively limit a meter’s service life to approximately six years. These regulations minimize the need for long-term accuracy. In addition, these utilities do not read the meters frequently, which makes advanced metering systems more difficult to justify. As a result of these factors, product differentiation and features are less of a basis for competition than in North America. However, the Sensus Group is seeing a heightened level of utility market activity with advanced metering communications systems and with that, the Sensus Group is investigating some AMI/AMR system solutions for the market which could change these market dynamics. For industrial and commercial meters, durability, accuracy and design specifications are more critical in the customer’s selection process and are a greater basis for competition.

The Sensus Group’s heat metering activity is focused on heat utilities and sub-metering companies in Europe with its main activity in countries that utilize hot water for heating purposes. The Sensus Group produces several types of heat meters that measure the energy consumed. Sensors measure the temperature of the water in a closed system as it enters and exits the building or apartment. The difference in temperature is used to calculate the amount of energy consumed. Heat metering products include PolluCom E® compact heat meter, PolluStat E® ultrasonic heat meter and PolluFlow® bulk hot water meter. Advanced metering communications systems are also being reviewed for these markets.

Gas Metering. The Sensus Group’s gas metering and regulator products are sold primarily to the North American gas utility market and selected international gas utility markets where our gas products meet the regional product specifications. The Sensus Group’s largest market is in North America where the market consists of approximately 1,250 gas utilities with approximately 75 million meters. The majority of the market consists of large IOUs with the remaining being small- to mid-size municipal utilities. The IOUs make up approximately 20% of the gas utility companies; however, they manage over 85% of the metering services in the North American market.

The Sensus Group has provided gas metering and regulatory products to the gas utility market for over 100 years and is considered a market leader. Over this period, the Sensus Group has continued to provide product improvements and new product developments to the market. The Sensus Group produces diaphragm gas metering devices for residential, commercial and industrial market segments. For transport gas customers, the group supplies the market with large volume turbine meters and, within the past few years, has introduced an ultrasonic gas meter line with the brand name Sonix®. In addition to meters, the Sensus Group provides regulator products that manage the gas pressure in the gas line. The Sensus Group also supplies AMI and AMR products that can read a meter remotely using radio frequency interfaces that connect to the meters. The group’s AMI and AMR products include the Sensus mobile RadioRead® system and the AMI FlexNet® system.

Electricity Metering. We entered the North American electric utility market in 2002 with the introduction of the iCon® solid-state electricity meter for residential metering applications. The electric meter products are only sold in North America and global regions that accept American National Standards Institute standard meters. The North American electric utility market is made up of approximately 3,000 electric utilities having 140 million electric meters for residential, commercial and industrial applications. The two main segments of the electric utility market are IOUs and public or municipal utilities. IOUs make up 7% of the electric utilities, but manage approximately 70% of the metering services, similar to the gas metering market.

We continue to expand the iCon® electric meter product offering to include commercial and industrial electric meter lines as well as growing the meter’s AMI and AMR capabilities. We offer our own electric meter AMI and AMR products, which include the RadioRead® mobile walk-by/drive-by system and the AMI FlexNet® two-way and one-way fixed network system. The key design features of the iCon® enable the product to be one of the most highly accurate electricity measurement devices, and the well engineered mechanical design allows for AMI and AMR product integration for both Sensus and compatible third-party AMI/AMR vendor products. These features have permitted the iCon® meter to quickly gain market acceptance in North America in a short period of time. The market growth for solid-state electricity meters is expected to be higher than the historical 3% market growth for the North America electric meter market due to utilities upgrading to new technologies incorporating their new meters with AMI/AMR systems.

Pipe Joining and Repair Products

Our Smith-Blair brand competes in the North American pipe joining, tapping and repair products market. Pipe joining, tapping and repair products consist principally of pipe couplings, tapping sleeves and saddles, and repair clamps that are used primarily by water and natural gas utilities to construct, extend and repair utility piping systems. Demand for pipe joining, tapping and repair products is driven by new construction, replacements and repairs. Replacement and repair demand is driven by aging infrastructure as well as extreme weather conditions, including freezes, droughts, hurricanes and earthquakes. Due to the often time-sensitive nature of customer demand for pipe joining, tapping and repair products, a company’s ability to promptly respond to customer needs with effective engineering solutions plays a significant role in its success within this market. Smith-Blair successfully differentiates itself by providing the widest range of both standard products and engineered-to-order products while maintaining the highest levels of customer service and, we believe, the shortest lead times in the industry.

Precision Die Casting Products

In North America, approximately 250 die casters produce thousands of castings for numerous products ranging from components for automobiles to medical devices. Our die casting products consist of high quality thin-wall, low porosity aluminum die castings, generally targeting the automotive industry and gas utility markets in North America. We believe that only four other precision die casters in the United States have the ability to produce products that are similar to those we produce. Sales within the precision die casting market are largely dependent on the success of the automotive platform for which the products are manufactured. In fiscal 2007, approximately 23% of our die casting products were used internally by our gas metering business, and approximately 77% were sold to Tier I automotive component suppliers.

Competition

The Sensus Group competes with a number of companies in the delivery of products and services into each of the markets it serves. The Sensus Group’s major competitors include Badger Meter Inc., Elster Metering, Itron, Inc. (including Actaris Metering Systems), Landis+Gyr AG and Neptune Technologies.

Sales, Marketing and Distribution

In North America, we sell our water and gas meters primarily through a network of distributors, some of which we have had relationships with for over 30 years. Distributors can most effectively reach our broad base of existing and potential customers, which includes over 53,000 water, 3,000 electric and 1,250 gas utilities. Since entering the electric meter market in 2002, we have established our electric utility sales channels in North America through a combination of direct sales personnel, manufacturers’ representatives and distributors. Our distributors and manufacturers’ representatives have extensive relationships with many of the water, electric and gas utilities in North America. Through strong, sole-source distribution arrangements in regional and local markets, we are able to leverage those relationships to generate sales. We complement our distribution network with a North American sales force consisting of 50 members, the majority of whom are dedicated to the water metering market.

The Sensus Group’s sales and marketing strategy in Europe differs from that in North America because of the varying competitive and regulatory landscape. Most utilities in Europe procure their meters through a tender process required by European Union or in-house regulations. Price, therefore, remains the main competitive factor in most sections of the residential European metering market. To address the specific characteristics of the European market, the Sensus Group maintains a direct field sales force of approximately 70 persons who are highly trained on product specifications and performances and are able to assist customers in analyzing the technical and financial implications of major metering projects. In addition, the Sensus Group selectively uses distributors in the European market primarily in the water and heat sub metering markets. European distributors act more as wholesalers than distributors and do not maintain significant sales and support groups.

The Sensus Group also has sales personnel in South America, Asia and Africa. Market coverage is mainly achieved through commissioned sales agents and several distributors. The Sensus Group sales personnel play an important role in specifying products and services and are responsible for getting products qualified by utilities’ technical departments.

In addition to the sales and distribution channels, each product line is supported by a product marketing group. The marketing groups furnish product and sales materials by providing literature, promotional programs and web-site management. The corporate marketing group also coordinates product pricing and distributor support programs, as well as support for industry advertising, trade shows and publications.

Business Strategy

The goal of the Sensus Group is to continue to be a leader in the metering system industry by providing value-added advanced metering and related communications systems for the worldwide utility industry. We and other members of the group intend to achieve this goal by pursuing the following strategies:

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Maintain Focus on Core North American Market. The North American market, including metering systems, pipe joining and repair products and precision die casting, will remain a key focus for our business. We are committed to maintaining our market leading positions in the North American markets we serve through continued superior product design, technological innovations, customer additions and comprehensive customer service. We believe this commitment will continue to enhance our reputation as a producer of high quality, innovative products and enable us to maintain our leadership position in our core market.

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Continue to Develop Market-leading Technologies. Technological advancements, which enhance the revenue and improve the efficiency of utility customers, are key drivers of sales of our metering systems. We have been and continue to be a technological leader in metering systems, including AMI and AMR systems, and are at the forefront of several new metering system technologies which we believe will drive sales in the future. As an example, in July 2006 we acquired AMDS and its AMI fixed network radio frequency system technology platform. This acquisition, coupled with our metering and AMR technologies for water, electric and gas, enables us to provide an advanced technology and communications systems offering covering all types of utilities. We continue to expand our iCon® electric meter product offering to include commercial and industrial electric meters with all being AMI and AMR compatible. Additionally, in fiscal 2005, we introduced an updated version of our AMR radio-frequency meter transceiver unit, or MXU, which connects to the meter, providing a communication link to an AMR system. This enhanced MXU incorporates several beneficial characteristics, including stronger transmittal signal strength and a 20-year battery life, and allows us manufacturing cost reductions. These advances have improved our position in the utility metering and AMI and AMR markets. We plan to continue developing technological capabilities to maintain our position as a market leader and, for fiscal 2007, the Sensus Group invested approximately $24.8 million in research, development and technical support.

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Capitalize on Metering Technology Leadership in Complementary Markets. We are applying our extensive knowledge in metering systems and market leading AMI and AMR technology to pursue new opportunities in the gas and electric metering markets. Our Sonix® ultrasonic gas meter has positioned us at the forefront of the next generation of gas metering technology. This technology also enables us to enter the pre-pay gas meter segment in selected international markets, which could significantly increase gas meter sales. Although sales in this product line are not currently significant, we believe that the increased production associated with these initiatives will enable the Sonix® product line to be a cost competitive alternative to traditional mechanical residential gas meters. We expect our recently introduced iCon® solid-state electricity meter to be a meaningful source of growth over the next several years because of its advanced electricity metering capabilities, such as improved accuracy, time of day pricing, its role as a key element in a utility’s AMI system and its capacity to serve as a single AMR platform designed to integrate electric, gas and water metering information.

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Enhance North American Distributor Relationships. We have strong relationships with the leading distributors in the North American water and gas metering markets. Because we view these relationships as a key factor in our success, we invest significant resources to maintain these relationships and provide our distributors with superior sales support and service. To ensure the distributors’ sales staffs are fully educated on our product line, we hold training seminars for all of our North American distributors’ sales staff and assign sales specialists to support every distributor account. Additionally, we plan to continue to strengthen our relationships with distributors by maintaining and enhancing our product portfolio, one of the most extensive in the utility industry. Our diverse product portfolio has traditionally provided us with an advantage over competitors as it is more cost effective for distributors to conduct business with full service suppliers.

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Continue to Reduce Costs and Improve Productivity. In addition to capturing market share through sales, marketing and distribution initiatives, the Sensus Group is focused on improving sales and profitability through increased operational excellence. In addition, in fiscal 2001, the group initiated a focused five-year restructuring and cost reduction program designed to reduce its cost structure through a migration of production to low labor cost countries, headcount reductions and third-party outsourcing. As a result of this initiative, the group has streamlined manufacturing, distribution and administrative operations while increasing the percentage of the workforce that is employed in low labor cost regions to approximately 41% in fiscal 2007 from 15% in fiscal 2001. These restructuring initiatives resulted in restructuring and other similar costs of $101.5 million from fiscal 2001 through fiscal 2007 ($19.0 million in non-cash charges), of which $45.2 million related to employee severance and related costs, $15.5 million related to asset impairments and inventory write-downs, and $8.9 million related to excess payroll and production costs as well as other restructuring expenses. We also maintain a Six Sigma/lean enterprise strategy designed to improve inventory management, customer delivery and plant utilization and to further improve our cost structure. One of the primary focuses of our six Sigma/lean enterprise strategy is to train employees on methods to improve the quality of our products and efficiency of our business. We also focus on identifying additional cost-saving and improvement projects to implement in connection with this strategy.

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Selectively Pursue Strategic Opportunities. The Sensus Group will selectively pursue attractive opportunities, including acquisitions, joint ventures, partnerships and license agreements, that complement and expand existing product lines or provide improved presence in certain under- represented market areas. We believe that our manufacturing, distribution and administrative infrastructure affords economies of scale that we can leverage as we pursue these strategic opportunities. Further, we believe that we can effectively utilize our technical expertise, customer contacts and managerial talent to benefit these growth initiatives while simultaneously improving our service to our customers. We intend to focus on opportunities with complementary manufacturing capabilities, technologies or products that would benefit from our extensive independent distribution network.

The ability of the Sensus Group to successfully implement its business strategy is subject to certain risks discussed herein under the heading “Risk Factors—Risks Relating to Our Business.”

Our Properties and Facilities

The tables below list the properties utilized by the Sensus Group at June 30, 2007. The Sensus Group believes that its properties are in good operating condition and are suitable for its current needs.

The table below sets forth the locations of the facilities in North America.

Location	Owned/Leased	Square Feet	Principal Use of Facility
Texarkana, AR	Owned	249,912	Manufacturing/Assembly
Goleta, CA	Leased	9,000	Office
Orlando, FL	Owned	48,474	Manufacturing/Assembly
Orlando, FL	Leased	700	Warehouse
Alpharetta, GA	Leased	3,058	Office
Russellville, KY	Leased	254,904	Manufacturing/Assembly
Covington, LA	Leased	4,600	Office
Juarez, Mexico	Leased	45,720	Manufacturing/Assembly
Raleigh, NC	Leased	20,336	Office
DuBois, PA	Owned	196,930	Manufacturing/Assembly
DuBois, PA	Leased	136,566	Manufacturing/Assembly
Pittsburgh (Forest Hills), PA	Leased	8,845	Office
Uniontown, PA	Leased	240,228	Manufacturing/Assembly
Richardson, TX	Leased	215	Office

The table below sets forth the locations of the facilities outside of North America.

Location	Owned/Leased	Square Feet	Principal Use of Facility
El Eulma, Algeria	Leased	32,818	Manufacturing/Assembly
Minsk, Belorussia	Owned	1,098	Office
Minsk, Belorussia	Leased	1,228	Warehouse
Minsk, Belorussia	Leased	1,018	Manufacturing/Assembly
Nova Odessa, Brazil	Leased	26,364	Manufacturing/Assembly
Santiago, Chile	Leased	27,115	Manufacturing/Assembly
Beijing, China	Leased	83,181	Manufacturing/Assembly
Jiangdu City, China	Owned	179,264	Manufacturing/Assembly
Jiangdu City, China	Leased	147,653	Office
Shanghai, China	Leased	53,819	Manufacturing/Assembly
Prague, Czech Republic	Leased	10,204	Office
Greasque, France	Leased	161	Office
Malakoff, France	Leased	1,969	Office
Neyron, France	Leased	13,988	Office
Merignac, France	Leased	161	Office

Location	Owned/Leased	Square Feet	Principal Use of Facility
Babelsberg, Germany (1)	Owned	21,617	Manufacturing/Assembly
Hannover, Germany	Owned	49,453	Manufacturing/Assembly
Ludwigshafen, Germany	Leased	18,808	Manufacturing/Assembly
Ludwigshafen, Germany	Owned	317,624	Manufacturing/Assembly
Milan, Italy	Leased	377	Office
Temara, Morocco	Leased	15,069	Manufacturing/Assembly
Torun, Poland	Leased	1,076	Office
Stara Tura, Slovakia	Leased	54,541	Manufacturing/Assembly
Gauteng, South Africa	Leased	16,172	Manufacturing/Assembly
Barcelona, Spain	Leased	6,736	Office
Sevilla, Spain	Leased	708	Office
Hampshire, U.K.	Leased	20,659	Office
Sumy, Ukraine	Leased	4,132	Office

(1)	Leased to a third party.

Customers

The top ten customers of the Sensus Group accounted for approximately 31% of net sales for fiscal 2007. Sales to distributors affiliated with Home Depot Waterworks Supply, Inc., the group’s largest customer and a wholly owned subsidiary of The Home Depot, Inc., constituted approximately 12% of net sales in fiscal 2007. No other individual customer accounted for more than 5% of net sales.

Products and Systems Development

The Sensus Group is committed to developing the most technologically advanced products within the utility industry. Currently, the Sensus Group maintains an active engineering and technology program that performs four key functions: development of new products, support of existing products, technical assistance for customers and new technology investigations. The Sensus Group’s research and development expenditures for fiscal 2005, 2006 and 2007 were $23.5 million, $26.1 million and $24.8 million, respectively. As of June 30, 2007, the Sensus Group had 151 technical personnel operating in nine key facilities in six countries, with several smaller support groups located regionally.

A primary focus of the group’s research and development is new product development. New product ideas are collected from many sources, including customers and sales and marketing people. The Sensus Group has established engineering teams with specific technical expertise to support global business activities, which eliminate duplication of effort and allow the group to focus on enhancing each specific area of expertise. Utilities are very conservative in adopting new technologies and prefer to use products with a proven track record of successful deployment in the field. As a result, new products must undergo extensive field-testing prior to release to target markets. Another major activity of the group’s engineering teams is the continual refinement and improvement of existing product design and cost.

In addition to developing its own internal technologies, the Sensus Group has many existing strategic relationships, including licensing agreements and development partnerships with third parties. These relationships are typically negotiated on an exclusive basis and provide the group with full licensing rights. The Sensus Group also evaluates acquisition opportunities that provide new technology capabilities and recourses that strategically fit its business.

Backlog

The Sensus Group’s total backlog at June 30, 2007 and July 1, 2006 was $83.2 million and $55.6 million, respectively. The Sensus Group’s total backlog consists of unshipped orders relating to undelivered contractual commitments and purchase orders.

Suppliers and Raw Materials

In fiscal 2007, the Sensus Group purchased approximately $274 million of materials from direct suppliers and approximately $70 million of materials from indirect suppliers. In fiscal 2007, the group’s largest supplier accounted for approximately 13% of total direct material expenditures, while the top ten suppliers accounted for approximately 50% of total direct material expenditures.

The principal materials used in the manufacturing processes are commodities that are available from a variety of sources. The key metal materials used in the manufacturing processes include brass castings, aluminum ingots and machined parts. The key non-metal materials used include high performance engineered plastic parts, energy, plastic resins and rubber. We do not maintain long-term supply contracts with our suppliers. Management believes that there is a readily available supply of materials in sufficient quantity from a variety of sources. We have not experienced a significant shortage of key materials and have not recently engaged in hedging transactions for commodity supplies.

We have developed strategic partnerships with Contract Electronic Manufacturers, or CEMs, our outsource manufacturing providers. We are able to leverage the CEMs’ ability and capacity to manufacture high volume electronic components. In addition, CEMs function as an extension of our manufacturing capabilities by assembling some of our products and shipping them directly to customers.

Intellectual Property

Our success and ability to compete depend substantially upon our intellectual property. The Sensus Group pursues patent and trademark protection in the United States and abroad. The group currently has approximately 200 U.S. and foreign patents. No key or strategic patent protection will expire during the current fiscal year. The Sensus Group also has numerous trademark registrations, 30 of which we believe are significant to the business of the Sensus Group. With respect to these trademarks, so long as we or other members of the group continue to use and renew the registration for them, the group can continue to have exclusive rights to use the trademarks indefinitely in those jurisdictions in which registrations are in effect. We sell many of our products under a number of registered trademarks, which we believe are widely recognized in the metering industry.

While we rely on patent, copyright, trademark and trade secret law to protect our technology, we also believe that factors such as our existing licensing agreements, contracts with component manufacturers, the technological and creative skills of our personnel, new product developments and ongoing product enhancements are essential to establishing and maintaining a technology leadership position.

Legal Matters

On November 7, 2006, an agreement was reached to settle the previously disclosed personal injury lawsuit involving Smith-Blair, Inc., our subsidiary, that was filed in the Supreme Court of New York County, New York on December 5, 2001 (James Trodden v. Consolidated Edison of New York, Felix Industries and Smith-Blair, Inc.). The settlement agreement resolved all pending claims against Smith-Blair, Inc. and all named individual defendants and did not impose any monetary obligations on Smith-Blair, Inc. or the Sensus Group.

One of our subsidiaries, along with as many as 200 or more other companies, is a defendant in several lawsuits filed in various state courts in Mississippi by groups of plaintiffs alleging illnesses from exposure to asbestos or asbestos-containing products and seeking unspecified compensatory and punitive damages. Because the cases are in initial stages, it is uncertain whether any plaintiffs have dealt with any of our subsidiary’s products, were exposed to an asbestos-containing component part of our subsidiary’s products or whether such part could have been a contributing factor to the alleged illness. Although we are entitled to indemnification for liabilities and legal costs for asbestos claims related to these products from certain subsidiaries of Invensys plc, such indemnities, when aggregated with all other indemnity claims, are limited to the purchase price paid by us in connection with the acquisition of Invensys Metering Systems.

On March 6, 2007, we were joined as a defendant to a lawsuit filed in the Seventh Judicial Circuit Court in Macoupin County, Illinois arising out of an apparent gas explosion in Carlinville, Illinois (Tammy Pocklington, Special Administrator of the Estate of Margaret Sherry Hatlen, et al. v. Ameren IP, et al., including Sensus Metering Systems, Inc., etc.). The explosion is alleged to have resulted in three deaths, an injury and property damage. The original lawsuit did not name us, but was later amended to include Sensus on the basis that we: a) negligently designed or manufactured the relevant gas meter; b) failed to warn users that the meter would allow excess gas into the house; and c) failed to warn of the useful life of the meter. The amended complaint is seeking unspecified damages against Sensus and the other defendants, Ameren IP; Area Heating and Air Conditioning, Ltd; and Actaris U.S. Gas. This claim is of the type covered by our products liability insurance. We have retained counsel and are preparing a response to the amended complaint. Although it is too early in the proceedings to predict or quantify the outcome with certainty, we believe the claims against us are without merit and we intend to defend ourselves vigorously against these claims.

In addition, we are, from time to time, party to legal proceedings arising out of the operations of our business. We believe that an adverse outcome of our existing legal proceedings, including the proceedings described above, would not have a material adverse impact on our business, financial condition or results of operations. Nevertheless, unexpected adverse future events, such as an unforeseen development in our existing proceedings, a significant increase in the number of new cases or changes in our current insurance arrangements could result in liabilities that have a material adverse impact on our business, financial condition and results of operations.

Environmental Matters

The Sensus Group is subject to a variety of federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the cleanup of contaminated sites. Some of the group’s operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. The Sensus Group is also subject to the U.S. Occupational Health and Safety Act and similar state and foreign laws related to employee safety. There is a risk that we, or other members of the group, have not been, or will at all times be, in compliance with all of these requirements, including reporting obligations and permit restrictions, and we, or they, could incur material fines, penalties, costs and liabilities in connection with such requirements and a failure to comply with them. While we currently incur capital and other expenditures to comply with these environmental laws, these laws may become more stringent and our processes may change. Therefore, the amount and timing of such expenditures in the future may vary substantially from those currently anticipated.

We are aware of known contamination at the following United States facilities: Russellville, Kentucky; DuBois, Pennsylvania; Texarkana, Arkansas; and Uniontown, Pennsylvania, as a result of historic releases of hazardous materials. The former owner of these sites is investigating, remediating and monitoring these properties. We are obligated to reimburse the former owner for a portion of cash paid on the remediation plus interest on cash paid at all sites other than Russellville, which we refer to collectively as “reimbursement sites,” where the former owner pays all remediation costs. In connection with the acquisition of Invensys Metering Systems, certain subsidiaries of Invensys agreed to retain liability for the reimbursement obligations related to the reimbursement sites.

In addition, there is contamination in the soil and groundwater at the group’s facility in Ludwigshafen, Germany. We are indemnified by the former owner against costs that may result from the contamination. This indemnification obligation is subject to the condition that the plots of land continue in industrial use, unless the former owner has agreed to the change from industrial use. We also have an indemnity, subject to certain limitations, from certain subsidiaries of Invensys regarding this facility pursuant to the terms of the purchase agreement governing the acquisition of Invensys Metering Systems.

Based on information currently available, we believe that future environmental compliance expenditures will not have a material effect on our financial position. However, as to any of the above-described indemnities, the indemnifying parties may be unable to satisfy their obligations. Therefore, in such a case, environmental compliance costs and liabilities could reduce our net income and cash available for operations.

Other Regulatory Matters

The group’s products are subject to the rules and regulations of various federal, state and local agencies and foreign regulatory bodies. For example, our AMR/AMI products and systems use radio spectrum and are subject to regulation by the FCC in the United States and by Industry Canada in Canada. Much of the European water and heat metering markets, including Germany, The Netherlands, Austria, Switzerland, the Czech Republic and Slovakia, are subject to national regulation. See “Risk Factors—Risks Relating to our Business—Our business is subject to the regulation of, and dependent on licenses granted by, the Federal Communications Commission and other governmental bodies. Changes in existing regulations or the loss of our licenses could adversely affect our business.” We are also subject to regulation by other governmental bodies. Further, we are subject to governmental regulations related to occupational safety and health, labor, wage practices and the performance of certain engineering services. We believe that we, and other members of the group, are currently in material compliance with such regulations; however, failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alteration of production processes, cessation of operations or other actions that could materially and adversely affect the business, financial condition or results of operations of the Sensus Group.

Employees

The Sensus Group is headquartered in Raleigh, North Carolina and operates globally with 41 facilities in the United States and other countries, including Germany, France, the United Kingdom, Slovakia, Brazil, Chile, South Africa and China. As of June 30, 2007, the group had 3,862 full-time employees, of whom 1,397 were located in the United States and 2,465 were located abroad.

The Sensus Group maintains both union and non-union workforces. As of June 30, 2007, 1,532 employees were covered by collective bargaining agreements. The Uniontown, Pennsylvania facility has a five-year agreement with the United Steel Workers of America that expires on February 24, 2008. Sensus Precision Die Casting, Inc., our subsidiary through which we operate our precision die casting product line, has a new three-year agreement with the United Automobile Workers that expires on October 11, 2009. Smith-Blair recently completed its labor agreement negotiations and has a new four-year labor contract with the United Steel Workers of America that expires on March 27, 2011. Additionally, Ludwigshafen, Germany and Hannover, Germany employees are represented by IG Metall and negotiate with local Employers Associations that represent the German subsidiaries as well as other employers from the industry. The outcome of these negotiations also indirectly affects non-unionized employees to the extent that individual employment agreements contain references to the relevant metal union contracts. The current agreement covering the Sensus Group’s German unionised workforce expires on October 31, 2008. See “Risk Factors—Risks Relating to Our Business—We are subject to work stoppages at our facilities, and our customers and suppliers may be subjected to work stoppages, which could seriously impact the profitability of our business.”

THE INVENSYS METERING SYSTEMS ACQUISITION

Overview

On December 17, 2003, we acquired Invensys Metering Systems from certain sellers, which included Invensys Inc., Invensys International Holdings Limited, BTR Industries Limited, Foxboro Iberica SA, BTR France SAS, Invensys Holdings Limited and Invensys SA (Pty) Ltd. The acquisition was consummated in accordance with the terms of a Stock Purchase Agreement, dated October 21, 2003, as amended, which we refer to as the “stock purchase agreement.” Invensys, the parent company of the sellers, is also party to the stock purchase agreement solely for purposes of the non-competition agreement, certain representations and warranties, covenants and certain other limited purposes. The stock purchase agreement contains customary provisions including representations, warranties, and indemnities. Our acquisition of Invensys Metering Systems closed simultaneously with the issuance of the old notes and the closing of the senior credit facilities.

Acquisition Consideration

Initial Acquisition Consideration

The aggregate purchase price payable in connection with our acquisition of Invensys Metering Systems was $650.3 million, including a $30.0 million non-competition payment to Invensys pursuant to a related non-competition agreement. The net cash payment paid by us at closing was increased by the amount of cash on hand as of the closing date and decreased by the amount of certain non-discharged debt of Invensys Metering Systems existing as of the closing date.

Funding of Acquisition

The acquisition of Invensys Metering Systems was financed through:

•	our term loan borrowings of approximately $230.0 million under our senior credit facilities;

•	our offering of the old notes in the aggregate principal amount of $275.0 million; and

•	an equity investment of $195.0 million in Holdings, our ultimate parent, funded by The Resolute Fund and GS Capital Partners which was subsequently contributed to Parent by Holdings.

On March 5, 2004, an additional $5.0 million capital contribution was made to Holdings by certain of our management and directors, The Resolute Fund and GS Capital Partners. The contribution provides the Sensus Group with additional working capital and gives our management and directors the opportunity to participate in the equity capitalization of the Sensus Group. Of the $5.0 million capital contribution, management and directors contributed approximately $2.4 million and The Resolute Fund and GS Capital Partners contributed the remaining $2.6 million. See, “Security Ownership of Certain Beneficial Owners and Management” for the beneficial ownership in Holdings resulting from the foregoing contributions.

Indemnification Obligations

Under the stock purchase agreement, the sellers agreed to indemnify us for losses associated with certain matters, including the following:

•	the failure of representations and warranties made by Invensys or the sellers in the stock purchase agreement;

•	breaches of covenants made by Invensys or the sellers in the stock purchase agreement;

•	matters relating to the business or assets of the sellers not related to the acquired businesses;

•	the costs, including tax liabilities, related to corporate restructuring transactions initiated by Invensys and the sellers prior to the closing of the acquisition;

•	the costs of retroactive insurance adjustments under worker’s compensation policies related to periods prior to the closing of the acquisition;

•	certain identified pre-closing litigation claims;

•	certain identified pre-closing product warranty claims;

•	pre-closing environmental liabilities, predecessor environmental liabilities and asbestos claims; and

•	tax liabilities related to periods prior to the closing of the acquisition.

In addition, we have agreed to indemnify the sellers for certain losses associated with certain matters, including the following:

•	the failure of representations and warranties made by us in the stock purchase agreement;

•	breaches of covenants made by us in the stock purchase agreement;

•	the benefit/pension plan established by us following the closing of the acquisition;

•	the costs, included tax liabilities, related to corporate restructuring transactions requested by us in connection with the acquisition;

•	the operation of our business after the closing of the acquisition to the extent not indemnified by sellers or caused by a breach of the seller’s representations, warranties or covenants; and

•	tax liabilities related to periods after the closing of the acquisition.

Our ability to recover our losses from the sellers under the indemnities are subject to certain limitations, including the following:

•	indemnification claims for breaches of most representations and warranties are subject to a $7.5 million minimum aggregate loss requirement;

•	indemnification claims for certain pre-closing environmental liabilities are subject to a $6.0 million minimum aggregate loss requirement;

•

indemnification claims for breaches of most representations and warranties and for certain pre-closing environmental liabilities are subject to an overall limit of $65.0 million, inclusive of any indemnification obligations of the sellers relating to ERISA, or certain intellectual property;

•	indemnification claims for certain pre-closing environmental liabilities and environmental liabilities related to the Ludwigshafen, Germany site are subject to an overall limit of $25.0 million; and

•	indemnification claims for all other environmental matters are subject to a limit equal to the purchase price.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors. Our executive officers are elected annually by our board of directors and generally serve until their successors are duly elected and qualified. Our directors are elected at the annual meeting of the stockholders and generally serve for one year and until their successors are duly elected and qualified.

Name	Age	Position and Offices
Daniel W. Harness	58	Director, Chief Executive Officer & President
Peter Mainz	42	Executive Vice President, Operations & Chief Financial Officer
R. Douglas Neely	54	Executive Vice President, North America Water
George G. Uram	61	Vice President, Electric Metering & AMI
José Hernandez	43	Vice President, Water & Heat Metering Systems, Europe, South America & Asia Pacific
Colin Flannery	41	General Counsel & Secretary
Jonathan F. Boucher	50	Director and Vice President
John W. Jordan II	59	Director
David W. Zalaznick	53	Director
Thomas H. Quinn	59	Director
Gerald J. Cardinale	40	Director
Bryan Kelln	41	Director
J. Jack Watson	79	Director
H. Russel Lemcke	67	Director
Nicole V. Agnew	29	Director

Daniel W. Harness became our Chief Executive Officer and President in April 2001 and became a director upon completion of the acquisition of Invensys Metering Systems. Mr. Harness was President of Metering Systems North America from 2000 to 2001 and President of Sensus Technologies from 1990 to 2000. Mr. Harness has been with our company and its predecessors since 1982.

Peter Mainz was appointed to the newly created and expanded role of Executive Vice President Operations and Chief Financial Officer in March 2007. Prior to that, he became our Vice President of Finance in January 2003 and our Chief Financial Officer upon completion of the acquisition of Invensys Metering Systems in December 2003. He was Vice President of Operations and Finance in Europe and Asia Pacific from 2001 to 2002 and held other senior financial positions with our Metering Systems Division from 1999 to 2001. Mr. Mainz held various senior financial positions with Schlumberger Ltd. from 1992 to 1999, including Financial Manager for the Commonwealth of Independent States (former Russia and Baltic countries) from 1998 to 1999.

R. Douglas Neely currently holds the position of Executive Vice President, North American Water. He became our Vice President of Sales and Marketing North America Water in October 1990. Mr. Neely has been with our company since 1975.

George G. Uram was appointed Vice President, Electric Metering & AMI in July of 2006. Mr. Uram held positions as Vice President, Energy; Vice President, Marketing and Sales; and Director, Business Development of our company from 1999 to 2006. Prior to joining our company, he held various managerial positions in nuclear power, power generation and environmental services Westinghouse Electric and successor companies.

José Hernandez became our Vice President, Water & Heat Metering Systems, Europe, South America and Asia Pacific in November 2005. Mr. Hernandez served as Vice President of Central and South America from December 2004 to November 2005. He served as General Manager for both Saint-Gobain Industrial

Superabrasive Europe / Asia and Saint-Gobain Diamantwerkzeuge GmbH and CoKG from February 2002 to November 2004. He also acted as Country Manager Germany, Austria and Switzerland for Saint-Gobain Abrasives. Mr. Hernandez also served as Executive Director of Central and South America for Invensys Metering Systems from January 2000 to January 2002.

Colin Flannery became our Secretary in March 2007 and also serves as Vice President, Secretary and General Counsel of our company and its U.S. subsidiaries. Prior to joining our company, Mr. Flannery served as Vice President, Legal of Atos Orgin, a worldwide IT services corporation, from January 2004 to January 2007. From December 2001 to January 2004, Mr. Flannery was General Counsel, Schlumberger IT Services, Electricity Metering and Automatic Metering Reading, North and South America.

Jonathan F. Boucher became a director and unpaid, nominal Vice President of our company upon completion of the acquisition of Invensys Metering Systems and serves as President of Sensus Metering Systems IP Holdings, Inc. Since 1983, Mr. Boucher has been a Member and Managing Principal of The Jordan Company, L.P., a private merchant banking firm and its predecessors. Since 2002, Mr. Boucher has been a Member of Resolute Fund Partners, LLC, the general partner of The Resolute Fund L.P. Mr. Boucher is also a director of other privately held companies. He also served as a director of W-H Energy Services, Inc. until May 2005.

John W. Jordan II became a director upon completion of the acquisition of Invensys Metering Systems. Since 1982, Mr. Jordan has been a Member and Managing Principal of The Jordan Company, L.P., a private merchant banking firm and its predecessors. Since 2002, Mr. Jordan has been a Managing Member of Resolute Fund Partners, LLC, the general partner of The Resolute Fund L.P. Mr. Jordan is also a director of various other privately held companies.

David W. Zalaznick became a director upon completion of the acquisition of Invensys Metering Systems. Since 1982, Mr. Zalaznick has been a Member and Managing Principal of The Jordan Company, L.P., a private merchant banking firm, and its predecessors. Since 2002, Mr. Zalaznick has been a Managing Member of Resolute Fund Partners, LLC, the general partner of The Resolute Fund L.P. Mr. Zalaznick is also a director of various other privately held companies.

Thomas H. Quinn became a director upon completion of the acquisition of Invensys Metering Systems. Since 2002, Mr. Quinn has been a Member and Managing Principal of The Jordan Company, L.P., a private merchant banking firm, and since 1988, he has been President and Chief Operating Officer of Jordan Industries, Inc., a diversified industrial company. Mr. Quinn is also a director of other privately held companies.

Gerald J. Cardinale became a director upon completion of the acquisition of Invensys Metering Systems. Since 2002, Mr. Cardinale has been a Managing Director of the Principal Investment Area of Goldman, Sachs & Co. He joined Goldman, Sachs & Co. in 1992. Mr. Cardinale also serves on the board of directors of Cooper-Standard Automotive, Inc., Clearwire Holdings, Inc., Fiberlink Communications, and Yankees Entertainment & Sports (“YES”) Network.

Bryan Kelln has been a director since February 10, 2004. Mr. Kelln currently serves as Senior Vice President and Chief Operating Officer of Nortek where he began in May 2005. From June 2002 through May 2005, Mr. Kelln acted as a consultant of The Jordan Company, L.P., a private merchant banking firm. From January 2000 until June 2002, Mr. Kelln was President and Chief Executive Officer of Rock Shox, Inc., a global bicycle industry supplier. Prior to that time, Mr. Kelln served as a Senior Vice President and General Manager of the telecommunications and utilities businesses of General Cable Corporation.

J. Jack Watson has been a director since February 10, 2004. Mr. Watson was Chairman, President and Chief Executive Officer of Newflo Corporation, a manufacturer of pumps, valves and meters, from 1987 until his retirement in 1996. During the last five years, Mr. Watson has served as a director of W-H Energy Services and various other privately held companies.

H. Russel Lemcke has been a director since February 10, 2004. Since 1989, Mr. Lemcke has been President of H. Russel Lemcke Group, Inc., a private consulting business. Mr. Lemcke is also a director of Graham Corporation.

Nicole V. Agnew has been a director since March 16, 2007. Ms. Agnew is a Vice President in the Principal Investment Area of Goldman, Sachs & Co. Ms. Agnew joined Goldman, Sachs as an Associate in 2005. Prior to that time, from 2003 to 2005, Ms. Agnew was an Associate at Onex Corporation, a large Canadian company with operations in the services, manufacturing and technology industries. From 1999 to 2003, Ms. Agnew was employed at Merrill Lynch in New York in the investment banking division.

Board of Directors

Our board of directors consists of ten directors. Our board of directors appoints our executive officers, directs the management of our business and affairs and conducts its business through meetings of the board of directors and two standing committees, the audit committee and the compensation committee. In addition, from time to time, other committees may be established under the direction of the board when necessary to address specific issues. Our audit committee consists of Jonathan F. Boucher, Thomas H. Quinn, H. Russel Lemcke and J. Jack Watson. The board of directors has reviewed the qualifications and backgrounds of the members of the audit committee, and although it has not made a determination as to whether any one individual member of the audit committee would qualify as a financial expert, it has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in such member’s financial sophistication. As a result, the board of directors has determined that the combined qualifications and experience of the audit committee members, when taken together, give the audit committee the financial expertise necessary to discharge its responsibilities. Our compensation committee consists of Thomas H. Quinn, Jonathan F. Boucher, Gerald J. Cardinale and H. Russel Lemcke.

Shareholders Agreement

Holdings, our ultimate parent company, entered into a shareholders agreement with The Resolute Fund and GS Capital Partners, which beneficially own substantially all of Holdings’ outstanding voting securities. Under the shareholders agreement, The Resolute Fund has the right to designate four members of the board of directors of Holdings; GS Capital Partners has the right to designate two members of the board of directors of Holdings; The Resolute Fund and GS Capital Partners have the right to mutually designate one member of the board of directors of Holdings; and The Resolute Fund and GS Capital Partners have the right to have their designees to the board of directors of Holdings approve any other appointments or nominations to the board of directors of Holdings. The members of the board of directors of Holdings also serve as directors of Sensus.

In addition, the shareholders agreement provides The Resolute Fund and GS Capital Partners certain registration rights and contains customary terms, including terms regarding transfer restrictions, rights of first offer, tag along rights, drag along rights, preemptive rights and veto rights. Each member of management, consultant and director who contributed capital to Holdings entered into an agreement with Holdings pursuant to which each such individual agreed to be subject to certain repurchase provisions, transfer restrictions, rights of first offer and drag-along rights with respect to shares of Holdings acquired by them.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section provides information regarding the compensation program for our principal executive officer, principal financial officer and the three most highly compensated executive officers other than the principal executive and principal financial officer, which we refer to as the “named executive officers” or “NEOs.” It includes information regarding, among other things, the overall objectives of our compensation program and each element of compensation that we provide. This discussion is intended to put in context the information in the tables that follow, each of which contains detailed information on the compensation granted, earned or paid during fiscal 2007 to our named executive officers.

Overview of Compensation Program

The compensation committee of our board of directors has responsibility for establishing, implementing and continually monitoring adherence with our compensation philosophy. The compensation committee ensures that the total compensation paid to the executive officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to the executive officers are similar to those provided to other management employees.

The individuals who served as our chief executive officer, or CEO, and chief financial officer, or CFO, during fiscal 2007, as well as the other NEOs included in “—Summary Compensation Table,” are listed below:

Daniel W. Harness, Chief Executive Officer & President

Peter Mainz, Executive Vice President, Operations & Chief Financial Officer

Barry W. Seneri, Executive Vice President, Global Gas & North America Shared Service (departed effective March 31, 2007).

R. Douglas Neely, Executive Vice President, North American Water

José Hernandez, Vice President, Water & Heat Metering Systems, Europe, South America & Asia Pacific

Compensation Philosophy and Objectives

Our compensation committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by our company, and which aligns executives’ interests with those of the stakeholders by rewarding performance above established goals, with the ultimate objective of improving stakeholder value. Our compensation committee evaluates both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, our compensation committee believes executive compensation programs provided to our executives, including the named executive officers, should include cash, other benefits and long-term incentive compensation. Such compensation programs are designed to attract and retain qualified executive officers, as well as motivate and reward performance.

Our compensation committee believes that compensation paid to executive officers should be aligned closely with our company’s performance on both a short-term and long-term basis. As a result, a significant amount of compensation to each executive officer is “at risk” and tied directly to the attainment of financial performance goals. The executive compensation program is also designed to incentivize continuous improvements in financial performance by providing enhanced compensation as results improve and exceed budgeted levels. While a significant amount of compensation paid to our executive officers is performance-based, our compensation committee also believes it prudent to provide competitive base salaries and other benefits to attract and retain the management talent necessary to achieve our strategic long-term objectives.

Setting Executive Compensation

Based on the foregoing objectives, our compensation committee has structured our annual cash and long-term incentive executive compensation to motivate executives to achieve the business goals of our company and reward the executives for achieving such goals. The short-term and long-term goals of our company are established through discussions among our board of directors and senior management and are based on our mission statement to continue to be a leading global provider of advanced metering technologies and related metering communication systems and historical business trends. In addition, since we compete with many larger companies for top executive-level talent, our compensation committee generally sets compensation for the executive officers to reflect the current competitive environment. Variations occur as dictated by the experience level of the individual and market factors.

Our human resources department supports the compensation committee by analyzing and providing current Radford Executive Survey to the compensation committee, CEO and CFO. This survey contains relevant market data and alternatives to consider in making compensation decisions for executive officers. The survey presents comparative data of other companies with similar revenue levels and in a broad spectrum of industries. The most recent survey includes 699 companies in the United States, which covers 14,600 employees. Our compensation committee evaluates this material in determining appropriate levels of compensation for our executive officers.

Role of Executive Officers in Compensation Decisions

Our compensation committee makes all compensation decisions for the CEO and CFO. Decisions regarding the compensation of other executive officers are made by the CEO and CFO, subject to the approval of the compensation committee. Our compensation committee is also responsible for approving any employment agreement, severance or retirement arrangement, change-in-control agreement or provisions, and any special or supplemental benefits for the CEO, CFO and each executive officer.

The CEO and CFO, whose performance is reviewed by our compensation committee, annually review the performance of each executive officer. The conclusions reached and recommendations based on these reviews with respect to salary adjustments are presented to the compensation committee. Our compensation committee can exercise its discretion in modifying any recommended adjustments to executives.

2007 Executive Compensation Components

For fiscal 2007, the principal components of compensation for named executive officers were:

•	base salary;

•	performance-based incentive compensation;

•	long-term incentive compensation;

•	welfare and retirement benefits;

•	nonqualified deferred compensation;

•	severance compensation; and

•	perquisites and other personal benefits.

Base salary

We provide NEOs with base salary to compensate them for services rendered during the fiscal year. Base salary is designed to reflect individual duties, responsibilities, scope of control and accountability for each position. Base salary for NEOs is determined based on each executive’s position and responsibility by using market data and by evaluating the executive’s individual performance. For Mr. Harness, Mr. Mainz and Mr. Hernandez, a minimum level of salary is specified in their respective employment agreements, as discussed in greater detail below. See “—Employment Agreements.” Otherwise, our compensation committee is free to set salaries for named executive officers at any level it deems appropriate.

During its review of base salaries for executives, the compensation committee primarily considers current market survey data provided by our human resources department; internal reviews of the executive’s compensation, both individually and relative to other executive officers; and individual performance of the executive. Salary levels are typically considered annually as part of our performance review process, as well as upon promotion or other change in job responsibility. Merit-based salary increases for the CEO and CFO are based on our compensation committee’s assessment of the individual’s performance, while such increases for the other executive officers are dictated by the CEO and CFO, subject to the compensation committee’s approval, based on individual performance.

Base salary is a critical component of total compensation; it serves as the foundation for incentives, linking performance to pay. We believe a competitive base salary is important to attract and retain qualified executive officers.

Performance-based incentive compensation

We have adopted a management incentive plan that provides officers and directors with an incentive to achieve key business objectives. The management incentive plan allows our key officers to achieve performance-based compensation in addition to their annual base salary. Under our management incentive plan, each participating officer is eligible to receive a performance incentive for each incentive period based on a stated percentage of the officer’s base pay if our financial performance is equal to or greater than certain stated financial and other performance targets, as discussed in greater detail below. Our management incentive plan’s objectives are to provide:

•	an incentive system that encourages participants to achieve Sensus Metering Systems and business unit or region financially defined business objectives;

•	participants with an opportunity to earn incentive compensation based upon performance of the business in total and the business unit or region;

•	focused attention on the most important measures of business success; and

•	competitive compensation to attract and retain key employees.

The management incentive plan is a key component of our overall compensation package paid to executives. It signals our company’s objectives and performance expectations for an individual year and focuses executives on achieving current objectives, which are necessary to obtain longer-term goals. Our management incentive plan also establishes appropriate performance and annual incentive relationships and rewards participants for actual performance.

A management incentive plan year commences on the first day of a fiscal year and ends on the last day of the fiscal year. Participation in our management incentive plan is at the discretion of our compensation committee and is determined by level of management. The intent is that those who participate are management level employees, whose decisions and performance impact our company’s results. Our compensation committee is also responsible for addressing any questions or disputes concerning the management incentive plan rules, interpretation of the rules or any other issues pertaining to our management incentive plan.

The calculation of an individual’s actual incentive payment is based on his or her salary effective April 1 of each year. When a promotion occurs during a management incentive plan year, the two salary levels and incentive levels, if appropriate, are pro rated for complete months at the respective salary and incentive levels. Any alternative basis for calculation must be agreed on appointment and approved by our compensation committee depending on reporting level.

The incentives, if applicable, are paid in cash, normally in June, as soon as practical after the audited consolidated annual results of Parent have been announced. All payments are subject to the final approval of our compensation committee. The impact of any “windfall” (nonrecurring financial adjustments), either adverse or positive, is excluded from the calculations and the compensation committee’s decision as to “windfall” is final. The participant is liable for any personal tax due or other statutory payments due on any part of the incentive. Incentive payments are treated for pensionable purposes in line with our management incentive plan’s rules.

Target objectives are determined on a business unit basis via discussions with our board of directors and senior management and communicated to participants at the start of the management incentive plan year. In determining target objectives, our board of directors and senior management consider historical business trends and prevailing market conditions. The target objectives are adjusted for acquisitions or disposals as approved by our compensation committee, unless included in the budget.

If 90% of the target is achieved, a 10% threshold award payment is made. If the target objective is met, a full award payment is received. If the target objective is exceeded, additional award payments are granted. The maximum award payment is uncapped. Payments for performance between the threshold award payment and the full award payment are pro rated on a straight-line basis at a rate of 10% to 100%. Additional award payments for performance in excess of the target are pro rated at a rate equivalent to 150% for results at 110% of the target, 200% for results at 120% of the target and so on.

The performance measures and weightings are outlined in the tables below for headquarters participants and business unit and region participants. Headquarters participants are those not tied to any one specific business unit or region within the Sensus Group. Business unit and region participants are those with specific responsibilities within a business unit or region of the group for which performance can be specifically measured against specified objectives. EBITDA and cash flow are based on performance at the business unit and region level for those not measured on the headquarters plan. If a business unit or region fails to reach 90% of its EBITDA target, then plan participants from that business unit or region are ineligible for any incentive payments, even if the group’s target objectives are achieved.

Headquarters Objectives

MEASURE	WEIGHTING	THRESHOLD (10% Payment)	TARGET (100% Payment)	ABOVE TARGET (No Maximum)
Sensus Metering Systems EBITDA (1)	60%	90% of Target	Fiscal 2007 Target $111,006 (000s)	150% at 110% of Target 200% at 120% of Target
Sensus Metering Systems Cash Flow (2)	40%	90% of Target	Fiscal 2007 Target $80,058 (000s)	150% at 110% of Target 200% at 120% of Target

Business Objectives Totals	100%

(1)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, adjusted for restructuring expense and management fees.
(2)	Operating cash flow is defined as the cash flow from adjusted EBITDA adjusted for restructuring expense, net of capital expenditures and movements in trade working capital, other current assets, other payables and accruals (including restructuring accruals).

Business Unit or Region Objectives

MEASURE	WEIGHTING	THRESHOLD (10% Payment)	TARGET (100% Payment)	ABOVE TARGET (No Maximum)
Sensus Metering Systems EBITDA (1)	20%	90% of Target	Fiscal 2007 Target $111,006 (000s)	150% at 110% of Target 200% at 120% of Target
Sensus Metering Systems Cash Flow (2)	10%	90% of Target	Fiscal 2007 Target $80,058 (000s)	150% at 110% of Target 200% at 120% of Target

Business Unit or Region EBITDA (1)	40%	90% of Target	Fiscal 2007 Target (3)	150% at 110% of Target 200% at 120% of Target
Business Unit or Region Cash Flow (2)	30%	90% of Target	Fiscal 2007 Target (3)	150% at 110% of Target 200% at 120% of Target

Business Objectives Totals	100%

(1)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, adjusted for restructuring expense and management fees.
(2)	Operating cash flow is defined as the cash flow from adjusted EBITDA adjusted for restructuring expense, net of capital expenditures and movements in trade working capital, other current assets, other payables and accruals (including restructuring accruals).
(3)	Targets vary by business unit or region.

Business units for incentive purposes are defined as:

•	North American Water

•	North American Energy—Gas

•	North American Energy—Electric

•	Precision Die Casting

•	Smith-Blair

Regions for incentive purposes are defined as:

•	ESAAP—Europe, Central & South America, Africa & Asia Pacific (water & heat)

•	Asia Pacific (Gas only)

Long-term incentive compensation

Our ultimate parent company, Holdings, maintains a restricted share plan administered by our compensation committee that provides for the award of restricted common shares of Holdings to officers, directors and consultants of Sensus. The restricted share plan is designed to attract and retain qualified executive officers, emphasize long-term performance and focus participants on creating value for stakeholders. We view the restricted share plan, along with the other elements of our executive compensation program, as a reinforcement of our objective to link stakeholder interest to that of our executives.

Holdings common shares awarded under the restricted share plan are generally subject to restrictions on transfer, repurchase rights and other limitations as set forth in the management subscription and shareholders’ agreement. The restricted common shares are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant. In addition, the vesting of the restricted common shares may accelerate upon the occurrence of certain stated liquidity events. The maximum number of restricted common shares that are issuable under the restricted share plan is equal to approximately 5% of the total issued shares of Holdings outstanding, subject to adjustment for changes in the capital structure such as share dividends, share splits, mergers, amalgamations and reorganizations of Holdings.

The number of restricted common shares to be awarded is determined by our compensation committee or, in the case of an award to a director, the entire board of directors. Awards to executive officers are determined by the same process used to assess other elements of compensation. Namely, our compensation committee determines the number of shares awarded to the CEO and CFO, and the CEO and CFO determine the number of shares awarded to the other executive officers, subject to our compensation committee’s approval. In determining awards, the compensation committee, CEO and CFO take into consideration individual duties, responsibilities, scope of control and accountability for each position.

In March and December 2004, Mr. Harness, Mr. Mainz, Mr. Seneri, Mr. Neely and Mr. Hernandez were issued 200,000, 140,000, 100,000, 40,000 and 10,000 restricted Class B common shares of Holdings, respectively, pursuant to restricted share agreements. At the time of issuance, our board of directors determined that the fair market value of the restricted Class B common shares was equal to the par value thereof, or $.01 per share, due to the lack of a public market for Holdings’ common shares, their illiquidity and their subordinated position within the capital structure of Holdings. Each NEO paid $.01 per share for the restricted Class B common shares issued to him.

We account for share-based payments to employees in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. No compensation expense related to the Restricted Shares Plan was recognized for fiscal 2007, or any previously reported periods, as we concluded that the fair value of such shares was not material to Parent’s consolidated statement of operations.

Welfare and retirement benefits

All executive officers, including NEOs, are eligible for welfare benefits from our company including: medical, dental, vision, life insurance, accidental death and dismemberment, and short-term and long-term disability. Executives participate in these plans on the same basis and subject to the same costs, terms and conditions as other salaried employees at their assigned location.

Additionally, the Sensus Group sponsors certain defined benefit and defined contribution plans. Certain employees of the group, including Mr. Mainz and Mr. Hernandez, participated during fiscal 2007 in the Sensus German management pension program, which is a defined benefit pension plan. The group maintains this plan that resulted from the acquisition of Invensys Metering Systems. Mr. Mainz and Mr. Hernandez are eligible to participate in such plan under German law. Retirement benefits under the plan are computed on the basis of the employee’s final annual salary and incentive multiplied by a percentage based on years of service. Mr. Mainz and Mr. Hernandez participate in this plan on the same basis and subject to the same costs, terms and conditions as other employees in Germany.

Also, certain of our employees, including Mr. Harness, Mr. Mainz, Mr. Seneri and Mr. Neely, participated in our 401(k) plan during fiscal 2007. We contribute $0.50 for every $1.00 of employee contributions up to a maximum of 4% of the employees’ pensionable earnings. Further, in fiscal 2007, we contributed 4.2% of all eligible employees’ pensionable earnings for calendar year 2006 to their 401(k) account. Such contributions are made in lieu of the pension benefits provided prior to the acquisition of Invensys Metering Systems and approximate the amount of previous benefits received. Pensionable earnings consist of base salary, including overtime and performance-based incentive compensation. Mr. Harness, Mr. Mainz, Mr. Seneri and Mr. Neely participate in our 401(k) plan on the same basis and subject to the same costs, terms and conditions as other salaried employees in the United States.

Welfare and retirement benefit programs are in place to provide benefits that are competitive and in line with industry and geographical standards, which, along with the other components of our executive compensation program, allow us to attract and retain key executives.

Nonqualified deferred compensation

Pursuant to our obligations in Mr. Harness’s employment agreement, we have established a nonqualified supplemental retirement plan for the benefit of Mr. Harness, which we refer to as the “SERP.” The SERP was implemented to replace the supplemental retirement benefits that Mr. Harness received from his previous employer, Invensys Metering Systems, prior to its acquisition by us. The SERP is designed to provide competitive supplemental retirement benefits to Mr. Harness for the purpose of enabling us to attract and retain his services.

We determined that the value of the benefits received by Mr. Harness under the supplemental retirement plan of Invensys Metering Systems was approximately $40,000 per year. Therefore, we agreed to provide a benefit of $120,000 to Mr. Harness under the SERP during the initial three-year term of his employment agreement. To be entitled to receive those benefits, Mr. Harness was obligated to remain employed by us through December 31, 2006.

Mr. Harness’s benefits under the SERP will be distributed upon his death or retirement in accordance with the terms and conditions of the SERP, unless our company is acquired, merges or undergoes a change in control before that time. In such a case, all accrued benefits under the SERP will be distributed to Mr. Harness in a lump-sum payment within 60 days of the triggering event.

All costs of the SERP, including administrative, and taxes (other than income taxes payable on the receipt of benefits) are paid for by us. Our compensation committee is responsible for administering, enforcing and interpreting the SERP and determines any and all questions or claims arising in the administration and application of the SERP.

Severance compensation

Our salaried severance compensation policy, or severance policy, for our U.S. salaried employees establishes the basic requirements and guidelines concerning severance compensation in lieu of notice to salaried employees whose employment is terminated for reasons other than misconduct or poor work performance, except where different treatment is required by an employment contract. See “—Potential Payments Upon Termination or Change-in-Control.” The purpose of our severance policy is to provide terminated employees with compensation for a reasonable time during which they can seek other employment. Under our severance policy, eligible employees will receive one week’s salary for each year of service with a minimum of four weeks and a maximum of 26 weeks salary.

Severance compensation may be paid in a lump sum or periodically in accordance with the employee’s payroll period. If the latter is used, the balance of any severance compensation will be paid in a lump sum upon notification of the individual’s employment elsewhere. Any severance compensation shall be in addition to any unpaid accrued vacation to which the employee may be entitled at the time of separation. Certain insurance benefits such as medical, dental and vision coverage may also continue during the severance period, as long as subsidized employee premiums are paid. All other insurance benefits cease immediately upon termination.

No severance payments will be granted to any employee whose release results from voluntary resignation, from misconduct or from poor work performance (e.g., disciplinary discharge) or to any employee who has declined a comparable position offered in the Sensus Group. To qualify for severance payments, eligible employees who have been notified of their pending release must work up to the scheduled termination date if required to do so. Additionally, no severance will be paid for any period of time after an employee’s regular normal retirement date. Finally, when our company sells, divests or transfers an existing operation or subsidiary and the employee engaged in such operation or subsidiary is offered continued employment or employment with the new employer or owner, no severance compensation will be paid. Refusal of employment will be considered a voluntary resignation.

Our severance compensation benefit, along with the other elements of executive compensation, is designed to provide competitive executive compensation and to attract and retain qualified executive officers.

Perquisites and other personal benefits

We provide minimum perquisites to our executive officers that are otherwise not offered to other employees. Under the group’s North America executive employee company vehicle policy, each NEO receives a company-leased vehicle for both business and personal use. Our executive vehicle policy is in place to provide competitive benefits aimed at attracting and retaining qualified executive officers. This policy applies to all of the group’s North American locations. Eligibility under this policy requires one of the following job titles: a) corporate vice president or above, b) president of subsidiary, or c) other executives approved by the vice president of human resources. Eligible participants may chose a vehicle with a purchase price of no more than $35,000, other than the CEO who may chose a vehicle with a purchase price of no more than $50,000. With respect to those NEOs who have employment agreements, this benefit was determined through negotiations with Sensus and the executive on an arm’s length basis.

We also provide other personal benefits on a case-by-case basis, which are all specifically identified in “—All Other Compensation” below. We provide these perquisites and other personal benefits because in many cases they make the executive officers more efficient and effective and are, as a result, a benefit to our company and its stakeholders. These perquisites and other personal benefits, along with the other elements of our executive compensation, are designed to provide competitive executive compensation and to attract and retain qualified executives.

Employment Agreements

Daniel W. Harness

Effective as of December 17, 2003, Mr. Harness entered into an employment agreement with Sensus. The agreement has a three-year term and will be extended automatically for successive one-year periods thereafter unless either party delivers notice within specified notice periods. The employment agreement provides for an annual base salary of $400,000. Our compensation committee determines on an annual basis whether Mr. Harness’s base salary should be increased and, if so, the amount of such increase. For fiscal 2007, Mr. Harness’s base salary was $438,756. In addition, under the terms of the agreement, Mr. Harness is eligible to receive discretionary bonuses pursuant to our management incentive plan of 50% of his base salary. Mr. Harness’s incentive payment in fiscal 2007 was $224,004.

We are also obligated to provide Mr. Harness with a company-leased vehicle for business and personal use, and he is entitled to participate in our employee benefit plans, programs and arrangements currently in effect. In addition, Mr. Harness will be reimbursed for all reasonable travel, entertainment and other expenses incurred during performance of his duties in accordance with our expense reimbursement policy. We are also obligated to provide certain supplemental retirement benefits to Mr. Harness. See “—2007 Executive Compensation Components—Nonqualified deferred compensation” above and “—Nonqualified Deferred Compensation” below. Lastly, Mr. Harness is entitled to receive certain payments and benefits in the event of his termination and upon a change in control of our company pursuant to the terms of his employment agreement and restricted share agreement. See “—Potential Payments Upon Termination or Change-in-Control.”

Peter Mainz

Effective as of December 17, 2003, Mr. Mainz entered into an employment agreement with Sensus. The agreement has a three-year term and will be extended automatically for successive one-year periods thereafter unless either party delivers notice within specified notice periods. The employment agreement provides for an annual base salary of $275,000. Our compensation committee determines on an annual basis whether Mr. Mainz’s base salary should be increased and, if so, the amount of such increase. For fiscal 2007, Mr. Mainz’s base salary was $317,514. In addition, under the terms of the agreement, Mr. Mainz is eligible to receive discretionary bonuses pursuant to our management incentive plan of 35% of his base salary. Mr. Mainz’s incentive payment in fiscal 2007 was $150,000. With respect to the portion of Mr. Mainz’s compensation that was paid in euros, all dollar amounts provided above were determined based on the average exchange rate of euros to U.S. dollars for fiscal 2007, which was approximately €1.00/$1.28.

We are also obligated to provide Mr. Mainz with a company-leased vehicle for business and personal use, and he is entitled to participate in our employee benefit plans, programs and arrangements currently in effect. In addition, Mr. Mainz will be reimbursed for all reasonable travel, entertainment and other expenses incurred during performance of his duties in accordance with our expense reimbursement policy. We are also obligated to provide certain benefits to Mr. Mainz in relation to his status as an expatriate working in the United States, including economy-class airline tickets to visit Europe, taxation support and visa assistance, and Mr. Mainz is entitled to continue to participate in his German retirement and social security plans. See “—2007 Executive Compensation Components—Welfare and retirement benefits” above and “—Pension Benefits” below. Lastly, Mr. Mainz is entitled to receive certain payments and benefits in the event of his termination and upon a change in control of our company pursuant to the terms of his employment agreement and restricted share agreement. See “—Potential Payments Upon Termination or Change-in-Control.”

José Hernandez

Effective as of December 1, 2004, Mr. Hernandez entered into an employment agreement with IMS Holdings GmbH, a subsidiary of Parent. The agreement may be terminated by either party on June 30 or December 31 each year by providing nine months’ prior notice. The employment agreement provides for an annual base salary of $236,800, subject to annual increases in our compensation committee’s discretion. For fiscal 2007, Mr. Hernandez’s base salary was $310,404. In addition, under the terms of the agreement, Mr. Hernandez is eligible to receive discretionary bonuses pursuant to our management incentive plan of 30% of his base salary. Mr. Hernandez’s incentive payment in fiscal 2007 was $87,290. All dollar amounts provided above were determined based on the average exchange rate of euros to U.S. dollars for fiscal 2007, which was approximately €1.00/$1.28.

IMS Holdings GmbH is also obligated to provide Mr. Hernandez with a company-leased vehicle for business and personal use, and he is entitled to participate in all employee fringe benefit plans offered to our management level employees in Germany. In addition, Mr. Hernandez will be reimbursed for all reasonable travel, entertainment and other expenses incurred during performance of his duties in accordance with our expense reimbursement policy. IMS Holdings GmbH is also obligated to provide certain pension benefits to Mr. Hernandez. See “—2007 Executive Compensation Components—Welfare and retirement benefits” above and “—Pension Benefits” below. Lastly, Mr. Hernandez is entitled to receive certain payments and benefits in the event of his death or disability pursuant to the terms of his employment agreement and upon a change in control of our company pursuant to the terms of his restricted share agreement. See “—Potential Payments Upon Termination or Change-in-Control.”

Summary Compensation Table

The following table provides information regarding the compensation of our CEO, CFO and our other NEOs, who were serving as such during and at the end of fiscal 2007. All dollar amounts are rounded to the nearest dollar.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($) (1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (2)	Total ($)
Daniel W. Harness Chief Executive Officer& President	2007	438,756	224,004	—	45,807	708,567

Peter Mainz (3),(4) Executive Vice President, Operations & Chief Financial Officer	2007	317,514	150,000	46,358	27,567	541,439

Barry W. Seneri (5) Executive Vice President, Global Gas & North America Shared Service	2007	248,316	120,039	—	309,772	678,127

R. Douglas Neely Executive Vice President, North American Water	2007	234,078	69,217	—	22,801	326,096

José Hernandez (3),(4) Vice President, Water & Heat Metering Systems, Europe, South America & Asia Pacific	2007	310,404	87,290	110,684	63,926	572,304

(1)	Awards granted in April of fiscal 2006 and paid in June of fiscal 2007.
(2)	See “—All Other Compensation” below for full details.
(3)	The average exchange rate for the conversion of amounts denominated in euros to U.S. dollars was approximately €1.00/$1.28 for fiscal 2007.
(4)	The change in pension value for each of Mr. Mainz and Mr. Hernandez is based on pension values at March 31, 2006 of $224,036 and $47,727, respectively, and the amounts disclosed in “—Pension Benefits” below.
(5)	On March 9, 2007, we announced the departure of Mr. Seneri effective March 31, 2007. As such, Mr. Seneri is ineligible to participate in our management incentive plan for fiscal 2007.

All Other Compensation

The following table identifies all other compensation included in “—Summary Compensation Table” and consists of perquisites and other personal benefits afforded the NEOs. All dollar amounts are rounded to the nearest dollar.

Name	Year	Company- Leased Vehicle ($)	Tax Preparation Fee/Tax Reimburse- ment ($)	Relocation ($)	Rent ($)	Company Match Contributions to 401(k) Plans ($)	Company 4.2% Contributions to 401(k) Plans ($)	Pensionable Earnings in Excess of IRS Limit ($) (5)	Severance Accruals ($)	Total ($)
Daniel W. Harness	2007	11,076	—	—	—	6493	9,240	18,998	—	45,807
Peter Mainz (1)	2007	4,400	6,500	—	—	7,427	9,240	—	—	27,567
Barry W. Seneri (2)	2007	6,471	—	50,180	—	7,638	9,240	6,353	229,890	309,772
R. Douglas Neely	2007	3,454	—	—	—	6,732	9,240	3,375	—	22,801
José Hernandez (1),(3),(4)	2007	15,286	33,280	—	15,360	—	—	—	—	63,926

(1)	The average exchange rate for the conversion of amounts denominated in euros to U.S. dollars was approximately €1.00/$1.28 for fiscal 2007.
(2)

On March 9, 2007, we announced the departure of Mr. Seneri effective March 31, 2007. On April 2, 2007, we finalized the terms and conditions of Mr. Seneri’s severance arrangement. Mr. Seneri’s severance arrangement consisted of: a) ten months of severance compensation, totaling $208,340; b) use of a company-leased vehicle throughout the ten-month severance period, totaling $5,833; c) premiums for medical, dental and vision insurance benefits throughout the ten-month severance period, totaling $7,363; d) professional out placement services, totaling $5,000; and e) ownership of a laptop computer with an estimated value of $3,354.

(3)	Prior to being promoted to Vice President, Water & Heat Metering Systems, Europe, South America & Asia Pacific, on November 1, 2005, Mr. Hernandez was Vice President for Central & South America. Despite maintaining a residence in Germany, Mr. Hernandez was exempt from paying income taxes in Germany since he resided in Chile for more than half the year, and his job duties were not associated with Germany. Due to the Chilean tax laws, Mr. Hernandez also paid a minimal amount of Chilean taxes. As a result of his change in responsibilities, thus qualifying him as a full tax resident of Germany, Mr. Hernandez’s net income will be reduced. Therefore, we agreed to a one-time transitional income adjustment to compensate Mr. Hernandez for his loss of net income.
(4)	Due to Mr. Hernandez’s full-time relocation to Germany, lease payments for an apartment in Chile made on his behalf by our company ceased as of December 31, 2006.
(5)	For purposes of calculating the 4.2% contribution made to individual 401(k) accounts, the Internal Revenue Service requires a limit to compensation of $220,000 for calendar year 2006. Our company paid the remainder of the 4.2% of pensionable earnings as additional compensation to all employees affected by the Internal Revenue Service limit.

Grants of Plan-Based Awards

The following table identifies potential earnings of the NEOs under our management incentive plan for awards granted in fiscal 2006 and paid by Sensus in fiscal 2007. See “—2007 Executive Compensation Components—Performance-based incentive compensation.” The calculated amount pursuant to the management incentive plan for adjusted EBITDA and operating cash flow for fiscal 2006 was $99,273,000 and $78,291,000, respectively. Therefore, Mr. Harness, who is a headquarters employee, received an award payment equal to 112% of the target bonuses. Mr. Mainz, who is also a headquarters employee, received a payment of $150,000, which exceeded 112% of the target but was approved by our compensation committee in recognition of his outstanding performance during the fiscal year. Mr. Seneri, Mr. Neely and Mr. Hernandez, who are business unit and/or regional employees, received award payments equal to 141%, 112% and 76% of the target bonus, respectively. All dollar amounts are rounded to the nearest dollar.

Name	Grant Date (1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
		Threshold ($)	Target ($) (1)	Maximum ($) (2)
Daniel W. Harness	April 1, 2005	20,000	200,004	—
Peter Mainz	April 1, 2005	9,625	96,250	—
Barry W. Seneri (3)	April 1, 2005	8,513	85,134	—
R. Douglas Neely	April 1, 2005	6,180	61,801	—
José Hernandez	April 1, 2005	7,567	75,672	—

(1)	Awards granted in April of fiscal 2006 and paid in June of fiscal 2007.
(2)	The maximum award is uncapped. Additional award payments for performance in excess of the target are pro rated at a rate equivalent to 150% for results at 110% of the target, 200% for results at 120% of the target and so on.
(3)	On March 9, 2007, we announced the departure of Mr. Seneri effective March 31, 2007.

Outstanding Equity Awards at Fiscal Year-End

In March and December 2004, Mr. Harness, Mr. Mainz, Mr. Seneri, Mr. Neely and Mr. Hernandez were issued 200,000, 140,000, 100,000, 40,000 and 10,000 restricted Class B common shares of Holdings, respectively, under the restricted share plan. See “—2007 Executive Compensation Components—Long-term incentive compensation.” The restricted Class B common shares are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant. The following table provides information regarding the unvested portions of these grants as of March 31, 2007.

Name	Stock Awards
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)
Daniel W. Harness	80,000	800
Peter Mainz	56,000	560
Barry W. Seneri (2)	40,000	400
R. Douglas Neely	16,000	160
José Hernandez	4,000	40

(1)	We estimate that the fair market value of Holdings’ Class B common stock is equal to the par value thereof, or $.01 per share, due to the lack of a public market for Holdings’ common shares, their illiquidity and their subordinated position within the capital structure of Holdings.
(2)	On March 9, 2007, we announced the departure of Mr. Seneri effective March 31, 2007. Pursuant to his severance arrangement, Mr. Seneri will maintain ownership of the 60,000 Class B common shares of Holdings that vested prior to his departure and, assuming Mr. Seneri does not accept employment with a competitor of our company, an additional 20,000 Class B common shares will vest in December 2007 and the remaining 20,000 Class B common shares will vest in December 2008. The 40,000 Class B common shares that are currently restricted would also vest upon the sale or change in control of our company.

Option Exercises and Stock Vested

In March and December 2004, Mr. Harness, Mr. Mainz, Mr. Seneri, Mr. Neely and Mr. Hernandez were issued 200,000, 140,000, 100,000, 40,000 and 10,000 restricted Class B common shares of Holdings, respectively, under the restricted share plan. See “—2007 Executive Compensation Components—Long-term incentive compensation.” The restricted Class B common shares are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant. The following table provides information regarding the portions of these grants that vested during fiscal 2007.

Name	Stock Awards
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Daniel W. Harness	40,000	400
Peter Mainz	28,000	280
Barry W. Seneri (2)	20,000	200
R. Douglas Neely	8,000	80
José Hernandez	2,000	20

(1)	We estimate that the fair market value of Holdings’ Class B common stock is equal to the par value thereof, or $.01 per share, due to the lack of a public market for Holdings’ common shares, their illiquidity and their subordinated position within the capital structure of Holdings.
(2)	On March 9, 2007, we announced the departure of Mr. Seneri effective March 31, 2007.

Pension Benefits

The following table discloses the years of credited service and the actuarial present value of the accrued benefits during fiscal 2007 to Mr. Mainz and Mr. Hernandez under the Sensus German management pension program. See “—2007 Executive Compensation Components—Welfare and retirement benefits.” No other NEOs are entitled to receive pension benefits from our company. On March 31, 2007, the exchange rate for the conversion of amounts denominated in euros to U.S. dollars was approximately €1.00/$1.34. All dollar amounts are rounded to the nearest dollar.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
Peter Mainz	Sensus German Management Pension Program	8	270,393
José Hernandez (1)	Sensus German Management Pension Program	5	167,124

(1)	Mr. Hernandez’s years of credited service was bridged to reflect his correct years of services in the current fiscal year.

Nonqualified Deferred Compensation

The following table represents the aggregate balance of supplemental retirement benefits provided to Mr. Harness under the SERP as of March 31, 2007. See “—2007 Executive Compensation Components—Nonqualified deferred compensation.” No other NEOs are entitled to receive nonqualified deferred compensation from our company.

Name	Aggregate Balance at Last Fiscal Year-End ($)
Daniel W. Harness	120,000

Potential Payments Upon Termination or Change-in-Control

The following is a discussion of the potential payments and benefits required for each named executive officer in the event of termination and upon a change in control of our company.

Daniel W. Harness

Mr. Harness’s employment agreement with our company provides that, upon termination of employment, Mr. Harness will be entitled to receive the sum of his unpaid accrued base salary through the date of termination, any unpaid travel expenses, any unpaid accrued vacation and any amount arising from his participation in, or benefits under, any of our employee benefits plans, programs or arrangements. In addition, upon termination of employment by mutual agreement, due to Mr. Harness’s death or disability or by Mr. Harness for good reason, Mr. Harness will be entitled to an amount equal to his annual base salary for 12 months; provided that if the termination occurs after a change in control of our company, Mr. Harness will be entitled to an amount equal to his stated annual base salary for 24 months. Upon termination of employment by Sensus without cause, including the non-renewal of the term by Sensus, Mr. Harness will be entitled to an amount equal to his stated annual base salary for 12 months or for the duration of the term, whichever is longer; provided that if the termination occurs after a change in control of our company, Mr. Harness will be entitled to an amount equal to his stated annual base salary for 24 months or for the duration of the term, whichever is longer. Upon termination of employment by Sensus for cause or material breach or by Mr. Harness without good reason, including the non-renewal of the term by Mr. Harness or Sensus, no additional amounts will be owed by us to Mr. Harness under his employment agreement.

During the severance period, Mr. Harness will also be entitled to continued coverage under all of our group health benefit plans in which he and any of his dependents were entitled to participate immediately prior to termination. In addition, any restricted shares owned by Mr. Harness pursuant to the restricted share plan maintained by Holdings will vest upon the sale of all capital stock, or all or substantially all of the assets, of Holdings. As of March 31, 2007, Mr. Harness held 80,000 restricted Class B common shares of Holdings that were awarded under the restricted share plan. We estimate that the fair market value of Holdings’ Class B common stock is equal to the par value thereof, or $.01 per share, due to the lack of a public market for Holdings’ common shares, their illiquidity and their subordinated position within the capital structure of Holdings. See “—2007 Executive Compensation Components—Long-term incentive compensation” and “—Outstanding Equity Awards at Fiscal Year-End.”

Lastly, Mr. Harness’s benefits under the SERP will be distributed upon his death or retirement in accordance with the terms and conditions of the SERP, unless our company is acquired, merges or undergoes a change in control before that time. In such a case, all accrued benefits under the SERP will be distributed to Mr. Harness in a lump-sum payment within 60 days of the triggering event. As of March 31, 2007, the aggregate balance of supplemental retirement benefits provided to Mr. Harness under the SERP was $120,000. See “—2007 Executive Compensation Components—Nonqualified deferred compensation” and “—Nonqualified Deferred Compensation.”

The following table quantifies amounts that would have been payable to Mr. Harness in the event of termination and upon a change in control of our company, assuming the event occurred on March 31, 2007 and that we were not entitled to offset any such payments to Mr. Harness against any base and bonus compensation earned by Mr. Harness through alternate employment. All dollar amounts are rounded to the nearest dollar.

Termination Event	Payment ($) (1)
Mutual Agreement, Death/Disability, by Executive for Good Reason or by Sensus Without Cause	445,000
Mutual Agreement, Death/Disability, by Executive for Good Reason or by Sensus Without Cause after a Change in Control	890,000
By Sensus for Cause/Material Breach or by the Executive Without Good Reason	—

(1)	For other payments and benefits to be received by Mr. Harness upon a change in control of our company and in the event of his retirement or death, see “—Outstanding Equity Awards at Fiscal Year-End” and “—Nonqualified Deferred Compensation.”

Mr. Harness is subject to certain restrictive covenants in his employment agreement and restricted share agreement. These include obligations not to compete with us and not to solicit our employees, customers or others that have business relationships with our company for two years following termination of his employment; an undertaking to maintain the secrecy of our confidential and proprietary information; and a commitment not to make any false, defamatory or disparaging statements about our company or its affiliates.

Peter Mainz

Mr. Mainz’s employment agreement with our company provides that, upon termination of employment, Mr. Mainz will be entitled to receive the sum of his unpaid accrued base salary through the date of termination, any unpaid travel expenses, any unpaid accrued vacation and any amount arising from his participation in, or benefits under, any of our employee benefits plans, programs or arrangements. In addition, upon termination of employment by mutual agreement, due to Mr. Mainz’s death or disability or by Mr. Mainz for good reason, Mr. Mainz will be entitled to an amount equal to his annual base salary for 12 months; provided that if the termination occurs after a change in control of our company, Mr. Mainz will be entitled to an amount equal to his stated annual base salary for 24 months. Upon termination of employment by Sensus without cause, including the non-renewal of the term by Sensus, Mr. Mainz will be entitled to an amount equal to his stated annual base salary for 12 months or for the duration of the term, whichever is longer; provided that if the termination occurs after a change in control of our company, Mr. Mainz will be entitled to an amount equal to his stated annual base salary for 24 months or for the duration of the term, whichever is longer. Further, if Mr. Mainz decides to return to Germany following a termination of his employment by mutual agreement, due to Mr. Mainz’s disability, by Mr. Mainz for good reason or by Sensus without cause, including the non-renewal of the term by Sensus, we will be obligated to pay or reimburse Mr. Mainz for certain costs reasonably incurred by him relating to his repatriation to Europe, including lease breakage costs and moving expenses, in an amount up to $40,000, which we refer to as the “repatriation expenses.” Upon termination of employment by Sensus for cause or material breach or by Mr. Mainz without good reason, including the non-renewal of the term by Mr. Mainz or Sensus, no additional amounts will be owed by us to Mr. Mainz under his employment agreement.

During the severance period, Mr. Mainz will also be entitled to continued coverage under all of our group health benefit plans in which he and any of his dependents were entitled to participate immediately prior to termination. In addition, any restricted shares owned by Mr. Mainz pursuant to the restricted share plan maintained by Holdings will vest upon the sale of all capital stock, or all or substantially all of the assets, of Holdings. As of March 31, 2007, Mr. Mainz held 56,000 restricted Class B common shares of Holdings that were awarded under the restricted share plan. We estimate that the fair market value of Holdings’ Class B common stock is equal to the par value thereof, or $.01 per share, due to the lack of a public market for Holdings’ common shares, their illiquidity and their subordinated position within the capital structure of Holdings. See “—2007 Executive Compensation Components—Long-term incentive compensation” and “—Outstanding Equity Awards at Fiscal Year-End.”

Lastly, upon retirement, Mr. Mainz will be entitled to his accrued pension benefit pursuant to eligibility under German law. At March 31, 2007, the actuarial present value of Mr. Mainz’s accrued benefit was $270,393 using an exchange rate for the conversion of euros to U.S. dollars of €1.00/$1.34. See “—2007 Executive Compensation Components—Welfare and retirement benefits” and “—Pension Benefits.”

The following table quantifies amounts that would have been payable to Mr. Mainz in the event of termination and upon a change in control of our company, assuming the event occurred on March 31, 2007; that Mr. Mainz returned to Europe following the termination of his employment and the repatriation expenses equaled $40,000; and that we were not entitled to offset any such payments to Mr. Mainz against any base and bonus compensation earned by Mr. Mainz through alternate employment. All dollar amounts are rounded to the nearest dollar and, where applicable, have been converted from euros to U.S. dollars using an average exchange rate of €1.00/$1.28.

Termination Event	Payment ($) (1)
Mutual Agreement, Death/Disability or by Executive for Good Reason	365,000	(2)
Mutual Agreement, Death/Disability or by Executive for Good Reason after a Change in Control	690,000	(2)
By Sensus Without Cause	325,000
By Sensus Without Cause after a Change in Control	650,000
By Sensus for Cause/Material Breach or by the Executive Without Good Reason	—

(1)	For other payments and benefits to be received by Mr. Mainz upon a change in control of our company and in the event of his retirement, see “—Outstanding Equity Awards at Fiscal Year-End” and “—Pension Benefits.”
(2)	An amount of $40,000 has been added to this payment with respect the repatriation expenses. We will not owe this amount in the event Mr. Mainz’s employment is terminated due to his death.

Mr. Mainz is subject to certain restrictive covenants in his employment agreement and restricted share agreement. These include obligations not to compete with us and not to solicit our employees, customers or others that have business relationships with our company for two years following termination of his employment; an undertaking to maintain the secrecy of our confidential and proprietary information; and a commitment not to make any false, defamatory or disparaging statements about our company or its affiliates.

Barry W. Seneri

On March 9, 2007, we announced the departure of Mr. Seneri effective March 31, 2007. On April 2, 2007, we finalized the terms and conditions of Mr. Seneri’s severance arrangement. Mr. Seneri’s severance arrangement consisted of: a) ten months of severance compensation, totaling $208,340; b) use of a company-leased vehicle throughout the ten-month severance period, totaling $5,833; c) premiums for medical, dental and vision insurance benefits throughout the ten-month severance period, totaling $7,363; d) professional out placement services, totaling $5,000; and e) ownership of a laptop computer with an estimated value of $3,354. These amounts will be paid over the severance period of ten months.

In addition, pursuant to his severance arrangement, Mr. Seneri will maintain ownership of the 60,000 Class B common shares of Holdings that vested prior to his departure under the restricted share plan maintained by Holdings and, assuming Mr. Seneri does not accept employment with a competitor of our company, an additional 20,000 Class B common shares will vest in December 2007 and the remaining 20,000 Class B common shares will vest in December 2008. The 40,000 Class B common shares that are currently restricted would also vest upon the sale or change in control of Holdings. We estimate that the fair market value of Holdings’ Class B common stock is equal to the par value thereof, or $.01 per share, due to the lack of a public market for Holdings’ common shares, their illiquidity and their subordinated position within the capital structure of Holdings. See “—2007 Executive Compensation Components—Long-term incentive compensation” and “—Outstanding Equity Awards at Fiscal Year-End.”

Mr. Seneri is subject to certain restrictions in his severance agreement, including covenants not to sue our company for pre-existing claims; not to make any defamatory or disparaging statements about our company or its management, employees or practices; and not to disclose our confidential and proprietary information. In addition, Mr. Seneri is subject to certain restrictive covenants under the terms of the restricted share agreement while he maintains ownership of his restricted shares. These include obligations not to compete with us and not to solicit our employees, customers or others that have business relationships with our company; an undertaking to maintain the secrecy of our confidential and proprietary information; and a commitment not to make any false, defamatory or disparaging statements about our company or its affiliates.

R. Douglas Neely

Mr. Neely does not have a written employment agreement with our company. If Mr. Neely’s employment with Sensus was terminated in circumstances covered by our severance policy, he would be entitled to 26 weeks of base salary payments, which is the standard severance package under the severance policy, based on his time of service, available to all of our salaried employees. See “—2007 Executive Compensation Components—Severance compensation.” Mr. Neely’s annual base salary for fiscal 2007 was $234,078. Therefore, in the event his employment with Sensus was terminated in circumstances covered by our severance policy as of March 31, 2007, Mr. Neely would have been entitled to severance compensation in the amount of $117,039 under the severance policy. In addition, certain insurance benefits such as medical, dental and vision coverage may continue during the severance period, as long as subsidized employee premiums are paid by Mr. Neely. The insurance premiums paid by us over the severance period would approximate $6,614.

Lastly, any restricted shares owned by Mr. Neely pursuant to the restricted share plan maintained by Holdings will vest upon the sale of all capital stock, or all or substantially all of the assets, of Holdings. As of March 31, 2007, Mr. Neely held 16,000 restricted Class B common shares of Holdings that were awarded under the restricted share plan. We estimate that the fair market value of Holdings’ Class B common stock is equal to the par value thereof, or $.01 per share, due to the lack of a public market for Holdings’ common shares, their illiquidity and their subordinated position within the capital structure of Holdings. See “—2007 Executive Compensation Components—Long-term incentive compensation” and “—Outstanding Equity Awards at Fiscal Year-End.”

Mr. Neely is subject to certain restrictive covenants pursuant to his restricted share agreement. These include an obligation not to compete with us for two years following termination of his employment; an undertaking not to solicit our employees, customers or others that have business relationships with our company; a commitment to maintain the secrecy of our confidential and proprietary information; and a covenant not to make any false, defamatory or disparaging statements about our company or its affiliates.

José Hernandez

Mr. Hernandez’s employment agreement with IMS Holdings GmbH, a subsidiary of Parent, provides that, upon his termination due to an inability to work because of illness, Mr. Hernandez will receive his full compensation for a period of six weeks. For a period of 72 weeks thereafter, Mr. Hernandez is entitled to receive 90% of his net salary less any amounts received pursuant to the insurance policy described below. In the event of Mr. Hernandez’s death, IMS Holdings GmbH is obligated to pay Mr. Hernandez’s salary for the remainder of the month and for four further months to his widow. In addition, Mr. Hernandez is the beneficiary of certain accidental death and disability insurance policies maintained by IMS Holdings GmbH under the terms of his employment agreement. These policies provide coverages in the amounts of $92,160 for accidental death and $184,320 for disability, based on the average exchange rate of euros to U.S. dollars for fiscal 2007, which was approximately €1.00/$1.28.

Further, any restricted shares owned by Mr. Hernandez pursuant to the restricted share plan maintained by Holdings will vest upon the sale of all capital stock, or all or substantially all of the assets, of Holdings. As of March 31, 2007, Mr. Hernandez held 4,000 restricted Class B common shares of Holdings that were awarded under the restricted share plan. We estimate that the fair market value of Holdings’ Class B common stock is equal to the par value thereof, or $.01 per share, due to the lack of a public market for Holdings’ common shares, their illiquidity and their subordinated position within the capital structure of Holdings. See “—2007 Executive Compensation Components—Long-term incentive compensation” and “—Outstanding Equity Awards at Fiscal Year-End.”

Lastly, upon retirement, Mr. Hernandez will be entitled to his accrued pension benefit pursuant to eligibility under German law. At March 31, 2007, the actuarial present value of Mr. Hernandez’s accrued benefit was $167,124 using an exchange rate for the conversion of euros to U.S. dollars of €1.00/$1.34. See “—2007 Executive Compensation Components—Welfare and retirement benefits” and “—Pension Benefits.”

The following table quantifies amounts that would have been payable to Mr. Hernandez upon his termination, assuming the event occurred on March 31, 2007 and that Mr. Hernandez received the entire benefit of the insurance policies discussed above. All dollar amounts are rounded to the nearest dollar and, where applicable, have been converted from euros to U.S. dollars using an average exchange rate of €1.00/$1.28.

Termination Event	Payment ($) (1)
Illness/Disability	422,627
Accidental Death/Death	195,628

(1)	For other payments and benefits to be received by Mr. Hernandez upon change in control of our company and in the event of his retirement, see “—Outstanding Equity Awards at Fiscal Year-End” and “—Pension Benefits.”

Mr. Hernandez is subject to certain restrictive covenants in his employment agreement and restricted share agreement. These include an obligation not to compete with us for two years following termination of his employment; an undertaking not to solicit our employees, customers or others that have business relationships with our company; a commitment to maintain the secrecy of our confidential and proprietary information; and a covenant not to make any false, defamatory or disparaging statements about our company or its affiliates.

Director Compensation

To the extent that directors are employed either by the Sensus Group, The Jordan Company, L.P. or GS Capital Partners or their respective affiliates, or otherwise serve as paid consultants to the Sensus Group, they will not be separately compensated for their service as directors. Directors who are not employed by the Sensus Group, The Jordan Company, L.P. or GS Capital Partners or their respective affiliates, and who do not otherwise serve as paid consultants to the Sensus Group, which we refer to as the “outside directors,” receive compensation for their services. Each outside director receives a fee of $7,500 per board meeting attended. The following table summarizes the director compensation for fiscal 2007 for our outside directors.

Name	Fees Earned or Paid in Cash ($)	Total ($)
J. Jack Watson	30,000	30,000
Bryan Kelln	30,000	30,000
H. Russel Lemcke	30,000	30,000

Compensation Committee Interlocks and Insider Participation

Our compensation committee consists of Thomas H. Quinn, Jonathan F. Boucher, Gerald J. Cardinale and H. Russel Lemcke. Mr. Boucher serves as an unpaid, nominal Vice President of our company and as President of Sensus Metering Systems IP Holdings, Inc. In addition, Messrs. Boucher and Quinn are Members and Managing Principals of The Jordan Company, L.P. and Mr. Cardinale is a Managing Director of the Principal Investment Area of Goldman, Sachs & Co.

The Jordan Company, L.P. provides certain advisory and consulting services to the Sensus Group pursuant to a management services agreement. For fiscal 2007, 2006 and 2005, fees paid to The Jordan Company, L.P. under this agreement were $2.6 million, $2.3 million and $2.1 million, respectively. One third of these fees were paid to GS Capital Partners, which is an affiliate of Goldman, Sachs & Co. The Jordan Company, L.P. and/or its affiliates also received a one-time transaction fee from the group of $13.0 million upon consummation of the acquisition of Invensys Metering Systems, approximately $2.7 million of which was paid to Goldman, Sachs & Co. and/or its affiliates, and a fee of $1.5 million to The Jordan Company, L.P. for advisory and consulting services related to the acquisition of AMDS. In addition, Jordan Industries, Inc., a subsidiary of The Jordan Company, L.P., performs certain administrative services for the Sensus Group. The group incurred expenses of $0.2 million, $0.2 million and $0.1 million with respect to these services in fiscal 2007, 2006 and 2005, respectively. Lastly, during fiscal 2007, the Sensus Group paid to Goldman, Sachs & Co. an arrangement fee of $0.2 million in connection with its second amendment to the credit agreement on May 12, 2006. Additionally, during fiscal 2005, the group paid an arrangement fee of $0.2 million to Goldman, Sachs & Co. in connection with its first amendment to the credit agreement on October 14, 2004. See “Certain Relationships and Related Transactions, and Director Independence.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of the issued and outstanding voting equity interests of Sensus are owned by Parent. Parent is in turn owned entirely by Holdings, our ultimate parent. The following table sets forth certain information with respect to the beneficial ownership of the Class A common shares, the Class B common shares and the Series B convertible preferred shares of Holdings as of June 30, 2007 by a) each person or group known to us who beneficially owns more than five percent of each such class of voting equity interests of Holdings, b) each of our directors and named executive officers (as of March 31, 2007) and c) all of our directors and executive officers as a group:

Name of Beneficial Owner	Class A Common Shares			Class B Common Shares		Series B Convertible Preferred Shares
	Number of Shares Beneficially Owned		% of Class	Number of Shares Beneficially Owned	% of Class	Number of Shares Beneficially Owned		% of Class
The Resolute Fund L.P. (1)	26,344,666.60		65.9%	—	—	27,106		49.3%
Jonathan F. Boucher (1)	—		—	—	—	—		—
John W. Jordan II (1)	—		—	—	—	—		—
David W. Zalaznick (1)	—		—	—	—	—		—
Thomas H. Quinn (1)	—		—	—	—	—		—
The Goldman Sachs Group Inc. (2)	13,172,333.40	(3)	33.0%	—	—	27,106	(4)	49.3%
Gerald J. Cardinale (2),(3),(4)	—		—	—	—	—		—
Nicole V. Agnew (2)	—		—	—	—	—		—
Daniel W. Harness (5)	45,000		*	200,000	19.3%	90		*
Peter Mainz (5)	25,000		*	140,000	13.5%	50		*
Barry W. Seneri (5),(6)	30,000		*	100,000	9.6%	75		*
R. Douglas Neely (5)	10,000		*	40,000	3.9%	20		*
José Hernandez (5)	—		—	10,000	1.0%	—		—
Bryan Kelln (7)	30,000		*	45,000	4.3%	50		*
J. Jack Watson (8)	50,000		*	30,000	2.9%	70		*
H. Russel Lemcke (9)	50,000		*	30,000	2.9%	100		*
All Executive Officers and Directors as a Group	250,000		*	635,000	61.2%	469		*

*	Indicates less than 1%.
(1)	Certain affiliated funds of The Resolute Fund are managed by The Jordan Company, L.P. The Jordan Company, L.P. exercises investment discretion and control over the shares held by The Resolute Fund. Certain of our directors are also members of management of The Jordan Company, L.P. Each of Messrs. Boucher, Jordan, Zalaznick and Quinn may be deemed to share voting and investment power over the shares owned by The Resolute Fund as a result of their position with The Jordan Company, L.P. Each such individual disclaims beneficial ownership of the shares owned by The Resolute Fund. The address for The Jordan Company, L.P. and Messrs. Boucher, Jordan and Zalaznick is 767 Fifth Avenue, 48th Floor, New York, New York 10153. The address for Messr. Quinn is Arbor Lake Center, Suite 5500, 1751 Lake-Cook Road, Deerfield, Illinois 60015.
(2)	The address for this beneficial owner is 85 Broad Street, 10th Floor, New York, New York 10004.
(3)

Represents 13,172,333.40 shares of Class A common stock owned by investment partnerships, of which affiliates of The Goldman Sachs Group, Inc., or GS Group, and Goldman, Sachs & Co., or GS & Co., a direct and indirect wholly owned subsidiary of GS Group, are the general partner or managing general partner. The investment partnerships and their respective beneficial ownership of shares of Class A common stock are: (a) GS Capital Partners 2000, L.P. (7,057,380.56 shares); (b) GS Capital Partners 2000 Offshore,

L.P. (2,564,379.74 shares); (c) GS Capital Partners 2000 GmbH & Co. Beteiligungs KG (294,982.25 shares); (d) GS Capital Partners 2000 Employee Fund, L.P. (2,242,334.43 shares); and (e) Goldman Sachs Direct Investment Fund 2000, L.P. (1,013,256.42 shares). GS & Co. is the investment manager of certain of the investment partnerships. Each of GS Group and GS & Co. disclaims beneficial ownership of the shares of Class A common stock owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. Mr. Cardinale is a Managing Director of the Principal Investment Area of GS & Co. GS & Co. is an affiliate of GS Capital Partners 2000, L.P. Mr. Cardinale may be deemed to share voting and investment power over the shares owned by GS Capital Partners 2000, L.P. and its affiliates and therefore to beneficially own such shares. Mr. Cardinale disclaims beneficial ownership of the shares owned by GS Capital Partners 2000, L.P. and its affiliates, except to the extent, if any, of his pecuniary interest in those shares.

(4)	Represents 27,106 shares of Series B convertible preferred, of which affiliates of GS Group and GS & Co., a direct and indirect wholly owned subsidiary of GS Group, are the general partner or managing general partner. The investment partnerships and their respective beneficial ownership of Series B convertible preferred shares are: (a) GS Capital Partners 2000, L.P. (14,523 shares); (b) GS Capital Partners 2000 Offshore, L.P. (5,277 shares); (c) GS Capital Partners 2000 GmbH & Co. Beteiligungs KG (607 shares); (d) GS Capital Partners 2000 Employee Fund, L.P. (4,614 shares); and (e) Goldman Sachs Direct Investment Fund 2000, L.P. (2,085 shares). GS & Co. is the investment manager of certain of the investment partnerships. Each of GS Group and GS & Co. disclaims beneficial ownership of the shares of Series B convertible preferred owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. Mr. Cardinale is a Managing Director of the Principal Investment Area of GS & Co. GS & Co. is an affiliate of GS Capital Partners 2000, L.P. Mr. Cardinale may be deemed to share voting and investment power over the shares owned by GS Capital Partners 2000, L.P. and its affiliates and therefore to beneficially own such shares. Mr. Cardinale disclaims beneficial ownership of the shares owned by GS Capital Partners 2000, L.P. and its affiliates, except to the extent, if any, of his pecuniary interest in those shares.
(5)	The address for this beneficial owner is 8601 Six Forks Road, Suite 300, Raleigh, North Carolina 27615.
(6)	On March 9, 2007, we announced the departure of Mr. Seneri effective March 31, 2007.
(7)	The address of this beneficial owner is 50 Kennedy Plaza, Providence, Rhode Island 02903.
(8)	The address of this beneficial owner is 1890 Jelinda Drive, Montecito, California 93108.
(9)	Mr. Lemcke beneficially owns the 50,000 Class A common shares through the Russel Lemcke 2004 Irrevocable Trust. The address of this beneficial owner is 767 Fifth Avenue, 48th Floor, New York, New York 10153.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Management Agreement

In connection with the acquisition of Invensys Metering Systems, the Sensus Group entered into a management services agreement with The Jordan Company, L.P. for advisory and consulting services related to corporate management, finance, product strategy, investment, acquisitions and other matters relating to the business of the group. Under the terms of the agreement, the Sensus Group agreed to pay a fee equal to the greater of $2.0 million per year or 2.5% of EBITDA thereafter, plus out-of-pocket expenses. For fiscal 2007, 2006 and 2005, fees paid to The Jordan Company, L.P. were $2.6 million, $2.3 million and $2.1 million, respectively. This agreement will remain in effect until December 2013. One-third of these fees will be paid to GS Capital Partners and/or its affiliates. The Jordan Company, L.P. and/or its affiliates received a one-time transaction fee of $13.0 million upon consummation of the acquisition of Invensys Metering Systems, approximately $2.7 million of which was paid to Goldman, Sachs & Co. and/or its affiliates. Additionally, a fee of $1.5 million was paid to The Jordan Company, L.P. for advisory and consulting services related to the acquisition of AMDS.

Transactions with Affiliates

During fiscal 2007, the Sensus Group paid to Goldman, Sachs & Co. an arrangement fee of $0.2 million in connection with its second amendment to the credit agreement on May 12, 2006. Additionally, during fiscal 2005, the group paid an arrangement fee of $0.2 million to Goldman, Sachs & Co. in connection with its first amendment to the credit agreement on October 14, 2004.

During fiscal 2007, 2006 and 2005, the Sensus Group obtained administrative services from Jordan Industries, Inc., a subsidiary of The Jordan Company, L.P. These services were primarily for assistance in securing low-cost supply alternatives in China. Expenses of $0.2 million, $0.2 million and $0.1 million were incurred for the services in fiscal 2007, 2006 and 2005, respectively.

On July 27, 2005, the Sensus Group formed a joint venture in China for its Sensus Precision Die Casting business with Runlin. During fiscal 2006, the group’s joint venture partner, Runlin, loaned the joint venture approximately $0.4 million. In addition, the Sensus Group’s Rongtai joint venture paid approximately $0.2 million and $0.2 million in fiscal 2007 and 2006, respectively, of annual rent to Runlin for use of offices and dormitories.

In December 2004, the group formed a joint venture in Algeria with a former producer and a customer. The joint venture customer partner, ADE, owns 15% of the joint venture. Sales to ADE in fiscal 2007, 2006 and 2005 were approximately $6.2 million or 67%, $4.9 million or 71% and $0.8 million or 55%, respectively, of total sales in Algeria. Terms of these sales to ADE are unchanged from the arrangement prior to the formulation of the joint venture.

Related Party Transaction Policy

Although the Sensus Group does not have a specific policy regarding related party transactions, the group has adopted a code of ethics that applies to its officers. This code of ethics is required to be signed on an annual basis by all officers of the Sensus Group and states that each officer will act with honesty and integrity and will adhere to a high standard of ethical conduct, avoiding actual or apparent conflicts of interest in personal and professional relationships. Also, each officer is required by the code of ethics to report any material transaction or relationship that could be expected to give rise to such conflicts. We hereby undertake to provide to any person without charge, upon request, a copy of such code of ethics, provided that such request is sent in writing to Colin Flannery, Sensus Metering Systems Inc., 8601 Six Forks Road, Suite 300, Raleigh, North Carolina 27615.

Director Independence

Our company’s securities are not listed on any national securities exchange or an automated inter-dealer quotation system. As a result, we are not required to have independent directors as members of our board of directors. Our board of directors has determined that certain of our directors would qualify as independent directors under Nasdaq listing standards. In general, these guidelines provide that an individual will be deemed to be independent if he or she is not an executive officer or employee of Sensus or any other person having a relationship, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. These guidelines provide that a director is not independent if:

•	The director is, or has been within the last three years, employed by Sensus.

•

The director has received, or has a family member who has received, during any twelve month period within the last three years, more than $100,000 from our company other than director and committee fees, compensation paid to a family member who is an employee (other than an executive officer) of Sensus or benefits under a tax-qualified retirement plan, or non-discretionary compensation.

•	The director has a family member who is, or at any time during the past three years was, employed by our company as an executive officer.

•

The director is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which Sensus made, or from which our company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than payments arising from investments in Sensus’s securities or payments under non-discretionary charitable contribution matching programs.

•

The director is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of our company serve on the compensation committee of the other entity.

•

The director is, or has a family member who is, a current partner of Sensus’s outside auditor, or was a partner or employee of our outside auditor who worked on our audit at any time during any of the past three years.

Direct or indirect ownership of even a significant amount of the common stock of Sensus by a director who is otherwise independent as a result of the application of the foregoing standards will not, by itself, bar an independence finding as a director.

Our board of directors has reviewed the independence of our non-employee directors and determined that Messrs. Kelln, Watson and Lemcke are independent under the foregoing guidelines. In making this determination, the board of directors considered the related-party transactions discussed above. In addition, our board of directors has determined that Messrs. Watson and Lemcke satisfy the heightened independence standards for audit committee members under Rule 10A-3(b)(1) of the Exchange Act, as required by Nasdaq Rule 4350(d).

THE SENIOR CREDIT FACILITIES

We summarize below the principal terms of the agreements that govern our senior credit facilities. This summary is not a complete description of all of the terms of the agreements.

General

We entered into the senior credit facilities with a syndicate of financial institutions and institutional lenders on December 17, 2003. Set forth below is a summary of the terms of the senior credit facilities.

The senior credit facilities provide for senior secured financing of $258.2 million, consisting of (a) two term loan facilities in an initial aggregate amount of $188.2 million, including a $172.0 million U.S. term loan facility under which Sensus is the borrower and a $16.2 million European term loan facility under which an indirect subsidiary of Parent organized in Luxembourg, which we refer to as the “European borrower,” is the borrower and (b) two revolving credit facilities in an aggregate amount of $70.0 million, under one of which $40.0 million is available to Sensus in the form of U.S. dollar-denominated loans and under the other of which $30.0 million is available to either Sensus or the European borrower in the form of U.S. dollar-denominated loans, or to the European borrower in the form of euro- or UK sterling-denominated loans. The full amount of the term loan facilities was drawn on the closing date, and the term loan facilities will mature seven years after the closing date. Up to $30.0 million of the revolving credit facilities is available in the form of letters of credit, and amounts repaid under the revolving credit facilities may be reborrowed (subject to satisfaction of the applicable borrowing conditions) at any time prior to the maturity of the revolving credit facilities, which will be six years after the closing date. All borrowings are subject to the satisfaction of customary conditions, including delivery of borrowing notice, accuracy of representations and warranties in all material respects and absence of defaults. The agreements governing the senior credit facilities provide for an incremental term loan facility and a potential increase in the size of the revolving credit facilities, in each case on an uncommitted basis.

Proceeds of the term loan facilities were used to finance the acquisition of Invensys Metering Systems and to pay for related transaction costs and fees. Proceeds of the revolving credit facilities are used for general corporate purposes, including permitted acquisitions.

Interest and Fees

Loans under the senior credit facilities bear interest, at our option, at:

•	the adjusted LIBOR plus 2.0% or the alternate base rate plus 1.0% for borrowings under the term loan facilities, and

•	the adjusted LIBOR plus 2.5% or the alternate base rate plus 1.5% (exclusive, in each case, of the 0.5% facility fee described below) for borrowings under the revolving credit facilities.

We are required to pay facility fees in an amount equal to 0.5% per year on daily amount of the commitments (whether used or unused) under the revolving credit facilities. These fees are payable quarterly in arrears and upon the maturity or termination of the commitments, calculated based on the number of days elapsed in a 360-day year. So long as no default shall have occurred and be continuing, the interest rate margins under the revolving credit facilities are subject to change in increments based on a leverage-based pricing grid as set forth in the credit agreement. We are also required to pay an administrative fee of $100,000 per year, payable annually in arrears.

We are required to pay a letter of credit fee on the outstanding undrawn amounts of letters of credit issued under the revolving credit facilities at a rate per year equal to the margin over adjusted LIBOR under the revolving credit facilities, in each case for the actual number of days elapsed over a 360-day year. Such fees shall be shared by all lenders participating in the applicable revolving credit facility. We are also required to pay an additional fronting fee to the issuer of each letter of credit, payable quarterly in arrears.

Prepayments

The term loans are required to be prepaid with, subject to certain exceptions (including, in the case of asset sale proceeds, 360-day reinvestment provisions):

•

50% of excess cash flow, as defined in the credit agreement, for each fiscal year, reducing to 0% upon achievement and maintenance of a ratio of total debt to trailing four-quarter EBITDA of less than 3.0 to 1.0;

•	100% of the net cash proceeds of certain asset sales (including net proceeds from insurance recovery and condemnation events);

•	100% of the net cash proceeds of certain debt issuances; and

•

50% of the net cash proceeds of certain equity issuances, reducing to 0% of such issuances without premium or penalty upon achievement and maintenance of a ratio of total debt to trailing four-quarter EBITDA of less than 3.0 to 1.0.

Voluntary prepayments of loans under the senior credit facilities and voluntary reductions in the unused commitments under the revolving credit facilities are permitted in whole or in part without premium or penalty, in minimum amounts and subject to certain other conditions as set forth in the credit agreement.

Amortization of Principal

The term loans under each of the U.S. and the European term loan facilities have scheduled quarterly payments in an aggregate annual amount equal to 1.0% of the original principal amount of the applicable term loan facility during the first six years, with the balance payable in equal quarterly installments during the seventh year of the applicable term loan facility.

Guarantees and Collateral

Parent and, subject to certain limited exceptions, Sensus’ existing and subsequently acquired or organized domestic subsidiaries, guarantee (on a senior secured basis) all of Sensus’ obligations under the senior credit facilities. Sensus’ and Parent’s obligations under the senior credit facilities and these guarantees are secured by substantially all the assets of Parent, Sensus and each of Sensus’ existing and subsequently acquired or organized domestic subsidiaries that is a guarantor of Sensus’ obligations under the senior credit facilities (with such subsidiaries being referred to as the “U.S. subsidiary guarantors”), including but not limited to: (a) a first-priority pledge of all the capital stock of subsidiaries, other than certain immaterial subsidiaries, held by Parent, Sensus or any U.S. subsidiary guarantor (which pledge, in the case of any foreign subsidiary, is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of Parent, and each U.S. subsidiary guarantor, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property, cash and proceeds of the foregoing (in each case subject to materiality thresholds and other exceptions to be agreed upon).

Parent, each intermediate holding company that directly or indirectly holds capital stock of the European borrower, Sensus, each U.S. subsidiary guarantor, Sensus Metering Systems (Luxco 1) S.AR.L., Sensus Metering Systems (Luxco 3) S.AR.L. and all existing and subsequently acquired or organized German and French subsidiaries of Parent, other than certain immaterial subsidiaries that may be formed in the future (such guarantor subsidiaries being referred to as the “European subsidiary guarantors”), guarantee (subject, in the case of the European subsidiary guarantors, to such limitations as may be required by applicable law) all of the European borrower’s obligations under the senior credit facilities. Such guarantees by Parent, Sensus and the U.S. subsidiary guarantors are secured by the same assets that secure Sensus’s obligations under the senior credit facilities and the guarantees by such persons of those obligations. The obligations of the European borrowers under the senior credit facilities and such guarantees by such intermediate holding companies are also secured by

(a) a first-priority pledge of all the capital stock held by such intermediate holding companies (including the capital stock of the European borrower), the European borrower or any European subsidiary guarantor in their respective subsidiaries (other than immaterial subsidiaries), and (b) a first-priority pledge of all intercompany notes evidencing indebtedness of any subsidiary of the European borrower to the European borrower in excess of an amount to be specified.

Covenants and Other Matters

The senior credit facilities require us to comply with certain financial covenants, consisting of maximum total leverage ratios, minimum interest coverage ratios and minimum fixed charge coverage ratios. The minimum interest coverage ratio requires that the Sensus Group maintain a ratio of Consolidated EBITDA (as defined in the senior credit facilities) to interest expense, initially of 2.00 to 1.00 and gradually increasing to 2.50 to 1.00 for periods after March 31, 2010. The fixed charge coverage ratio requires that the Sensus Group maintain a consolidated ratio of Consolidated EBITDA (as defined in the senior credit facilities) to fixed charges, initially of 1.00 to 1.00 and gradually increasing to 1.15 to 1.00 for periods after March 31, 2009. The maximum leverage ratio requires that the Sensus Group maintain a ratio of total debt to Consolidated EBITDA (as defined in the senior credit facilities), initially of 5.95 to 1.00 and gradually decreasing to 3.75 to 1.00 for periods after March 31, 2010.

The senior credit facilities also include certain negative covenants restricting or limiting our ability to, among other things:

•	declare dividends or redeem or repurchase capital stock;

•	prepay, redeem or purchase subordinated debt (including the notes);

•	incur liens and engage in sale leaseback transactions;

•	make loans and investments;

•	guarantee or incur additional debt;

•	amend or otherwise alter terms of debt (including the notes);

•	engage in mergers, acquisitions and other business combinations;

•	sell assets;

•	transact with affiliates; and

•	alter the business we conduct,

in each case, subject to exceptions as set forth in the credit agreement, which include, among others, the ability to incur up to $30.0 million of purchase money/capital lease indebtedness, up to $150.0 million of indebtedness subordinated to indebtedness under the facility for the purpose of financing permitted acquisitions, capital expenditures and certain other permitted uses, up to $25.0 million (or $40.0 million if the Sensus Group’s leverage ratio is less than 3.00 to 1.00) pursuant to permitted receivables financing, up to $10.0 million through foreign subsidiaries that are not otherwise obligors under the facility and up to $25.0 million under a general exception; the ability to secure obligations (in addition to obligations secured at the closing of the facility and identified to the lenders) not exceeding $10.0 million; and the ability to effect acquisitions (including by way of merger or other business combination) not exceeding total consideration in the aggregate of $250.0 million, subject to various limitations.

The senior credit facilities also contain certain customary representations and warranties, affirmative covenants and events of default, including change of control, cross-defaults to other debt and material judgments.

DESCRIPTION OF THE NOTES

The Notes are issued under an Indenture (the “Indenture”), dated as of December 17, 2003, by and among the Company, the Guarantors and U.S. Bank National Association, as Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “—Certain Definitions”. In this description, the word “Parent” refers only to Sensus Metering Systems (Bermuda 2) Ltd. and not to any of its subsidiaries and the word “Company” refers only to Sensus Metering Systems Inc. and not to any of its subsidiaries.

The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as holders of these Notes. You may request copies of these agreements at our address set forth under the heading “Where You Can Find More Information.” In the following summary:

•	“Notes” refers to the notes issued under the Indenture;

•	references to the “Company” include only Sensus Metering Systems Inc. and not its Subsidiaries; and

•	you can find definitions of various terms under the subsection “—Certain Definitions.”

Brief Description of the Notes

The Notes

The Notes are:

•	are unsecured senior subordinated obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

•	are senior in right of payment to any future Subordinated Obligations of the Company; and

•	are guaranteed on a senior subordinated, unsecured basis by Parent and each Subsidiary Guarantor.

The Guarantees

The Notes are guaranteed by Parent and the following subsidiaries of the Company:

•	Sensus Metering Systems IP Holdings, Inc.

•	Sensus Precision Die Casting, Inc.

•	Smith-Blair, Inc.

•	M&FC Holding, LLC

The guarantees of these Notes are:

•	unsecured senior subordinated obligations of each Guarantor;

•	subordinated in right of payment to all existing and future Senior Indebtedness of each Guarantor; and

•	senior in right of payment to any future Subordinated Obligations of each Guarantor.

The notes will not be guaranteed by the Foreign Subsidiaries of Parent (subject to certain exceptions set forth under the caption “—Guarantees”) and will not be guaranteed by existing or future Receivables Subsidiaries or Unrestricted Subsidiaries.

Principal, Maturity and Interest

The Company issued the Notes initially with a maximum aggregate principal amount of $275.0 million. The Company issued the Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on December 15, 2013. Subject to our compliance with the covenant described under the subheading “—Certain Covenants—Limitation on Indebtedness,” we are entitled to, without the consent of the holders, issue more Notes under the Indenture on the same terms as the Notes being offered hereby (the “Additional Notes”). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Any Additional Notes that are not fungible with the Notes for Federal income tax purposes will be issued with different CUSIP numbers than the Notes and will be represented by a different Global Note or Notes. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the Notes include any Additional Notes actually issued.

Interest on these Notes will accrue at the rate of 8 5/8% per annum and will be payable semiannually in arrears on June 15 and December 15. We will make each interest payment to the holders of record of these Notes on the immediately preceding June 1 and December 1.

Interest on these Notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

Except as set forth below, we will not be entitled to redeem the Notes prior to their Stated Maturity.

At any time prior to December 15, 2008, we will be entitled, at our option, to redeem all, but not less than all, of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after December 15, 2008, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%.

“Applicable Premium” means, with respect to a Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note on December 15, 2008 (such redemption price being described in the penultimate paragraph of this “—Optional Redemption” section, exclusive of any accrued interest) plus (2) all required remaining scheduled interest payments due on such Note through December 15, 2008, computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such Note on such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to December 15, 2008, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to December 15, 2008.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

“Reference Treasury Dealer” means Credit Suisse First Boston LLC and its successors and assigns, Goldman, Sachs & Co. and its successor and assigns, and one other nationally recognized investment banking firm selected by the Company that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City Time, on the third Business Day immediately preceding such redemption date.

On and after December 15, 2008, we will be entitled at our option to redeem all or a portion of these Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on December 15 of the years set forth below:

Period	Redemption Price
2008	104.313%
2009	102.875%
2010	101.438%
2011 and thereafter	100.000%

Prior to December 15, 2006, we may at our option on one or more occasions redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 108.625%, plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds received by the Company or Parent from one or more Equity Offerings (provided that if the Equity Offering is an offering by Parent, a portion of the Net Cash Proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company); provided, however, that

(1) at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company); and

(2) each such redemption occurs within 60 days after the date of the related Equity Offering.

Selection and Notice of Redemption

If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

We will redeem Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”. We may at any time and from time to time purchase Notes in the open market or otherwise.

Guarantees

Parent and each of the Subsidiary Guarantors will jointly and severally Guarantee, on a senior subordinated basis, our obligations under these Notes. The Notes will not be guaranteed by any Receivables Subsidiary or any Foreign Subsidiary, unless such Foreign Subsidiary Guarantees any Senior Indebtedness of Parent, the Company or a Restricted U.S. Subsidiary. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to this Offering and the Notes—Federal and state fraudulent transfer laws and Bermuda law permit a court to void the notes and the guarantees and, if that occurs, you may not receive any payments on the notes.”

Parent and each Subsidiary Guarantor that makes a payment under its Guaranty will be entitled upon payment in full of all guaranteed obligations under the Indenture, to a contribution from each other Subsidiary Guarantor and Parent in an amount equal to such other Subsidiary Guarantor’s and Parent’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors and Parent at the time of such payment determined in accordance with GAAP (for purposes hereof, Parent’s net assets shall be those of all its consolidated Subsidiaries other than the Subsidiary Guarantors).

If a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guaranty could be reduced to zero. See “Risk Factors—Risks Relating to this Offering and the Notes—Federal and state fraudulent transfer laws and Bermuda law permit a court to void the notes and the guarantees and, if that occurs, you may not receive any payments on the notes.”

A Subsidiary Guarantor may consolidate with, amalgamate, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Certain Covenants—Merger, Amalgamation and Consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”; provided, however, that in the case of a consolidation, amalgamation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Company or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guaranty must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1) the sale or other disposition (including by way of consolidation or merger or amalgamation) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2) the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or a Subsidiary of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.

The Subsidiary Guaranty of a Subsidiary Guarantor also will be released:

(3) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

(4) at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guaranty Agreement pursuant to the covenant described under “—Certain Covenants—Future Guarantors”; or

(5) if we exercise our legal defeasance option or our covenant defeasance option as described under “—Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Ranking

Senior Indebtedness versus Notes

The payment of the principal of, premium, if any, and interest on the Notes and the payment of the Parent Guaranty or any Subsidiary Guaranty will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company, Parent or the relevant Subsidiary Guarantor, as the case may be, including the obligations of the Company, Parent and such Subsidiary Guarantor under the Credit Agreement.

As of June 30, 2007:

(1) the Company’s Senior Indebtedness was approximately $197.4 million, all of which was Secured Indebtedness;

(2) the Senior Indebtedness of the Subsidiary Guarantors was approximately $197.4 million, virtually all of which was Secured Indebtedness. Virtually all of the Senior Indebtedness of the Subsidiary Guarantors consists of their respective guarantees of Senior Indebtedness of the Company and another Subsidiary of Parent organized under the laws of Luxembourg under the Credit Agreement; and

(3) the Senior Indebtedness of Parent was approximately $197.4 million, virtually all of which was Secured Indebtedness. Virtually all of the Senior Indebtedness of Parent consists of its guaranty of Senior Indebtedness of the Company under the Credit Agreement.

Although the Indenture contains limitations on the amount of additional Indebtedness that Parent, the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “—Certain Covenants—Limitation on Indebtedness”.

Liabilities of Subsidiaries versus Notes

All of our operations are conducted through our subsidiaries. Some of our subsidiaries are not Guaranteeing the Notes, and, as described above under “—Guarantees,” Subsidiary Guarantees may be released under certain circumstances. In addition, our future subsidiaries may not be required to Guarantee the Notes. Claims of creditors of any non-guarantor subsidiaries, including trade creditors holding indebtedness or guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the Notes, even if such claims do not constitute Senior Indebtedness.

Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor subsidiaries.

At June 30, 2007, the total liabilities of our subsidiaries (other than the Subsidiary Guarantors) were $166.2 million, including trade payables and $16.2 million borrowed by one of our European subsidiaries under our term loan facilities (but excluding debt owed to the Company or any Guarantor). Although the Indenture limits the incurrence of Indebtedness and preferred stock of certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain Covenants—Limitation on Indebtedness.”

Other Senior Subordinated Indebtedness versus Notes

Only Indebtedness of the Company, Parent or a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the Notes, the Parent Guaranty and the relevant Subsidiary Guaranty in accordance with the provisions of the Indenture. The Notes, the Parent Guaranty and each Subsidiary Guaranty will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company, Parent and the relevant Subsidiary Guarantor, respectively.

Parent, the Company and the Subsidiary Guarantors will agree in the Indenture that we and they will not Incur any Indebtedness that is subordinate or junior in right of payment to Senior Indebtedness of Parent, the Company or such Subsidiary Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of Parent, the Company or the Subsidiary Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of Parent, the Company or the Subsidiary Guarantors, as applicable. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Payment of Notes

We are not permitted to pay principal of, premium, if any, or interest on the Notes or make any deposit pursuant to the provisions described under “—Defeasance” below and may not purchase, redeem or otherwise retire any Notes (collectively, “pay the Notes”) if either of the following occurs (a “Payment Default”):

(1) any Obligation on any Designated Senior Indebtedness of the Company is not paid in full in cash when due; or

(2) any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, we are permitted to pay the Notes if we and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to us) of written notice (a “Blockage Notice”) of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and us from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3) because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, we are permitted to resume paying the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness of the Company during such period, except that if any Blockage Notice is delivered to the Trustee by or on behalf of holders of Designated Senior Indebtedness (other than the holders of Bank Indebtedness), a Representative of holders of Bank Indebtedness may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360-day consecutive period, and there must be 181 days during any 360-day consecutive period during which no Payment Blockage Period is in effect.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

(1) the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment;

(2) until the Senior Indebtedness of the Company is paid in full in cash, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that holders of Notes may receive certain Capital Stock and subordinated debt obligations; and

(3) if a distribution is made to holders of the Notes that, due to the subordination provisions, should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of the Company to pay interest or principal with respect to the Notes when due by their terms. If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such Designated Senior Indebtedness of the acceleration. If any Bank Indebtedness is outstanding, none of Parent, the Company or any Subsidiary Guarantor may pay the Notes until five Business Days after the Representative of the Bank Indebtedness has been given notice of such acceleration and, thereafter, may pay the Notes only if the Indenture otherwise permits payment at that time.

The obligations of Parent under the Parent Guaranty and of a Subsidiary Guarantor under its Subsidiary Guaranty are senior subordinated obligations. As such, the rights of Noteholders to receive payment by Parent or by a Subsidiary Guarantor pursuant to the Parent Guaranty or a Subsidiary Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of Parent or such Subsidiary Guarantor, as the case may be. The terms of the subordination and payment blockage provisions described above with respect to the Company’s obligations under the Notes apply equally to Parent and a Subsidiary Guarantor and the obligations of Parent and such Subsidiary Guarantor under the Parent Guaranty or Subsidiary Guaranty, as the case may be.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company, Parent or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company, Parent or a Subsidiary Guarantor, as the case may be, may recover more, ratably, than the holders of the Notes, and creditors of ours who are not holders of Senior Indebtedness may recover less, ratably, than holders of our Senior Indebtedness and may recover more, ratably, than the holders of the Notes.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under “—Defeasance”, if the foregoing subordination provisions were not violated at the time the respective amounts were deposited pursuant to such defeasance provisions.

Change of Control

If a Change of Control occurs, each Holder will have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, we will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control payment date specified in the notice, pursuant to the procedures required by the Indenture and described in the notice. We will comply with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations to the extent such laws and regulations are applicable in connection with the repurchase of Notes as a result of a Change of Control. If the provisions of any securities laws or regulations conflict with the provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations by virtue of our compliance with such securities laws or regulations.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Change of Control purchase feature of the Notes may make more difficult or discourage a sale or takeover of the Parent and the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between Parent, the Company and the Initial Purchasers. Neither the Company nor Parent have the present intention to engage in a transaction involving a Change of Control, although it is possible that we or they could decide to do so in the future. Subject to the limitations discussed below, we or Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

If the terms of any Senior Indebtedness of the Company (including the Credit Agreement) restrict or prohibit the purchase of Notes following a Change of Control, then prior to the mailing of the notice to Holders but in any event within 30 days following any Change of Control, we will undertake to (1) repay in full all such Senior Indebtedness or (2) obtain the requisite consents under the agreements governing such Senior Indebtedness to permit the repurchase of the Notes. If we do not repay such Senior Indebtedness or obtain such consents, we will remain prohibited from purchasing Notes. In such case, our failure to comply with the foregoing undertaking, after appropriate notice and lapse of time would result in an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments owed to the Holders of Notes.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control.

Moreover, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources and we may not have sufficient funds available to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relating to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a) Parent will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that Parent, the Company and the Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio exceeds 2.0 to 1.

(b) Notwithstanding the foregoing paragraph (a), Parent and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness Incurred by Parent, the Company, any Subsidiary Guarantor or any Revolving Credit Facility Borrower pursuant to any Revolving Credit Facility; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (A) $85 million and (B) the sum of (i) 65% of the book value of the consolidated inventory of Parent and its Restricted Subsidiaries and (ii) 85% of the book value of the consolidated accounts receivable of Parent and its Restricted Subsidiaries; provided further, however, that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (1) by the Revolving Credit Facility Borrowers, when added together with the amount of Indebtedness previously Incurred by such Persons pursuant to this clause (1) and then outstanding, does not exceed $35 million;

(2) Indebtedness Incurred by Parent, the Company, any Subsidiary Guarantor or any Term Loan Borrower pursuant to any Term Loan Facility; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (2) and then outstanding does not exceed $230 million less the sum of all permanent principal payments actually made after the issue date with respect to such Indebtedness pursuant to paragraph (a) (3) (A) of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”; provided further, however, that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (2) by the Term Loan Borrowers, when added together with the amount of Indebtedness previously Incurred by such Persons pursuant to this clause (2) and then outstanding, does not exceed $30 million;

(3) Indebtedness owed to and held by Parent or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to Parent or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated in right of payment to all obligations with respect to the Notes and (C) if a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated in right of payment to all obligations of such obligor with respect to its Guaranty;

(4) Indebtedness of the Company consisting of the Notes (other than any Additional Notes);

(5) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), (3) or (4) of this covenant);

(6) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by Parent or a Restricted Subsidiary or Indebtedness secured by a Lien on assets acquired by Parent or a Restricted Subsidiary (in each case, other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or such Subsidiary or asset was acquired by Parent); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, Parent would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(7) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4), (5) or (6) or this clause (7); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (6), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(8) Hedging Obligations consisting of (A) Interest Rate Agreements related to Indebtedness permitted to be Incurred by Parent and any Restricted Subsidiary pursuant to the Indenture, (B) Currency Agreements not entered into for the purpose of speculation and (C) Commodity Price Protection Agreements not entered into for the purpose of speculation;

(9) obligations in respect of performance, bid and surety bonds and completion guarantees provided by Parent or any Restricted Subsidiary in the ordinary course of business;

(10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(11) Indebtedness of Foreign Subsidiaries in an aggregate principal amount, which when taken together with all other Indebtedness of Foreign Subsidiaries Incurred pursuant to this clause (11) and then outstanding, does not exceed the greater of (A) $15.0 million and (B) 10% of the combined Total Assets of the Foreign Subsidiaries;

(12) Indebtedness consisting of the Guaranty of a Guarantor and any Guarantee by a Guarantor of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (3), (4), (5), (11) or (17) or pursuant to clause (7) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4) or (5);

(13) Indebtedness (including Capital Lease Obligations) Incurred by Parent or any Restricted Subsidiary (A) to finance the purchase, lease, construction, cost of installation or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) at the time of, or within 180 days after, such purchase, lease, installation or improvement or (B) in connection with, and to finance, the acquisition of a business, in an aggregate principal amount which, when taken together with the amount of Indebtedness previously incurred pursuant to this clause (13) and then outstanding (including any Refinancing Indebtedness with respect thereto), does not exceed the greater of (A) $30 million and (B) 5% of the consolidated Total Assets of Parent and the Restricted Subsidiaries;

(14) Indebtedness of Parent or any Restricted Subsidiary to the extent the net proceeds thereof are promptly (A) used to redeem the Notes in full or (B) deposited to defease or discharge the Notes, in each case in accordance with the terms of the Indenture;

(15) Indebtedness arising from agreements of Parent or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or Subsidiary of Parent or such Restricted Subsidiary or from letters of credit, surety bonds or performance bonds securing any obligation of Parent or a Restricted Subsidiary pursuant to such agreements (to the extent such letters of credit are not drawn against, or if and to the extent drawn against, the Indebtedness representing such drawing is extinguished within five Business Days from its Incurrence), other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary; provided, however, that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Parent or such Restricted Subsidiary in connection with such disposition;

(16) Indebtedness of a Receivables Subsidiary Incurred pursuant to a Qualified Receivables Transaction; and

(17) Indebtedness of Parent or any Restricted Subsidiary in an aggregate principal amount which, when taken together with all other Indebtedness of Parent and the Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (16) above or paragraph (a)) does not exceed $25 million.

(c) Notwithstanding the foregoing, none of Parent, the Company and any Subsidiary Guarantor will incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of Parent, the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Guaranty to at least the same extent as such Subordinated Obligations.

(d) For purposes of determining compliance with this covenant:

(1) any Indebtedness Incurred under the Credit Agreement on the Issue Date will be treated as Incurred under clauses (1) and (2) of paragraph (b) above;

(2) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, Parent, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses;

(3) Parent will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above; and

(4) other than Indebtedness classified pursuant to clause (d)(1) above, following the date of its Incurrence, any Indebtedness originally classified as Incurred pursuant to one of the clauses in paragraph (b) above may later be reclassified by Parent such that it will be deemed as having been Incurred pursuant to paragraph (a) or another clause in paragraph (b) above, as applicable, to the extent that such reclassified Indebtedness could be Incurred pursuant to such new paragraph or clause at the time of such reclassification.

(e) Notwithstanding paragraphs (a) and (b) above, none of Parent, the Company and any Subsidiary Guarantor will Incur (1) any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of Parent, the Company or such Subsidiary Guarantor, as applicable, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of Parent, the Company or such Subsidiary Guarantor, as applicable, or (2) any Secured Indebtedness that is not Senior Indebtedness of such Person unless contemporaneously therewith such Person makes effective provision to secure the Notes or the relevant Guaranty, as applicable, equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien. Unsecured Indebtedness is not deemed to be subordinate in right of payment to Secured Indebtedness merely because it is unsecured and Secured Indebtedness which has different security or different priorities in the same security will not be deemed subordinate in right of payment to other Secured Indebtedness due to such differences.

(f) For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent, determined on the date of the Incurrence, of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, determined in accordance with the preceding sentence, except to the extent that the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

Limitation on Restricted Payments

(a) Parent will not, and will not permit any Restricted Subsidiary, directly or indirectly, to, make a Restricted Payment if at the time Parent or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) Parent is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B) (i) 100% of the aggregate Net Cash Proceeds and the Fair Market Value of other property or assets (other than Indebtedness of any Person that, upon its transfer to Parent, would not constitute a Temporary Cash Investment of Parent) received by Parent from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of Parent and other than an issuance or sale to an employee stock ownership plan or to a trust established by Parent or any of its Subsidiaries for the benefit of their employees) and (ii) 100% of any cash and the Fair Market Value of other property or assets (other than Indebtedness of any Person that, upon its contribution to Parent, would not constitute a Temporary Cash Investment of Parent) received by Parent from its shareholders as a capital contribution subsequent to the Issue Date, other than, in the case of each of (i) and (ii), an amount not to exceed $5 million, contributed or received by Parent after the Issue Date by members of Parent’s management, directors and consultants or the Permitted Holders as described under the section of the Prospectus entitled “Certain Relationships and Related Transactions—Investment by Management”; plus

(C) the amount by which Indebtedness is reduced on Parent’s consolidated balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness for Capital Stock (other than Disqualified Stock) of Parent (less the amount of any cash, or the Fair Market Value of any other property, distributed by Parent upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by Parent or any Restricted

Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of Parent or to an employee stock ownership plan or to a trust established by Parent or any of its Subsidiaries for the benefit of their employees); plus

(D) an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by Parent or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, the release of any Guarantees previously given by Parent or any Restricted Subsidiary with respect to Indebtedness of any Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions otherwise included in “Consolidated Net Income”), in each case received by Parent or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to Parent’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by Parent or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b) The preceding provisions will not prohibit:

(1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of Parent (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Parent or an employee stock ownership plan or to a trust established by Parent or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by Parent from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of Parent, the Company or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(4) the purchase, repurchase, redemption, retirement or other acquisition of shares of Capital Stock of Parent, any of its Subsidiaries or any direct or indirect parent entity of Parent from employees, former employees, directors, former directors or consultants of Parent, any of its Subsidiaries or any direct or indirect parent entity of Parent (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans approved by the Parent Board or the Board of Directors of any direct or indirect parent entity of Parent under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions in any calendar year shall not exceed the lesser of (A) the sum of (x) $2.5 million and (y) the aggregate amount of Restricted Payments permitted (but not made) pursuant to this clause (b)(4) in prior calendar years and (B) $7.5 million; provided further, however, that such amount in any calendar year may be increased by an amount not to exceed (I) the Net Cash Proceeds received by Parent from the sale of Capital Stock (other than Disqualified Stock) of Parent to employees, directors or consultants that occurs after the Issue Date, other than an amount, not to exceed $5 million, received by Parent from such sale after the Issue Date as described under the section of the Prospectus entitled “Certain Relationships and Related

Transactions—Investment by Management” (provided that the amount of such Net Cash Proceeds utilized for any such purchase, repurchase, redemption, retirement or other acquisition will not increase the amount available for Restricted Payments under clause (a)(3)(B) of this covenant) plus (II) the net cash proceeds of key man life insurance policies received by Parent after the Issue Date; and provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

(5) dividends or distributions to any direct or indirect parent entity of Parent to be used by such entity solely to pay franchise taxes and other fees required to maintain its corporate existence and to pay for general corporate and overhead expenses (including directors’ fees and salaries, indemnification and contribution obligations to directors and other compensation of employees) incurred by such entity in the ordinary course of its business; provided, however, that such dividends and distributions shall not exceed $1.0 million in the aggregate for all such entities in any fiscal year; provided further, however, that such dividends and distributions shall be excluded in the calculation of the amount of Restricted Payments;

(6) dividends or distributions to holders of Capital Stock of any direct or indirect parent entity of Parent in amounts equal to the maximum Federal, state and local income tax rate applicable to an individual resident in New York, New York multiplied by the sum of (x) the income of such Person for such taxable year, as determined for Federal income tax purposes, attributable to Parent and its Subsidiaries (other than any such income arising solely as a result of a dividend or distribution to such Person) and (y) to the extent not taken into account pursuant to clause (x), the net income of any Foreign Subsidiary for such taxable year that is described in Section 951(a) of the Code;

(7) payments of dividends on Disqualified Stock issued pursuant to the covenant described under “—Limitation on Indebtedness”; provided, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(8) repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants or other similar rights if such Capital Stock represents a portion of the exercise price of such options, warrants or other similar rights; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(9) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of Parent; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of the Company); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(10) in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of Parent, the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount (or, if such Subordinated Obligations were issued with original issue discount, 101% of the accreted value) of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such repurchase and other acquisition shall be included in the calculation of the amount of Restricted Payments;

(11) in the event of an Asset Disposition that requires Parent to offer to repurchase Notes pursuant to the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock,” and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of Parent, the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 100% of the principal amount (or, if such Subordinated Obligations were issued with original issue discount, 100% of the accreted value) of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that (A) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, Parent has made an offer with respect to the Notes pursuant to the provisions of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” and has repurchased all Notes validly tendered and not withdrawn in connection with such offer and (B) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Obligations may not exceed the amount of Net Available Cash remaining after Parent has complied with the terms of clause (3) of paragraph (a) of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”; provided further, however, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

(12) payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (3) of paragraph (b) of the covenant described under “—Limitation on Indebtedness”; provided, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(13) Permitted Acquisition Payments; provided, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments; or

(14) Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (14), does not exceed $20.0 million; provided, however, that at the time of each such Restricted Payment, no Default shall have occurred and be continuing; provided further, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

Parent will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to Parent or a Restricted Subsidiary or pay any Indebtedness owed to Parent or the Company, (b) make any loans or advances to Parent or the Company or (c) transfer any of its property or assets to Parent or the Company, except:

(1) with respect to clauses (a), (b) and (c),

(A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by Parent (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Parent) and outstanding on such date;

(C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(D) any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E) any restriction arising under applicable law, regulation or order;

(F) any encumbrance or restriction contained in the terms of any Indebtedness of Parent, the Company or any Subsidiary Guarantor; provided, however, that such encumbrances or restrictions,

taken as a whole, are no more restrictive in the aggregate than those contained in the Indenture, as determined in good faith by the Parent Board, whose determination shall be conclusive;

(G) any encumbrance or restriction contained in the terms of any Indebtedness of Foreign Subsidiaries permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”;

(H) any encumbrance or restriction contained in any agreement or instrument governing Senior Indebtedness (including the Credit Agreement) not Incurred in violation of the Indenture; provided, however, that such encumbrances or restrictions, taken as a whole, are no more restrictive in the aggregate than those contained in the Credit Agreement as in effect on the Issue Date, as determined in good faith by the Parent Board, whose determination shall be conclusive;

(I) with respect to any Restricted Subsidiary (other than a Foreign Subsidiary), any encumbrance or restriction contained in the terms of any Indebtedness, or any agreement pursuant to which such Indebtedness was issued, if:

(x) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement,

(y) the encumbrance or restriction is not materially more disadvantageous to the Noteholders than is customary in comparable financings, as determined in good faith by the Parent Board, whose determination shall be conclusive, and

(z) such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the Notes, as determined in good faith by the Parent Board, whose determination shall be conclusive; and

(J) any encumbrance or restriction pursuant to the terms of any agreement entered into in connection with any Qualified Receivables Transaction; provided, however, that such encumbrance or restriction applies only to a Receivables Subsidiary; and

(2) with respect to clause (c) only,

(A) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(B) any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(C) any encumbrance or restriction pursuant to purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired;

(D) any encumbrance or restriction on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(E) any encumbrance or restriction contained in customary provisions in joint venture agreements entered into in the ordinary course of business with respect to the disposition or distribution of assets or property of the applicable joint venture or that restrict the transfer of interests in such joint venture; and

(F) customary restrictions imposed on the transfer of, or in licenses related to, copyrights, patents or other intellectual property and contained in agreements entered into in the ordinary course of business. Limitation on Sales of Assets and Subsidiary Stock

(a) Parent will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) Parent or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by Parent or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Parent (or such Restricted Subsidiary, as the case may be)

(A) first, to the extent Parent elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of Parent, the Company or any Subsidiary Guarantor or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to Parent and any Subsidiary) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent Parent elects, to acquire (or enter into a binding agreement to acquire, provided that such commitment shall be subject only to customary conditions (other than any financing conditions) and such acquisition shall be consummated within 90 days after the end of the one-year period referred to below in this clause (B)) Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to cause the Company to make an offer to the holders of the Notes (and to holders of other Senior Subordinated Indebtedness of Parent, the Company or a Subsidiary Guarantor designated by Parent) to purchase Notes (and such other Senior Subordinated Indebtedness) pursuant to and subject to the conditions contained in the Indenture; provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, Parent or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, Parent and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $20 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1) the assumption of Indebtedness of Parent (other than obligations in respect of Disqualified Stock of Parent) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of the Company or a Subsidiary Guarantor) and the release of Parent or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

(2) securities or other obligations received by Parent or any Restricted Subsidiary from the transferee that are promptly converted by Parent or such Restricted Subsidiary into cash, to the extent of cash received in that conversion.

(b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Subordinated Indebtedness of Parent, the Company or a Subsidiary Guarantor) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Subordinated Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro ratabasis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. If the aggregate purchase price of the Notes (and other Senior Subordinated Indebtedness) is less than the Net Available Cash allotted to the purchase of Notes (and other Senior Subordinated Indebtedness), the Company may apply the remaining Net Available Cash for any general corporate purpose not restricted by the terms of the Indenture. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness of Parent, the Company or a Subsidiary Guarantor) pursuant to this covenant if the Net Available Cash available therefor is less than $20 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a) Parent will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of Parent (an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are no less favorable to Parent or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of $5 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the directors of Parent disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Parent Board; and

(3) if such Affiliate Transaction involves an amount in excess of $20 million, the Parent Board shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to Parent and the Restricted Subsidiaries or is not less favorable to Parent and the Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit: (1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments”;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Parent Board;

(3) loans or advances to employees in the ordinary course of business in accordance with the past practices of Parent or the Restricted Subsidiaries, but in any event not to exceed $2.5 million in the aggregate outstanding at any one time;

(4) the payment of reasonable fees and compensation to, and the provision of reasonable indemnity on behalf of, officers, directors and employees of Parent or any Restricted Subsidiary as determined in good faith by the Parent Board;

(5) any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because Parent or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of Parent;

(7) any transactions involving the Parent or any of the Restricted Subsidiaries, on the one hand, and any nationally recognized commercial or investment bank or any of its Affiliates, on the other hand, in connection with the Acquisition, the execution of the Credit Agreement and any amendment, modification, supplement, extension, refinancing, replacement and other transactions related thereto, or any management, financial advisory, financing, underwriting or placement services or any other investment banking, capital markets, banking or similar services, which transactions, in the reasonable determination of a majority of the directors of Parent disinterested with respect to such transactions, are on commercially reasonable terms;

(8) any transaction with a Receivables Subsidiary pursuant to a Qualified Receivables Transaction;

(9) the Acquisition and any transaction consummated on the Issue Date in connection therewith and described in the Prospectus;

(10) any agreement as in effect on the Issue Date and described in the Prospectus under “Certain Relationships and Related Transactions” or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable to Parent or the Restricted Subsidiaries) and the transactions evidenced thereby; and

(11) sales of inventory or other products to any Affiliate of Parent entered into in the ordinary course of business on terms that are no less favorable to Parent and the Restricted Subsidiaries than those that could be obtained at the time of such sale in arm’s length dealings with a Person who is not an Affiliate.

Limitation on Line of Business

Parent will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Merger, Amalgamation and Consolidation

Neither Parent nor the Company will consolidate with or merge with or into, or amalgamate, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1) the resulting, continuing, surviving or transferee Person (the “Successor Entity”) shall be a Person organized and existing under the laws of Bermuda (in case of Parent) or of the United States of America, any State thereof or the District of Columbia (in the case of Parent or the Company) and the Successor Entity (if not Parent or the Company, as applicable) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Parent or the Company, as applicable, under the Guaranty or the Notes, as applicable, and the Indenture;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Entity or any Subsidiary as a result of such transaction as having been Incurred by such Successor Entity or such Subsidiary at the time of such transaction, other than any Indebtedness of Parent or any Restricted Subsidiary previously Incurred by Parent or such Restricted Subsidiary at the time such entity was a Restricted Subsidiary in compliance with the Indenture), no Default shall have occurred and be continuing;

(3) in the case of a transaction involving Parent, immediately after giving pro forma effect to such transaction, the Successor Entity would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; and

(4) Parent shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indenture (if any) comply with the Indenture; provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into, amalgamating or transferring all or part of its properties and assets to Parent or the Company or (B) Parent or the Company merging or amalgamating with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating or continuing the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of Parent, which properties and assets, if held by Parent instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of Parent on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of Parent.

The Successor Entity will be the successor to Parent or the Company, as applicable, and shall succeed to, and be substituted for, and may exercise every right and power of, Parent or the Company, as applicable, under the Indenture, and the predecessor of Parent or the Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes, as applicable.

Parent will not permit any Subsidiary Guarantor to consolidate with or merge with or into, amalgamate or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1) (except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to Parent, the Company or any other Subsidiary Guarantor), whether through a merger, amalgamation, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith Parent provides an Officers’ Certificate to the Trustee to the effect that Parent will comply with its obligations under the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition) the resulting, surviving, continuing or transferee Person (if not such Subsidiary Guarantor) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary Guarantor was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary Guarantor, if any, under its Subsidiary Guaranty;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction, other than any Indebtedness of any Subsidiary Guarantor previously Incurred at the time such entity was a Restricted Subsidiary in compliance with the Indenture), no Default shall have occurred and be continuing; and

(3) Parent delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Future Guarantors

Parent will cause each Restricted U.S. Subsidiary that Incurs any Bank Indebtedness to, and each Foreign Subsidiary that enters into a Guarantee of any Senior Indebtedness of Parent, the Company or a Restricted U.S.

Subsidiary to, in each case, at the same time, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.

SEC Reports

Whether or not Parent is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Parent will file with the SEC (subject to the next sentence) and provide the Trustee and Noteholders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. If at any time Parent is not subject to the periodic reporting requirements of the Exchange Act for any reason, Parent will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. Parent agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, Parent will post the reports specified in the preceding sentence on its website within the time periods that would apply if Parent were required to file those reports with the SEC. Notwithstanding the foregoing, Parent may satisfy such requirements prior to the effectiveness of the exchange offer registration statement or the shelf registration statement by filing with the SEC the exchange offer registration statement or shelf registration statement, to the extent that any such registration statement contains substantially the same information as would be required to be filed by Parent if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and Noteholders with such registration statement (and any amendments thereto) promptly following the filing thereof.

The quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of Parent and the Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries, if any.

In addition, Parent will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

Each of the following is an Event of Default:

(1) a default in the payment of interest on the Notes when due, continued for 30 days;

(2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Company or Parent to comply with its obligations under “—Certain Covenants—Merger, Amalgamation and Consolidation” above;

(4) the failure by Parent or the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “—Change of Control” (other than a failure to purchase Notes) or under “—Certain Covenants” under “—Limitation on Indebtedness,” “—Limitation on Restricted Payments,” “—Limitation on Restrictions on Distributions from Restricted Subsidiaries,” “Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase Notes), “—Limitation on Affiliate Transactions,” “—Limitation on Line of Business,” “—Future Guarantors,” or “—SEC Reports”;

(5) the failure by Parent, the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) Indebtedness of Parent, the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $20 million (the “cross acceleration provision”);

(7) certain events of bankruptcy, insolvency or reorganization of Parent, the Company, a Subsidiary Guarantor or any Significant Subsidiary (the “bankruptcy provisions”);

(8) any judgment or decree for the payment of money in excess of $20 million is entered against Parent, the Company, a Subsidiary Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”); or

(9) the Parent Guaranty or any Guaranty of a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of the Parent Guaranty or such Subsidiary Guaranty) or Parent or any Subsidiary Guarantor denies or disaffirms its obligations under the Parent Guaranty or its Subsidiary Guaranty, as the case may be.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately; provided, however, that so long as any Bank Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (1) five Business Days after the giving of written notice to the Company and the administrative agent (or similar agent if there is no administrative agent) under the Credit Agreement and (2) the day on which any Bank Indebtedness is accelerated. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences. In the event of any Event of Default specified in clause (6) above, such Event of Default and all consequences thereof shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose

(x) the Indebtedness that is the basis for such Event of Default has been discharged, or

(y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce the principal of or change the Stated Maturity of any Note;

(4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption” above;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7) make any change in, the amendment provisions which require each holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

(9) make any change in, or release other than in accordance with the Indenture, the Parent Guaranty or any Subsidiary Guaranty that would adversely affect the Noteholders.

Notwithstanding the preceding, without the consent of any holder of the Notes, the Company, Parent, the Subsidiary Guarantors and Trustee may amend the Indenture:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company, Parent, or any Subsidiary Guarantor under the Indenture;

(3) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) to add Guarantees with respect to the Notes, including any Subsidiary Guarantees, or to secure the Notes;

(5) to add to the covenants of the Company, Parent or a Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, Parent or a Subsidiary Guarantor;

(6) to make any change that does not adversely affect the rights of any holder of the Notes;

(7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8) to make any amendment to the provisions of the Indenture relating to the form, authentication, transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially affect the rights of Holders to transfer Notes.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company, Parent or a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When we (1) deliver to the Trustee all outstanding Notes for cancellation or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in any case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, we may terminate all our obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, at any time we may terminate our obligations under “—Change of Control” and under the covenants described under “—Certain Covenants” (other than the covenant described under “—Merger, Amalgamation and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to the Parent Guarantor, Subsidiary Guarantors and Significant Subsidiaries and the judgment default provision described under “—Defaults” above and the limitations contained in clause (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries and Subsidiary Guarantors), (8) or (9) under “—Defaults” above or because of the failure of the Company to comply with clause (3) or (4) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, Parent and each Subsidiary Guarantor will be released from all of its obligations with respect to its Guaranty.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

U.S. Bank National Association is to be the Trustee under the Indenture. We have appointed U.S. Bank National Association as Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company, Parent or any Subsidiary Guarantor will have any liability for any obligations of the Company, Parent or any Subsidiary Guarantor under the Notes, the Parent Guaranty, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Consent to Jurisdiction and Service

Parent will appoint its Chief Executive Officer, located at 8601 Six Forks Road, Raleigh, NC 27615, as its United States agent for actions relating to the Notes, the Registration Rights Agreement or the Indenture brought under Federal or state securities laws brought in any Federal or state court located in the Borough of Manhattan in The City of New York and will submit to such jurisdiction.

Certain Definitions

“Acquisition” means the acquisition of the metering systems business of Invensys plc by certain subsidiaries of Parent pursuant to the Stock Purchase Agreement dated as of October 21, 2003, as amended on December 17, 2003, by and among IMS Meters Holdings, Inc. (renamed Sensus Metering Systems Inc. on December 2, 2003) and the sellers named therein.

“Additional Assets” means:

(1) any property, plant or equipment used in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Parent, the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “—Certain Covenants—Limitation on Restricted Payments” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or Parent or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Asset Disposition” means any sale, lease (other than an operating lease entered into in the ordinary course of business), transfer or other disposition (or series of related sales, leases, transfers or dispositions) by Parent or any Restricted Subsidiary, including any disposition by means of a merger, amalgamation, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than Parent or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of Parent or any Restricted Subsidiary; or

(3) any other assets of Parent or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of clauses (1), (2) and (3) above,

(A) a disposition by a Restricted Subsidiary to Parent or the Company or by Parent, the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

(B) for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and (ii) a disposition of all or substantially all the assets of Parent in accordance with the covenant described under “—Certain Covenants—Merger and Consolidation”;

(C) a disposition of assets with a Fair Market Value of less than $2.5 million;

(D) a disposition of cash or Temporary Cash Investments;

(E) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(F) the disposition of inventory or obsolete or worn out equipment in the ordinary course of business;

(G) the good faith surrender or waiver of contract rights, tort claims or statutory rights;

(H) sales or grants of licenses or sublicenses to use the patents, copyright and other intellectual property of Parent or any of the Restricted Subsidiaries to the extent such license does not interfere with the business of Parent or any Restricted Subsidiary; and

(I) any transfer or sale of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Subsidiary for the Fair Market Value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, it being understood that, for the purposes of this clause (I), investments received in exchange for the transfer of accounts receivable and related assets will be deemed to constitute cash if the Receivables Subsidiary or other payor is required to repay such investments as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of Parent entered into as part of a Qualified Receivables Transaction).

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.

“Bank Indebtedness” means all Obligations pursuant to the Credit Agreement.

“Board of Directors” with respect to a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Change of Control” means any of the following events:

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Parent;

(2) during any consecutive two-year period, individuals who at the beginning of such period constituted the Parent Board (together with any new directors whose election or appointment by such Parent Board or whose nomination for election by the shareholders of Parent was approved by a vote of a majority of the Directors of Parent then still in office who were either directors at the beginning of such period or whose election, appointment or nomination for election was previously so approved) cease for any reason to constitute a majority of the Parent Board then in office;

(3) the adoption of a plan relating to the liquidation, winding up or dissolution of Parent or the Company;

(4) the merger, amalgamation or consolidation of Parent with or into another Person or the merger or amalgamation of another Person with or into Parent, or the sale of all or substantially all the assets of Parent (determined on a consolidated basis) to another Person other than (A) a transaction in which the survivor, continuing entity or transferee is a Person that is controlled by the Permitted Holders or (B) a transaction following which (i) in the case of a merger, amalgamation or consolidation transaction, holders of securities that represented 100% of the Voting Stock of Parent immediately prior to such transaction (or other securities into which such securities are converted as part of such merger, amalgamation or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving or continuing Person in such merger, amalgamation or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Parent Guaranty and a Subsidiary of the transferor of such assets; or

(5) the failure of Parent to beneficially own, directly or indirectly, 100% of the Voting Stock of the Company.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commodity Price Protection Agreement” means, with respect to any Person, any forward contract, commodity swap, commodity option or other similar agreement or arrangement entered into to protect such Person or its Subsidiaries against fluctuations in commodity prices.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (a) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination to (b) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1) if Parent or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2) if Parent or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if Parent or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3) if since the beginning of such period Parent or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Parent or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Parent and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Parent and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4) if since the beginning of such period Parent or any Restricted Subsidiary (by merger, amalgamation or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged or amalgamated with or into Parent or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by Parent or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. Any such pro forma calculations may include operating expense reductions (net of associated expenses) for such period resulting from the acquisition or other Investment which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Rule 11-02 of Regulation S-X under the Securities Act or (b) have been realized or for which substantially all the steps necessary for realization have been taken or, at the time of determination, are reasonably expected to be taken within 90 days immediately following any such acquisition or other Investment, including, but not limited to, the execution, termination, renegotiation or modification of any contracts, the termination of any personnel or the closing of any facility, as applicable, provided that, in any case, such adjustments shall be calculated on an annualized basis and such adjustments are set forth in an Officer’s Certificate signed by Parent’s chief financial officer and another Officer which states in detail (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (iii) that such adjustment or adjustments and the plan or plans related thereto have been reviewed and approved by the Parent Board. Any such Officers’ Certificate will be provided to the Trustee if Parent Incurs any Indebtedness or takes any other action under the Indenture in reliance thereon. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

“Consolidated Interest Expense” means, for any period, the total interest expense of Parent and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by Parent or any Restricted Subsidiary, without duplication:

(1) interest expense attributable to Capital Lease Obligations;

(2) amortization of debt discount;

(3) capitalized interest;

(4) non-cash interest expense;

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6) net payments pursuant to Hedging Obligations;

(7) dividends accrued in respect of all Preferred Stock of Parent that is Disqualified Stock and all Preferred Stock of any Restricted Subsidiary, in each case to the extent held by Persons other than Parent or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock)); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of Parent in good faith); and

(8) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) Parent or any Restricted Subsidiary;

minus, to the extent included in such total interest expense, and to the extent incurred by Parent or any Restricted Subsidiary, (A) amortization or write off of debt issuance costs and deferred financing costs and (B) interest expense attributable to dividends in respect of all Preferred Stock of Parent that is not Disqualified Stock pursuant to Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”

“Consolidated Net Income” means, for any period, the net income of Parent and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than Parent) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the exclusion contained in clause (4) below, Parent’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Parent or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B) Parent’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2) any net income (or loss) of any Person acquired by Parent or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Parent (but, in the case of any Foreign Subsidiary, only to the extent cash equal to such net income (or a portion thereof) for such period is not readily procurable to Parent from such Foreign Subsidiary pursuant to intercompany loans, repurchases of Capital Stock or otherwise), except that:

(A) subject to the exclusion contained in clause (4) below, Parent’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to Parent or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) Parent’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain (or loss) realized upon the sale or other disposition of any assets of Parent, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5) extraordinary gains or losses;

(6) the cumulative effect of a change in accounting principles;

(7) any non-recurring fees, charges or other expenses (including bonus and retention payments but excluding non-cash compensation charges) made or incurred in connection with the Acquisition or the financing thereof;

(8) Systems/Organizational Establishment Expenses; and

(9) interest expense attributable to dividends in respect of all Preferred Stock of Parent that is not Disqualified Stock pursuant to Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”;

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to Parent or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Credit Agreement” means the Credit Agreement to be entered into on the Issue Date by and among Parent, the Company, Sensus Metering Systems (LuxCo 2) s.a.r.l., the lenders referred to therein, Credit Suisse First Boston, as Administrative Agent, European Administrative Agent, U.S. Collateral Agent and European Collateral Agent, and Goldman Sachs Credit Partners L.P., as Syndication Agent, together with the related documents thereto (including the term loan facilities and revolving loan facilities thereunder, any guarantees and security documents), as amended, extended, renewed, restated, replaced, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness Incurred to Refinance or otherwise replace, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement.

“Currency Agreement” means, with respect to any Person, any foreign exchange contract, currency swap agreement, futures contract, options contract, synthetic cap or other similar agreement with respect to currency values designed to protect such Person or its Subsidiaries against fluctuations in currency exchanges.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness”, with respect to a Person; means:

(1) the Bank Indebtedness; and

(2) any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the 91st day after the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

(1) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and “—Change of Control”; and

(2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“EBITDA” for any period means the sum of Consolidated Net Income, plus the following, without duplication, to the extent deducted in calculating such Consolidated Net Income:

(1) all income tax expense of Parent and its consolidated Restricted Subsidiaries;

(2) Consolidated Interest Expense;

(3) depreciation and amortization expense of Parent and its consolidated Restricted Subsidiaries (including any increased expense or depreciation or amortization charges resulting from purchase accounting adjustments or inventory write-ups with respect to acquisitions and amortization charges or write-off of deferred financing costs and debt issuance costs);

(4) all other non-cash charges of Parent and its consolidated Restricted Subsidiaries (minus, with respect to any such non-cash charge occurring after the Issue Date that was previously added in a prior period to Consolidated Net Income to calculate EBITDA and that represents an accrual of or reserve for cash expenditures in any future period, any payments made during such period);

(5) any non-capitalized costs incurred in connection with financings, acquisitions or dispositions (including financing and refinancing fees and any premium or penalty paid in connection with redeeming or retiring Indebtedness prior to its Stated Maturity thereof pursuant to the agreements governing such Indebtedness);

(6) any restructuring costs and other similar costs that are (A) added to net income to calculate “Adjusted EBITDA” as set forth in the Prospectus for the twelve-month period ended September 30, 2003 or set forth in the section of the Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—After the Acquisition” with respect to the second half of fiscal 2004 and fiscal 2005 or (B) incurred in connection with acquisitions consummated after the Issue Date; and

(7) expenses attributable to Incentive Arrangements;

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income and (x) only if a corresponding amount would be permitted at the date of determination to be dividended to Parent by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders or (y) in the case of any Foreign Subsidiary, only if a corresponding amount of cash is readily procurable to Parent from such Foreign Subsidiary pursuant to intercompany loans, repurchases of Capital Stock or otherwise, provided that to the extent cash of such Foreign Subsidiary provided the basis for including the net income of such Foreign Subsidiary in Consolidated Net Income pursuant to clause (3) of the definition of “Consolidated Net Income,” such cash shall not be taken into account for the purposes of determining readily procurable cash under this clause (y).

“Equity Offering” means (i) an underwritten primary public offering of common stock of the Company or Parent pursuant to an effective registration statement under the Securities Act or (ii) any private placement of common stock of the Company or Parent to any Person other than issuances upon exercise of options by employees of Parent or any of the Restricted Subsidiaries.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any property or asset, the price which could be negotiated in an arm’s-length, free market transaction for cash between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined in good faith by the Parent Board, whose determination will be conclusive.

“Foreign Subsidiary” means any Restricted Subsidiary of Parent that (x) is not organized under the laws of the United States of America or any State thereof or the District of Columbia or (y) is organized under the laws of the United States of America or any State thereof or the District of Columbia whose only assets, other than immaterial assets, consist of shares of Capital Stock of a Person described in clause (x) above.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means any of Parent and the Subsidiary Guarantors.

“Guaranty” means any of the Parent Guaranty and the Subsidiary Guarantees.

“Guaranty Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations with respect to the Notes on the terms provided for in the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Price Protection Agreement.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incentive Arrangements” means any (i) earn-out agreements, (ii) stock appreciation rights, (iii)”phantom” stock plans, (iv) employment agreements, (v) non-competition agreements and (vi) incentive and bonus plans entered into by Parent or any Restricted Subsidiary for the benefit of, and in order to retain, executives, officers or employees of Persons or businesses in connection with the acquisition of the Capital Stock of such Persons or the acquisition of such businesses by Parent or such Restricted Subsidiary.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain Covenants—Limitation on Indebtedness”:

(1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3) the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2) all Capital Lease Obligations of such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property, which purchase price is due more than 90 days after the purchase of such property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or of any Preferred Stock of any Subsidiary of such Person or that are determined by the value of such Disqualified Stock or Preferred Stock, as applicable, the principal amount of such Disqualified Stock or Preferred Stock, as applicable, to be determined in accordance with the Indenture (but excluding, in each case, accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations of such Person (the amount of any such Obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Obligations that would be payable by such Person at any time).

Notwithstanding the foregoing, in connection with the purchase by Parent or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing (including pursuant to an earn-out agreement or any stock appreciation rights).

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Interest Rate Agreement” means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure of such Person or its Subsidiaries to interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value of Capital Stock, Indebtedness or other similar instruments issued by such Person. If Parent or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by Parent or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by Parent or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by Parent or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investment” shall include the portion (proportionate to Parent’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Parent shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) Parent’s “Investment” in such

Subsidiary at the time of such redesignation less (B) the portion (proportionate to Parent’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Issue Date” means December 17, 2003.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by Parent or any Restricted Subsidiary after such Asset Disposition; and

(5) any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds”, with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

“Prospectus” means the final Prospectus dated as of December 11, 2003, used in connection with the offering of the Notes.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of Parent.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Parent or the Trustee.

“Parent” means Sensus Metering Systems (Bermuda 2) Ltd., a company organized under the laws of Bermuda, and its successors.

“Parent Board” means the Board of Directors of the Parent or any committee thereof duly authorized to act on behalf of such Board.

“Parent Guaranty” means the Guarantee by Parent of the Company’s obligations with respect to the Notes.

“Permitted Acquisition Payments” means, without duplication, the following payments and distributions: (i) payments to Invensys plc and certain of its Subsidiaries on the Issue Date in connection with the Acquisition, (ii) payments to Invensys plc and certain of its Subsidiaries relating to any purchase price adjustment in connection with the Acquisition, provided such payments are on the terms and conditions set forth in the definitive documentation for the Acquisition as in effect on the Issue Date and (iii) the payment of transaction fees and expenses relating to the Acquisition not in excess of $35.0 million in the aggregate.

“Permitted Holders” means the Resolute Fund L.P., GS Capital Partners 2000, L.P. and their respective Affiliates. Except for a Permitted Holder specifically identified by name, in determining whether Voting Stock is owned by a Permitted Holder, only Voting Stock acquired by a Permitted Holder in its described capacity will be treated as “beneficially owned” by such Permitted Holder.

“Permitted Investment” means an Investment by Parent or any Restricted Subsidiary in:

(1) Parent, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if, as a result of such Investment, such other Person is merged, amalgamated or consolidated with or into, or transfers or conveys all or substantially all its assets to, Parent or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Temporary Cash Investments;

(4) receivables owing to Parent or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Parent or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel, commission and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of Parent or such Restricted Subsidiary;

(7) prepayments and credits or advances to customers or suppliers in the ordinary course of business;

(8) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Parent or any Restricted Subsidiary or in satisfaction of judgments;

(9) any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” or (B) a disposition of assets not constituting an Asset Disposition;

(10) any Person where such Investment was acquired by Parent or any of the Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by Parent or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by Parent or any of the Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(11) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by Parent or any Restricted Subsidiary;

(12) any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(13) any Person to the extent such Investment existed on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(14) any Investment by Parent or a Restricted Subsidiary in a Receivables Subsidiary, or any Investment by a Receivables Subsidiary in another Person, in each case in connection with a Qualified Receivables Transaction; provided, however, that such Investment is in the form of a purchase money note, equity or residual interest or limited liability company interest; and

(15) Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (15) outstanding on the date such Investment is made, do not exceed the greater of (A) $25.0 million and (B) 3% of consolidated Total Assets of Parent and the Restricted Subsidiaries.

“Person” means any individual, corporation, partnership, company, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by Parent or any Restricted Subsidiary pursuant to which Parent or any Restricted Subsidiary sells, conveys or otherwise transfers to (i) a Receivables Subsidiary (in the case of a transfer by Parent or any Restricted Subsidiary) and (ii) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of Parent or any Restricted Subsidiary, and any assets related thereto, including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets (including contract rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Rating Agency” means Standard & Poor’s and Moody’s or if Standard & Poor’s or Moody’s or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Parent Board) which shall be substituted for Standard & Poor’s or Moody’s or both, as the case may be.

“Receivables Subsidiary” means a Subsidiary of Parent which engages in no activities other than in connection with the financing of accounts receivable or related assets (including contract rights) and which is designated by the Parent Board (as provided below) as a Receivables Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is Guaranteed by Parent or any Restricted Subsidiary (but excluding customary representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction), (ii) is recourse to or obligates Parent or any Restricted Subsidiary in any way other than pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction or (iii) subjects any property or asset (including contract rights) of Parent or any Restricted Subsidiary (other than accounts receivable and related assets as provided in the definition of “Qualified Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction, (b) with which neither Parent nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms no less favorable to Parent or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Parent, other than customary fees payable in connection with servicing accounts receivable and (c) with which neither Parent nor any Restricted Subsidiary has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Parent Board will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Parent Board giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of Parent or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or a Guaranty, such Refinancing Indebtedness is subordinated in right of payment to the Notes or such Guaranty at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary of Parent that Refinances Indebtedness of Parent or Indebtedness of a Subsidiary of the Company that Refinances Indebtedness of the Company or (B) Indebtedness of Parent or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of the Issue Date among Parent, the Company, the Subsidiary Guarantors, Credit Suisse First Boston LLC and Goldman, Sachs & Co.

“Related Business” means any business in which Parent or any of the Restricted Subsidiaries was engaged on the Issue Date and any business similar, related, ancillary or complementary to such business.

“Representative” means, with respect to a Person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

“Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to Parent or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Parent held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of Parent (other than by a Restricted Subsidiary), including in connection with any merger, amalgamation or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of Parent that is not Disqualified Stock);

(3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of Parent or any Subsidiary Guarantor (other than (A) from Parent or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition); or

(4) the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of Parent, including the Company, that is not an Unrestricted Subsidiary.

“Restricted U.S. Subsidiary” means each Restricted Subsidiary of Parent, other than the Company, that is organized under the laws of the United States of America or any State thereof or the District of Columbia.

“Revolving Credit Facility” means each of the revolving credit facilities contained in the Credit Agreement and any other facility or financing arrangement that Refinances, in whole or in part, any such revolving credit facility.

“Revolving Credit Facility Borrower” means any Person that is a borrower under any Revolving Credit Facility, other than the Company or any Guarantor.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of Parent, the Company or a Subsidiary Guarantor secured by a Lien.

“Securities Act” means the U.S. Securities Act of 1933.

“Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other obligations are subordinate or pari passu in right of payment to the Notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to Parent or any Subsidiary;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Senior Subordinated Indebtedness” means, with respect to a Person, the Notes (in the case of the Company), the Parent Guaranty (in the case of Parent), the Subsidiary Guaranty (in the case of a Subsidiary Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Guaranty, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of Parent within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes, the Parent Guaranty or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, company, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of Parent that thereafter guarantees the Notes pursuant to the terms of the Indenture.

“Subsidiary Guaranty” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes.

“Systems/Organizational Establishment Expenses” means the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by Parent and the Restricted Subsidiaries in establishing financial, information technology and other similar systems of Parent and the Restricted Subsidiaries, including costs of the transition and integration of any such systems acquired in the Acquisition, as a direct result of the establishment of the business acquired in the Acquisition as a standalone business following the Acquisition.

“Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 270 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of Parent) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to Standard and Poor’s;

(5) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s;

(6) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above; and

(7) solely in respect of the ordinary course cash management activities of the Foreign Subsidiaries, equivalents of the investments described in clause (1) above to the extent guaranteed by any member state of the European Union or the country in which the Foreign Subsidiary operates and equivalents of the investments described in clause (2) above issued, accepted or offered by (a) the local office of any commercial bank meeting the requirements of clause (4) above in the jurisdiction of organization of the applicable Foreign Subsidiary or (b) the local office of any commercial bank organized under the laws of the jurisdiction of organization of the applicable Foreign Subsidiary which commercial bank (1) has combined capital and surplus and undivided profits of not less than $250.0 million and (2) a long-term rating for Dollar-denominated obligations of “A-1” (or higher) according to Standard & Poor’s or “P-1” (or higher) according to Moody’s.

“Term Loan Borrower” means any Person that is a borrower under any Term Loan Facility, other than the Company or any Guarantor.

“Term Loan Facility” means each of the term loan facilities contained in the Credit Agreement and any other facility or financing arrangement that Refinances in whole or in part any such term loan facility.

“Total Assets” with respect to any Person, means the total assets of such Person, determined in accordance with GAAP, as set forth on such Person’s most recent balance sheet as of a date not earlier than 30 days prior to the time such determination is being made.

“Trustee” means U.S. Bank National Association until a successor replaces it and, thereafter, means the successor.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939 (15 U.S.C. $$ 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of Parent, other than the Company, that at the time of determination shall be designated an Unrestricted Subsidiary by the Parent Board in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Parent Board may designate any Subsidiary of Parent (including any newly acquired or newly formed Subsidiary, but excluding the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, Parent or any other Subsidiary of Parent that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Parent Board may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Parent Board shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Parent Board giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date that is two Business Days prior to such determination.

Except as described under “—Certain Covenants—Limitation on Indebtedness,” whenever it is necessary to determine whether Parent or any Restricted Subsidiary has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by Parent or one or more other Wholly Owned Subsidiaries.

BOOK-ENTRY; DELIVERY AND FORM

The notes are currently represented by one or more fully registered global notes without interest coupons. The notes were deposited upon issuance with the trustee as custodian for The Depository Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below.

Except as described below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for Notes in certificated form except in limited circumstances. See “—Certificated Securities” for more information about the circumstances in which certificated notes may be issued.

Transfers of beneficial interests in the global notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.

The notes may be presented for registration of transfer and exchange at the offices of the registrar.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC, which we refer to as “participants,” or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any), interest (including additional interest) on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including additional interest) on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for certificated securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the trustee nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the global notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain material U.S. federal income tax aspects of the ownership and disposition of the notes by persons who are beneficial owners of the notes and who hold the notes as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, amended, or Code. This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the ownership and disposition of the notes by a prospective investor in light of its personal circumstances. This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, partnerships or other pass-through entities, regulated investment companies, insurance companies, persons that hold the notes as part of a “straddle,” as part of a “hedge” against currency risk, or as part of a “conversion transaction” or U.S. persons that have a “functional currency” other than the U.S. dollar. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction or, except to a limited extent under the caption “Non-U.S. Holders,” any possible applicability of U.S. federal gift or estate tax.

This summary is based upon current provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

Persons considering the purchase of notes should consult their own tax advisors concerning the application of U.S. federal income tax laws, as well as the law of any state, local or foreign taxing jurisdiction, to their particular situations.

Redemption Premium. We may be required to pay a premium if we exercise our option to redeem the notes early (as described above in “Description of the Notes—Optional Redemption”) or if we are required to redeem the notes upon a change of control (as described above in “Description of the Notes—Change of Control”). Because the exercise of our early redemption option at a premium would increase the yield on the notes, under applicable Treasury regulations we will be deemed as of the issue date of the notes to not exercise this option. Consequently, any redemption premium that is paid to a holder of notes will be includible in gross income at the time such premium is paid or accrues in accordance with such holder’s regular method of tax accounting. In addition, we intend to take the position under applicable Treasury regulations that the likelihood of the payment of a redemption premium upon a change of control was remote as of the time of issue of the notes. If this position is respected, any redemption premium that is paid to a holder upon a change of control will be includible in gross income at the time such premium is paid or accrues in accordance with such holder’s regular method of tax accounting. Our determination that the likelihood of a change of control triggering a redemption of the notes is a remote contingency is binding on a holder unless such holder discloses in the proper manner to the Internal Revenue Service, or IRS, that it is taking a different position. Although we believe that our treatment of the redemption premium described in this paragraph is proper under the applicable Treasury regulations, it is possible that the IRS might contend that redemption premium should be accrued by holders as original issue discount, or OID, under the rules applicable to “contingent payment debt instruments.” If the notes were treated as contingent payment debt instruments, the tax consequences could differ materially and adversely from those described in this paragraph and below. If the notes were treated as contingent payment debt instruments, any gain recognized on the sale or other disposition of a note would be treated as ordinary income rather than capital gain, and the timing and amounts of income inclusions might differ from the consequences described below. The remainder of this disclosure assumes that the notes will not be treated as contingent payment debt instruments.

U.S. Holders

For purposes of the following discussion, a U.S. Holder is a beneficial owner of a note that is, for U.S. federal income tax purposes:

•

a citizen or resident of the United States, including an alien resident who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•

a corporation, or entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if (i) a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) if the trust has made a valid election to be treated as a U.S. person.

If a partnership holds notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding notes, you should consult your own tax advisor.

Stated Interest. The tax treatment of interest paid on a note depends on whether the interest is “qualified stated interest.” Qualified stated interest is any interest on a debt security having a maturity of more than one year from its issue date that is unconditionally payable at least annually over the entire term of the note at a single fixed rate. For these purposes, the stated interest on a note will constitute qualified stated interest. Qualified stated interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

Market Discount. If a U.S. Holder acquires a note (other than a U.S. Holder who is treated as having acquired such note at its original issuance at a price equal to the issue price of such note) for a price that is less than the remaining stated redemption price at maturity (i.e., the sum of all remaining payments scheduled to be made on such note other than payments of qualified stated interest), the difference is treated as “market discount” for U.S. federal income tax purposes unless such difference is less than a de minimis amount (0.25% of the product of the remaining stated redemption price at maturity and the number of complete years to maturity from the date of acquisition of the note).

Under the market discount rules of the Code, a U.S. Holder is required to treat any payment (other than a payment of qualified stated interest) on, or any gain on the sale, exchange, retirement, redemption or other disposition of, a note as ordinary income to the extent of the market discount that has not previously been included in income. Special rules apply to the transfer or exchange of debt instruments with market discount in nonrecognition transactions.

In general, market discount accrues on a ratable basis. A U.S. Holder may, however, elect to determine the accrual of market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable. With respect to notes with market discount, the ability of a U.S. Holder to deduct immediately the interest expense on any indebtedness incurred or continued to purchase or carry such notes may be limited. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule just described does not apply. This election applies to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a note is increased by the amount of market discount included in such U.S. Holder’s income under this election.

Premium. A U.S. Holder purchases a note at a “premium” if such holder’s adjusted tax basis in the note immediately after purchase exceeds the remaining stated redemption price at maturity of the note. U.S. Holders may elect to amortize premium under a constant yield method as an offset to qualified stated interest income.

Although premium generally is amortized over the remaining term of a debt instrument, special rules apply to debt instruments like the notes which may be redeemed prior to their stated maturity. A U.S. Holder who elects to amortize premium must reduce such holder’s tax basis in the note by the amount of the premium used to offset qualified state interest income as described above. If this election is made with respect to any note, it also will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies and to all debt instruments subsequently acquired by the U.S. Holder, and will be binding for all subsequent taxable years unless the election is revoked with the consent of the IRS.

U.S. Holders should consult their tax advisors regarding the potential application of the rules regarding market discount and premium to their particular situations.

Sale, Exchange or Redemption of the Notes. Unless a non-recognition provision applies, upon the disposition of a note by sale, exchange or redemption, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest not yet taken into income, which will be treated as interest income as described above) and (ii) the U.S. Holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the notes (net of accrued interest) decreased by any payments on the notes (other than payments of stated interest).

Gain or loss from the disposition of a note will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the note for longer than one year. You should consult your own tax advisor regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income if you are not a corporation) and losses (the deductibility of which is subject to limitation).

Backup Withholding and Information Reporting. A U.S. Holder of a note may be subject, under certain circumstances, to backup withholding at a rate of 28% (which rate is scheduled to be increased to 31% for 2011 and thereafter) with respect to payments of interest on, and gross proceeds from a sale or other disposition of, a note. These backup withholding rules apply if the U.S. Holder, among other things:

•	fails to furnish a social security number, or SSN, or other taxpayer identification number, or TIN, certified under penalties of perjury within a reasonable time after the request therefor;

•	furnishes an incorrect SSN or TIN;

•	fails to properly report interest; or

•

under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the SSN or TIN furnished is the correct number and that such U.S. Holder is not subject to backup withholding.

A U.S. Holder of a note who does not provide his, her or its correct SSN or TIN may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding is creditable against the U.S. Holder’s U.S. federal income tax liability, provided the requisite information is provided to the IRS. Certain persons are exempt from backup withholding, including corporations and tax-exempt entities, provided their exemption from backup withholding is properly established. U.S. Holders of notes should consult their tax advisors as to their qualifications for exemption from withholding and the procedure for obtaining such exemption.

We will report to the holder of a note and the IRS the amount of any “reportable payments” made by us to such holder and any amount withheld with respect to the notes during the calendar year.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income and estate tax consequences to a holder of a note that is an individual, corporation or other entity treated as a corporation for U.S. federal income tax purposes, estate or trust that is not a U.S. Holder, which we refer as a “Non-U.S. Holder.” For purposes of the following discussion, interest and gain on the sale, exchange or other disposition of a note will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the conduct of a U.S. trade or business; or

•

in the case of a treaty resident who qualifies for benefits under a treaty with a “permanent establishment clause,” attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Stated Interest. Generally, interest paid to a Non-U.S. Holder of a note will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Interest on the notes will qualify as portfolio interest if certain conditions with respect to the notes are satisfied and if the Non-U.S. Holder:

•	does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock within the meaning of Section 871(h)(3) of the Code and the regulations thereunder;

•	is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code;

•	is not a bank which acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•

either (A) provides to us or our paying agent its name and address on an IRS Form W-8BEN and certifies, under penalties of perjury, that such holder is not a U.S. person, or (B) holds notes through certain foreign intermediaries and satisfies the certification requirements of applicable Treasury regulations.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular graduated U.S. rates and will not be subject to U.S. federal withholding tax at the 30% gross rate if the Non-U.S. Holder certifies on IRS Form W-8ECI that such holder is exempt from withholding tax because the interest income on the notes is effectively connected with the conduct of such holder’s trade or business in the United States. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax.” To claim an exemption from withholding, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required, in certain instances, to obtain a TIN and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable regulations for payments through qualified intermediaries and payments to partnerships, estates and trusts. You should consult your tax advisor regarding the application of the U.S. federal withholding tax rules to your particular circumstances.

Sale, Exchange or Redemption of the Notes. Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note will not be subject to U.S. federal income tax, unless:

•	such gain is U.S. trade or business income;

•

subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition; or

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

Federal Estate Tax. A note held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his death will not be subject to U.S. federal estate tax, provided the interest on the notes is exempt from withholding of U.S. federal income tax under the portfolio interest exemption described above (without regard to the certification requirement) and income on such note was not U.S. trade or business income. If you are an individual, you should consult with your tax advisor regarding the possible application of the U.S. federal estate tax to your particular circumstances.

Information Reporting and Backup Withholding. We must report annually to the IRS and to each Non-U.S. Holder any interest that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Treasury regulations provide that the backup withholding tax at a rate of 28% (which rate is scheduled to be increased to 31% for 2011 and thereafter) and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of a note to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a U.S. related person). In the case of the payment of the proceeds from the disposition of a note to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge or reason to know to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is provided to the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

PLAN OF DISTRIBUTION

This prospectus is to be used by Goldman, Sachs & Co. in connection with offers and sales related to market-making transactions in the notes. Goldman, Sachs & Co. may act as principal or agent in such transactions. Such sales will be made at prices relating to prevailing market prices at the time of sale. Goldman, Sachs & Co. has no obligation to make a market in the notes, and may discontinue its market-making activities at any time without notice, at its sole discretion.

As of June 30, 2007, affiliates of Goldman, Sachs & Co. beneficially owned, in the aggregate, 33.0% of the outstanding Class A common stock of Holdings, our ultimate parent, and 49.3% of the outstanding Series B convertible preferred shares of Holdings. Certain of our directors are employees of Goldman, Sachs & Co. Goldman, Sachs & Co. acted as an initial purchaser in connection with the original offering of the old notes. See “The Invensys Metering Systems Acquisition,” “Management,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions, and Director Independence” for a description of certain relationships between us and Goldman, Sachs & Co. and its affiliates.

We will receive no portion of the proceeds of the sales of the notes and will bear the expenses incident to the registration thereof. We have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments Goldman, Sachs & Co. may be required to make in respect thereof.

LEGAL MATTERS

The validity of the notes and the guarantees has been passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, and as to certain matters of Bermuda law relating to the validity of the guarantees, by Conyers Dill & Pearman, Hamilton, Bermuda.

EXPERTS

The consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. at March 31, 2007 and 2006, and for each of the three years in the period ended March 31, 2007, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission, or SEC, a registration statement on Form S-1 (Reg. No. 333-118053) with respect to the securities we are offering. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

Under the terms of the indenture that governs the outstanding notes, we have agreed that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the trustee and the holders of the notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such forms and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

You may read and copy any document we file with the SEC at the SEC’s public reference room at the following address:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

Parent is a Bermuda exempted company. Certain of its directors and officers may not be residents of the United States, and a substantial portion of its assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against Parent or those persons based on the civil liability provisions of the U.S. securities laws. However, Parent will irrevocably agree (i) that it may be served with process with respect to actions based on offers and sales of securities made in the United States and other violations of U.S. securities laws by having its chief executive officer (from time to time) located at 8601 Six Forks Road, Suite 300, Raleigh, NC 27615, be its United States agent appointed for that purpose and (ii) that service of process upon such agent and written notice of said service of process to the Parent mailed or delivered to its secretary at its registered office at 2 Church Street, Hamilton HM 11, Bermuda, shall be deemed in every respect effective service of process upon the Parent with respect to such actions. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against Parent or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Parent or its directors or officers under the securities laws of other jurisdictions.

Sensus Metering Systems (Bermuda 2) Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of

Sensus Metering Systems (Bermuda 2) Ltd.

We have audited the accompanying consolidated balance sheets of Sensus Metering Systems (Bermuda 2) Ltd. as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sensus Metering Systems (Bermuda 2) Ltd. at March 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Raleigh, North Carolina

May 10, 2007

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED BALANCE SHEETS

(in millions, except per share and share data)

	March 31, 2007	March 31, 2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$34.9	$52.6
Accounts receivable:
Trade, net of allowance for doubtful accounts of $1.8 and $1.4 at March 31, 2007 and 2006, respectively	98.3	88.5
Other	1.4	1.8
Inventories, net	63.6	56.2
Prepayments and other current assets	11.5	10.5
Deferred income taxes	6.4	4.6

Total current assets	216.1	214.2

Property, plant and equipment, net	134.3	136.8
Intangible assets, net	220.9	215.9
Goodwill	370.2	330.5
Deferred income taxes	9.2	12.5
Other long-term assets	22.5	25.2

Total assets	$973.2	$935.1

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$64.1	$60.5
Current portion of long-term debt	—	0.6
Short-term borrowings	3.9	4.0
Income taxes payable	1.3	2.7
Restructuring accruals	3.7	3.0
Accruals and other current liabilities	61.4	57.6

Total current liabilities	134.4	128.4

Long-term debt, less current portion	471.6	481.0
Pensions	46.5	44.8
Deferred income taxes	73.2	77.3
Other long-term liabilities	12.9	9.8
Minority interest	8.1	7.4

Total liabilities	746.7	748.7

Commitments and Contingencies (Note 18)
STOCKHOLDER’S EQUITY:
Common stock, par value $1.00 per share, 12,000 shares authorized, issued and outstanding	—	—
Paid-in capital	243.2	200.0
Accumulated deficit	(18.1)	(10.1)
Accumulated other comprehensive income (loss)	1.4	(3.5)

Total stockholder’s equity	226.5	186.4

Total liabilities and stockholder’s equity	$973.2	$935.1

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions)

	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005
TOTAL NET SALES	632.9	613.9	569.8
COST OF SALES	453.8	427.5	399.0

GROSS PROFIT	179.1	186.4	170.8

OPERATING EXPENSES:
Selling, general and administrative expenses	110.4	107.9	99.5
Restructuring costs	8.5	7.2	8.1
Amortization of intangible assets	23.6	22.5	21.3
Other operating expense, net	2.7	3.4	3.0

OPERATING INCOME	33.9	45.4	38.9

NON-OPERATING (EXPENSE) INCOME:
Interest expense, net	(42.4)	(39.3)	(36.7)
Other income (expense), net	1.9	(1.1)	2.0

(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTEREST	(6.6)	5.0	4.2

PROVISION FOR INCOME TAXES	1.0	8.2	8.3

LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	(7.6)	(3.2)	(4.1)

MINORITY INTEREST	(0.5)	—	(0.1)

LOSS FROM CONTINUING OPERATIONS	(8.1)	(3.2)	(4.2)

DISCONTINUED OPERATIONS:
Loss from discontinued operations, net of tax	—	—	(0.5)
Gain (loss) on disposition of discontinued operations, net of tax	0.1	—	(0.3)

GAIN (LOSS) FROM DISCONTINUED OPERATIONS	0.1	—	(0.8)

NET LOSS	$(8.0)	$(3.2)	$(5.0)

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(in millions)

	Common Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at March 31, 2004	$—	$200.0	$(1.9)	$(0.1)	$198.0
Other comprehensive (loss) income:
Net loss	—	—	(5.0)	—	(5.0)
Foreign currency translation adjustment	—	—	—	1.0	1.0

Total comprehensive loss	—	—	—	—	(4.0)

Balance at March 31, 2005	—	200.0	(6.9)	0.9	194.0
Other comprehensive (loss) income:
Net loss	—	—	(3.2)	—	(3.2)
Foreign currency translation adjustment	—	—	—	2.1	2.1
Additional minimum pension liability adjustment, net of tax of $0.2 million	—	—	—	(6.8)	(6.8)
Unrealized gain on interest rate swaps, net of tax of $0.3 million	—	—	—	0.3	0.3

Total comprehensive loss	—	—	—	—	(7.6)

Balance at March 31, 2006	—	200.0	(10.1)	(3.5)	186.4
Equity contribution from parent related to AMDS acquisition	—	43.2	—	—	43.2
Other comprehensive (loss) income:
Net loss	—	—	(8.0)	—	(8.0)
Foreign currency translation adjustment	—	—	—	1.7	1.7
Additional minimum pension liability adjustment	—	—	—	3.8	3.8
Unrealized loss on interest rate swaps, net of tax of $0.5 million	—	—	—	(0.6)	(0.6)

Total comprehensive loss	—	—	—	—	(3.1)

Balance at March 31, 2007	$—	$243.2	$(18.1)	$1.4	$226.5

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005
OPERATING ACTIVITIES:
Net loss	$(8.0)	$(3.2)	$(5.0)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	24.5	19.9	18.5
Amortization of intangible assets	23.6	22.5	21.3
Amortization of deferred financing costs	2.5	2.0	2.1
Deferred income taxes	(4.2)	2.2	1.1
Net gain on sale of assets	(1.6)	(0.2)	(0.7)
Non-cash restructuring charges	1.3	1.1	—
Net (gain) loss on foreign currency transactions	(1.7)	2.1	(0.8)
Minority interest	0.5	—	0.2
Changes in operating assets and liabilities, net of effects of acquisitions and divestures:
Accounts receivable	(3.7)	(1.8)	(7.9)
Inventories	(5.4)	(5.4)	(1.6)
Accounts payable, accruals and other current liabilities	1.8	10.4	9.3
Other current assets	(0.6)	(1.4)	2.2
Other long-term assets	2.1	(2.2)	0.3
Other long-term liabilities	1.3	(0.7)	(5.3)
Income taxes payable	(0.8)	1.3	(1.5)
Pensions	(0.8)	0.5	1.5

Net cash provided by operating activities	30.8	47.1	33.7

INVESTING ACTIVITIES:
Expenditures for property, plant and equipment	(17.3)	(23.2)	(21.2)
Purchases of intangible assets	(0.4)	(1.6)	(1.2)
Software development costs	(0.6)	—	—
AMDS acquisition	(51.5)	—	—
Rongtai acquisition	(0.6)	(11.6)	—
DuPenn acquisition	(0.5)	(1.7)	—
Nexus acquisition	—	(0.1)	(6.7)
Proceeds from Invensys acquisition adjustment	—	—	6.5
Proceeds from sale of investments	—	0.4	—
Proceeds from sale of assets	1.8	1.1	2.9

Net cash used in investing activities	(69.1)	(36.7)	(19.7)

FINANCING ACTIVITIES:
Decrease in short-term borrowings	(0.1)	—	(2.2)
Principal payments on debt	(10.0)	(19.2)	(4.0)
Debt issuance costs	(0.6)	—	(1.9)
Proceeds from issuance of debt	—	0.4	—
Equity contributions from Bermuda 1 for AMDS acquisition	30.4	—	—
Proceeds from joint venture partner	—	6.0	—

Net cash provided by (used in) financing activities	19.7	(12.8)	(8.1)

Effect of exchange rate changes on cash	0.9	0.1	0.5

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(17.7)	(2.3)	6.4
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$52.6	$54.9	$48.5

CASH AND CASH EQUIVALENTS AT END OF YEAR	$34.9	$52.6	$54.9

SUPPLEMENTAL DISCLOSURES OF CASH FLOW:
Cash paid during the period for:
Interest	$40.6	$37.7	$34.3

Income taxes, net of refunds	$6.2	$2.8	$9.2

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended March 31, 2007, in conjunction with the AMDS acquisition, Sensus Metering Systems (Bermuda 1) Ltd. issued 15,000 vested preference shares to AMDS with an estimated fair value of $12.8 million (see Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Sensus Metering Systems (Bermuda 2) Ltd. (“Bermuda 2”), a wholly owned subsidiary of Sensus Metering Systems (Bermuda 1) Ltd. (“Bermuda 1”), together with its subsidiaries, referred to herein as the Company, is a leading provider of advanced metering and related communications solutions to the worldwide utility industry. The Company is a global manufacturer of water, gas, heat and electric meters including comprehensive metering communications system solutions that include both automatic meter reading (“AMR”) and advanced metering infrastructure (“AMI”) systems. In addition, the Company produces pipe joining and repair products for water and natural gas utilities and is a supplier of precision-manufactured aluminum die castings.

The Company was formed on December 17, 2003 through the acquisition of the metering systems and certain other businesses of Invensys plc. Prior to the acquisition, the Company had no active business operations. The metering systems businesses operated by Invensys prior to the acquisition are referred to herein as “Invensys Metering Systems.” The acquisition was financed through a combination of borrowings under a $230.0 million term loan facility that is part of the Company’s senior credit facilities, the issuance of $275.0 million of 8 5/8% senior subordinated notes due in 2013 (“the Notes”) and equity contributions from Bermuda 1.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. Subsidiaries for which the Company has the ability to exercise control are consolidated. All intercompany transactions and accounts have been eliminated.

Reclassifications

Certain prior year financial statement captions have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Due to various factors affecting future costs and operations, actual results could differ from those estimates.

Cash and Cash Equivalents

Highly liquid investments with original maturity dates of three months or less are classified as cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable

Credit is extended by the Company based upon an evaluation of the customer’s financial position, and generally collateral is not required. The Company provides an allowance for doubtful accounts equal to estimated collection losses that will be incurred in the collection of receivables. Estimated losses are based on historical collection experience, as well as a review by management of the current status of all receivables.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (“FIFO”) method. Cost is determined based on standard cost with appropriate adjustments to approximate FIFO cost. Market is determined on the basis of estimated realizable values.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation of property, plant and equipment is provided using the straight-line method over the estimated useful life of the asset, as follows:

Buildings and improvements	13 to 50 years
Machinery and equipment	3 to 13 years
Computer equipment and software	3 to 5 years

Improvements and replacements are capitalized to the extent that they increase the useful economic life or increase the expected economic benefit of the underlying asset. Repairs and maintenance expenditures are charged to expense as incurred.

Goodwill and Identifiable Intangible Assets

Intangible assets consist of tradenames, patents, non-competition agreements, developed technology and customer and distributor relationships. Goodwill at March 31, 2007 represents the excess of the purchase price paid by the Company for Invensys Metering Systems, NexusData, Inc. (“Nexus”) and Advanced Metering Data Systems, L.L.C. (“AMDS”) over the fair value of the net assets acquired (see Note 2). The purchase price allocation for these acquisitions resulted in $370.2 million of goodwill being recorded. The goodwill is attributed to the value placed on the Company being an industry leader with market-leading positions in the North American and European water metering markets, the North American clamps and couplings and precision die casting markets and the expected synergies resulting form the Nexus and AMDS acquisitions. The Company is also a market leader in the North American gas metering market, the European heat metering market and the North American water AMR market. The Company has achieved these leadership positions by developing and manufacturing innovative products. In addition, future expansion of AMR technology provides a significant opportunity for the Company. Patents, trademarks, developed technology, customer and distributor relationships and non-competition agreements are stated at fair value on the date of acquisition as determined by an independent valuation firm. Trademarks are assumed to have indefinite lives and are not amortized. Patents and customer and distributor relationships are being amortized using the straight-line method over 3 to 15 years, and 5 to 25 years, respectively. The developed technology from the AMDS acquisition is being amortized ratably over 12 years. The non-competition agreement is being amortized ratably over 4 years, the contractual period of the agreement.

The Company performs annual goodwill and other indefinite lived identifiable intangibles impairment tests based upon a discounted cash flow methodology. Estimated future cash flows are based upon historical trends and current projections are discounted at a rate corresponding to a “market” rate. If the carrying amount of the reporting unit exceeds the estimated fair value determined through that discounted cash flow methodology, goodwill impairment would be recognized. The Company measures the goodwill impairment loss based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. An impairment loss would be recognized to the extent that a reporting unit’s recorded goodwill exceeded the implied fair value of goodwill. The Company performed

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

goodwill impairment testing of the reporting units as of March 31, 2007 and determined that the fair value of each of the reporting units exceeded its carrying value; therefore no impairment was recorded.

In addition, the Company performed impairment testing of its tradenames as of March 31, 2007, using the same business models as used in its impairment testing for goodwill. To arrive at the fair value for the tradenames, the Company utilized the relief from royalty method for each reporting unit on the basis that a tradename has a fair value equal to the present value of the royalty income attributable to it. The fair values of the tradenames were compared to their carrying values. If the carrying values of the tradenames exceed their fair value an impairment loss would be recognized in an amount equal to that excess. In all instances, the fair values of the future revenues associated with the tradenames exceeded the carrying value, and therefore no impairment was evident.

Impairment of Long-Lived Assets

Long-lived assets held for use are reviewed for impairment when events or circumstances indicate that the carrying amount of a long-lived asset, or group of assets, may not be recoverable. If impairment indicators are present these assets are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, and is charged to results of operations at that time. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques.

The Company recorded $0.3 million and $1.1 million in restructuring charges relating to the impairment of long-lived assets for the years ended March 31, 2007 and 2006, respectively. (See Note 7 Restructuring Costs.) For the year ended March 31, 2005, the Company did not identify any impairment to the carrying value of long-lived assets.

Deferred Financing Costs

Other long-term assets at March 31, 2007 and 2006 include deferred financing costs of $17.6 million and $19.6 million, net of accumulated amortization of $7.4 million and $4.8 million, respectively. The costs paid to the lender to obtain, re-finance and amend long-term financing are being amortized using the effective interest method over the term of the related debt. Deferred financing costs and the related amortization expense are adjusted when any prepayments of principal are made to or interest rates change on the outstanding debt. Amortization of deferred financing costs was $2.5 million, $2.0 million and $2.1 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities using enacted statutory tax rates applicable to future years when the temporary differences are expected to reverse. The Company records a valuation allowance when it determines that it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company has tax holidays in Algeria and China that provide an income tax benefit of $0.7 million which will expire in calendar year 2008.

Foreign Currency

Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenues and expenses are translated at average exchange rates effective during the respective period. Foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of stockholder’s equity. Foreign currency transaction gains (losses) are included in other non-operating income (expense) and were $(0.2) million, $(2.0) million and $1.3 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Revenue Recognition

Revenues are recognized when a) persuasive evidence of an arrangement exists, b) delivery has occurred or services have been rendered, c) the sales price is fixed or determinable and d) collectibility is reasonably assured. The Company has certain sales rebate programs with some customers that periodically require rebate payments. The Company estimates amounts due under these sales rebate programs at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns and allowances. These estimates are based upon the Company’s historical experience. The Company records an allowance for sales returns based on the historical relationship between shipments and returns. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Revenue from fees related to post-contract customer support for the Company’s AMR systems, including the initial licensing fee, are deferred and recognized ratably over the term of the service period, which is generally 12 months. Consideration from multiple element products and services are allocated based on the fair market value of the individual elements and recognized as revenue as the respective products are delivered or services are provided.

Advertising Costs

Advertising costs are charged to selling, general and administrative expenses as incurred and totaled $2.9 million, $2.8 million and $2.9 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Research and Development Costs

Research and development costs are charged to selling, general and administrative expenses as incurred and totaled $24.8 million, $26.1 million and $23.5 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Stock-Based Compensation

Bermuda 1 maintains a Restricted Share Plan (the “Plan”) that provides for the award of restricted common shares to officers, directors and consultants of the Company. The restricted shares issued pursuant to the Plan are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant. In addition, the vesting of the restricted shares may accelerate upon the occurrence of certain stated liquidity events. Common shares awarded under the Plan are subject to restrictions on transfer, repurchase rights and other limitations as set forth in the management subscription and shareholders’ agreement. As of March 31, 2007, there were 2,000,000 restricted shares of Bermuda 1 authorized and 1,037,000 shares issued and outstanding. The outstanding restricted shares were purchased for $0.01 of cash consideration. No awards were granted in fiscal 2007.

On April 1, 2006, the Company adopted FASB Statement No. 123(R), Share-Based Payment, which requires that the compensation cost related to share-based payment transactions be recognized in the financial

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

statements based on estimated fair values. The Company performed a fair value analysis of its restricted shares as of the grant date and determined that no compensation expense was required to be recorded during fiscal 2007. The Company will classify its share-based payment as equity once it begins to recognize compensation expense. For each reporting period, the Company will perform an evaluation of its contingent repurchase rights on an individual employee-by-employee basis. If the Company’s contingent repurchase features become probable, the Company will assess whether liability classification is appropriate.

Prior to April 1, 2006, the Company accounted for share-based payments to employees under the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No compensation expense related to the Plan was recognized for the years ended March 31, 2007, 2006 and 2005 as the Company concluded that the fair value of such shares was not material to the consolidated statements of operations.

Concentration of Credit and Workforce

Approximately 12% of total net sales for the years ended March 31, 2007, 2006 and 2005 was with one customer and its affiliates. Approximately 11% and 14% of total accounts receivable at March 31, 2007 and 2006, respectively, was with one customer and its affiliates.

Approximately 43% and 81% of the Company’s labor force in the United States and Europe, respectively, is covered by collective bargaining agreements.

Shipping and Handling Costs

The Company classifies costs associated with shipping and handling activities within cost of sales in the consolidated statements of operations. Shipping and handling costs were $10.7 million, $10.8 million and $9.7 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Fair Value of Financial Instruments

The carrying amounts of cash, trade receivables and trade payables approximated fair values as of March 31, 2007 and 2006. The carrying value of the Company’s term loans and revolving credit facility borrowings approximates fair value as they bear interest at a variable market rate. The fair value of the Company’s 8.625% senior subordinated notes was $275.0 million and $266.8 million at March 31, 2007 and 2006, respectively, compared to its face value of $275.0 million. The fair value of these notes was determined based upon a discounted cash flow analysis at the prevailing market rates.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether or not to file a return in a particular jurisdiction). Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. FIN 48 revises disclosure requirements and introduces a prescriptive, annual, tabular roll forward of the unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006 (April 1, 2007 for the Company). The Company estimates that the adoption of FIN 48 in fiscal 2008 will result in an increase in its tax contingency reserves of approximately $1.0 million to $3.0 million, which will be accounted for as a cumulative adjustment to the April 1, 2007 balance of accumulated deficit.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“FAS 157”), to provide enhanced guidance when using fair value to measure assets and liabilities. FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. FAS 157 applies whenever other pronouncements require or permit assets or liabilities to be measured at fair value and, while not requiring new fair value measurements, may change current practices. The Company is currently evaluating the impact FAS 157 will have on its consolidated financial statements. FAS 157 is effective for the Company beginning in fiscal year 2009.

In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company will adopt FAS 158 related to the funded status in the fiscal year ended after June 15, 2007. FAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. In the fiscal year ended after December 15, 2008, the Company will adopt this change related to the measurement date. FAS 158 allows employers to choose one of two transition methods to adopt the measurement date requirement, and both methods would result in immediate adjustments to the statement of financial position. The Company does not anticipate that the adoption of FAS 158 will have a material impact on its financial statements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of FAS 159 on its consolidated financial statements.

2.    ACQUISITIONS

The Company’s acquisition of Invensys Metering Systems was completed pursuant to the terms of a stock purchase agreement dated as of October 21, 2003 between Invensys and certain of its affiliates and Sensus Metering Systems Inc. (“SMS Inc.”) SMS Inc. is a wholly owned subsidiary of Bermuda 2.

The purchase price for Invensys Metering Systems of $657.3 million was financed through a combination of borrowings under a $230.0 million term loan facility that is part of the Company’s senior credit facilities, the issuance of $275.0 million of the Notes and equity contributions from Bermuda 1.

During fiscal 2007 and 2006, the Company adjusted the purchase price allocation by $1.7 million and ($1.2) million, respectively, primarily to reflect revised net operating loss carryforwards in accordance with Emerging Issues Task Force (“EITF”) Issue No. 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination.

The final allocation of the purchase price resulted in the recognition of $330.9 million of goodwill primarily related to the anticipated future earnings and cash flows of the businesses acquired. The Company allocated $260.1 million to intangible assets, of which $27.3 million were indefinite-lived assets related to tradenames and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

trademarks and $232.8 million related to finite-lived assets, including patents, distributor and other customer relationships and a non-compete agreement that are being amortized using the straight-line method over 3 to 15 years for patents, 5 to 25 years for distributor and customer relationships, and 4 years for the non-compete agreement.

This transaction was accounted for in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“FAS 141”). The consolidated financial statements herein include the Company’s results of operations for the period since inception.

The following describes the Company’s other acquisitions subsequent to this acquisition:

AMDS. On July 6, 2006, the Company acquired substantially all of the assets and assumed certain liabilities of AMDS for $64.3 million consisting of $51.5 million in cash and 15,000 vested preference shares issued by Bermuda 1 with an estimated fair value of $12.8 million. The Company financed the transaction with equity contributions totaling $30.4 million in cash from Bermuda 1, cash on hand and utilization of the Company’s revolving credit facility. The vested preference shares are subject to mandatory redemption by Bermuda 1 for $15.0 million at the option of the holder once certain future performance targets are achieved. On the earlier of an initial public offering, change of control or the fifth anniversary of the closing date, any vested shares that have not been redeemed for liquidation value or converted into common shares of Bermuda 1 will then become redeemable by Bermuda 1 or convertible regardless of whether the performance measures have been met. The estimated fair value of the vested preference shares was determined by using a discounted cash flow analysis based on management’s estimate of when specified performance measures will be achieved. This purchase is expected to provide the Company with core capability to deliver comprehensive AMI technology with robust two-way offerings to the electricity market and powerful one-way solutions for the water and gas markets, which complements the Company’s existing AMR technologies. Prior to the acquisition, the Company had marketed AMDS’ technology to the electric utility and combined utility markets in North America under an exclusive licensing agreement.

The following table summarizes the preliminary purchase price allocation as of March 31, 2007 (in millions):

Goodwill	$38.0
Intangible assets	27.3
Net liabilities assumed	(1.0)

Fair value of net assets acquired	$64.3

The preliminary allocation of the purchase price, including transaction costs of $3.0 million, resulted in the recognition of approximately $38.0 million of goodwill, of which $22.7 million is expected to be deductible for tax purposes as of March 31, 2007. The transaction costs include a fee of $1.5 million paid to The Jordan Company, L.P., a related party, for advisory and consulting services related to the acquisition. The Company preliminarily allocated $27.3 million of the purchase price to intangible assets, consisting of $26.0 million related to developed technology and $1.3 million for licenses.

The Company is also required to make additional future cash payments to AMDS based on a specified percentage of certain financial performance measures of the acquired business through March 2011. As of March 31, 2007, the Company has accrued $1.8 million related to the performance of the acquired business. In addition, Bermuda 1 issued 15,000 unvested preference shares to AMDS, which are subject to vesting based on the performance of the acquired business over a five-year period following closing. The redemption value of the unvested preference shares is $15.0 million if the specified performance thresholds are achieved over the relevant

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

period. As of March 31, 2007, none of these preference shares has become vested. In accordance with FASB Emerging Issues Task Force Issue No. 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, any additional future cash consideration and the fair value of the unvested preference shares represent additional purchase price and will increase the amount of recorded goodwill when the contingencies are resolved. The transaction was accounted for in accordance with FAS 141 and the operating results have been included in the Company’s consolidated financial statements from the date of acquisition.

Bermuda 1 is legally obligated to satisfy any future redemption requirements of the vested and unvested preference shares. Accordingly, the estimated fair value of the vested preference shares has been reflected within stockholder’s equity in the accompanying consolidated balance sheet at March 31, 2007 since it represents a capital contribution from Bermuda 1. The Company is not obligated to fulfill any future redemption requirements on behalf of Bermuda 1.

DuPenn. On February 17, 2006, we acquired certain assets and assumed certain liabilities of DuPenn, Inc. (“DuPenn”), a provider of machined castings for our gas metering business. This purchase is expected to enable the Company to enhance its gas metering supply chain and improve its on-time delivery performance to key customers. The purchase price for the net assets of DuPenn was $2.2 million, consisting of $1.7 million, $0.4 million and $0.1 million of cash consideration paid in February 2006, May 2006 and February 2007, respectively. The net assets acquired consisted of property, plant and equipment of $2.1 million and net working capital components of $0.1 million. The acquisition of DuPenn was accounted for in accordance with FAS 141.

Rongtai. On July 27, 2005, the Company formed a joint venture in China for its Sensus Precision Die Casting business with Yangzhou Runlin Investment Co., Ltd. (“Runlin”). The purpose of this joint venture is to secure low-cost manufacturing capability in China, as well as pursue precision die casting product opportunities on a global basis. The joint venture is called Sensus-Rongtai Precision Die Casting (Yangzhou) Co., Ltd. (“PDC Rongtai”) and is headquartered in Jiangdu, China. The joint venture was capitalized with $9.0 million of cash from the Company and $6.0 million of cash from Runlin. The capital was used to purchase certain operating assets of Yangzhou Rongtai Industrial Development Co., Ltd. (“Rongtai”), a leading producer of aluminum die casting parts for Chinese automotive and motorcycle manufacturers. The purchase price for the net assets acquired of Rongtai was $11.5 million, consisting of $10.2 million, $0.7 million and $0.6 million of cash consideration paid in July 2005, November 2005 and September 2006, respectively. In addition, the Company paid approximately $0.8 million of acquisition costs related to this acquisition during fiscal 2006.

The Company has finalized the purchase price allocation attributable to the Rongtai acquisition. The fair value of the tangible assets acquired and liabilities assumed in the acquisition was $12.3 million.

The acquisition of Rongtai has been accounted for in accordance with FAS 141. The Company owns 60% of the joint venture and fully consolidates the financial statements of PDC Rongtai. The consolidated financial statements herein include the results of operations of PDC Rongtai for the period from the date of acquisition.

Nexus. On June 4, 2004, the Company purchased certain assets of Nexus for $6.0 million of cash consideration, excluding transaction costs. This purchase provided the Company with full ownership of a fixed-based network AMR system for the water, gas and electric utility markets. Prior to this acquisition, the Company had an exclusive distribution agreement with Nexus for the water utility market.

The final allocation of the purchase price resulted in the recognition of $1.8 million of goodwill attributable to the anticipated future earnings and related cash flows, which includes transaction costs of $0.7 million related to this acquisition. The Company allocated $4.5 million of the purchase price to intangible assets, which includes $4.0 million of intellectual property and $0.5 million of non-competition agreements. The intellectual property and non-competition agreements are being amortized over 3 years and 7 years, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase agreement also included provisions for the payment of additional consideration, up to a total of $1.5 million, to be paid to Nexus based on specific performance criteria of the acquired business through June 4, 2007. Any payments made based on these criteria will adjust the Nexus purchase price and be allocated to goodwill. Through March 31, 2007, approximately $0.1 million of additional consideration has been paid to Nexus and classified as goodwill. This transaction was accounted for in accordance with FAS 141.

3.    INTANGIBLE ASSETS

Intangible assets are summarized as follows (in millions):

	March 31, 2007		March 31, 2006
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangible assets not subject to amortization:
Goodwill	$370.2	$—	$330.5	$—
Tradenames (indefinite lived)	27.3	—	27.3	—
Pension	2.5	—	0.9	—
Other	0.3	—	0.2	—

	400.3	—	358.9	—

Intangible assets subject to amortization:
Distributor and marketing relationships	191.4	(36.5)	191.9	(26.4)
Developed technology	26.0	(1.6)	—	—
Non-competition agreements	30.5	(24.8)	30.5	(17.3)
Patents	15.6	(9.8)	15.1	(6.3)

	263.5	(72.7)	237.5	(50.0)

Total intangible assets	$663.8	$(72.7)	$596.4	$(50.0)

For footnote disclosure purposes, pension and other intangible assets are separately disclosed at March 31, 2007 and 2006. Such assets were included in distributor and marketing relationships in the previously reported March 31, 2006 balance sheet.

The following presents the estimated amortization expense (in millions) for intangible assets for each of the next five years:

Years Ended March 31,
2008	20.9
2009	14.3
2010	10.9
2011	10.6
2012	10.1

The following summarizes the weighted-average amortization periods in years for intangible assets subject to amortization as of March 31, 2007:

Distributor and marketing relationships	21.3
Developed technology	12.0
Non-competition agreements	4.0
Patents	6.8
All intangible assets	17.5

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents a reconciliation of the changes in goodwill (in millions) for the periods presented:

Goodwill at March 31, 2006	$330.5
AMDS acquisition (Note 2)	38.0
Adjustment to goodwill related to tax contingency resolution (Note 2)	1.7

Goodwill at March 31, 2007	$370.2

4.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows (in millions):

	March 31, 2007	March 31, 2006
Land, buildings and improvements	$48.0	$43.7
Machinery and equipment	143.3	126.4
Construction in progress	9.2	7.9

Total property, plant and equipment	200.5	178.0
Less accumulated depreciation	(66.2)	(41.2)

Property, plant and equipment, net	$134.3	$136.8

5.    INVENTORIES

Inventories consist of the following (in millions):

	March 31, 2007	March 31, 2006
Raw materials, parts and supplies	$35.3	$31.7
Work in process	13.6	13.4
Finished goods	17.0	13.3
Allowance for shrink and obsolescence	(2.3)	(2.2)

Inventories, net	$63.6	$56.2

6.    FINANCIAL INSTRUMENTS

The Company utilizes derivative instruments, specifically forward contracts and interest rate swap agreements, to manage its exposure to market risks such as foreign currency exchange and interest rate risks. The Company records derivative instruments as assets or liabilities on the consolidated balance sheet, measured at fair value.

As of March 31, 2007, the Company had various foreign currency forward contracts outstanding to purchase approximately $4.0 million net U.S. dollars by buying approximately EUR 3.6 million and selling SKK 230.3 million, net. The outstanding contracts have expiration dates ranging from April 12, 2007 through June 15, 2007. These contracts are arranged to manage the exposure to foreign currency risks related primarily to certain intercompany receivable and payable balances denominated in those currencies. Gains and losses on these contracts, as well as gains and losses on the items being hedged, are included as a component of other non-operating income (expense) in our consolidated statements of operations. The Company does not utilize hedge accounting treatment for its forward contracts. The Company recorded a net loss of $1.9 million and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$0.1 million on the foreign currency forward contracts for the fiscal years ended March 31, 2007 and 2006, respectively, which includes a $1.6 million realized loss and a $0.1 million realized gain in those respective years upon settlement of certain contracts. The net loss of $1.9 million, in the current fiscal year, was primarily offset by the net foreign exchange remeasurement and settlement gains on intercompany loans.

The Company utilizes interest rate swap agreements to mitigate our exposure to fluctuations in interest rates on variable-rate debt by converting variable-rate debt to fixed-rate debt. On December 9, 2005 and March 24, 2006 (the “trade dates”), the Company entered into interest rate swap agreements, each with a notional amount of $50.0 million, in which it receives periodic variable interest payments at the three-month LIBOR and makes periodic payments at a fixed rate of 4.927% and 5.121%, respectively. The first swap agreement was effective on January 20, 2006 and terminates on September 30, 2010, and the second swap agreement was effective on August 22, 2006 and terminates on June 30, 2010. These interest rate swaps have been designated as cash flow hedges, and changes in the Company’s cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. To the extent the swaps provide an effective hedge, changes in the fair value of the interest rate swaps are reflected in other comprehensive income (loss), net of tax. Any ineffectiveness related to the interest rate swaps will be recorded through earnings. Other comprehensive loss of $0.6 million (net of tax of $0.5 million) and other comprehensive income of $0.3 million (net of tax of $0.3 million) recorded during fiscal 2007 and 2006, respectively, reflects the changes in fair value of the interest rate swaps due to fluctuations in interest rates since the trade dates.

7.    RESTRUCTURING COSTS

In accordance with FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the Company’s liability for a cost associated with an exit or disposal activity is recognized and measured initially at its fair value in the period in which the liability is incurred, except for certain employee termination benefits that qualify under FASB Statement No. 112 (“FAS 112”), Employers’ Accounting for Postemployment Benefits. Severance and related charges are accrued at the date the restructuring was approved by the Company’s Board of Directors based on an estimate of amounts that will be paid to affected employees in accordance with FAS 112.

For the year ended March 31, 2007, the Company incurred restructuring costs of $8.5 million. After the acquisition of AMDS the Company re-evaluated its management structure and product line to best incorporate the acquired value of AMDS. Consequently, the Company embarked upon a major reorganization of the metering business structure to better align with the utility customers served. Additionally, the Company has de-emphasized some of its AMR product lines in favor of the new AMI technology. This initiative resulted in severance and other related costs of $1.0 million (reduction of 21 employees) and a non-cash inventory write-down of $1.0 million. Further alignment of the acquired Rongtai assets resulted in an additional impairment of $0.3 million of non-cash restructuring costs. The remaining $6.2 million of restructuring costs incurred during fiscal 2007 resulted from the Company’s activities to rationalize its water meter product lines across Europe, the Middle East and Africa. These costs are attributable to the Company’s focus on improving returns in core businesses by rationalizing manufacturing capacity and related administrative overheads. These activities affected both direct and indirect headcount and resulted in a net reduction of 36 employees, in the Company’s German water meter production facilities.

During the year ended March 31, 2006, the Company incurred restructuring costs of $7.2 million. In fiscal 2006, the Company announced two new restructuring initiatives to cease manufacturing of gas meters at its India joint venture in Pune, India and to exit select motorcycle product lines at its Rongtai joint venture in China. Non-cash restructuring costs of $0.6 million and $0.5 million were incurred for the India and Rongtai joint

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ventures, respectively, and related to the write-off of certain assets that were impaired as a result of the restructuring initiatives undertaken.

The remaining $6.1 million of restructuring costs incurred for fiscal 2006 primarily related to the Company’s ongoing restructuring activities to rationalize its water meter product lines in Germany and the reorganization of executive management. These costs are attributable to the Company’s focus on improving returns in core businesses by consolidating excess manufacturing capacity, rationalizing certain product lines and streamlining of administrative overheads. Fiscal 2006 activities affected both direct and indirect personnel and resulted in a net headcount reduction of 115 employees, primarily in the Company’s Asian gas meter and German water meter production facilities.

For the year ended March 31, 2005, the Company incurred restructuring costs of $8.1 million primarily related to ongoing restructuring initiatives to rationalize its water and gas meter product lines in Europe, including the United Kingdom, and to align the South American structure with current market conditions. The $8.1 million consists of $7.7 million in severance and other related costs and $0.4 million primarily relating to legal and facility closing costs attributable to the relocation of certain facilities. Actions in Europe affected both direct and indirect personnel and resulted in a headcount reduction of 39 employees. The South American reorganization also affected both direct and indirect personnel, resulting in a headcount reduction of 31 employees.

The following table reflects activity associated with costs related to the Company’s restructuring initiatives that are charged to operations (in millions):

	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005
Severance and other costs related to headcount reduction initiatives and facility closures	$7.2	$6.1	$7.7
Inventory write-down related to product line discontinuation	1.0	—	—
Asset impairments related to product line discontinuation and facility closures	0.3	1.1	—

Other	—	—	0.4

Restructuring costs charged to operations	$8.5	$7.2	$8.1

Charges for restructuring costs comprise the following (in millions):

	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005
Employee severance and exit costs accrued	$6.3	$4.7	$6.5
Inventory write-down	1.0	—	—
Impairment of long-lived assets	0.3	1.1	—
Expensed as incurred	0.9	1.4	1.6

Total	$8.5	$7.2	$8.1

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restructuring accruals are summarized as follows (in millions):

	Year Ended March 31, 2007	Year Ended March 31, 2006
Balance at beginning of year	$5.7	$7.0
Cash payments	(6.3)	(5.6)
Inventory write-down	0.2	—
Accrue for new committed/announced programs	6.3	4.7
Foreign currency translation adjustment	0.6	(0.4)

Balance at end of year	$6.5	$5.7

Current portion	$3.7	$3.0
Non-current portion	2.8	2.7

Total	$6.5	$5.7

Restructuring accruals are reflected within current liabilities and other long-term liabilities on the Company’s consolidated balance sheets. As of March 31, 2007 and 2006, restricted cash of $1.2 million and $0.7 million, respectively, was classified as other long-term assets in the accompanying consolidated balance sheets and an additional $0.4 million was classified as prepayments and other current assets as of March 31, 2007 in order to fund the Company’s early retirement contracts for certain of its German employees.

8.    DEBT

On December 17, 2003, the Company entered into a term loan credit agreement (the “Credit Agreement”) with Credit Suisse (formerly known as Credit Suisse First Boston) under which the Company has outstanding term loans at March 31, 2007 of $196.2 million, comprised of $177.0 million of Term B-1 Loans and $19.2 million of Term B-2 Loans. On October 14, 2004, the Company entered into an amendment to the Credit Agreement to reduce the interest rates the Company is charged on borrowings under the term loan facility. Under the terms of the repricing amendment, the margin on rates linked to LIBOR was reduced to 2.5% from 3.0%, and the margin on rates linked to the Alternate Base Rate was reduced to 1.5% from 2.0%. On May 12, 2006, the Company entered into a second amendment to the Credit Agreement to further reduce the interest rates for the Company’s borrowings under the term loan facility. Pursuant to this amendment, the margin on rates linked to LIBOR decreased to 2.0% from 2.5%, and the margin on rates linked to the Alternate Base Rate decreased to 1.0% from 1.5%. Both amendments were accounted for as a debt modification in accordance with EITF Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments. The weighted-average interest rate for these loans was approximately 7.2% at March 31, 2007. The term loans require quarterly payments of principal and interest, and the facility matures on December 17, 2010.

The Company has a $70.0 million revolving credit facility in connection with the term loan facility with an interest rate of adjusted LIBOR plus 2.5%, or the Alternate Base Rate plus 1.5% (exclusive in each case of a 0.5% facility fee) at March 31, 2007. There was $4.7 million of the facility utilized in connection with outstanding letters of credit at March 31, 2007. Letter of credit fees are based on 2.625% of the outstanding letters of credit balance and totaled $0.1 million in fiscal 2007. This facility expires on December 17, 2009.

The Credit Agreement, as amended, contains numerous terms, covenants, conditions and financial ratio requirements that impose substantial limitations on the Company. The Company was in compliance with all covenants at March 31, 2007. The Credit Agreement is guaranteed by the Company’s wholly owned U.S. domestic subsidiaries and is secured by substantially all of their real and personal property. The Company is required under the Credit Agreement to make mandatory prepayments of its loan facilities, subject to certain

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exceptions, out of, among other things a) net cash proceeds received from the sales of certain assets; b) the issuance of indebtedness for money borrowed; and c) a percentage of the Company’s excess cash flow, as defined.

At March 31, 2007, SMS Inc. had $275.0 million of 8.625% senior subordinated notes outstanding, which mature on December 15, 2013. Interest is payable semi-annually on June 15 and December 15. The Notes are unsecured obligations of Sensus Metering Systems Inc. and are guaranteed on a senior subordinated basis by the Company and, subject to certain limited exceptions, the Company’s U.S. subsidiaries. The remaining $0.4 million is related to a long-term loan from the Rongtai joint venture partner.

The following represents the scheduled maturities of long-term debt for the years ended March 31 (in millions):

2008	$—
2009	2.5
2010	49.7
2011	144.4
2012	—
Thereafter	275.0

Total long-term debt	$471.6

In connection with the Rongtai acquisition, the Company assumed approximately $4.0 million of short-term debt, which is renewable annually at an interest rate of 6.12%. As of March 31, 2007, approximately $3.9 million was outstanding. The revolving term of the debt is one year. The Company typically pays down the debt and re-borrows at any time.

9.    WARRANTY OBLIGATIONS

Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized. The amounts of those reserves are based on established terms and the Company’s estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Warranty reserves are reflected within accruals and other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets.

The following represents a reconciliation of the changes in product warranty reserves for the periods presented (in millions):

	Year Ended March 31, 2007	Year Ended March 31, 2006
Balance at beginning of year	$7.8	$7.8
Warranties issued	5.0	4.2
Settlements made	(4.2)	(4.1)
Foreign currency translation adjustment	0.2	(0.1)

Balance at end of year	$8.8	$7.8

Current portion	$5.3	$4.4
Non-current portion	3.5	3.4

Total	$8.8	$7.8

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities are summarized as follows (in millions):

	March 31,
	2007	2006
Accrued employee related and payroll costs	$27.0	$25.4
Interest payable	8.7	9.3
Customer support accruals	8.4	7.2
Accrued other taxes payable	4.1	4.3
Other	13.2	11.4

Accruals and other current liabilities	$61.4	$57.6

11.    RETIREMENT BENEFITS

The Company sponsors defined benefit plans, principally in Germany and the United States. Pension benefits in Germany for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. The U.S. defined benefit plan consists of only unionized hourly employees. The Company has established defined benefit plans for its unionized hourly employees in the United States identical to the Predecessor’s pension plans. The Company’s policy is to fund its pension obligations in conformity with the funding requirements of laws and governmental regulations applicable in the respective country.

The Company also has defined contribution plans and arrangements with its salaried and non-union hourly employees in the United States and the United Kingdom, replacing defined benefit plans of the Predecessor. Arrangements in the United States for its salaried and non-union hourly employees were established in conjunction with the acquisition of Invensys Metering Systems effective January 1, 2004.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

German Pension Plan

The following information reflects the benefit obligation and net liability information for participants in the German pension plan (in millions):

	Year Ended March 31, 2007	Year Ended March 31, 2006
Benefit obligation at beginning of year	$45.8	$39.9
Service cost	0.9	0.7
Interest cost	2.0	1.9
Amendments	1.7	0.9
Actuarial (gain) loss	(4.9)	7.0
Benefits paid	(2.1)	(1.8)
Currency translation	4.7	(2.8)

Benefit obligation at end of year	$48.1	$45.8

Funded status	$48.1	$45.8
Unrecognized prior service cost	(2.6)	(1.0)
Unrecognized net actuarial loss	(2.9)	(6.8)
Additional minimum pension liability adjustment	5.2	7.4

Accrued benefit cost at end of year	$47.8	$45.4
Net liability on balance sheet consists of:
Current pension liability	$2.1	$1.8
Long-term pension liability	45.7	43.6

Net liability on balance sheet	$47.8	$45.4

Weighted-average assumptions used to determine benefit obligations as of measurement date:
Discount rate	4.75%	4.25%
Rate of compensation increase	1.50%	1.50%

At March 31, 2007 and 2006, the Company recognized an additional minimum pension liability of $5.2 million and $7.4 million, respectively, for the additional pension liability in excess of the accumulated benefit obligation relating to its German pension plan. The additional minimum liability recorded at March 31, 2006 was due to a 1.0% decrease in the discount rate from 5.25% at March 31, 2005 to 4.25% at March 31, 2006. The $2.2 million decrease in the additional minimum pension liability adjustment in the current year was due to a 0.50% increase in the discount rate from 4.25% at March 31, 2006 to 4.75% at March 31, 2007. The offsets to the additional minimum liability at March 31, 2007 and 2006 are an intangible asset of $2.5 million and $0.9 million, respectively, representing the amount of unrecognized prior service cost, and accumulated other comprehensive loss of $2.7 million and $6.5 million, respectively, reflecting the excess of additional pension liability over unrecognized prior service cost. A deferred tax asset of $0.9 million and $2.3 million relating to the accumulated other comprehensive loss was recorded at March 31, 2007 and 2006, respectively, for which a valuation allowance was fully provided since it is more likely than not that all of the deferred tax asset will not be realized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a reconciliation of net periodic benefit cost for the German pension plan (in millions):

	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005
Service cost	$0.9	$0.7	$0.9
Interest cost	2.0	1.9	2.0
Amortization of prior service cost	0.2	—	—
Recognized net actuarial loss	0.2	—	—

Net periodic benefit cost	$3.3	$2.6	$2.9

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	4.25%	5.25%	5.25%
Compensation increase rate	1.50%	1.50%	1.50%

The Company expects to pay benefits under its German retirement benefit plan of $2.3 million in fiscal 2008 and 2009, $2.4 million in fiscal 2010 and 2011, $2.5 million in fiscal 2012 and $13.1 million collectively for the five years thereafter.

U.S. Pension Plan

The following table provides a reconciliation of projected benefit obligation, plan assets and funded status for the U.S. pension plan, using a measurement date of January 1 (in millions):

	Year Ended March 31, 2007	Year Ended March 31, 2006
Change in projected benefit obligation:
Benefit obligation at beginning of year	$2.1	$0.9
Service cost	1.1	0.8
Interest cost	0.1	—
Actuarial loss	0.1	0.5
Benefits paid	(0.1)	(0.1)

Projected benefit obligation at end of year	$3.3	$2.1

Change in plan assets and funded status:
Fair value of plan assets at beginning of year	$0.9	$—
Actual return on plan assets	0.2	0.1
Employer contributions	1.5	0.9
Benefits paid	(0.1)	(0.1)

Fair value of plan assets at end of year	2.5	0.9
Benefit obligation at end of year	3.3	2.1

Benefit obligation in excess of fair value of plan assets	0.8	1.2
Unrecognized net actuarial loss	(0.5)	(0.5)
Additional minimum pension liability adjustment	0.5	0.5

Accrued benefit cost at end of year	$0.8	$1.2

Weighted-average assumptions used to determine benefit obligations as of measurement date:
Discount rate	5.75%	5.75%

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2007 and 2006, the Company recognized an additional minimum pension liability of $0.5 million for the additional pension liability in excess of the accumulated benefit obligation relating to its U.S. pension plan. The offset of $0.3 million, net of tax of $0.2 million, to the additional minimum liability was included in accumulated other comprehensive loss at March 31, 2007 and 2006 and reflects the excess of additional pension liability over unrecognized prior service cost. The additional minimum pension liability recorded at March 31, 2006 was primarily due to a 0.75% decrease in the discount rate from 6.50% at March 31, 2005 to 5.75% at March 31, 2006.

The following table provides a reconciliation of net periodic pension cost for the U.S. pension plan (in millions):

	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005
Service cost	$1.1	$0.8	$0.7
Interest cost	0.1	—	—
Expected return on plan assets	(0.1)	—	—

Net periodic benefit cost	$1.1	$0.8	$0.7

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.75%	6.50%	6.50%
Expected rate of return on plan assets	7.75%	8.50%	8.50%

The Company’s primary investment objective is to maximize the growth of the pension plan assets to meet its projected obligation to the beneficiaries over a long period of time, and to do so in a manner that is consistent with the Company’s earnings strength and risk tolerance. The Company’s U.S. pension plan assets by category at March 31 are as follows:

	Year Ended March 31, 2007	Year Ended March 31, 2006
Equity securities	51%	49%
Debt securities	42%	44%
Real estate	7%	7%

Total	100%	100%

The assumed rate of return on plan assets represents an estimate of long-term returns on an investment portfolio consisting of a mixture of equities, fixed income and alternative investments. In determining the expected return on plan assets, the Company considers long-term rates of return on the asset classes (historically and forecasted) in which the Company expects the pension funds to be invested.

The Company expects to continue to make contributions sufficient to fund benefits paid under its U.S. pension plan. Such contributions are anticipated to approximate $0.7 million during fiscal 2008. The Company expects to pay benefits under the plan of $0.1 million in fiscal 2009 and 2010, $0.2 million in fiscal 2011 and 2012 and $2.3 million collectively for the five years thereafter.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined-Contribution Savings Plans

The Company sponsors certain defined-contribution savings plans for eligible employees. The Company contributed $0.50 for every $1.00 of employee contributions up to a maximum of 4% of the employees’ pensionable earnings. Further, in fiscal 2007, 2006 and 2005, the Company contributed 4.2% of all eligible employees’ pensionable earnings to their 401(k) account, for each respective calendar year. Pensionable earnings consist of base salary, including overtime and performance-based incentive compensation. Total expense related to these plans was $3.4 million, $2.9 million and $2.9 million for the years ended March 31, 2007, 2006 and 2005, respectively.

12.    OPERATING LEASES

The Company leases certain offices, warehouses, manufacturing facilities, automobiles, and equipment. Generally, these leases carry renewal provisions. Rent expense for operating leases was $2.9 million, $2.6 million and $2.1 million for the years ended March 31, 2007, 2006 and 2005, respectively. Future minimum lease payments, by year and in the aggregate, under operating leases consist of the following at March 31, 2007 (in millions):

Year Ending March 31,
2008	$2.7
2009	2.2
2010	1.6
2011	1.3
2012	0.6
Thereafter	1.1

Total	$9.5

13.    INCOME TAXES

The components of the income tax provision are as follows (in millions):

	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005
Current:
United States	$2.9	$1.3	$1.3
Non-United States	1.4	2.1	2.3
State and local	0.9	2.6	3.6

Total current	5.2	6.0	7.2

Deferred:
United States	(5.3)	3.3	2.8
Non-United States	2.6	(1.6)	(1.0)
State and local	(1.5)	0.5	(0.7)
Total deferred	(4.2)	2.2	1.1

Income tax provision	$1.0	$8.2	$8.3

The lower income tax provision for the year ended March 31, 2007 was a result of lower sales in North America water meters and lower gross profit compared to the year ended March 31, 2006.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes was calculated based upon the following components of (loss) income before income taxes (in millions):

	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005
United States	$(5.9)	$14.7	$13.2
Non-United States	(0.7)	(9.7)	(9.0)

(Loss) income before income taxes	$(6.6)	$5.0	$4.2

The relationship of non-United States income tax expense to non-United States income before income taxes is attributable to operating losses being incurred on which income tax carryforward benefits have been fully reserved as of March 31, 2007 and 2006. The losses in these taxing jurisdictions exceeded income in other non-United States jurisdictions in the years ended March 31, 2007, 2006 and 2005.

Deferred income taxes consist of the tax effects of the following temporary differences (in millions):

	March 31, 2007	March 31, 2006
Deferred tax assets:
Net operating loss carryforwards:
Non-United States	$70.9	$67.1
Federal and state	2.7	9.9
Warranty reserves	3.4	2.4
Other reserves	0.7	1.4
Tax credits	3.1	0.2
Other	4.0	1.5

Subtotal	84.8	82.5

Valuation allowance	(69.2)	(65.4)

Total deferred tax assets	$15.6	$17.1

Deferred tax liabilities:
Intangible assets	$60.8	$64.0
Property, plant and equipment	12.2	13.3
Software development costs	0.2	—

Total deferred tax liabilities	73.2	77.3

Net deferred tax liabilities	$57.6	$60.2

These deferred tax assets and liabilities are classified in the consolidated balance sheet based on the balance sheet classification of the related assets and liabilities.

A valuation allowance is established for any portion of a deferred tax asset that management believes may not be realized. A valuation allowance was established at March 31, 2007 and 2006 for deferred tax assets related to foreign and state net operating loss carryforwards for which utilization is uncertain. Valuation allowances related to purchase accounting adjustments, which offset goodwill, totaled $53.3 million at the date of the acquisition of Invensys Metering Systems and has not changed since that date. Any changes to such valuation allowances will be recorded as an adjustment to goodwill.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2007, the Company had federal tax loss carryovers of $2.0 million, which will begin to expire after the year ending March 31, 2022. At March 31, 2007, the Company had non-United States tax loss carryovers of $196.7 million, which will begin expiring after March 31, 2011.

The following is a reconciliation of the Company’s U.S. federal statutory rate to its effective tax rate:

	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	13.6%	45.9%	45.9%
Statutory tax rate difference between the U.S. and foreign locations	(10.0).%	(31.9)%	(8.0)%
Foreign net operating losses for which the benefit was not provided	(57.8)%	110.6%	113.0%
Other	4.0%	4.4%	11.7%

Effective income tax rate	(15.2)%	164.0%	197.6%

14.    DISCONTINUED OPERATIONS

On September 10, 2004, the Company sold the assets of its utility billing software company, IMSofTech, Inc. (“IMSofTech”) for $1.1 million. IMSofTech was not considered by the Company to be a core component of its metering systems business strategy of providing intelligent metering systems-based solutions to the global utility markets. The sales price included a) an initial cash payment of $850,000 received in September 2004, and b) a subsequent cash payment of $225,000 received in March 2005.

On September 30, 2004, the Company sold its 51% interest in Measurement Solutions International LLC (“MSI”), a full service meter asset management organization based in Paulsboro, New Jersey, for $0.5 million. The sale was also effected as part of the Company’s strategy to focus on its core business within the metering systems segment. The sales price consisted of a) $300,000 cash received in September 2004, b) $30,000 cash received in December 2004, and c) $200,000 cash received in September 2006. The final installment of the purchase consideration of $0.2 million was recorded as a gain of $0.1 million on disposition of discontinued operations, net of tax of $0.1 million, for the year ended March 31, 2007.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These dispositions were accounted for as discontinued operations in accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and accordingly, amounts in the consolidated statements of operations for all periods presented were reclassified to reflect the dispositions as discontinued operations. Neither operation had activity or results of operations in the years ended March 31, 2007 and 2006. The results of operations for the discontinued businesses are as follows (in millions):

Year Ended March 31, 2005
Net sales	$2.2
Cost of sales	1.7

Gross profit	0.5

Operating expenses:
Selling, general and administrative expenses	0.8

Operating loss from discontinued operations	(0.3)

Loss from discontinued operations before income taxes and minority interest	(0.3)
Provision for income taxes	0.1

Loss from discontinued operations before minority interest	(0.4)

Minority interest	(0.1)

Loss from discontinued operations	$(0.5)

Loss on disposition of discontinued operations, net of tax of $0.3 million	$(0.3)

Loss from discontinued operations	$(0.8)

15.    GUARANTOR SUBSIDIARIES

The following tables present the condensed consolidating audited balance sheets at March 31, 2007 and 2006 and condensed consolidating audited statements of operations and cash flows for the years ended March 31, 2007, 2006 and 2005 for a) Bermuda 2 (referred to as Parent), b) SMS Inc., the issuer of the Notes (referred to as Issuer), c) on a combined basis, the subsidiaries of Bermuda 2 that are guaranteeing the Notes (referred to as Guarantor Subsidiaries) and d) on a combined basis, the subsidiaries of Bermuda 2 that are not guaranteeing the Notes (referred to as Non-Guarantor Subsidiaries). Separate financial statements for the Issuer and the Guarantor Subsidiaries are not presented because SMS Inc. and the Guarantor Subsidiaries are 100% owned by Bermuda 2, the guarantees are full and unconditional and joint and several, and the Company believes separate financial statements and other disclosures are not material to investors.

The Company merged its subsidiaries, SMS Inc., Sensus Metering Systems North America Inc. (“SMS NA”) and Sensus Metering Headquarters Corporation (“SMS HQ”), on October 1, 2005 for the purpose of simplifying the Company’s corporate structure. The results of operations for SMS NA and SMS HQ, which were previously reported with the Guarantor Subsidiaries, are currently reported within the results of operations of the Issuer. The condensed consolidating audited balance sheets at March 31, 2007 and 2006 and audited statements of operations and cash flows for the years then ended reflect this merger.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets

March 31, 2007

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$—	$12.3	$1.2	$21.4	$—	$34.9
Accounts receivable:
Trade, net of allowance for doubtful accounts	—	42.9	11.0	44.4	—	98.3
From affiliates	(2.2)	23.1	2.4	(23.3)	—	—
Other	—	—	0.8	0.6	—	1.4
Inventories, net	—	24.4	13.6	25.6	—	63.6
Prepayments and other current assets	—	3.2	0.4	7.9	—	11.5
Deferred income taxes	—	4.6	1.8	—	—	6.4

Total current assets	(2.2)	110.5	31.2	76.6	—	216.1

Notes receivable from affiliates	—	433.2	—	29.1	(462.3)	—
Property, plant and equipment, net	—	38.6	32.0	63.7	—	134.3
Intangible assets, net	—	169.2	13.4	38.3	—	220.9
Goodwill	—	287.7	55.0	27.5	—	370.2
Investment in subsidiaries	690.8	136.4	—	—	(827.2)	—
Deferred income taxes	—	0.1	9.1	—	—	9.2
Other long-term assets	0.2	18.5	(0.1)	3.9	—	22.5

Total assets	$688.8	$1,194.2	$140.6	$239.1	$(1,289.5)	$973.2

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$29.8	$8.2	$26.1	$—	$64.1
Current portion of long-term debt	—	—	—	—	—	—
Short-term borrowings	—	—	—	3.9	—	3.9
Income taxes payable	—	5.6	(4.4)	0.1	—	1.3
Restructuring accruals	—	0.8	0.1	2.8	—	3.7
Accruals and other current liabilities	—	26.7	4.0	30.7	—	61.4

Total current liabilities	—	62.9	7.9	63.6	—	134.4

Notes payable to affiliates	462.3	(2.3)	2.1	0.2	(462.3)	—
Long-term debt, less current portion	—	452.0	—	19.6	—	471.6
Pensions	—	0.4	0.4	45.7	—	46.5
Deferred income taxes	—	51.2	(0.8)	22.8	—	73.2
Other long-term liabilities	—	5.9	2.0	5.0	—	12.9
Minority interest	—	—	—	8.1	—	8.1

Total liabilities	462.3	570.1	11.6	165.0	(462.3)	746.7

Stockholders’ equity	226.5	624.1	129.0	74.1	(827.2)	226.5

Total liabilities and stockholders’ equity	$688.8	$1,194.2	$140.6	$239.1	$(1,289.5)	$973.2

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets

March 31, 2006

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$—	$26.7	$0.7	$25.2	$—	$52.6
Accounts receivable:
Trade, net of allowance for doubtful accounts	—	39.7	9.4	39.4	—	88.5
From affiliates	(2.0)	28.7	2.5	(29.2)	—	—
Other	—	0.1	1.4	0.3	—	1.8
Inventories, net	—	21.7	9.6	24.9	—	56.2
Prepayments and other current assets	—	4.5	0.5	5.5	—	10.5
Deferred income taxes	—	4.7	(0.1)	—	—	4.6

Total current assets	(2.0)	126.1	24.0	66.1	—	214.2

Notes receivable from affiliates	—	433.2	—	29.1	(462.3)	—
Property, plant and equipment, net	—	39.5	34.2	63.1	—	136.8
Intangible assets, net	—	159.6	16.6	39.7	—	215.9
Goodwill	—	244.9	54.7	30.9	—	330.5
Investment in subsidiaries	650.5	108.3	—	—	(758.8)	—
Deferred income taxes	—	1.9	9.0	1.6	—	12.5
Other long-term assets	0.2	21.3	1.3	2.4	—	25.2

Total assets	$648.7	$1,134.8	$139.8	$232.9	$(1,221.1)	$935.1

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$27.4	$11.5	$21.6	$—	$60.5
Current portion of long-term debt	—	0.5	—	0.1	—	0.6
Short-term borrowings	—	—	—	4.0	—	4.0
Income taxes payable	—	4.3	(2.8)	1.2	—	2.7
Restructuring accruals	—	0.1	—	2.9	—	3.0
Accruals and other current liabilities	—	27.6	4.4	25.6	—	57.6

Total current liabilities	—	59.9	13.1	55.4	—	128.4

Notes payable to affiliates	462.3	(23.2)	20.8	2.4	(462.3)	—
Long-term debt, less current portion	—	456.5	—	24.5	—	481.0
Pensions	—	1.2	—	43.6	—	44.8
Deferred income taxes	—	51.3	4.1	21.9	—	77.3
Other long-term liabilities	—	3.4	2.0	4.4	—	9.8
Minority interest	—	—	—	7.4	—	7.4

Total liabilities	462.3	549.1	40.0	159.6	(462.3)	748.7

Stockholders’ equity	186.4	585.7	99.8	73.3	(758.8)	186.4

Total liabilities and stockholders’ equity	$648.7	$1,134.8	$139.8	$232.9	$(1,221.1)	$935.1

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations

Year Ended March 31, 2007

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$301.1	$122.8	$239.9	$(30.9)	$632.9
Cost of sales	—	210.3	97.3	177.1	(30.9)	453.8

Gross profit	—	90.8	25.5	62.8	—	179.1

Selling, general and administrative expenses	—	59.4	(0.2)	51.2	—	110.4
Restructuring costs	—	1.8	0.3	6.4	—	8.5
Amortization of intangible assets	—	17.0	3.2	3.4	—	23.6
Other operating expense, net	—	2.6	0.1	—	—	2.7

Operating income	—	10.0	22.1	1.8	—	33.9

Non-operating (expense) income:
Interest expense, net	(0.1)	(37.0)	(0.9)	(4.4)	—	(42.4)
Equity in (loss) earnings of subsidiaries	(7.9)	28.0	—	—	(20.1)	—
Other (expense) income, net	—	(0.4)	—	2.3	—	1.9

(Loss) income before income taxes	(8.0)	0.6	21.2	(0.3)	(20.1)	(6.6)

Provision (benefit) for income taxes	—	5.0	(7.9)	3.9	—	1.0

(Loss) income before minority interest	(8.0)	(4.4)	29.1	(4.2)	(20.1)	(7.6)

Minority interest	—	—	—	(0.5)	—	(0.5)

(Loss) gain from continuing operations	(8.0)	(4.4)	29.1	(4.7)	(20.1)	(8.1)

Gain from discontinued operations, net of tax	—	0.1	—	—	—	0.1

Net (loss) income	$(8.0)	$(4.3)	$29.1	$(4.7)	$(20.1)	$(8.0)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations

Year Ended March 31, 2006

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$317.2	$106.9	$198.9	$(9.1)	$613.9
Cost of sales	—	210.1	82.1	144.4	(9.1)	427.5

Gross profit	—	107.1	24.8	54.5	—	186.4

Selling, general and administrative expenses	—	57.3	0.7	49.9	—	107.9
Restructuring costs	—	—	0.3	6.9	—	7.2
Amortization of intangible assets	—	16.1	3.3	3.1	—	22.5
Other operating expense (income), net	—	3.5	(0.3)	0.2	—	3.4

Operating income (loss)	—	30.2	20.8	(5.6)	—	45.4

Non-operating (expense) income:
Interest expense, net	—	(36.2)	0.4	(3.5)	—	(39.3)
Equity in (loss) earnings of subsidiaries	(3.2)	78.3	—	—	(75.1)	—
Other income, net	—	(0.1)	(0.2)	(0.8)	—	(1.1)

(Loss) income before income taxes and minority interest	(3.2)	72.2	21.0	(9.9)	(75.1)	5.0

Provision (benefit) for income taxes	—	2.4	4.6	1.2	—	8.2

(Loss) income before minority interest	(3.2)	69.8	16.4	(11.1)	(75.1)	(3.2)

Minority interest	—	—	—	—	—	—

Net (loss) income	$(3.2)	$69.8	$16.4	$(11.1)	$(75.1)	$(3.2)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations

Year Ended March 31, 2005

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$—	$391.5	$182.9	$(4.6)	$569.8
Cost of sales	—	—	270.4	133.2	(4.6)	399.0

Gross profit	—	—	121.1	49.7	—	170.8

Selling, general and administrative expenses	—	0.6	51.6	47.3	—	99.5
Restructuring costs	—	0.3	—	7.8	—	8.1
Amortization of intangible assets	—	7.5	11.0	2.8	—	21.3
Other operating expense, net	—	0.4	2.1	0.5	—	3.0

Operating income (loss)	—	(8.8)	56.4	(8.7)	—	38.9

Non-operating (expense) income:
Interest (expense) income, net	—	(35.4)	0.9	(2.2)	—	(36.7)
Equity in (loss) earnings of subsidiaries	(4.2)	27.4	(4.3)	—	(18.9)	—
Other (expense) income, net	—	—	0.2	1.8	—	2.0

(Loss) income before income taxes and minority interest	(4.2)	(16.8)	53.2	(9.1)	(18.9)	4.2

Provision (benefit) for income taxes	—	(18.3)	25.8	0.8	—	8.3

(Loss) income from continuing operations before minority interest	(4.2)	1.5	27.4	(9.9)	(18.9)	(4.1)

Minority interest	—	—	—	(0.1)	—	(0.1)

(Loss) income from continuing operations	(4.2)	1.5	27.4	(10.0)	(18.9)	(4.2)

(Loss) income from discontinued operations, net of tax	(0.8)	(0.1)	(0.1)	(0.7)	0.9	(0.8)

Net (loss) income	$(5.0)	$1.4	$27.3	$(10.7)	$(18.0)	$(5.0)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows

Year Ended March 31, 2007

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating activities
Net (loss) income	$(8.0)	$(4.3)	$29.1	$(4.7)	$(20.1)	$(8.0)
Non-cash adjustments	—	29.4	1.7	13.8	—	44.9
Undistributed equity in loss (earnings) of subsidiaries	7.9	(28.0)	—	—	20.1	—
Changes in operating assets and liabilities	0.1	24.4	(27.2)	(3.4)	—	(6.1)

Net cash provided by operating activities	—	21.5	3.6	5.7	—	30.8

Investing activities
Expenditures for property, plant and equipment, intangibles and software development costs	—	(8.8)	(3.1)	(6.4)	—	(18.3)
Acquisitions, net	—	(52.0)	—	(0.6)	—	(52.6)
Proceeds from sale of assets	—	—	—	1.8	—	1.8

Net cash used in investing activities	—	(60.8)	(3.1)	(5.2)	—	(69.1)

Financing activities
Decrease in short-term borrowings	—	—	—	(0.1)	—	(0.1)
Principal payments on debt	—	(5.0)	—	(5.0)	—	(10.0)
Debt issuance costs	—	(0.5)	—	(0.1)	—	(0.6)
Equity contributions for AMDS acquisition	—	30.4	—	—	—	30.4

Net cash provided by (used in) financing activities	—	24.9	—	(5.2)	—	19.7

Effect of exchange rate changes on cash	—	—	—	0.9	—	0.9
(Decrease) increase in cash and cash equivalents	$—	$(14.4)	$0.5	$(3.8)	$—	$(17.7)

Cash and cash equivalents at beginning of year	$—	$26.7	$0.7	$25.2	$—	$52.6

Cash and cash equivalents at end of year	$—	$12.3	$1.2	$21.4	$—	$34.9

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows

Year Ended March 31, 2006

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating activities
Net (loss) income	$(3.2)	$48.1	$16.4	$(11.1)	$(53.4)	$(3.2)
Non-cash adjustments	—	24.1	11.4	14.1	—	49.6
Undistributed equity in loss (earnings) of subsidiaries	3.2	(34.9)	—	—	31.7	—
Changes in operating assets and liabilities	—	(25.2)	(18.0)	22.2	21.7	0.7

Net cash provided by operating activities	—	12.1	9.8	25.2	—	47.1

Investing activities
Expenditures for property, plant and equipment and intangibles	—	(8.6)	(9.0)	(7.2)	—	(24.8)
Acquisitions, net	—	(1.7)	(0.7)	(11.0)	—	(13.4)
Proceeds from sale of assets	—	—	0.4	0.7	—	1.1
Other investments	—	—	—	0.4	—	0.4

Net cash used in investing activities	—	(10.3)	(9.3)	(17.1)	—	(36.7)

Financing activities
Principal payments on debt	—	(14.0)	—	(5.2)	—	(19.2)
Proceeds from issuance of debt	—	—	—	0.4	—	0.4
Proceeds from joint venture partner	—	—	—	6.0	—	6.0

Net cash (used in) provided by financing activities	—	(14.0)	—	1.2	—	(12.8)

Effect of exchange rate changes on cash	—	—	—	0.1	—	0.1
(Decrease) increase in cash and cash equivalents	$—	$(12.2)	$0.5	$9.4	$—	$(2.3)

Cash and cash equivalents at beginning of year	$—	$38.8	$0.3	$15.8	$—	$54.9

Cash and cash equivalents at end of year	$—	$26.6	$0.8	$25.2	$—	$52.6

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows

Year Ended March 31, 2005

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating activities
Net (loss) income	$(5.0)	$1.4	$27.3	$(10.7)	$(18.0)	$(5.0)
Non-cash adjustments	—	7.8	18.4	15.5	—	41.7
Undistributed equity in loss (earnings) of subsidiaries	5.0	(25.9)	2.9	—	18.0	—
Changes in operating assets and liabilities	—	18.8	(19.8)	(2.0)	—	(3.0)

Net cash provided by operating activities	—	2.1	28.8	2.8	—	33.7

Investing activities
Expenditures for property, plant and equipment and intangibles	—	—	(14.6)	(7.8)	—	(22.4)
Proceeds from Invensys acquisition adjustment	—	—	6.5	—	—	6.5
Proceeds from sale of assets	—	—	0.3	2.6	—	2.9
Acquisitions, net	—	(6.7)	—	—	—	(6.7)

Net cash used in investing activities	—	(6.7)	(7.8)	(5.2)	—	(19.7)

Financing activities
Debt issuance costs	—	(1.9)	—	—	—	(1.9)
Decrease in short-term borrowings	—	(2.2)	—	—	—	(2.2)
Principal payments on debt	—	(4.0)	—	—	—	(4.0)

Net cash used in financing activities	—	(8.1)	—	—	—	(8.1)

Effect of exchange rate changes on cash	—	—	—	0.5	—	0.5
Decrease (increase) in cash and cash equivalents	$—	$(12.7)	$21.0	$(1.9)	$—	$6.4

Cash and cash equivalents at beginning of year	$—	$12.7	$18.1	$17.7	$—	$48.5

Cash and cash equivalents at end of year	$—	$—	$39.1	$15.8	$—	$54.9

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    RELATED-PARTY TRANSACTIONS

Management Fee. On December 18, 2003, Sensus Metering Systems (Bermuda 2) Ltd. entered into a management services agreement with The Jordan Company, L.P. for advisory and consulting services related to corporate management, finance, product strategy, investment, acquisitions and other matters relating to the business of the Company. Under the terms of the agreement, the Company agreed to pay a fee equal to the greater of $2.0 million per year or 2.5% of prior year EBITDA (as defined in the Credit Agreement) thereafter, plus out-of-pocket expenses. For fiscal 2007, 2006 and 2005, fees paid to The Jordan Company, L.P. were $2.6 million, $2.3 million and $2.1 million, respectively. This agreement will remain in effect until December 2013. One-third of these fees will be paid to GS Capital Partners and/or its affiliates. The Jordan Company, L.P. and/or its affiliates received a one-time transaction fee of $13.0 million upon consummation of the acquisition of Invensys Metering Systems, approximately $2.7 million of which was paid to Goldman, Sachs & Co. and/or its affiliates. Additionally, a fee of $1.5 million was paid to The Jordan Company, L.P. for advisory and consulting services related to the acquisition of AMDS.

During fiscal 2007, the Company paid to Goldman, Sachs & Co. an arrangement fee of $0.2 million in connection with its second amendment to the Credit Agreement on May 12, 2006. Additionally, during fiscal 2005, the Company paid an arrangement fee of $0.2 million to Goldman, Sachs & Co. in connection with its first amendment to the Credit Agreement on October 14, 2004.

During fiscal 2007, 2006 and 2005, the Company obtained administrative services from Jordan Industries, Inc., a subsidiary of The Jordan Company, LP. These services were primarily for assistance in securing low-cost supply alternatives in China. Expenses of $0.2 million, $0.2 million and $0.1 million were incurred for the services in fiscal 2007, 2006 and 2005, respectively.

Rongtai. On July 27, 2005, the Company formed a joint venture in China for its Sensus Precision Die Casting business with Runlin. During fiscal 2006, our joint venture partner, Runlin, loaned the joint venture approximately $0.4 million. In addition, the Company’s Rongtai joint venture paid approximately $0.2 million and $0.2 million in fiscal 2007 and 2006, respectively, of annual rent to Runlin for use of offices and dormitories.

Algeria. In December 2004, the Company formed a joint venture in Algeria with a former producer and a customer. The joint venture customer partner, ADE, owns 15% of the joint venture. Sales to ADE in fiscal 2007, 2006 and 2005 were approximately $6.2 million or 67%, $4.9 million or 71% and $0.8 million or 55%, respectively, of total sales in Algeria. Terms of these sales to ADE are unchanged from the arrangement prior to the formulation of the joint venture.

Transition Services. In connection with the acquisition of Invensys Metering Systems, the Company entered into certain transitional service agreements with Invensys pursuant to which Invensys agreed to provide the Company with transitional support services until June 16, 2004. The transition services included assistance in establishing stand-alone information technology capability, including assistance in connection with the removal of the acquired business from Invensys’ computer network and e-mail system. The transitional service agreement included the reimbursement of certain information technology costs from Invensys to the Company for excess costs incurred during the first year after the acquisition date. Excess information technology costs of $1.3 million were invoiced to Invensys in January 2005. The cost reimbursement was recorded as a direct reduction to information technology expenses in selling, general and administration for the year ended March 31, 2005. In addition, under the agreements, Invensys agreed to provide the Company with certain human resources and other general administrative services for the transition period. These services were provided to the Company at an approximation of market price for such services and did not exceed in any material respects the historical cost of obtaining such services from Invensys.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.    BUSINESS SEGMENT INFORMATION

Reporting Segments. The Company has two principal product groups: metering systems products and support products. Metering systems products include metering, AMR and/or AMI communications systems and four principal metering product categories: water, gas, heat and electricity. Support products include pipe joining and repair products and die casting products. The two product groups, plus corporate operations, are organized into two reporting segments: Metering and Related Communication Systems and All Other.

Metering and Related Communication Systems revenues consist solely of third-party sales; and All Other revenues consist of third-party and inter-segment sales.

Inter-segment sales generally approximate cost. Cost of sales is based on standard cost, which includes materials, direct labor, warranty expense, overhead allocation, as well as variances from standard costs. Operating expenses directly associated with the reporting group may include sales, marketing, product development and administrative expenses and amortization of intangible assets.

Corporate operating expenses, interest expense, amortization of intangible assets and deferred financing costs, and management fees are not allocated to the product lines and are incorporated in the All Other operating segment.

Reporting Segment Products

Reporting Segment	Major Products
Metering and Related Communication Systems	Commercial and residential water, gas, electric and heat meters and AMR and AMI systems used by utilities. AMR systems include handheld and mobile radio-frequency reading systems and fixed network AMI systems. All metering reading system solutions include installation services and ongoing systems support.

All Other	Pipe joining, tapping and repair products that consist principally of pipe couplings, tapping sleeves and saddles, and repair clamps that are used by utilities in pipe joining and pipe repair applications. Die casting products that consist of high quality thin-wall, low porosity aluminum die castings, generally targeting the automotive industry and gas utility markets.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide changes in trends or components of revenue, gross profit percentage, operating income, depreciation and amortization, assets, goodwill and capital expenditures (including intangibles) for each segment (in millions):

	Year Ended March 31, 2007	% Change	Year Ended March 31, 2006	% Change	Year Ended March 31, 2005
Segment revenues
Metering and related communication systems	$509.7	3%	$496.8	6%	$470.2
All other	136.5	4%	131.1	14%	115.4
Eliminations	(13.3)	4%	(14.0)	11%	(15.8)

Total	$632.9	3%	$613.9	8%	$569.8

Gross profit %
Metering and related communication systems	30%	(7)%	32%	3%	31%
All other	21%	(9)%	23%	(4)%	24%

Total	28%	(7)%	30%	—	30%

Operating income
Metering and related communication systems	$30.3	(32)%	$45.1	17%	$38.6
All other	3.6	1100%	0.3	—	0.3

Total	$33.9	(24)%	$45.4	17%	$38.9

Depreciation and amortization
Metering and related communication systems	$29.7	17%	$25.4	11%	$22.9
All other	18.4	8%	17.0	1%	16.9

Total	$48.1	13%	$42.4	7%	$39.8

	Year Ended March 31, 2007	% Change	Year Ended March 31, 2006
Total assets
Metering and related communication systems	$860.8	8%	$799.4
All other	112.4	(17)%	135.7

Total	$973.2	4%	$935.1

Total goodwill
Metering and related communication systems	$315.0	14%	$275.8
All other	55.2	1%	54.7

Total	$370.2	12%	$330.5

Total capital expenditures (including intangibles)
Metering and related communication systems	$13.0	(10)%	$14.5
All other	4.7	(54)%	10.3

Total	$17.7	(29)%	$24.8

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic Segments. Net sales to third parties and long-lived assets by geographic region are as follows (in millions):

	Net Sales to Third Parties			Long-Lived Assets
	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005	March 31, 2007	March 31, 2006
North America	$411.4	$423.8	$391.2	$593.8	$552.3
Europe, Mid East, Africa	192.1	166.3	166.5	108.9	107.1
South America	14.1	10.6	7.3	1.5	1.4
Asia	15.3	13.2	4.8	21.2	22.4

Total	$632.9	$613.9	$569.8	$725.4	$683.2

Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity that holds such assets.

18.    COMMITMENTS AND CONTINGENCIES

The Company is involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of its business involving product liability, product warranty, property damage, insurance coverage, patents and environmental matters. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes these unresolved legal actions will not have a material effect on the financial position or results of operations of the Company.

The Company, as well as many other third parties, has been named as a defendant in several lawsuits filed related to illnesses from exposure to asbestos or asbestos-containing products. The complaints fail to specify which plaintiffs allegedly were involved with the Company’s products, and because the cases are in initial stages, it is uncertain whether any plaintiffs have asbestos-related illnesses or dealt with the Company’s products, much less whether any plaintiffs were exposed to an asbestos-containing component part of the Company’s product or whether such part could have been a substantial contributing factor to the alleged illness. Although we are entitled to indemnification for legal and indemnity costs for asbestos claims related to these products from certain subsidiaries of Invensys, under the stock purchase agreement pursuant to which we acquired Invensys Metering Systems, such indemnities, when aggregated with all other indemnity claims, are limited to the purchase price paid by us in connection with the acquisition of Invensys Metering Systems. The Company is unable to estimate the amount of its exposure, if any, related to these claims at this time. The Company does not believe the ultimate resolution of these issues will have a material adverse effect on the Company’s net earnings or financial position.

The Company entered into contracts that contain guarantees that could require performance or payment under certain conditions. The Company has entered into various agreements that require letters of credit for financial assurance purposes. These letters of credit are available to fund the payment of such obligations. At March 31, 2007 the Company had $4.7 million of letters of credit outstanding with expiration dates ranging from one month to 12 months.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Environmental Matters

The Company is aware of known contamination at the following United States facilities: Russellville, Kentucky; DuBois, Pennsylvania; Texarkana, Arkansas; and Uniontown, Pennsylvania as a result of historic releases of hazardous materials. The former owner of these sites is investigating, remediating and monitoring these properties. The Company is obligated to reimburse the former owner for a portion of cash paid on the remediation plus interest on cash paid at all sites other than Russellville (“Reimbursement Sites”), where the former owner pays all remediation costs. The Company is unable to estimate the amount of such costs at this time. In connection with the acquisition of Invensys Metering Systems, certain subsidiaries of Invensys plc agreed to retain liability for the reimbursement obligations related to the Reimbursement Sites.

In addition, there is contamination in the soil and groundwater at the Company’s facility in Ludwigshafen, Germany. The Company is indemnified against costs that may result from the contamination. This indemnification obligation is subject to the condition that the plots of land continue in industrial use, unless the former owner has agreed to the change from industrial use. The Company also has an indemnity, subject to certain limitations, from certain subsidiaries of Invensys plc regarding this facility pursuant to the terms of the purchase agreement governing the acquisition of Invensys Metering Systems.

Based on information currently available, the Company believes that future environmental compliance expenditures will not have a material effect on its financial position or results of operations, and has established allowances the Company believes are adequate to cover potential exposure to environmental liabilities. However, as to any of the above-described indemnities, the indemnifying parties may be unable to satisfy their obligations. Therefore, in such a case, environmental compliance costs and liabilities could reduce the Company’s net income and cash available for operations.

19.    VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of year	Charged to costs and expenses	Deductions for write-offs	Balance at end of year
Year ended March 31, 2007
Allowance for doubtful accounts	$1.4	$1.0	$(0.6)	$1.8
Deferred tax asset valuation allowance	65.4	3.8	—	69.2

	$66.8	$4.8	$(0.6)	$71.0

Year ended March 31, 2006
Allowance for doubtful accounts	$1.7	$0.2	$(0.5)	$1.4
Deferred tax asset valuation allowance	59.9	5.5	—	65.4

	$61.6	$5.7	$(0.5)	$66.8

Year ended March 31, 2005
Allowance for doubtful accounts	$1.3	$0.4	$—	$1.7
Deferred tax asset valuation allowance	53.4	6.5	—	59.9

	$54.7	$6.9	$—	$61.6

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The Company operates on a 4 week, 4 week, 5 week financial and business closing schedule for all periods, except year end, which is March 31. The following tables provide quarterly results of operations of the Company (in millions):

Fiscal 2006	First	Second	Third	Fourth
Net sales	$146.8	$142.1	$146.9	$178.1
Gross profit	44.3	42.3	43.5	56.3
Net (loss) income	(4.2)	(4.9)	(2.5)	8.4

Fiscal 2007	First	Second	Third	Fourth
Net sales	$146.6	$153.2	$144.7	$188.4
Gross profit	40.6	43.9	38.3	56.3
Gain from discontinued operations	—	0.1	—	—
Net (loss) income	(6.6)	(3.2)	(7.1)	8.9

Sensus Metering Systems (Bermuda 2) Ltd.

Index to Unaudited Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2007 (unaudited) and March 31, 2007	F-44

Consolidated Statements of Operations (unaudited) for the fiscal quarter ended June 30, 2007 and July 1, 2006	F-45

Consolidated Statements of Cash Flows (unaudited) for the fiscal quarter ended June 30, 2007 and July 1, 2006	F-46

Notes to Unaudited Consolidated Financial Statements	F-47

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED BALANCE SHEETS

(in millions, except per share and share data)

	June 30, 2007	March 31, 2007
ASSETS	(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$22.8	$34.9
Accounts receivable:
Trade, net of allowance for doubtful accounts of $2.1 and $1.8 at June 30, 2007 and March 31, 2007, respectively	99.2	98.3
Other	2.5	1.4
Inventories, net	63.7	63.6
Prepayments and other current assets	12.4	11.5
Deferred income taxes	6.4	6.4

Total current assets	207.0	216.1

Property, plant and equipment, net	135.7	134.3
Intangible assets, net	215.7	220.9
Goodwill	370.5	370.2
Deferred income taxes	8.8	9.2
Other long-term assets	22.5	22.5

Total assets	$960.2	$973.2

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$59.9	$64.1
Accruals and other current liabilities	53.7	61.4
Short-term borrowings	13.2	3.9
Income taxes payable	—	1.3
Restructuring accruals	2.6	3.7

Total current liabilities	129.4	134.4

Long-term debt, less current portion	463.6	471.6
Pensions	47.3	46.5
Deferred income taxes	73.7	73.2
Other long-term liabilities	13.5	12.9
Minority interest	8.8	8.1

Total liabilities	736.3	746.7

Commitments and Contingencies (Note 12)
STOCKHOLDER’S EQUITY:
Common stock, par value $1.00 per share, 12,000 shares authorized, issued and outstanding	—	—
Paid-in capital	243.2	243.2
Accumulated deficit	(22.2)	(18.1)
Accumulated other comprehensive income	2.9	1.4

Total stockholder’s equity	223.9	226.5

Total liabilities and stockholder’s equity	$960.2	$973.2

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions)

(unaudited)

	Fiscal Quarter Ended June 30, 2007	Fiscal Quarter Ended July 1, 2006
NET SALES	$171.0	$146.6

COST OF SALES	127.6	106.0

GROSS PROFIT	43.4	40.6

OPERATING EXPENSES:
Selling, general and administrative expenses	28.7	28.8
Restructuring costs	0.6	1.9
Amortization of intangible assets	5.5	5.6
Other operating expense, net	0.5	0.7

OPERATING INCOME	8.1	3.6

NON-OPERATING (EXPENSE) INCOME:
Interest expense, net	(10.6)	(10.3)
Other (expense) income, net	(0.1)	2.1

LOSS BEFORE INCOME TAXES AND MINORITY INTEREST	(2.6)	(4.6)

(BENEFIT) PROVISION FOR INCOME TAXES	(0.8)	1.9

LOSS BEFORE MINORITY INTEREST	(1.8)	(6.5)

MINORITY INTEREST	(0.7)	(0.1)

NET LOSS	$(2.5)	$(6.6)

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

(unaudited)

	Fiscal Quarter Ended June 30, 2007	Fiscal Quarter Ended July 1, 2006
OPERATING ACTIVITIES:
Net loss	$(2.5)	$(6.6)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5.5	5.6
Amortization of intangible assets	5.5	5.6
Amortization of deferred financing costs	0.7	0.6
Net gain on sale of assets	—	(1.7)
Net loss (gain) on foreign currency transactions	0.1	(0.5)
Minority interest	0.7	0.1
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(0.5)	9.1
Inventories	0.1	(6.5)
Accounts payable, accruals and other current liabilities	(13.5)	(22.6)
Other current assets	(0.4)	(1.2)
Other long-term assets	1.3	(2.4)
Other long-term liabilities	(0.5)	—
Income taxes payable	(2.7)	0.6
Pensions	0.4	0.4

Net cash used in operating activities	(5.8)	(19.5)

INVESTING ACTIVITIES:
Expenditures for property, plant and equipment	(6.4)	(3.1)
Purchases of intangible assets	(0.1)	(0.2)
Software development costs	(0.7)	—
AMDS acquisition	(0.4)	—
DuPenn acquisition	—	(0.4)
Proceeds from sale of assets	—	1.7

Net cash used in investing activities	(7.6)	(2.0)

FINANCING ACTIVITIES:
Principal payments on debt	(8.0)	—
Debt issuance costs	—	(0.6)
Increase in short-term borrowings	9.2	—

Net cash provided by (used in) financing activities	1.2	(0.6)
Effect of exchange rate changes on cash	0.1	0.2

DECREASE IN CASH AND CASH EQUIVALENTS	(12.1)	(21.9)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$34.9	$52.6

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$22.8	$30.7

SUPPLEMENTAL DISCLOSURES OF CASH FLOW:
Cash paid during the period for:
Interest	$15.6	$15.8

Income taxes, net of refunds	$1.7	$1.3

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Description of Business

Sensus Metering Systems (Bermuda 2) Ltd. (“Bermuda 2”), a wholly owned subsidiary of Sensus Metering Systems (Bermuda 1) Ltd. (“Bermuda 1”), together with its subsidiaries, referred to herein as the Company, is a leading provider of advanced metering and related communications solutions to the worldwide utility industry. The Company is a global manufacturer of water, gas, heat and electric meters including comprehensive metering communications system solutions that include both automatic meter reading (“AMR”) and advanced metering infrastructure (“AMI”) systems. In addition, the Company produces pipe joining and repair products for water and natural gas utilities and is a supplier of precision-manufactured aluminum die castings.

The Company was formed on December 18, 2003 through the acquisition of the metering systems and certain other businesses of Invensys plc (“Invensys”). Prior to the acquisition, the Company had no active business operations. The metering systems businesses operated by Invensys prior to the acquisition are referred to herein as “Invensys Metering Systems.” The acquisition was financed through a combination of borrowings under a $230.0 million term loan facility that is part of the Company’s senior credit facilities, the issuance of $275.0 million of 8 5/8% senior subordinated notes due 2013 (“the Notes”) and equity contributions from Bermuda 1.

Presentation

The accompanying consolidated financial statements are unaudited and have been prepared by the Company’s management in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information related to the Company’s organization, significant accounting policies and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted. In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for the fair presentation of the unaudited consolidated financial statements have been included, and the unaudited consolidated financial statements present fairly the financial position and results of operations for the interim periods presented. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2007 and related notes thereto included in the Company’s Annual Report on Form 10-K as filed with the SEC.

The accompanying consolidated financial statements present results of the Company for the fiscal quarters ended June 30, 2007 and July 1, 2006. The Company operates on a 4 week, 4 week, 5 week financial and business closing schedule for all periods, except year end, which is March 31, and the fiscal half, which is September 30. Operating results for interim periods are not necessarily indicative of the results that may be achieved for the full year.

Reclassifications

Certain prior year financial statement captions have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, Fair Value Measurements (“FAS 157”), to provide enhanced guidance when using fair value to measure assets

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and liabilities. FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. FAS 157 applies whenever other pronouncements require or permit assets or liabilities to be measured at fair value and, while not requiring new fair value measurements, may change current practices. FAS 157 is effective for the Company beginning in fiscal year 2009. The Company is currently evaluating the impact FAS 157 will have on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company will adopt FAS 158 related to the funded status in the current fiscal year at March 31, 2008. FAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. In the fiscal year ended March 31, 2009, the Company will adopt this change related to the measurement date. FAS 158 allows employers to choose one of two transition methods to adopt the measurement date requirement, and both methods would result in immediate adjustments to the statement of financial position. The Company does not anticipate that the adoption of FAS 158 will have a material impact on its financial statements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. FAS 159 is effective for the Company beginning in fiscal year 2009. The Company is currently assessing the impact of FAS 159 on its consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the financial statements. Due to various factors affecting future costs and operations, actual results could differ from those estimates.

2. Acquisition

On July 6, 2006, the Company acquired substantially all of the assets and assumed certain liabilities of AMDS for $64.7 million consisting of $51.9 million in cash and 15,000 vested preference shares issued by Bermuda 1 with an estimated fair value of $12.8 million.

The Company is also required to make additional future cash payments to AMDS based on a specified percentage of certain financial performance measures of the acquired business through March 2011. As of June 30, 2007, the Company has accrued $2.2 million related to the performance of the acquired business.

In addition, on the date of acquisition, Bermuda 1 issued 15,000 unvested preference shares to AMDS, which are subject to vesting based on the performance of the acquired business over a five-year period following closing. The redemption value of the unvested preference shares is $15.0 million if the specified performance thresholds are achieved over the relevant period. As of June 30, 2007, none of these preference shares has become vested. In accordance with FASB Emerging Issues Task Force Issue No. 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, the cumulative accrued amounts to be paid in cash, any additional future cash consideration and

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the fair value of the unvested preference shares represent additional purchase price and will increase the amount of recorded goodwill when the contingencies are resolved. The transaction was accounted for in accordance with FAS 141, and the operating results have been included in the Company’s consolidated financial statements from the date of acquisition.

Bermuda 1 is legally obligated to satisfy any future redemption requirements of the vested and unvested preference shares. Accordingly, the estimated fair value of the vested preference shares has been reflected within stockholder’s equity in the accompanying consolidated balance sheet at June 30, 2007 since it represents a capital contribution from Bermuda 1. The Company is not obligated to fulfill any future redemption requirements on behalf of Bermuda 1.

3. Goodwill and Identifiable Intangible Assets

Intangible assets consist of tradenames, patents, non-competition agreements, developed technology and customer and distributor relationships. Goodwill at June 30, 2007 represents the excess of the purchase price paid by the Company for Invensys Metering Systems, NexusData, Inc. (“Nexus”) and AMDS over the fair value of the respective net assets acquired. The purchase price allocation for these acquisitions resulted in $370.5 million of goodwill being recorded. The goodwill is attributed to the value placed on the Company being an industry leader with market-leading positions in the North American and European water metering markets, the North American clamps and couplings and precision die casting markets and the expected synergies resulting from the Nexus and AMDS acquisitions. The Company is also a market leader in the North American gas metering market, the European heat metering market and the North American water AMR market. The Company has achieved these leadership positions by developing and manufacturing innovative products. In addition, future expansion of AMR technology provides a significant opportunity for the Company. Patents, trademarks, developed technology, customer and distributor relationships and non-competition agreements are stated at fair value on the date of acquisition as determined by an independent valuation firm.

Intangible assets are summarized as follows (in millions):

	June 30, 2007		March 31, 2007
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangible assets not subject to amortization:
Goodwill	$370.5	$—	$370.2	$—
Tradenames (indefinite lived)	27.3	—	27.3	—
Pension	2.5	—	2.5	—
Other	0.3	—	0.3	—

	400.6	—	400.3	—
Intangible assets subject to amortization:
Distributor and marketing relationships	191.8	(38.5)	191.4	(36.5)
Developed technology	26.0	(2.1)	26.0	(1.6)
Non-competition agreements	30.5	(26.7)	30.5	(24.8)
Patents	15.5	(10.9)	15.6	(9.8)

	263.8	(78.2)	263.5	(72.7)

Total intangible assets	$664.4	$(78.2)	$663.8	$(72.7)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (“FIFO”) method. Cost is determined based on standard cost with appropriate adjustments to approximate FIFO cost. Market is determined on the basis of estimated realizable values.

Inventories consist of the following (in millions):

	June 30, 2007	March 31, 2007
Raw materials, parts and supplies	$33.4	$35.3
Work in process	14.0	13.6
Finished goods	18.7	17.0
Allowance for shrink and obsolescence	(2.4)	(2.3)

Inventories, net	$63.7	$63.6

5. Financial Instruments

The Company utilizes derivative instruments, specifically forward contracts and interest rate swap agreements, to manage its exposure to market risks such as foreign currency exchange and interest rate risks. The Company records derivative instruments as assets or liabilities on the consolidated balance sheet, measured at fair value.

As of June 30, 2007, the Company had various foreign currency forward contracts outstanding to purchase approximately $5.8 million net U.S. dollars by selling approximately BRL 3.4 million and SKK 222.7 million and buying EUR 3.4 million. The outstanding contracts have expiration dates ranging from July 2, 2007 through November 14, 2007. These contracts are arranged to manage the exposure to foreign currency risks related primarily to certain intercompany receivable and payable balances denominated in those currencies and offset exchange losses and gains on underlying exposures. Gains and losses on these contracts, as well as gains and losses on the items being hedged, are included as a component of other non-operating income (expense) in the Company’s consolidated statements of operations. The Company does not utilize hedge accounting treatment for its forward contracts. The Company recorded a net gain of $0.1 million, all of which was unrealized, on the forward contracts for the fiscal quarter ended June 30, 2007 and a $0.2 million net loss for the fiscal quarter ended July 1, 2006, which includes a $0.3 million realized loss upon settlement of certain contracts.

The Company utilizes interest rate swap agreements to mitigate its exposure to fluctuations in interest rates on variable-rate debt by converting variable-rate debt to fixed-rate debt. On December 9, 2005 and March 24, 2006 (the “trade dates”), the Company entered into interest rate swap agreements, each with a notional amount of $50.0 million, in which it receives periodic variable interest payments at the three-month LIBOR and makes periodic payments at a fixed rate of 4.927% and 5.121%, respectively. The first swap agreement was effective on January 20, 2006 and terminates on September 30, 2010, and the second swap agreement was effective on August 22, 2006 and terminates on June 30, 2010. These interest rate swaps have been designated as cash flow hedges, and changes in the Company’s cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. To the extent the swaps provide an effective hedge, changes in the fair value of the interest rate swaps are reflected in other comprehensive income (loss), net of tax. Any ineffectiveness related to the interest rate swaps will be recorded through earnings. Other comprehensive income of $0.8 million (net of tax of $0.5 million) and $0.8 million (net of tax of $0.4 million) for the fiscal quarters ended June 30, 2007 and July 1, 2006, respectively, reflects the changes in fair value of the interest rate swaps due to fluctuations in interest rates since the trade dates.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Restructuring Costs

The following reflects activity associated with costs related to the Company’s restructuring initiatives (in millions):

	Fiscal Quarter Ended June 30, 2007	Fiscal Quarter Ended July 1, 2006
Employee severance and exit costs:
Accrued	$0.3	$1.9
Expensed as incurred	0.3	—

Total	$0.6	$1.9

For the fiscal quarter ended June 30, 2007, the Company incurred $0.6 million of restructuring costs related to activities to rationalize its water meter product lines in Europe. Additional restructuring costs of approximately $6.0 million are expected to be incurred in fiscal 2008 as current restructuring programs are completed and new initiatives are undertaken. These and other planned activities affect both direct and indirect personnel and will result in a net headcount reduction of approximately 49 employees primarily in the Company’s German meter production facilities through the end of fiscal 2008.

Restructuring accruals are summarized as follows (in millions):

	Fiscal Quarter Ended June 30, 2007	Fiscal Quarter Ended July 1, 2006
Balance at beginning of year	$6.5	$5.7
Cash payments	(1.3)	(1.3)
Write-off of accrued inventory charges	(0.1)	—
Accrual of new committed/announced programs	0.3	1.9
Foreign currency translation adjustment	—	0.2

Balance at end of period	$5.4	$6.5

Current portion	$2.6	$3.6
Non-current portion	2.8	2.9

Total	$5.4	$6.5

Restructuring accruals are reflected within current liabilities and other long-term liabilities on the Company’s consolidated balance sheets. As of June 30, 2007, restricted cash of $1.6 million to fund the Company’s early retirement contracts for certain of its German employees comprised $1.2 million classified as other long-term assets and $0.4 million classified as prepayments and other current assets in the accompanying consolidated balance sheet.

7. Warranty Obligations

Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized. The amounts of those reserves are based on established terms and the Company’s estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Warranty reserves are reflected within accruals and other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents a reconciliation of the changes in product warranty reserves (in millions):

	Fiscal Quarter Ended June 30, 2007	Fiscal Quarter Ended July 1, 2006
Balance at beginning of year	$8.8	$7.8
Warranties accrued	1.9	1.0
Settlements made	(2.1)	(1.3)
Foreign currency translation adjustment	—	0.1

Balance at end of period	$8.6	$7.6

Current portion	$5.5	$4.2
Non-current portion	3.1	3.4

Total	$8.6	$7.6

8. Retirement Benefits

The Company has defined benefit plans in Germany and the United States. Pension benefits in Germany for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. The U.S. defined benefit plan consists of only unionized hourly employees. The Company’s policy is to fund its pension obligations in conformity with the funding requirements of the laws and governmental regulations applicable in the respective country.

Net periodic benefit cost for the German pension plan consists of the following (in millions):

	Fiscal Quarter Ended June 30, 2007	Fiscal Quarter Ended July 1, 2006
Service cost	$0.2	$0.2
Interest cost	0.5	0.5
Amortization of prior service cost	0.1	0.1
Recognized net actuarial loss	—	0.1

Net periodic benefit cost	$0.8	$0.9

Net periodic benefit cost for the U.S. pension plan consists of the following (in millions):

	Fiscal Quarter Ended June 30, 2007	Fiscal Quarter Ended July 1, 2006
Service cost	$0.3	$0.3
Interest cost	0.1	—
Expected return on plan assets	(0.1)	—

Net periodic benefit cost	$0.3	$0.3

The Company expects to continue to make contributions sufficient to fund benefits paid under its U.S. pension plan. The Company contributed approximately $0.1 million in the current fiscal quarter to its U.S. plan. Required contributions for the current fiscal year will total $0.7 million, and additional contributions may be made at the Company’s discretion.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Business Segment Information

Reporting Segments. The Company has two principal product groups: metering systems products and support products. Metering systems products include four principal metering product categories: water, gas, heat and electricity, and AMR and/or AMI communications systems. Support products include pipe joining and repair products and die casting products. The two product groups, plus corporate operations, are organized into two reporting segments: Metering and Related Communication Systems and All Other.

Metering and Related Communication Systems revenues consist solely of third-party sales, and All Other revenues consist of third-party and inter-segment sales.

Inter-segment sales generally approximate cost. Cost of sales is based on standard cost, which includes materials, direct labor, warranty expense, overhead allocation, as well as variances from standard costs. Operating expenses directly associated with the reporting group may include sales, marketing, product development and administrative expenses and amortization of intangible assets.

Corporate operating expenses, interest expense, amortization of intangible assets and deferred financing costs, and management fees are not allocated to the product lines and are included in the All Other operating segment.

Reporting Segment Products

Reporting Segment	Major Products
Metering and Related Communication Systems	Commercial and residential water, gas, electric and heat meters and AMR and AMI systems used by utilities. AMR systems include handheld and mobile radio-frequency reading systems. All meter reading system solutions include installation services and ongoing systems support.

All Other	Pipe joining, tapping and repair products that consist principally of pipe couplings, tapping sleeves and saddles, and repair clamps, which are used by utilities in pipe joining and pipe repair applications. Die casting products that consist of high quality thin-wall, low porosity aluminum die castings, generally targeting the automotive industry and gas utility markets.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides changes in components of revenue, operating income (loss) and pre-tax profit (loss) before minority interest for each segment (in millions):

	Fiscal Quarter Ended
	June 30, 2007	July 1, 2006
Segment revenues
Metering and related communication systems	$141.5	$116.2
All other	33.9	34.8
Eliminations of inter-segment sales	(4.4)	(4.4)

Total	$171.0	$146.6

Operating income (loss)
Metering and related communication systems	$8.3	$4.1
All other	(0.2)	(0.5)

Total	$8.1	$3.6

Profit (loss) before income taxes and minority interest
Metering and related communication systems	$8.0	$5.7
All other	(10.6)	(10.3)

Total	$(2.6)	$(4.6)

Geographic Information. Net sales to third parties and long-lived assets, which include property, plant and equipment (net), intangible assets (net) and goodwill, by geographic region are as follows (in millions):

	Net Sales		Long-Lived Assets
	Fiscal Quarter Ended June 30, 2007	Fiscal Quarter Ended July 1, 2006	June 30, 2007	March 31, 2007
North America	$109.1	$97.8	$588.1	$593.8
Europe, Middle East, Africa	49.9	42.9	108.7	108.9
South America	5.0	2.7	1.7	1.5
Asia	7.0	3.2	23.4	21.2

Total	$171.0	$146.6	$721.9	$725.4

Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity that holds such assets.

10. Comprehensive Loss

Comprehensive loss consists of the following (in millions):

	Fiscal Quarter Ended June 30, 2007	Fiscal Quarter Ended July 1, 2006
Net loss	$(2.5)	$(6.6)
Other comprehensive income (loss):
Foreign currency translation adjustment	0.7	(0.1)
Unrealized gain on interest rate swaps, net of tax	0.8	0.8

Comprehensive loss	$(1.0)	$(5.9)

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Income Taxes

The income tax benefit for the current fiscal quarter reflects the Company’s pre-tax loss based on the Company’s estimated annual effective tax rate. Previously, the Company’s tax provision was the result of income taxes being recorded based on the forecasted income of the Company’s operations. No income tax benefit was previously recorded for operating losses incurred on an interim basis where the realization of any such benefit was considered uncertain.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company adopted the provisions of FIN 48 on April 1, 2007 and accordingly recognized a $1.6 million increase in the liability for unrecognized tax benefits through a cumulative-effect adjustment to retained earnings, which increased the accumulated deficit at April 1, 2007.

The Company had unrecognized tax benefits of $2.9 million at April 1, 2007, of which $2.6 million would impact the Company’s effective tax rate if recognized in a future period. There were no significant changes to the Company’s unrecognized tax liabilities during the current fiscal quarter. The statute of limitations will expire on a portion of our unrecognized tax benefit during this fiscal year, which we expect will result in a decrease in the unrecognized tax benefit of approximately $0.3 million. The Company does not expect there to be any other material changes in the amount of unrecognized tax benefits within the next 12 months. The total unrecognized tax benefits as of June 30, 2007 were $3.1 million, of which $2.8 million is reflected in other long-term liabilities on the accompanying consolidated balance sheet.

At April 1, 2007, the Company recognized accrued expense of $0.9 million for interest and penalties related to unrecognized tax benefits in income tax expense. An additional $0.1 million of interest and penalties was accrued during the current fiscal quarter.

As of April 1, 2007, the Company is subject to U.S. federal, state, and local income tax examination for fiscal years ending March 31, 2004 through March 31, 2006. The Company is also subject to non-U.S. income tax examinations for the same period. The Company currently is not under any U.S. federal or state audit examinations; however, the Company is currently under audit in one foreign jurisdiction.

12. Commitments and Contingencies

The Company is involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of its business involving product liability, product warranty, property damage, insurance coverage, patents and environmental matters. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes these unresolved legal actions will not have a material effect on the financial position or results of operations of the Company.

The Company, as well as many other third parties, has been named as a defendant in several lawsuits filed related to illnesses from exposure to asbestos or asbestos-containing products. The complaints fail to specify which plaintiffs allegedly were involved with the Company’s products, and because the cases are in initial stages, it is uncertain whether any plaintiffs have asbestos-related illnesses or dealt with the Company’s products, much less whether any plaintiffs were exposed to an asbestos-containing component part of the Company’s product or whether such part could have been a substantial contributing factor to the alleged illness. Although we are

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entitled to indemnification for legal and indemnity costs for asbestos claims related to these products from certain subsidiaries of Invensys, under the stock purchase agreement pursuant to which we acquired Invensys Metering Systems, such indemnities, when aggregated with all other indemnity claims, are limited to the purchase price paid by us in connection with the acquisition of Invensys Metering Systems. The Company is unable to estimate the amount of its exposure, if any, related to these claims at this time. The Company does not believe the ultimate resolution of these issues will have a material adverse effect on the Company’s net earnings or financial position.

The Company entered into contracts that contain product warranties that could require performance under certain conditions. The Company has entered into various agreements that require letters of credit for financial assurance purposes. These letters of credit are available to fund the payment of such obligations. At June 30, 2007, the Company had $5.8 million of letters of credit outstanding with expiration dates ranging from one month to 12 months.

13. Debt

The Company’s total indebtedness outstanding consists of the following (in millions):

	June 30, 2007	March 31, 2007
U.S. revolving credit facility (short term)	$9.2	$—
Short-term borrowings assumed in Rongtai acquisition	4.0	3.9
Long-term loan from Rongtai joint venture partner	0.4	0.4
U.S. term loan facility	172.0	177.0
European term loan facility	16.2	19.2
Senior subordinated notes	275.0	275.0

Total debt	$476.8	$475.5

14. Guarantor Subsidiaries

The following tables present the condensed consolidating balance sheets at June 30, 2007 (unaudited) and March 31, 2007 and unaudited statements of operations and cash flows for the fiscal quarters June 30, 2007 and July 1, 2006 for a) Bermuda 2 (referred to as Parent), b) Sensus Metering Systems Inc. (“SMS Inc.”), the issuer of the Notes (referred to as Issuer), c) on a combined basis, the subsidiaries of Bermuda 2 that are guaranteeing the Notes (referred to as Guarantor Subsidiaries) and d) on a combined basis, the subsidiaries of Bermuda 2 that are not guaranteeing the Notes (referred to as Non-Guarantor Subsidiaries). Separate financial statements for the Issuer and the Guarantor Subsidiaries are not presented because SMS Inc. and the Guarantor Subsidiaries are 100% owned by Bermuda 2, the guarantees are full and unconditional and joint and several, and the Company believes separate financial statements and other disclosures are not material to investors.

The Company merged its subsidiaries, SMS Inc., Sensus Metering Systems North America Inc. (“SMS NA”) and Sensus Metering Headquarters Corporation (“SMS HQ”), on October 1, 2005 for the purpose of simplifying the Company’s corporate structure. The results of operations for SMS NA and SMS HQ, which were previously reported with the Guarantor Subsidiaries, are currently reported with the results of operations of the Issuer. The condensed consolidating balance sheets of the Company at June 30, 2007 (unaudited) and March 31, 2007 and the unaudited statements of operations and cash flows for the fiscal quarters ended June 30, 2007 and July 1, 2006 reflect this merger.

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets (unaudited)

June 30, 2007

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$—	$4.7	$(0.1)	$18.2	$—	$22.8
Accounts receivable:
Trade, net of allowance for doubtful accounts	—	42.4	11.9	44.9	—	99.2
From affiliates	(2.3)	24.1	1.6	(23.4)	—	—
Other	—	0.2	1.7	0.6	—	2.5
Inventories, net	—	24.0	12.5	27.2	—	63.7
Prepayments and other current assets	—	2.4	1.8	8.2	—	12.4
Deferred income taxes	—	4.6	1.8	—	—	6.4

Total current assets	(2.3)	102.4	31.2	75.7	—	207.0

Notes receivable from affiliates	—	433.2	—	29.1	(462.3)	—
Property, plant and equipment, net	—	37.8	31.6	66.3	—	135.7
Intangible assets, net	—	165.2	12.6	37.9	—	215.7
Goodwill	—	288.1	55.0	27.4	—	370.5
Investment in subsidiaries	688.2	139.6	—	—	(827.8)	—
Deferred income taxes	—	0.1	8.7	—	—	8.8
Other long-term assets	0.3	19.3	(0.1)	3.0	—	22.5

Total assets	$686.2	$1,185.7	$139.0	$239.4	$(1,290.1)	$960.2

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$26.3	$7.1	$26.5	$—	$59.9
Accruals and other current liabilities	—	19.9	3.7	30.1	—	53.7
Short-term borrowings	—	9.2	—	4.0	—	13.2
Income taxes payable	—	5.2	(5.4)	0.2	—	—
Restructuring accruals	—	0.5	0.1	2.0	—	2.6

Total current liabilities	—	61.1	5.5	62.8	—	129.4

Notes payable to affiliates	462.3	(1.0)	(2.9)	3.9	(462.3)	—
Long-term debt, less current portion	—	447.0	—	16.6	—	463.6
Pensions	—	0.5	0.4	46.4	—	47.3
Deferred income taxes	—	51.7	(0.8)	22.8	—	73.7
Other long-term liabilities	—	5.1	3.5	4.9	—	13.5
Minority interest	—	—	—	8.8	—	8.8

Total liabilities	462.3	564.4	5.7	166.2	(462.3)	736.3

Stockholders’ equity	223.9	621.3	133.3	73.2	(827.8)	223.9

Total liabilities and stockholders’ equity	$686.2	$1,185.7	$139.0	$239.4	$(1,290.1)	$960.2

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets

March 31, 2007

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$—	$12.3	$1.2	$21.4	$—	$34.9
Accounts receivable:
Trade, net of allowance for doubtful accounts	—	42.9	11.0	44.4	—	98.3
From affiliates	(2.2)	23.1	2.4	(23.3)	—	—
Other	—	—	0.8	0.6	—	1.4
Inventories, net	—	24.4	13.6	25.6	—	63.6
Prepayments and other current assets	—	3.2	0.4	7.9	—	11.5
Deferred income taxes	—	4.6	1.8	—	—	6.4

Total current assets	(2.2)	110.5	31.2	76.6	—	216.1

Notes receivable from affiliates	—	433.2	—	29.1	(462.3)	—
Property, plant and equipment, net	—	38.6	32.0	63.7	—	134.3
Intangible assets, net	—	169.2	13.4	38.3	—	220.9
Goodwill	—	287.7	55.0	27.5	—	370.2
Investment in subsidiaries	690.8	136.4	—	—	(827.2)	—
Deferred income taxes	—	0.1	9.1	—	—	9.2
Other long-term assets	0.2	18.5	(0.1)	3.9	—	22.5

Total assets	$688.8	$1,194.2	$140.6	$239.1	$(1,289.5)	$973.2

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$29.8	$8.2	$26.1	$—	$64.1
Accruals and other current liabilities	—	26.7	4.0	30.7	—	61.4
Short-term borrowings	—	—	—	3.9	—	3.9
Income taxes payable	—	5.6	(4.4)	0.1	—	1.3
Restructuring accruals	—	0.8	0.1	2.8	—	3.7

Total current liabilities	—	62.9	7.9	63.6	—	134.4

Notes payable to affiliates	462.3	(2.3)	2.1	0.2	(462.3)	—
Long-term debt, less current portion	—	452.0	—	19.6	—	471.6
Pensions	—	0.4	0.4	45.7	—	46.5
Deferred income taxes	—	51.2	(0.8)	22.8	—	73.2
Other long-term liabilities	—	5.9	2.0	5.0	—	12.9
Minority interest	—	—	—	8.1	—	8.1

Total liabilities	462.3	570.1	11.6	165.0	(462.3)	746.7

Stockholders’ equity	226.5	624.1	129.0	74.1	(827.2)	226.5

Total liabilities and stockholders’ equity	$688.8	$1,194.2	$140.6	$239.1	$(1,289.5)	$973.2

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations (unaudited)

Fiscal Quarter Ended June 30, 2007

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$84.0	$29.7	$66.2	$(8.9)	$171.0
Cost of sales	—	62.5	25.0	49.0	(8.9)	127.6

Gross profit	—	21.5	4.7	17.2	—	43.4

Selling, general and administrative expenses	—	15.0	—	13.7	—	28.7
Restructuring costs	—	—	—	0.6	—	0.6
Amortization of intangible assets	—	4.2	0.8	0.5	—	5.5
Other operating expense (income), net	—	0.7	—	(0.2)	—	0.5

Operating income	—	1.6	3.9	2.6	—	8.1

Non-operating (expense) income:
Interest expense, net	—	(9.5)	—	(1.1)	—	(10.6)
Equity in (loss) earnings of subsidiaries	(2.5)	6.7	—	—	(4.2)	—
Other expense, net	—	(0.1)	—	—	—	(0.1)

(Loss) income before income taxes and minority interest	(2.5)	(1.3)	3.9	1.5	(4.2)	(2.6)

Provision (benefit) for income taxes	—	0.7	(2.0)	0.5	—	(0.8)

(Loss) income before minority interest	(2.5)	(2.0)	5.9	1.0	(4.2)	(1.8)

Minority interest	—	—	—	(0.7)	—	(0.7)

Net (loss) income	$(2.5)	$(2.0)	$5.9	$0.3	$(4.2)	$(2.5)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations (unaudited)

Fiscal Quarter Ended July 1, 2006

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$69.9	$27.8	$53.8	$(4.9)	$146.6
Cost of sales	—	48.9	21.7	40.3	(4.9)	106.0

Gross profit	—	21.0	6.1	13.5	—	40.6

Selling, general and administrative expenses	—	15.1	0.6	13.1	—	28.8
Restructuring costs	—	—	—	1.9	—	1.9
Amortization of intangible assets	—	4.0	0.8	0.8	—	5.6
Other operating expense, net	—	0.6	0.1	—	—	0.7

Operating income (loss)	—	1.3	4.6	(2.3)	—	3.6

Non-operating (expense) income:
Interest expense, net	—	(8.9)	(0.3)	(1.1)	—	(10.3)
Equity in (loss) earnings of subsidiaries	(6.6)	5.0	—	—	1.6	—
Other income, net	—	—	0.1	2.0	—	2.1

(Loss) income before income taxes and minority interest	(6.6)	(2.6)	4.4	(1.4)	1.6	(4.6)

Provision (benefit) for income taxes	—	2.2	(0.6)	0.3	—	1.9

(Loss) income before minority interest	(6.6)	(4.8)	5.0	(1.7)	1.6	(6.5)

Minority interest	—	—	—	(0.1)	—	(0.1)

Net (loss) income	$(6.6)	$(4.8)	$5.0	$(1.8)	$1.6	$(6.6)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows (unaudited)

Fiscal Quarter Ended June 30, 2007

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating activities
Net (loss) income	$(2.5)	$(2.0)	$5.9	$0.3	$(4.2)	$(2.5)
Non-cash adjustments	—	6.7	2.1	3.7	—	12.5
Undistributed equity in loss (earnings) of subsidiaries	2.5	(6.7)	—	—	4.2	—
Changes in operating assets and liabilities	—	(7.5)	(8.4)	0.1	—	(15.8)

Net cash (used in) provided by operating activities	—	(9.5)	(0.4)	4.1	—	(5.8)

Investing activities
Expenditures for property, plant and equipment, intangibles and software development costs	—	(1.9)	(0.9)	(4.4)	—	(7.2)
Acquisitions	—	(0.4)	—	—	—	(0.4)

Net cash used in investing activities	—	(2.3)	(0.9)	(4.4)	—	(7.6)

Financing activities
Increase in short-term borrowings	—	9.2	—	—	—	9.2
Principal payments on debt	—	(5.0)	—	(3.0)	—	(8.0)

Net cash provided by (used in) financing activities	—	4.2	—	(3.0)	—	1.2

Effect of exchange rate changes on cash	—	—	—	0.1	—	0.1
Decrease in cash and cash equivalents	$—	$(7.6)	$(1.3)	$(3.2)	$—	$(12.1)

Cash and cash equivalents at beginning of year	$—	$12.3	$1.2	$21.4	$—	$34.9

Cash and cash equivalents at end of period	$—	$4.7	$(0.1)	$18.2	$—	$22.8

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows (unaudited)

Fiscal Quarter Ended July 1, 2006

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating activities
Net (loss) income	$(6.6)	$(4.8)	$5.0	$(1.8)	$1.6	$(6.6)
Non-cash adjustments	—	6.5	2.2	1.0	—	9.7
Undistributed equity in loss (earnings) of subsidiaries	6.6	(5.0)	—	—	(1.6)	—
Changes in operating assets and liabilities	—	(11.3)	(7.2)	(4.1)	—	(22.6)

Net cash used in operating activities	—	(14.6)	—	(4.9)	—	(19.5)

Investing activities
Expenditures for property, plant and equipment and intangibles	—	(1.1)	(0.8)	(1.4)	—	(3.3)
Acquisitions,	—	(0.4)	—	—	—	(0.4)
Proceeds from sale of assets	—	—	—	1.7	—	1.7

Net cash (used in) provided by investing activities	—	(1.5)	(0.8)	0.3	—	(2.0)

Financing activities
Debt issuance costs	—	(0.6)	—	—	—	(0.6)

Net cash used in financing activities	—	(0.6)	—	—	—	(0.6)

Effect of exchange rate changes on cash	—	—	—	0.2	—	0.2
Decrease in cash and cash equivalents	—	(16.7)	(0.8)	(4.4)	—	(21.9)

Cash and cash equivalents at beginning of year	$—	$26.7	$0.7	$25.2	$—	$52.6

Cash and cash equivalents at end of period	$—	$10.0	$(0.1)	$20.8	$—	$30.7

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Subsequent Event

On July 19, 2007, the Company’s Board of Directors approved the Sensus Metering Systems 2007 Stock Option Plan (the “Option Plan”), as well as a form of Notice of Stock Option Grant and Nonqualified Stock Option Agreement. The Option Plan provides for the issuance of stock options to employees, directors and consultants of the Company and its subsidiaries and affiliates. A total of 1,000,000 shares of Bermuda 1 Class B common stock are available for issuance upon exercise of options granted pursuant to the Option Plan.

In connection with the approval of the Option Plan, the Compensation Committee of the Company’s Board of Directors granted options to purchase 310,000 shares of Bermuda 1 Class B common stock to certain members of management. The options are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant. In addition, the vesting of the options may accelerate upon the occurrence of certain stated liquidity events. The options have an exercise price of $5.50 per share.